AMENDED AND RESTATED PRIVATE PLACEMENT MEMORANDUM

NEWSMAX

NEWSMAX INC.

$150,000,000 Total Offering

30,000 shares of Series B Convertible Preferred Stock
(the “**Shares**”)

Offering Price:
$5,000 per Share
One Share Minimum Investment

Newsmax Inc. may, at its sole option, increase the size of this offering by 15,000 Shares ($75,000,000) for a total offering of 45,000 shares ($225,000,000)
(the “**Overallotment Option**”)

THESE SECURITIES ARE BEING OFFERED WITHOUT REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”), OR ANY OTHER APPLICABLE SECURITIES LAWS, AND ARE OFFERED IN RELIANCE UPON THE EXEMPTIONS FROM REGISTRATION PROVIDED BY SECTION 4(A)(2) OF THE 1933 ACT, RULE 506(C) OF REGULATION D PROMULGATED THEREUNDER, AND EXEMPTIONS UNDER APPLICABLE STATE LAWS. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY, NOR HAVE SUCH AUTHORITIES PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES ARE SPECULATIVE, AND AN INVESTMENT IN THE SECURITIES OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.

NEWSMAX INC. AND/OR ITS SUBSIDIARIES MAY BE INVOLVED IN LITIGATION FROM TIME TO TIME, AND A SUBSIDIARY OF NEWSMAX INC. IS CURRENTLY INVOLVED IN SIGNIFICANT LITIGATION, INCLUDING CLAIMS RELATING TO ALLEGED LIBEL OR DEFAMATION AND PERSONAL INJURY AND PROPERTY DAMAGE, FREE SPEECH, AND REGULATORY REQUIREMENTS. INVESTORS ARE ENCOURAGED TO CAREFULLY READ THE RISK FACTORS SET FORTH IN THIS AMENDED AND RESTATED PRIVATE PLACEMENT MEMORANDUM.

DIGITAL OFFERING

Digital Offering, LLC

The Date of this Amended and Restated Private Placement Memorandum is October 9, 2024

EXPLANATORY NOTE

This amended and restated private placement memorandum (this "**Memorandum**") amends and restates that certain private placement memorandum dated June 4, 2024 (the "**Former Memorandum**") and describes the offering of shares of Series B Preferred Stock (the "**Shares**") in Newsmax Inc. This Memorandum amends and restates the Former Memorandum to, among other things, (i) describe the Articles of Correction to the Certificate of Designation of the Series B Convertible Preferred Stock filed by the Company; (ii) describe the intercompany note entered into between Newsmax Inc. and its wholly-owned subsidiary, Newsmax Media; and (iii) to announce the settlement of the Company's previously announced litigation with Smartmatic USA Corp. and certain of its affiliates.

CERTAIN OF THE INFORMATION CONTAINED IN THIS AMENDED AND RESTATED PRIVATE PLACEMENT MEMORANDUM IS CONFIDENTIAL AND PROPRIETARY INFORMATION AND IS BEING SUBMITTED TO PROSPECTIVE INVESTORS SOLELY FOR SUCH INVESTORS' CONFIDENTIAL USE WITH THE EXPRESS UNDERSTANDING THAT, WITHOUT NEWSMAX INC.'S PRIOR EXPRESS WRITTEN PERMISSION, SUCH PERSONS WILL NOT RELEASE THIS DOCUMENT OR DISCUSS THE INFORMATION CONTAINED HEREIN OR MAKE REPRODUCTIONS OF OR USE THIS MEMORANDUM FOR ANY PURPOSE OTHER THAN EVALUATING A POTENTIAL INVESTMENT IN THE SHARES.

THIS MEMORANDUM CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE 1933 ACT AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THIS INFORMATION MAY INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH MAY CAUSE THE COMPANY'S ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY ANY FORWARD LOOKING STATEMENTS. THERE CAN BE NO ASSURANCE THAT THE COMPANY WILL BE ABLE TO SUCCESSFULLY IMPLEMENT ANY OF ITS PLANS OR THAT ASSUMPTIONS OR EXPECTATIONS REGARDING THE COMPANY'S FUTURE PLANS AND PERFORMANCE WILL NOT BE MATERIALLY DIFFERENT FROM THE COMPANY'S CURRENT PERFORMANCE OR PRESENT EXPECTATIONS.

THE SECURITIES OFFERED HEREBY ARE HIGHLY SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK AND SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT AFFORD THE LOSS OF HIS OR HER ENTIRE INVESTMENT. SEE "RISK FACTORS" AND "TERMS OF THE OFFERING" SECTIONS OF THIS MEMORANDUM FOR ADDITIONAL INFORMATION.

THIS OFFERING IS SUBJECT TO NEWSMAX INC.'S WITHDRAWAL, CANCELLATION OR MODIFICATION WITHOUT NOTICE. NEWSMAX INC. RESERVES THE RIGHT, IN ITS SOLE DISCRETION, TO REJECT ANY PROPOSED INVESTMENT IN THE COMPANY AND/OR ITS SHARES IN WHOLE OR IN PART FOR ANY REASON, OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE NUMBER OF SHARES PROPOSED TO BE PURCHASED BY SUCH PROSPECTIVE INVESTOR, OR TO WAIVE CONDITIONS TO THE PURCHASE OF SHARES BY ANY PROSPECTIVE INVESTOR.

IN MAKING AN INVESTMENT DECISION, PROSPECTIVE INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THE PURPOSE OF THIS MEMORANDUM IS SOLELY TO AID IN SUCH EXAMINATION AND NOT TO SERVE AS A BASIS FOR AN INVESTMENT DECISION.

EACH PROSPECTIVE INVESTOR MAY, IF HE OR SHE SO DESIRES, SUBMIT INQUIRIES TO NEWSMAX INC. WITH RESPECT TO THE COMPANY'S SUBSIDIARIES' BUSINESSES OR ANY OTHER MATTERS RELATING TO THE PROPOSED INVESTMENT IN THE SHARES OFFERED IN THIS OFFERING. SUBJECT TO THE APPROVAL OF NEWSMAX INC. AND THE EXECUTION AND DELIVERY BY SUCH PROSPECTIVE INVESTOR OF A CONFIDENTIALITY AGREEMENT IN A FORM TO BE PROVIDED BY NEWSMAX INC., THE PROSPECTIVE INVESTOR MAY OBTAIN THE REQUESTED INFORMATION FROM NEWSMAX INC. IN ORDER TO VERIFY THE ACCURACY OF THE INFORMATION CONTAINED IN THIS MEMORANDUM (IN EACH CASE, TO THE EXTENT THAT NEWSMAX INC. POSSESSES SUCH INFORMATION OR CAN ACQUIRE IT WITHOUT

UNREASONABLE EFFORT OR EXPENSE). THE PROSPECTIVE INVESTOR SHALL IMMEDIATELY RETURN TO NEWSMAX INC. (OR DESTROY AND PROVIDE PROOF AS REQUIRED BY NEWSMAX INC.) ANY INFORMATION PROVIDED BY THE COMPANY IF THE PROSPECTIVE INVESTOR DOES NOT PURCHASE THE SHARES OFFERED HEREUNDER. ANY SUCH INQUIRIES OR REQUESTS FOR ADDITIONAL INFORMATION OR DOCUMENTS SHOULD BE MADE IN WRITING TO NEWSMAX INC..

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS ON BEHALF OF THE COMPANY OR ANY OF ITS OFFICERS, DIRECTORS, EMPLOYEES, REPRESENTATIVES OR AGENTS, AND ANY SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THE ONLY INFORMATION PROVIDED BY NEWSMAX INC. ON BEHALF OF THE COMPANY RELATED TO THE OFFERING IS SET FORTH IN THIS MEMORANDUM.

THIS MEMORANDUM DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SHARES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO.

NEITHER THE DELIVERY OF THIS MEMORANDUM NOR ANY SALE MADE HEREUNDER SHALL IMPLY THAT THERE HAS BEEN NO CHANGE IN THE COMPANY'S AFFAIRS SINCE THE DATE HEREOF, OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS MEMORANDUM.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS MEMORANDUM AS LEGAL, INVESTMENT, OR TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR ADVISORS AS TO LEGAL, INVESTMENT, TAX AND RELATED MATTERS CONCERNING AN INVESTMENT BY SUCH PROSPECTIVE INVESTORS IN NEWSMAX INC. NO LEGAL, ACCOUNTING OR BUSINESS ADVISORS RETAINED BY THE COMPANY FOR THE PREPARATION OF THIS MEMORANDUM SHALL BE LIABLE TO ANY INVESTOR FOR MALPRACTICE OR OTHERWISE, EXCEPT IN THE EVENT OF ACTIONABLE AND INTENTIONAL FRAUD. FURTHERMORE, OUR SUBSIDIARIES, AFFILIATES, TRUSTEES, BENEFICIARIES, OFFICERS, EMPLOYEES OR DIRECTORS WILL NOT BE LIABLE TO INVESTORS FOR ANY REASON EXCEPT IN THE EVENT OF SUCH PERSON'S MATERIAL: (1) MISREPRESENTATION; (2) INTENTIONAL OMISSIONS; OR (3) INTENTIONAL FRAUD.

THIS OFFERING MAY BE CONDUCTED PURSUANT TO GENERAL SOLICITATION AND ADVERTISING.

THIS MEMORANDUM CONTAINS ESTIMATES AND OTHER STATISTICAL DATA MADE BY INDEPENDENT PARTIES RELATING TO, AMONG OTHER THINGS, THE MARKET SIZE AND OTHER DATA ABOUT THE INDUSTRY IN WHICH THE COMPANY OPERATES. SUCH DATA MAY HAVE BEEN OBTAINED FROM PUBLICATIONS, SURVEYS AND STUDIES CONDUCTED BY THIS PARTIES. THIS DATA MAY INVOLVE A NUMBER OF ASSUMPTIONS AND LIMITATIONS AND MAY CONTAIN PROJECTIONS AND ESTIMATES OF FUTURE PERFORMANCE OF THE INDUSTRY IN WHICH THE COMPANY OPERATIONS THAT ARE SUBJECT TO A HIGH DEGREE OF UNCERTAINTY, INCLUDING THOSE DISCUSSED IN "RISK FACTORS." YOU SHOULD NOT GIVE UNDUE WEIGHT TO SUCH PROJECTIONS, ASSUMPTIONS AND ESTIMATES. WHILE NEWSMAX INC.

BELIEVES THE STATEMENTS CONTAINED HEREIN ARE BASED ON INFORMATION NEWSMAX INC. BELIEVES TO BE RELIABLE IT HAS NOT INDEPENDENTLY VERIFIED SUCH DATA, AND NEWSMAX INC. DOES NOT GUARANTEE THE ACCURACY OR COMPLETENESS OF SUCH INFORMATION. FURTHERMORE, NO ASSURANCE CAN BE MADE THAT CIRCUMSTANCES HAVE NOT CHANGED SINCE THE DATE SUCH INFORMATION WAS SUPPLIED.

THIS MEMORANDUM CONTAINS SUMMARIES OF CERTAIN PROVISIONS OF DOCUMENTS RELATING TO THE COMPANY AND THE PURCHASE OF THE SHARES, AS WELL AS SUMMARIES OF VARIOUS PROVISIONS OF RELEVANT STATUTES AND REGULATIONS. SUCH SUMMARIES DO NOT PURPORT TO BE COMPLETE AND ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO THE TEXTS OF THE ORIGINAL DOCUMENTS, STATUTES AND REGULATIONS, WHICH ARE INCLUDED HEREWITH OR AVAILABLE UPON REQUEST.

THE SHARES OFFERED IN THIS OFFERING ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE 1933 ACT, APPLICABLE STATE SECURITIES LAWS AND THE SHAREHOLDERS AGREEMENT (AS DEFINED HEREIN). INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NEWSMAX INC.

EXECUTIVE SUMMARY

Business of the Company

The securities offered hereunder are securities to be issued by Newsmax Inc. Newsmax Inc. is a holding company that owns 100% of the equity interests of its operating company Newsmax Media, Inc. (“**Newsmax Media**”, and together with Newsmax Inc., “**Newsmax**” or the “**Company**”). Except for the equity interests of Newsmax Media it owns, Newsmax Inc. has no assets. Newsmax Media and its subsidiaries operate the businesses described in this Memorandum, and none of those businesses are operated by Newsmax Inc.

Newsmax Media has six wholly-owned subsidiaries: Newsmax Broadcasting, LLC, a Florida limited liability company (“**Newsmax Broadcasting**”), Crown Atlantic Insurance, LLC, a Florida limited liability company (“**Crown Atlantic**”), Humanix Publishing, LLC, a Florida limited liability company (“**Humanix Publishing**”), Medix Health LLC, a Florida limited liability company (“**Medix Health**”), ROI Media Strategies, LLC, a Florida limited liability company (“**ROI Media Strategies**”), and Newsmax Radio LLC, a Florida limited liability company (“**Newsmax Radio**,” and together with Newsmax Media, Newsmax Broadcasting, Crown Atlantic Insurance, Humanix Publishing, Medix Health, and ROI Media Strategies, the “**Subsidiaries**”). Newsmax Inc. and the Subsidiaries are referred to herein as the “**Company**”.

Newsmax Media is a television broadcaster and multi-platform content publisher with a mixed-revenue model that primarily derives income from (i) digital, linear and over-the-top (“**OTT”**) television advertising, (ii) online web and digital advertising, (iii) cable license fees and streaming subscriptions, and (iv) subscriptions to online and print publications. Newsmax Media uses original news, syndicated services and editorial content to draw consumers to its media outlets, including through its highly-rated TV channel, digital websites and print publications, and its website, Newsmax.com, in order to sell advertising to third party marketers. Newsmax Media also sells subscriptions to its own streaming, digital and print products through its channels and platforms. Newsmax Media differentiates itself in a crowded media marketplace, among other things, through broad distribution of Newsmax Media’s content across linear cable, OTT streaming, and digital and print platforms all with a focus on content related to politics, health, finance and lifestyle for an audience primarily comprised of viewers who are 45 years old or older.

Newsmax Media’s industry leading digital brand, which started in 1998, enabled it to launch Newsmax, its linear cable channel, in 2014 (“**Newsmax**”). Today, each month, more than 40 million Americans watch, read and listen to Newsmax. The Newsmax channel is currently carried by major Multichannel Video Programming Distributor (**MVPD**) cable/satellite systems in the United States. Nielsen reports that Newsmax is the fourth highest-rated cable news network in the United States, with 21 million regular viewers, and is one of the 15 most viewed basic cable programs. Newsmax Media has become extremely competitive in the cable news market. In 2023, Nielsen reported that Newsmax was the only cable news channel with ratings growth across all dayparts, seeing a 42% increase in total viewership in prime time, 16% in daytime, 23% in total day, including a 69% increase in total day viewership among adults between age 35 and 64, and an 11% increase in access. As such, Newsmax Media became the first major digital brand to become the fastest-growing cable news platform. Meanwhile, competitor Fox News saw a 6% decline in viewership for total day and a 2% decline in prime during the same time period. In the first quarter of 2024, Newsmax’s total viewership in prime time grew by 137%, including a 93% increase among adults between the ages of 35 and 64, and by 87% in total day, including a 69% increase among adults between 35 and 64. In comparison, Fox News experienced a 2% decrease in prime time viewership, including a 5% decrease among adults between age 35 and 64, and a 6% decrease in total day, including a

7% decrease among adults between age 35 and 64. Overall, Newsmax's total day ratings grew by 87% in the first quarter of 2024 compared to the first quarter of 2023, compared to 14% growth for MSNBC, a 6% decline for Fox News, no growth for CNN, a 6% decline for CNBC and a 47% decline for Newsnation.

Future Capital Raises

Newsmax Inc. has confidentially filed an offering statement with the Securities and Exchange Commission ("**SEC**") and expects to conduct an initial public offering following the completion of this Offering and seek to raise up to $75 million in its public offering under Regulation A+.[1] Although there can be no assurance that this public offering will be consummated, investors should be advised that any additional issuances of capital stock by Newsmax Inc. after this Offering will cause Newsmax Inc.'s existing investors, including investors in this Offering, to experience dilution of their ownership percentage Newsmax Inc. The Shares (and shares of Class B Common Stock to be issued upon conversion of the Shares) issued in the Offering shall be restricted securities and may not be sold or otherwise transferred other than pursuant to an effective registration statement under the 1933 Act or pursuant to an exemption from registration under the 1933 Act, including pursuant to Rule 144 promulgated under the 1933 Act. Furthermore, the sale and transfer of the Shares will be subject to the Shareholders Agreement. See "*Shareholders Agreement*" for additional information.

Newsmax Inc. intends to apply to list shares of its common stock on a national securities exchange following this Offering; however, no assurance can be given that it will be successful in doing so, and if successful, the timing of such listing, and whether and the extent to which an active trading market for Newsmax Inc.'s common stock develops. Newsmax Inc.'s securities are not currently listed on any national securities exchange or quoted on any other quotation system and the listing of Newsmax Inc.'s securities on a national securities exchange is not a condition to our proceeding with this Offering. Depending on the number of Shares we sell in this Offering, our officers and directors may retain controlling voting power in Newsmax Inc. As a result, following the public offering, if consummated, we may qualify as a "controlled company" under the rules of a national securities exchange, in which case we intend to avail ourselves of the corporate governance exemptions afforded to a "controlled company" under the applicable rules of such exchange.

Risk Factors

PLEASE SEE AND REVIEW CAREFULLY THE INFORMATION WITH RESPECT TO RISK FACTORS APPLICABLE TO THE COMPANY UNDER THE HEADING "*RISK FACTORS.*". NOTE THAT NEWSMAX INC. AND/OR ITS SUBSIDIARIES MAY BE INVOLVED

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[1] TESTING THE WATERS: Newsmax Inc., by referencing its intended future Regulation A offering, may be deemed to be "Testing the Waters" with respect to that offering under Regulation A of the 1933 Act. This Testing the Waters process allows companies to determine whether there may be interest in an eventual offering of its securities under Regulation A. Newsmax Inc. is not under any obligation to make an offering under Regulation A. No money or other consideration is being solicited with respect to a future Regulation A offering in connection with the information provided, and if sent in response, will not be accepted. No offer under Regulation A to buy the securities can be accepted and no part of the purchase price can be received until an offering statement on Form 1-A has been filed with the Securities and Exchange Commission and until the offering statement is qualified pursuant to Regulation A, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given by Newsmax Inc. after the qualification date. Any person's indication of interest involves no obligation or commitment of any kind. The information in a Regulation A offering statement will be more complete than the information Newsmax Inc. is providing now, and could differ materially. You will have to read the Regulation A offering circular and related documents once they are filed. No offer to sell securities under Regulation A or solicitation of an offer to buy any such securities is being or will be made in any state where such offer or sale is not permitted under the "blue sky" or securities laws thereof. No offering of securities under Regulation A will be made to individual investors in any state unless and until the Regulation A offering has been registered in that state or an exemption from registration exists therein.

IN LITIGATION FROM TIME TO TIME, AND A SUBSIDIARY OF NEWSMAX INC. IS CURRENTLY INVOLVED IN SIGNIFICANT LITIGATION, INCLUDING CLAIMS RELATING TO ALLEGED LIBEL OR DEFAMATION AND PERSONAL INJURY AND PROPERTY DAMAGE, FREE SPEECH AND REGULATORY REQUIREMENTS.

Corporate Information

Newsmax Media was incorporated as Sequoia Digital Corporation in the State of Nevada on July 15, 1998. In June 1999, Newsmax Media changed its name from Sequoia Digital Corporation to Newsmax.com, Inc. In September 2001, Newsmax Media changed its name from Newsmax.com, Inc. to Newsmax Media, Inc. In February 2006, Newsmax Media became a wholly-owned subsidiary of NMX Holdings, LLC. In 2014, Newsmax Media changed its state of domicile from Nevada to Delaware and consummated a corporate reorganization in which the members of NMX Holdings, LLC exchanged their membership interests in NMX Holdings, LLC for capital stock of Newsmax Media.

In 2024, Newsmax Media consummated a corporate reorganization. Newsmax Inc. was formed as a new holding company that owns of all the outstanding shares of the operating company, Newsmax Media. The stockholders of Newsmax Media exchanged their shares of capital stock in Newsmax Media for the same class and number of shares in Newsmax Inc. Subsequently, Newsmax Media changed its state of domicile from Delaware to Florida. As a result of this reorganization, Newsmax Inc. became the direct holding company and the sole shareholder of Newsmax Media. Newsmax Media's ownership of its subsidiaries was not affected or changed as a result of this reorganization.

The principal executive offices of the Company are located at 750 Park of Commerce Drive, Suite 100, Boca Raton, Florida 33487, and its telephone number is (561) 686-1165. Newsmax Media's website is Newsmax.com.

SUMMARY OF THE OFFERING

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Amended and Restated Private Placement Memorandum (the "Memorandum"). Prospective investors should carefully consider the information set forth under the heading "Risk Factors.".

Newsmax Inc. is offering to accredited investors up to 30,000 Shares (the "**Offering**"). Newsmax Inc. may, at its sole option, offer an additional 15,000 Shares if the Offering is fully subscribed to cover over-allotments, if any (the "**Overallotment Option**"). The subscription price per Share is $5,000 and the minimum purchase is one Share (for a minimum purchase price of $5,000). See "*Description of Securities.*" Where applicable, references to the Offering in this Memorandum shall include the Overallotment Option.

	Price to Investors	Placement Agent Fees (1)	Proceeds to Company
Per Share	$5,000	$300	$4,700
Total Offering	$150,000,000	$9,000,000	$141,000,000
With Overallotment Option (2)	$225,000,000	$13,500,000	$211,500,000

(1) Newsmax Inc. has engaged Digital Offering, LLC as its placement agent (the "**Placement Agent**") with respect to the Offering. The Placement Agent may engage one or more sub-agents or selected dealers to assist in its marketing efforts. This Offering is being conducted on a "best efforts" basis, and the Placement Agent is not purchasing the Shares and is not required to sell any specific number or dollar amount of Shares in this Offering. In consideration for the services provided by the Placement Agent, the Placement Agent shall be entitled to receive the following compensation from Newsmax Inc.: (i) upon each closing in this Offering (each, a "**Closing**"), Newsmax Inc. will pay to the Placement Agent a cash commission equal to 6.0% of the gross proceeds received by Newsmax Inc. upon the consummation of such Closing and (ii) upon the final Closing of the Offering, Newsmax Inc. will issue to the Placement Agent a three-year warrant (the "**Agent Warrant**") exercisable for such number of Shares equal to the quotient of (i) 2.0% of the dollar amount of all of the Shares sold by Newsmax Inc. in the Offering divided by (ii) the price per Share paid by investors in the Offering. The Agent Warrant will have an exercise price per Share equal to $5,000. The Agent Warrant will contain customary terms and conditions, including provisions for cashless exercise and customary piggyback registration rights. In addition, Newsmax Inc. has agreed to indemnify the Placement Agent against certain liabilities under the 1933 Act. See "*Terms of the Offering*" for information regarding the Placement Agent fees.

(2) Newsmax Inc. may exercise the Overallotment Option to sell an additional 15,000 Shares for a total of 45,000 Shares, if all Shares in the Offering are sold.

The Shares are being offered until a maximum of 30,000 Shares are sold (45,000 if the Overallotment Option is exercised), or until Newsmax Inc. terminates the Offering in its sole discretion. The purchase price paid by investors for Shares shall be initially deposited with Wilmington Trust, N.A. ("**Wilmington Trust**"), as the escrow agent for this Offering. If Newsmax Inc. elects to accept the purchase of Shares by any prospective investor, Newsmax Inc. will instruct Wilmington Trust to transfer the purchase price deposited by such prospective investor in the escrow account to an account designated by Newsmax Inc., and upon the deposit of the purchase price in Newsmax Inc.'s bank account, the Closing of the sale of the Shares to such prospective investor will be consummated and the Shares will be issued to such investor. For the sake of clarity, Newsmax Inc. may elect to partially accept an offer by a prospective investor and sell to such prospective investor some but not all of the Shares that such prospective investor requested to

purchase. Following the initial Closing, Closings may take place at any time and from time to time at the discretion of Newsmax Inc.

If Newsmax Inc. elects to not consummate a Closing with respect to any proposed purchase by any prospective investor, Newsmax Inc. shall, or shall cause the Placement Agent to, notify the prospective investor of Newsmax Inc.'s decision, and following such notice, Newsmax Inc. will instruct Wilmington Trust to refund the purchase price paid by such prospective investor to an account or accounts designated by such prospective investor in writing to Wilmington Trust. Upon refund of the purchase price to an investor, Newsmax Inc. shall have no liability or obligation to such prospective investor in connection with this Offering or in connection with the decision to reject any proposed purchase of Shares. Newsmax Inc. may elect to terminate this Offering, at its sole and absolute discretion, at any time, with or without reason and without having to provide notice to any person.

The following is a summary of the contemplated principal terms with respect to the sale of the Shares by Newsmax Inc. This summary of terms is preliminary and does not constitute a legally binding obligation and the terms of the final documents, including the certificate of designation providing for the terms of the Shares (the "**Certification of Designation**"), may vary from this summary. This summary of terms is not intended to be, and shall not be deemed to be, or construed as, a commitment by Newsmax Inc. to accept an investment in the Shares or any other security. This summary of terms does not constitute an offer to sell the securities described herein, which offer can only be made by means of a purchase agreement (in a form provided by Newsmax Inc.) related to the securities if and when such agreement is executed by an investor and the proposed investment is accepted by Newsmax Inc. and Newsmax Inc. counter-signs such agreement (in its sole discretion). Newsmax Inc. reserves the right not to accept any proposed investment by any person at any time for any reason or for no reason at all. Newsmax Inc. will have no liability whatsoever to any prospective investor in connection with Newsmax Inc.'s election to reject any proposed investment or its decision for any reason not to enter into any purchase agreement. You should not rely on this summary, but instead read the definitive transaction documents related to this Offering.

Securities Offered:	Series B Convertible Preferred Stock (the "**Shares**")
Offering Amount:	Newsmax Inc. is offering 30,000 Shares at a per Share price of $5,000, for a base offering amount of $150,000,000 (the "**Offering Amount**"), and has the right, in its sole option, to increase the size of the offering to a total of 45,000 Shares, for an offering amount of $225,000,000 (the "**Maximum Amount**").
Anticipated Closing Date:	Closings will be held on a rolling basis and will continue until the Offering Amount or the Maximum Amount has been raised, as applicable, or Newsmax Inc. decides to terminate the Offering in its sole discretion. All funds will be deposited into a third-party escrow account with Wilmington Trust and will be held pending Newsmax Inc.'s acceptance of subscriptions and the satisfaction of all other conditions applicable to each closing.
Maximum Amount (including the Overallotment Option):	$225,000,000.
Price per Share:	$5,000.

Minimum Investment: One Share at $5,000 per Share.

Liquidation Preference: $5,000 per Share (the "**Liquidation Preference**").

Upon the consummation of a Liquidity Event (as defined in the Certificate of Designation), each holder of Shares shall be entitled to be paid an amount equal to the greater of (i) the Liquidation Preference plus any accrued but unpaid dividends on the Shares held by such holder and (ii) the per Share amount of all cash, securities and other property to be distributed in respect of the shares of Class B Common Stock such holder would have been entitled to receive had it converted the Shares held by such holder immediately prior to the date fixed for the Liquidity Event.

Preferred Dividend: The Shares will carry an annual dividend payment of 7.0% of the price per Share. The dividend on the Shares shall accrue daily, beginning from the date of the issuance of the Shares, and will accrue until the conversion of the Shares. Dividends will be payable (entirely or partially) in cash when, as, and if declared by Newsmax Inc.'s board of directors.

At the time of the issuance of the Shares, the Shares will be senior preferred equity of Newsmax Inc. and contain customary provisions restricting the payment of dividends on junior equity prior to the payment in full of the accrued and unpaid dividends on the Shares.

Optional Conversion: Each Share (and any fractional Share) shall be convertible at any time at the option of the holder thereof into the number of fully paid and non-assessable shares of Class B Common Stock equal to the quotient of (x) the Liquidation Preference of such Share *plus* any accrued but unpaid dividends payable on such Share divided by (y) the Conversion Price as of the time of the conversion.

Mandatory Conversion: To the extent not previously converted, the Shares will automatically convert into shares of Class B Common Stock upon (w) the closing of an initial public offering of common stock by Newsmax Inc. (including in an offering made pursuant to Regulation A under the 1933 Act) ("**IPO**"), (x) the election by written consent of the holders of at least a majority of the outstanding Shares, (y) the closing of a Qualified Financing (as defined below), or (z) the closing of a Qualified Sale (as defined below), in each case, into the number of fully paid and non-assessable shares of Class B Common Stock equal to the quotient of (i) the Liquidation Preference of such Share being converted plus any accrued but unpaid dividends payable on such Share divided by (ii) the Conversion Price as of the time of the conversion.

The "**Conversion Price**" of a Share shall initially equal $50,740.47, subject to adjustment as set forth in the Certificate of Designation; provided that, the Conversion Price for purposes of (i) converting Shares upon an IPO shall equal 75% of the price per share or deemed price per share sold to the public in the IPO, and (ii) converting Shares upon the

consummation of a Qualified Financing shall be 75% of the price per share sold by Newsmax Inc. in the Qualified Financing.

"**Qualified Financing**" means a round of equity financing consummated by Newsmax Inc. after the Offering in which Newsmax Inc. receives aggregate gross proceeds equal to $50,000,000 or more.

"**Qualified Sale**" means any Liquidity Event (as defined in the Certificate of Designation) in which Newsmax Inc. elects to require the mandatory conversion of the Shares; provided that such conversion will not be used to lower the amount of consideration such holder would have been entitled to receive in the Liquidity Event if a conversion of the Shares was not mandated by Newsmax Inc. in connection with such Liquidity Event.

Voting Rights:	The Shares shall have no voting rights, except as required under applicable law.
Registration Rights:	The Shares and shares of Class B Common Stock to be issued upon conversion of the Shares shall be restricted securities and may not be sold or otherwise transferred other than pursuant to an effective registration statement under the 1933 Act or pursuant to an exemption from registration under the 1933 Act, including pursuant to Rule 144 promulgated under the 1933 Act. Furthermore, the sale and transfer of the Shares will be subject to the Shareholders Agreement. See "*Shareholders Agreement*" for additional information. Notwithstanding the foregoing, Newsmax Inc. shall provide holders of the Class B Common Stock to be issued upon conversion of the Shares piggyback registration rights with regard to future registrations of Newsmax Inc.'s securities pursuant to the 1933 Act. See "*Registration Rights Agreement"* for additional information.
Investors:	The Shares will be sold only to accredited investors within the meaning of the 1933 Act pursuant to the exemption from the registration requirements of the 1933 Act provided by Rule 506(c) of Regulation D promulgated under the 1933 Act. Investors who wish to purchase Shares will be required to provide verification of their accredited investor status.
Anti-Dilution Provision:	The original Conversion Price of the Shares (other than the conversion prices referenced in the proviso of the Conversion Price definition) will be subject to adjustment for any forward or reverse share split, share dividend or recapitalization affecting the Shares or the Class B Common Stock. Additionally, until the completion of an IPO, the Conversion Price (other than the conversion prices referenced in the proviso of the Conversion Price definition) will be subject to a weighted average adjustment in the event that Newsmax Inc. issues additional equity securities at a purchase price less than the then current Conversion Price for the Shares, except that no adjustment will be made for certain exempt issuances such as equity securities issued as dividends or distributions in respect of the Shares or any other series of preferred shares of Newsmax Inc.; equity securities issued by reason of a dividend, share split, subdivision or other distribution of common shares of Newsmax Inc.; common shares of Newsmax Inc. or options issued to employees or

directors of, or consultants or advisors to, Newsmax Inc. or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by Newsmax Inc.; common shares of Newsmax Inc. or convertible securities issued upon the exercise of options or common shares of Newsmax Inc. issued upon the conversion or exchange of convertible securities of Newsmax Inc.; common shares of Newsmax Inc., options or convertible securities issued in connection with a debt financing transaction, or to lessors; common shares of Newsmax Inc., options or convertible securities issued to suppliers or third party service providers in connection with the provision of goods or services; common shares of Newsmax Inc., options or convertible securities issued pursuant to the acquisition of another corporation by merger, purchase of shares or assets, or other reorganization; other issuances that in aggregate do not exceed 2% of the outstanding capital stock of Newsmax Inc.; or in any transaction in which the holders of a majority of the outstanding Shares waive their anti-dilution rights, all as further described in the Certificate of Designation.

Drag Along: In connection with the Offering, the Investors shall sign and be bound by the Shareholders Agreement of Newsmax Inc., a copy of which is attached hereto as Exhibit F and shall be subject to drag-along provisions pursuant to which the Investors will be required to sell and vote in favor any sale of Newsmax Inc.'s capital stock and waive appraisal and dissenters' rights. The Investors will not have preemptive rights, or management or consent rights with respect to Newsmax Inc. or any of its subsidiaries. See "*Shareholders Agreement*" for additional information.

Forward Stock Split: In connection with Newsmax Inc.'s intention to engage in a public offering of its common stock later in 2024 or early in 2025, Newsmax Inc. intends to effectuate a forward stock split. The forward stock split of all of the outstanding shares of Newsmax Inc., which shall be effective immediately prior to the consummation of Newsmax Inc.'s anticipated public offering, shall be at a ratio (the "**Forward Stock Split Ratio**") to be determined by Newsmax Inc.at the time of such public offering (the "**Forward Stock Split**"). As a result of the Forward Stock Split, Newsmax Inc.'s outstanding securities shall be proportionally increased based upon the Forward Stock Split Ratio and the exercise or conversion price of such securities will be proportionally decreased based upon the Forward Stock Split Ratio. No fractional shares will be issued as a result of the Forward Stock Split. Any fractional shares resulting from the Forward Stock Split will, at Newsmax Inc.'s sole discretion, be paid out in cash or rounded to the nearest whole share. This Memorandum does not reflect any adjustments that may be made as a result of the Forward Stock Split.

Dual Class Structure: In connection with Newsmax Inc.'s intention to engage in a public offering of its common stock later in 2024 or early in 2025, Newsmax Inc. intends to reclassify its authorized share capital to authorize a dual class of securities. It is anticipated that the shares of Newsmax Inc.'s Class A Common Stock to be issued to the Chief Executive Officer of Newsmax Inc. (or his Affiliates) will have ten votes per share and the shares of Newsmax Inc.'s Class B Common Stock will have one vote per share

	thereby concentrating the voting power of Newsmax Inc.'s securities with the Chief Executive Officer of Newsmax Inc. (or his Affiliates). See "*In connection with Newsmax Inc.'s anticipated IPO, Newsmax Inc. intends to amend its Articles of Incorporation to modify its authorized share capital to authorize a dual class of securities which may have the effect of concentrating the voting power of Newsmax Inc.*" and "*We cannot predict the effect our dual-class structure may have on the price of our securities.*".
Use of Proceeds:	Newsmax Inc. estimates that the net proceeds from the issuance and sale of the Shares will be approximately $141,000,000 (or $211,500,000 if the overallotment option is exercised in full) after deducting estimated placement agent fees but excluding estimated offering expenses payable by Newsmax Inc. Notwithstanding the foregoing, Newsmax Inc. and the Placement Agent are offering the Shares on a "best efforts" basis and are not required to sell any specific number or dollar amount of Shares in this Offering. As such, Newsmax Inc. and Placement Agent may sell less than the maximum number of Shares offered hereby, and Newsmax Inc. may receive net proceeds of less than $141,000,000. Newsmax Inc. intends to use such net proceeds for its own general and corporate expenses. Newsmax Inc. may, in its sole discretion, make loan advances under the Intercompany Note to Newsmax Media from time to time to fund working capital needs and business initiatives. Such working capital needs may include costs related to (i) programming/production, (ii) talent acquisition, (iii) marketing, (iv) content acquisition and licensing, (v) distribution, and (vi) studio expansion and strategic investments, and (vii) payment of the Smartmatic settlement. In the ordinary course of business, Newsmax Media expects to evaluate the acquisition of, investment in or in-license of complementary products, technologies or businesses, and could use a portion of the net proceeds from this Offering for such activities; however, Newsmax Media currently does not have any agreements, arrangements, or commitments with respect to any potential acquisition, investment or license. Pending Newsmax Inc.'s use of the net proceeds from this Offering, Newsmax Inc. intends to invest the net proceeds in short-term, investment-grade, interest-bearing instruments, and government securities. See "*Use of Proceeds*" for a more complete description of the intended use of proceeds from this Offering.
Risk Factors:	See the information set forth under the heading "*Risk Factors.*".
Placement Agent Fee:	Newsmax Inc. has entered into a placement agent agreement with Digital Offering, LLC ("**Placement Agent**") with regard to sales of the Shares. The Placement Agent is entitled to a cash fee of 6% of the gross proceeds of such sales, subject to certain terms and conditions. Additionally, upon the final Closing of the Offering, Newsmax Inc. will issue to the Placement Agent the Agent Warrant exercisable for such number of Shares equal to the quotient of (i) 2% of the dollar amount of all of the Shares sold by Newsmax Inc. in the Offering divided by (ii) the price per Share paid by investors in the Offering. The Agent Warrant will have an exercise price per Share equal to $5,000. The Agent Warrant will contain

customary terms and conditions, including provisions for cashless exercise and customary piggyback registration rights.

Recent Developments

YouTube TV

On October 9, 2024, Newsmax announced that its broadcast channel has launched on YouTube TV's pay television lineup.

Smartmatic Settlement

Newsmax Media reached a settlement agreement with Smartmatic on September 26, 2024, pursuant to which all claims will be released by Smartmatic for consideration, including a cash amount payable over time. Newsmax Media's payment obligation with respect to this settlement is expected to be paid through the Company's existing cash on hand, cash generated by the Company from current and future revenue, as well as proceeds from this offering and future equity offerings. See "Risk Factors – Risks Related to Legal and Regulatory Matters". Management believes the settlement with Smartmatic will, subject to the payment of all consideration in a timely manner, reduce then eliminates future legal expenses the Company would have expected to bear related to this suit, which could have included costly appellate legal actions and other matters.

BUSINESS

Corporate History

Newsmax Inc. is a holding company that owns 100% of the equity interests of its operating company Newsmax Media. Newsmax Media and the other Subsidiaries operate the businesses described in this Memorandum.

Newsmax Media was incorporated as Sequoia Digital Corporation in the State of Nevada in 1998. In 1999, Newsmax Media changed its name from Sequoia Digital Corporation to Newsmax.com, Inc. In 2001, Newsmax Media changed its name from Newsmax.com, Inc. to Newsmax Media, Inc. In 2006, Newsmax Media became a wholly-owned subsidiary of NMX Holdings, LLC. In 2014, Newsmax Media changed its state of domicile from Nevada to Delaware and consummated a corporate reorganization in which the members of NMX Holdings, LLC exchanged their membership interests in NMX Holdings, LLC for capital stock of Newsmax Media.

In 2024, Newsmax Media consummated a corporate reorganization. Newsmax Inc. was formed as a new holding company that owns all of the outstanding shares of the operating company, Newsmax Media. The stockholders of Newsmax Media exchanged their shares of capital stock in Newsmax Media for the same class and number of shares in Newsmax Inc. Subsequently, Newsmax Media changed its state of domicile from Delaware to Florida. As a result of this reorganization, Newsmax Inc. became the direct holding company and the sole shareholder of Newsmax Media. Newsmax Media's ownership of its subsidiaries was not affected or changed as a result of this reorganization.

Overview of the Business

Newsmax Media is a television broadcaster and multi-platform content publisher that produces original news and editorial content for consumers through various media outlets, including through its TV news channels, digital and print publications, its popular website *Newsmax.com* and affiliated sites, its syndicated radio show and podcasts and other platforms in order to sell advertising to third-party marketers as well as offering paid subscriptions to more than a dozen digital and print products sold by Newsmax Media. Newsmax Media content is carried by all major linear cable and satellite pay TV platforms, MVPDs for the Newsmax channel, and most OTT streaming platforms for its free, ad-supported television ("**FAST**") channel Newsmax2, making Newsmax Media content available to over 100 million homes in the U.S. In addition, international companies have licensed Newsmax Media's channels and brands for regional, national and local television and digital media purposes. Certain licensing agreements currently in place have allowed Newsmax Media's partners to provide cable television and digital news under the Newsmax Media brand to viewers in several European countries, including Republic of Serbia, Republic of Croatia, Bosnia and Herzegovina, Montenegro, North Macedonia, Slovenia and Albania.

Newsmax Media operates several business lines through its subsidiaries and divisions, creating a synergistic effect on audience growth, revenues and customer acquisition. These business lines are grouped into two separate reportable segments which consist of Broadcasting and Digital:

- **Broadcasting** - The broadcast segment of the Newsmax's business produces and licenses news, business news and lifestyle content for distribution primarily through multichannel video programming distributors ("**MVPDs**") including cable television systems, direct broadcast satellite operators and telecommunication companies, primarily in the United States. The components of Broadcasting are as follows:

- Newsmax Broadcasting LLC provides programming through two channels, Newsmax, its linear cable channel available on pay TV services, and Newsmax2, its free streaming channel, with both offering 24/7 television news and informational programming channel which is distributed through both cable and digital streaming platforms.

- Newsmax Radio LLC provides programming through a syndicated radio show as well as widely-available podcasts. These podcasts include "The Newsmax Daily with Tony Marino," a talk show with radio personality Gerry Callahan and "Greg Kelly Reports" with its TV host Greg Kelly.

- **Digital** - The digital segment generates revenues through (1) online advertising, including online display, email advertising, other online placements and print advertisements, (2) subscriptions, including our collection of specialized health and financial newsletters, Newsmax Magazine and four online membership programs, and (3) e-commerce, primarily through our subsidiaries that sell nutraceuticals and nonfiction books on political, financial and health-related topics. The components of Digital are as follows:

  - Humanix Publishing LLC is a print and e-book publishing house that publishes books in the areas of politics, health, personal finance, history, religion and current affairs. Under Newsmax ownership, Humanix Publishing has published approximately 100 titles, including a New York Times bestseller. The Subsidiaries use published books as free premiums when offering subscriptions to their publications, including Newsmax Magazine and their health and financial newsletters.

  - Medix Health, LLC offers and sells 22 nutraceutical products. Medix Health's products are aimed at Newsmax Media's core demographic of consumers and cross-sold through Newsmax Media's health newsletters. These supplements have been certified as compliant with current good manufacturing practices by The Natural Products Association and are typically formulated by medical doctors who also write and edit Newsmax Media's health newsletters. Newsmax Media retains all intellectual property rights to the supplement formulations created for Medix Health. The natural supplements seek to help customers alleviate pain, reduce blood glucose, prevent heart disease, improve energy and mental acuity, and, in general, improve overall wellness. All Medix Health supplements are manufactured at third-party manufacturing facilities that are FDA registered and meet current Good Manufacturing Practices standards. All Medix Health supplements are offered online and usually come with a recurring subscription program.

  - Newsmax Digital Advertising handles all advertising and marketing offers and sales to third party companies and agencies. Newsmax Digital Advertising sells placements for display and native website ads, email sponsorships in Newsmax News Alerts, sponsorships for SMS/text and push notification, print ads for our magazine, inserts for our newsletters, and all advertising for radio and podcast offerings.

  - Newsmax Publications publishes and manages Newsmax Media's paid subscription business. This subsidiary currently publishes Newsmax Magazine, five health newsletters including Health Radar, Dr. Crandall's Heart & Health; The Blaylock Wellness Report; financial newsletters including The Dividend Machine, High Income Factor and Financial Intelligence Report, and Newsmax Platinum, our online publication. This subsidiary has over 300,000 subscribers to its paid publications.

- ROI Media Strategies LLC provides media buying and strategy services to third party companies and agencies, helping small companies to market their offerings across all channels of marketing, including email, broadcast, podcasts, digital, and print.

- Crown Atlantic Insurance LLC is an insurance agency licensed in 50 states of the U.S. and the District of Columbia with an emphasis on life insurance and retirement solutions. The Subsidiaries expect to use the firm for the purposes of marketing annuities, life insurance and other insurance offerings across their platforms.

Newsmax Media's Operating Segments

Newsmax Media's business operations are conducted through two main operating segments, Broadcasting and Digital. In 2023 Broadcasting represented 68.6% of total revenues and Digital represented 31.4% of total revenues. Between the two main operating segments, total revenue for Newsmax Media has grown from $41.8 million in 2019 to $135.3 million in 2023.

Broadcasting

The broadcasting segment of Newsmax Media's business produces and licenses news, business news and lifestyle content for distribution through both MVPDs and free OTT streaming platforms. Newsmax Media creates, broadcasts and distributes content using a hybrid distribution strategy that also utilizes linear cable for pay TV services. Newsmax Media's linear channel, Newsmax, is offered to cable television systems, direct broadcast satellite operators, telecommunication companies and internet television providers, primarily in the United States.

Newsmax Media also offers Newsmax2, a 24/7 FAST channel offering news and opinion shows across platforms, including Samsung, Vizio, LG, Xumo, Roku, Pluto, and others. Newsmax Media generates revenues from license fees paid by MVPDs for its linear Newsmax channel on a per subscriber basis and also derives revenues from advertising sales made for both its linear channel and for its FAST channel. According to Kagan, Fox News, CNN, CNBC, Fox Business and MSNBC have average monthly affiliate fees per subscriber equal to $2.52, $1.30, $0.64, $0.39 and $0.38, respectively. Given that Newsmax Media has audience numbers equal to or better than such competitors, Newsmax Media sees the potential for significant revenue growth in this area.

Newsmax Media strives to produce high-quality television programming for distribution to build viewership and audience loyalty, increase television revenue through license fees and advertising revenue to sustain long-term growth within targeted demographic groups, predominantly viewers (and readers) who are 45 years of age or older, which is the largest demographic group in the nation, holding more than 70% of the nation's disposable income. Newsmax Media's strategy is to maximize the distribution, ratings and profit potential of its television programming. Newsmax Media seeks to extend its content distribution across all platforms, including linear cable, OTT and FAST channels, which provide promotional platforms for Newsmax Media's television content and serve as additional outlets for advertising revenue. Newsmax Media's goal is to reach its target audience wherever and whenever they are consuming content, as well as reaching new audiences, including broadband-only, "cord cutters" and "cord nevers." Audience ratings and audience engagement are key drivers of advertising revenue and demand on the part of cable television operators, direct-to-home satellite operators, telecommunication service providers, and other content distributors who deliver Newsmax Media's content to their viewers. Newsmax Media's television advertisement sales have increased by 395% compared to 2020 ($14.6 million to $72.2 million). According to MediaRadar, the combined television advertising revenue of Fox News, CNN and MSNBC decreased by 10% from 2022 to 2023, while Newsmax Media's television advertisement sales revenue grew by 6%.

In 2023, Newsmax Broadcasting launched its streaming service, Newsmax+, and, as of the date of this Memorandum, had approximately 220,000 viewers subscribed for the subscription service paying $50 or more per year. Newsmax+ offers subscribers the ability to watch the Newsmax and Newsmax2 channels at any time using apps found on their home TV, phone or tablet devices. The service also offers licensed and original documentaries, movies, series and news specials. The subscription price for Newsmax+ varies depending on whether a subscribed viewer choses an annual or a monthly subscription, with annual subscriptions costing less than monthly subscriptions.

Digital

The Newsmax Media digital platform includes *Newsmax.com* and affiliated websites, which together draw more than five million unique monthly visitors, more than five million email opt-in subscribers, approximately seven million subscribers to its push mobile and SMS text messaging alerts, and upwards of 16 million social media followers on its social media platforms including Facebook (over 4.7 million), X (over 2.7 million), YouTube (approximately 2.2 million), Truth Social (over 2.1 million), Instagram (approximately 1.9 million), Rumble (approximately 1.2 million), Gettr (over 995,000), Threads (over 175,000), TikTok (over 55,000), LinkedIn (approximately 72,000) and Telegram (over 6,700). Newsmax Media's print and digital magazine, *Newsmax Magazine*, has approximately 300,000 monthly readers and the Newsmax app has been downloaded over 10 million times. Newsmax Media estimates that its digital advertisement sales will increase from $19.1 million in 2022 to an estimated $23.5 million in 2024.

The digital segment generates revenues through (1) online advertising, including online display, paid content placement on the *Newsmax.com* homepage, email advertising, other online placements and print advertisements, (2) subscriptions, including for its streaming service Newsmax+ as well as a collection of 10 specialized health and financial newsletters, *Newsmax Magazine* and four online membership programs, and (3) e-commerce.

Newsmax Media's websites and apps provide live and/or on-demand streaming of network-related programming to allow video subscribers of Newsmax Media's participating distribution partners to view content via the Internet.

Newsmax Media's Competitive Strengths

Fast-growing news network with an established brand and loyal audience that is valued by advertisers.

Newsmax Media has established itself as a premium news brand with loyal audience across multiple platforms, including linear cable MVPDs, OTT streaming, digital and print. With recent key talent acquisitions and a management team poised to drive continued growth, Newsmax Media has established itself as a news service that has consistently gained new viewers and retained existing viewers. Newsmax Media reaches over 52 million viewers regularly through its several proprietary platforms and social media accounts. The Newsmax cable news network reaches approximately 21 million viewers, according to Nielsen. Newsmax also has an exclusive television audience as Nielsen reports that approximately five million viewers watched Newsmax but never tuned into Fox News, and over two million viewers watched Newsmax but never tuned into Fox, CNN or MSNBC. The Newsmax channel is carried by major cable and satellite distributors in the U.S., including, but not limited to, DirecTV, Dish, Comcast/Xfinity, Charter/Spectrum and Verizon. Further, Newsmax's OTT streaming channel, Newsmax2, reaches an estimated 17 million Americans regularly through its distributors, which includes major streaming platforms such as Roku, Samsung, Vizio, Xumo and Pluto. A survey conducted by YouGov/The Economist found that Newsmax was among the most trusted news brands in cable television.

Unlike competitors, Newsmax Media has potential for growth in both linear and virtual MVPD platforms.

Linear TV is primarily driven by live sports, news and events, and as media companies continue to focus on expanding their streaming service offerings, news consumption has risen in importance, thereby enhancing the value of the Newsmax channel and Newsmax Media. While the audience for paid MVPDs is shrinking, Newsmax as an upstart channel continues to witness paid distribution growth while still having the potential for adding more homes. In April 2024, one of the network's major cable distributors added Newsmax into approximately five million additional customer homes, bringing the Newsmax channel's distribution to over 50 million paid homes across the U.S. As other major cable competitors like CNN and Fox News see shrinking paid distribution footprints, Newsmax continues to grow while offering the potential for additional distribution growth.

Newsmax Media is a significant player in OTT streaming.

Newsmax Media was an early player in the emerging FAST channel platforms. Newsmax Media originally offered its main Newsmax channel to such platforms for free, in exchange for a share of advertising revenue. However, on November 1, 2023, as a result of the renewal of MVPD license agreements, the Newsmax channel was no longer available free to FAST channel platforms. Instead, Newsmax Media moved to replace the Newsmax channel with Newsmax2, a 24/7 news channel that provides news programming, documentaries and opinion programs. Also on November 1, 2023, Newsmax Media launched Newsmax+, its free streaming service. Subscribers are offered annual subscriptions at $49.99 or monthly subscriptions at $4.99. The Newsmax+ service offers access to Newsmax, Newsmax2, program archives, news specials and documentaries.

Newsmax Media has an extensive digital presence, giving it an advantage over new television news competitors.

Newsmax Media began digital media operations in September of 1998. For 25 years, Newsmax Media has invested heavily in its digital infrastructure, including its popular website, opt-in email database, SMS and app push notifications, customer and subscriber databases, and more than 16 million social media followers. Newsmax Media has a regular digital reach of over 17 million Americans per month. Newsmax Media uses these digital platforms to successfully drive audiences to its linear cable channel, its smartphone app, Newsmax2 and its streaming service Newsmax+. At the same time, Newsmax Media has used its large television and social media audiences to continue to grow its digital properties and, in turn, their databases. Few cable and TV channels have the ability to directly message with their audiences like Newsmax Media, giving Newsmax Media a TV-digital ecosystem that constantly generates viewers and visitors while growing company revenues through advertising and subscriptions.

Newsmax Media has a mixed revenue business model, reducing the impact of advertising declines, recession and other economic impacts.

While most competitors rely solely on cable license fees and advertising, Newsmax Media has a revenue model utilizing multiple streams of income. In addition to cable license fees and linear television advertising, Newsmax Media accrues revenues through OTT streaming advertising, subscriptions to its Newsmax+ service, subscriptions to its online and print publication, books published in print, audio and e-book formats, digital and web advertising, print advertising, podcasting and radio advertising revenue, and sales from its extensive line of nutraceuticals.

Clearly identified target demographic of subscribers with high disposable income and brand loyalty.

Newsmax Media has established itself as a leading cable network, with a consistent audience and subscribers with brand loyalty. With a target audience of viewers aged 45 and above, Newsmax Media's content has resonated with this traditionally underserved audience. As Newsmax Media's share of the cable news audience continues to grow, Newsmax Media has attracted an affluent audience with a higher than average household income, making Newsmax Media an attractive and valuable platform for advertisers.

Attractive financial profile with high revenue visibility and profitability and multiple levers for near-term growth.

Newsmax Media's significant investments in the broadcasting segment has fueled strong revenue growth and created significant potential for growth across traditional and digital platforms both domestically and internationally. In addition to the continued growth in linear cable television advertising, Newsmax TV has multiple revenue streams that it expects to continue to mature over the next several years. Growth in OTT and diversification of Newsmax Media's content services will allow Newsmax Media to generate revenue both as a premium subscription-based service and as a FAST service on OTT platforms. Opportunities for international distribution also present additional potential to monetize the Newsmax TV service.

Newsmax Media's Goals and Strategies

Maintain and enhance leading position in news and other content production.

Newsmax Media has been a leader in digital news and with the continued growth of its television service, plans to continue to invest in talent acquisition and programming that we expect to raise the profile and visibility of Newsmax Media to a broader audience. With expanded content offerings, Newsmax Media plans to expand its reach and value to audiences through traditional platform and direct-to-consumer services.

Increase revenue growth through the continued delivery of premium content.

Newsmax Media will continue to focus on creating high-quality content delivered through diversified publishing platforms that offers value to its audience, advertisers and distribution partners. As a live linear content service, Newsmax Media seeks to offer a unique perspective and voice that resonates with audiences across those platforms and further develop a dedicated and loyal audience.

Expand television and digital distribution offerings, increasing complementary sources of revenues.

Newsmax Media's key goals are to maximize its subscriber penetration on traditional cable platforms, growing its subscription base for Newsmax+, increasing audiences for its news channels, develop its footprint in international markets - all while creating additional revenue opportunities through advertising sales. Newsmax Media will also further develop its delivery strategies on emerging content and social platforms to increase interaction with its audience.

Newsmax Media's Competition

Cable network programming is a highly competitive business. Cable networks compete for content, distribution, viewers and advertisers with a variety of media, including broadcast television networks; cable

television systems and networks; internet-delivered platforms such as live streaming, mobile, gaming and social media platforms; audio programming; and print and other media. Important competitive factors include the prices charged for programming, the quantity, quality and variety of programming offered, the accessibility of such programming, the ability to adapt to new technologies and distribution platforms, quality of user experience and the effectiveness of marketing efforts.

Newsmax Media's primary competition comes from the cable networks FOX News, CNN, HLN, MSNBC and NewsNation. Newsmax Media also competes for viewers and advertisers within a broad spectrum of television networks, including other non-news cable networks and free-to-air broadcast television networks. Newsmax Media also faces competition online from *Foxnews.com*, *CNN.com*, *Politico.com*, *WashingtonExaminer.com*, *NBCNews.com*, *NYTimes.com*, *CNBC.com*, *Bloomberg.com* and The Wall Street Journal Online, among others.

Newsmax Media's programming also competes for the sale of advertising with other television networks, including broadcast, cable, local networks, and other content distribution outlets for their target audiences and the sale of advertising. Newsmax Media's success in selling advertising is a function of the size and demographics of our audiences, quantitative and qualitative characteristics of our audience, the perceived quality of the network and the content, the brand appeal of the network, ratings as determined by third-party research companies, prices charged for advertising and overall advertiser demand in the marketplace.

Newsmax Media's networks and digital products also compete for their target audiences with all forms of content and other media provided to viewers, including broadcast, cable and local networks, streaming services, pay-per-view and VOD services, online activities and other forms of news, information and media entertainment.

Governmental Regulation

Privacy and Information Regulation

The laws and regulations governing the collection, use and transfer of consumer information are complex and rapidly evolving, particularly as they relate to Newsmax's digital businesses. Federal and state laws and regulations affecting the Newsmax's online services, websites, and other business activities include: the Children's Online Privacy Protection Act, which prohibits websites and online services from collecting personally identifiable information online from children under age 13 without prior parental consent; the Controlling the Assault of Non-Solicited Pornography and Marketing Act, which regulates, among other things, the distribution of unsolicited commercial emails, or "spam"; the Video Privacy Protection Act, which prohibits the knowing disclosure of information that identifies a person as having requested or obtained specific video materials from a "video tape service provider;" the Telephone Consumer Protection Act, which restricts certain marketing communications, such as text messages and calls, without explicit consent; the Gramm-Leach-Bliley Act, which regulates the collection, handling, disclosure, and use of certain personal information by companies that offer consumers financial products or services, imposes notice obligations, and provides certain individual rights regarding the use and disclosure of certain information; and the California Consumer Privacy Act (the "CCPA"), as amended by the California Privacy Rights Act (the "CPRA"), which took effect on January 1, 2023. The CCPA imposes broad obligations on the collection, use, handling and disclosure of personal information of California residents. For example, subject to certain exceptions, the CCPA provides individual rights for Californians, including to access, delete, and to restrict the "sale" of personal information; the CPRA amendment added new privacy protections, including the right of California residents to correct inaccurate personal information that a business has about them, and the right to limit the use and disclosure of sensitive personal information collected about them. The CPRA amendment requires that a business' collection, use, retention,

and sharing of a consumer's personal information be "reasonably necessary and proportionate to achieve the purposes for which the personal information was collected or processed, or for another disclosed purpose that is compatible with the context in which the personal information was collected, and not further processed in a manner that is incompatible with those purposes.

A number of privacy and data security bills that address the collection, maintenance and use of personal information, breach notification requirements and cybersecurity are pending or have been adopted at the state and federal level, which would impose additional obligations on businesses. In addition to California, other states have passed or introduced similar privacy legislation, including Virginia, Colorado, Connecticut, Florida, Iowa, Indiana, Kentucky, Tennessee, Montana, New Hampshire, New Jersey, Oregon, Delaware, Utah, and Texas. In addition, the FTC and state attorneys general and other regulators have made privacy and data security an enforcement focus. Other federal and state laws and regulations also may be adopted that impact our digital services, including those relating to oversight of user-generated content.

Foreign jurisdictions also have implemented and continue to introduce new privacy and data security laws and regulations, that apply to certain of the Subsidiaries' operations. It is possible that our current data protection policies and practices may be deemed inconsistent with new legal requirements or interpretations thereof, and could result in the violation of these new laws and regulations. The EU General Data Protection Regulation and UK General Data Protection Regulation, in particular, regulates the collection, use and security of personal data and restricts the trans-border flow of such data. Other countries, including Canada, Australia, China, and Mexico, also have enacted data protection legislation.

Newsmax monitors and considers these laws and regulations, particularly with respect to the design and operation of digital content services and legal and regulatory compliance programs. These laws and regulations and their interpretation are subject to change, and could result in increased compliance costs, claims, financial penalties for noncompliance, changes to business practices, including with respect to tailored advertising, or otherwise impact the Subsidiaries' businesses. Violations of these laws and regulations could result in significant monetary fines and other penalties, private litigation, require us to expend significant resources to defend, remedy and/or address, and harm our reputation, even if we are not ultimately responsible for the violation.

Intellectual Property

The Subsidiaries' intellectual property assets include: copyrights in television programming and other publications, websites and technologies; trademarks, trade dress, service marks, logos, slogans, sound marks, design rights, symbols, characters, names, titles and trade names, domain names; trade secrets and know how; and licenses of intellectual property rights of various kinds. The Subsidiaries derive value from these assets through the production, distribution and/or licensing of its television programming to domestic and international cable and satellite television services, video-on-demand services, operation of websites, and through the sale of products, such as collectible merchandise, apparel, books and publications, among others.

The Subsidiaries devote significant resources to protecting their intellectual property, relying upon a combination of copyright, trademark, unfair competition, trade secret and other laws and contract provisions. There can be no assurance of the degree to which these measures will be successful in any given case. Policing unauthorized use of the Subsidiaries' products and services and related intellectual property is often difficult and the steps taken may not in every case prevent the infringement by unauthorized third parties of the Subsidiaries' intellectual property. The Subsidiaries seeks to limit that threat through a combination of approaches, including offering legitimate market alternatives, deploying digital rights management technologies, pursuing legal sanctions for infringement, promoting appropriate legislative

initiatives and international treaties and enhancing public awareness of the meaning and value of intellectual property and intellectual property laws. Piracy, including in the digital environment, continues to present a threat to revenues from products and services based on intellectual property.

Third parties may challenge the validity or scope of the Subsidiaries' intellectual property from time to time, and such challenges could result in the limitation or loss of intellectual property rights. Even if not valid, such claims may result in substantial costs and diversion of resources that could have an adverse effect on Newsmax's operations.

Employees

As of the date of this Memorandum, the Subsidiaries employ approximately 400 full-time employees. In the ordinary course of business and consistent with industry practice, the Subsidiaries also employ freelance and temporary contract workers who provide important production and broadcast support services. The vast majority of the Subsidiaries' workforce is based in the United States. All of the Subsidiaries' employees are employed by Newsmax Media.

Key human capital initiatives include:

Recruitment and Diversity

The Subsidiaries hire and promote people based on their experience, ability and accomplishments without regard to race, gender, sexual orientation, age, religion or other personal identifiers. The Subsidiaries seek personnel with diverse talents from a broad spectrum of backgrounds, and support, encourage, and develop their colleagues to show innovation and leadership in their roles. The Subsidiaries believe that diversity in views, experiences and backgrounds contributes to a strong internal culture and improves external programming. We believe such diversity enables us to be more reflective of the audiences we reach and enhances our ability to create news, sports, and entertainment programming that serves all viewers across the country. A diverse and inclusive workplace is not merely a strategy or business objective; it is fundamentally woven in the fabric of Newsmax. This commitment begins with our approach to talent recruitment across all of our disciplines and extends to the way we nurture our colleagues' careers. The Subsidiaries posts their respective job listings internally and externally because they believe this is one of the best tools to reach the widest pool of experienced candidates.

Employee Compensation and Benefits

The Subsidiaries invest in their respective people through competitive pay and benefits, as well as flexibility and support to balance work and personal demands. Providing equal pay for equal work, without regard to gender or other protected characteristics, is imperative for Newsmax.

The Subsidiaries also seek to provide generous benefits that support their employees' health, wellness, and financial stability through their benefit plans. Full-time employees of the Subsidiaries are eligible for medical, dental, and vision insurance, with access to telemedicine and pharmacy benefits, and its freelance employees who work a minimum number of hours are eligible for a medical plan. Eligible employees may participate in flexible spending accounts, health savings accounts, and qualified transportation expense accounts. The Subsidiaries also provide employees with a health advocate service, with experts who support employees and their eligible family members in navigating a wide range of health and insurance-related issues. Full-time employees of the Subsidiaries are eligible to receive paid holidays, paid time off, and to participate in Newsmax Media's matching 401(k) savings plan.

Newsmax believes offering its employees the tools necessary for a healthy work-life balance empowers them to thrive in our modern workforce. To that end, Newsmax's policies allow eligible individuals the opportunity to work remotely in appropriate circumstances. All benefits provided to the Subsidiaries' employees are provided by Newsmax Media.

Workplace Civility and Unity

Newsmax is committed to fostering a working environment of trust for all employees, in which people do their best work. Harassment, discrimination, retaliation, and threats to health and safety all undermine our working environment of trust and make it harder for people to excel. Therefore, it is the Newsmax's policy to provide a safe work environment free from this or any other unlawful conduct.

Creating and maintaining an environment free of discrimination and harassment begins at the highest leadership level of Newsmax and is embedded throughout our policies and practices. Newsmax Media's employee handbook creates our framework for addressing complaints and taking remedial measures as needed. Newsmax employees are required to engage in interpersonal training programs that foster a strong, positive work environment.

Involvement in Certain Legal Proceedings

Newsmax is subject from time to time to a number of lawsuits, including claims relating to competition, intellectual property rights, alleged libel or defamation, employment and labor matters, personal injury and property damage, free speech, customer privacy, regulatory requirements, and advertising, marketing and selling practices. Except as set forth below, Newsmax is currently not aware of any legal proceedings or claims that will have, individually or in the aggregate, a material adverse effect on Newsmax's business, financial condition or operating results. For more information, see "Risk Factors – Risks Related to Legal and Regulatory Matters".

Smartmatic and Dominion Matters

On August 10, 2021, Dominion Voting Systems Corporation, Inc. or certain of its affiliates (collectively, "**Dominion**"), an election technology company, filed a complaint against Newsmax Media in the Superior Court of the State of Delaware for defamation in connection with our coverage of the 2020 Presidential election, seeking up to $1.6 billion in compensatory damages as well as punitive damages.

Discovery in the Dominion case, including depositions and expert discovery, remains ongoing. At this time, a trial in the Dominion lawsuit is not expected to commence until 2025. Newsmax Media believes that it offered balanced and fair coverage in the dispute over the 2020 elections and the Dominion case is without merit and it has and will continue to vigorously defend against such suit.

As of the date of this Memorandum, Newsmax is unable to predict the final outcome of the Dominion matter and cannot reasonably estimate the amount of its liability, if any. However, an unfavorable outcome in the Dominion matter could have a material adverse effect on Newsmax's financial position, results of operations and cash flows.

In addition, on November 3, 2021, Smartmatic USA Corp. or certain of its affiliates (collectively, "**Smartmatic**"), another election technology company, filed a complaint against Newsmax Media in the Superior Court of the State of Delaware for defamation, seeking compensatory, consequential and punitive damages to be determined at trial.

Newsmax Media reached a settlement agreement with Smartmatic on September 26, 2024, pursuant to which all claims will be released by Smartmatic for consideration, including a cash amount payable over

time. Management believes the settlement with Smartmatic will, subject to the payment of all consideration in a timely manner, reduce then eliminates future legal expenses the Company would have expected to bear related to this suit, which could have included costly appellate legal actions and other matters.

The Smartmatic settlement agreement is subject to reaching a definitive settlement agreement that is approved by the court. If a final court-approved definitive settlement agreement is reached, the Company has agreed to make payments to settle all of Smartmatic's legal claims. If a definitive settlement is not achieved, the Company intends to vigorously defend against the litigation. While Newsmax Media is vigorously defending such suits, an unfavorable outcome in this matter could have a material adverse effect on the Company's financial position, results of operations and cash flows.

Settlement with Commercial Counterparty

In 2023, the Company entered into a settlement agreement with a commercial counterparty for $41.3M. As of September 4, 2024, and pursuant to the payment schedule associated with this settlement agreement, the Company has a total of $38.2 million remaining to be paid over time.

USE OF PROCEEDS

Newsmax Inc. estimates that the net proceeds from the issuance and sale of the Shares (excluding Shares that may be issued pursuant to the Overallotment Option) will be approximately $141,000,000, after deducting estimated Placement Agent fees but excluding estimated offering expenses payable by Newsmax Inc. Newsmax Inc. intends to use such net proceeds for its own general and corporate expenses.

Newsmax Inc. may, in its sole discretion, make loan advances under the Intercompany Note to Newsmax Media from time to time to fund working capital needs and business initiatives. Such working capital needs may include costs related to (i) programming/production, (ii) talent acquisition, (iii) marketing, (iv) content acquisition and licensing, (v) distribution, (vi) studio expansion and strategic investments, and (vii) payment of the Smartmatic settlement. In the ordinary course of business, Newsmax Media expects to evaluate the acquisition of, investment in or in-license of complementary products, technologies or businesses, and could use a portion of the net proceeds from this Offering for such activities; however, Newsmax Media currently does not have any agreements, arrangements, or commitments with respect to any potential acquisition, investment or license.

Notwithstanding the foregoing, Newsmax Inc. and the Placement Agent are offering the Shares on a "best efforts" basis and are not required to sell any specific number or dollar amount of Shares in this Offering. As such, Newsmax Inc. and Placement Agent may sell less than the maximum number of Shares offered hereby, and Newsmax Inc. may receive net proceeds of less than $141,000,000. In the event that Newsmax Inc. receives less than $141,000,000 in net proceeds, it will reduce its contributions to Newsmax Media, which in turn will reduce its expenditures in the above-referenced areas, which may cause Newsmax Media's business to grow more slowly, or not at all.

If Newsmax Inc. sells additional Shares pursuant to the Overallotment Option, Newsmax Inc. intends to contribute the additional net proceeds to Newsmax Media for the further acceleration of its business and marketing strategy.

The expected use of the net proceeds from this Offering represents Newsmax Inc.'s intentions based upon its current plans, financial condition and business conditions. Predicting the cost to be used in Newsmax Inc. and the Subsidiaries' businesses can be difficult and the amounts and timing of their actual expenditures may vary significantly depending on numerous factors. As a result, Newsmax Inc.'s management will retain broad discretion over the allocation of the net proceeds from this Offering.

Pending Newsmax Inc.'s use of the net proceeds from this Offering, Newsmax Inc. intends to invest the net proceeds in short-term, investment-grade, interest-bearing instruments, and government securities.

MANAGEMENT

The following table sets forth the names and titles of the officers and directors of Newsmax Inc. and the officers and directors of Newsmax Media.

Name	Position at Newsmax Inc.	Position at Newsmax Media
Officers:		
Christopher Ruddy	Chief Executive Officer	Chief Executive Officer
Darryle Burnham	Chief Financial Officer	Chief Financial Officer
Andrew Brown	N/A	Chief Operating Officer
Elliot Jacobson	N/A	Chief Content Officer and Executive Vice President of Programming
Andy Biggers	N/A	Senior Vice President of Content Distribution
Directors:		
Christopher Ruddy	Director	Chief Executive Officer and Director
Nancy G. Brinker	Director	N/A
Christopher N. Cox	Director	N/A

Christopher Ruddy is the Chief Executive Officer and is a member of the board of directors of Newsmax Inc. and Newsmax Media. Mr. Ruddy founded Newsmax Media in 1998. Prior to founding Newsmax, Mr. Ruddy worked as a journalist at the New York Post and Pittsburgh Tribune-Review. Mr. Ruddy was recognized in Multichannel News' "News Titans": Top 10 People to Know in TV News in 2017, and by Newsweek as one of America's top 20 most influential news media personalities. Mr. Ruddy served as a member of the Knight Foundation's Commission on Trust, Media and American Democracy and previously as a member of Dr. Henry Kissinger's Counsel for the Center for Strategic and International Studies. Mr. Ruddy holds a bachelor of arts summa cum laude from St. John's University and a master's degree in public policy from the London School of Economics. Mr. Ruddy has also been a Media Fellow at the Hoover Institution at Stanford University.

Darryle Burnham is the Chief Financial Officer of Newsmax Inc. and of Newsmax Media. Mr. Burnham has been with Newsmax Media since 2008. Prior to joining Newsmax Media, Mr. Burnham was Director of Finance and Operations at CopperCo Inc., Corporate Treasurer for Sleepmaster LLC (dba Serta Mattress) and Finance Manager of Procurement for Scientific Atlanta, Inc. (acquired by Cisco Systems in 2005). Mr. Burnham holds a bachelor of science degree from Florida Atlantic University and studied computer information systems at Lynn University.

Andrew Brown is the Chief Operating Officer of Newsmax Media. Mr. Brown joined Newsmax Media in 2012 as director of operations for Humanix Publishing. In October 2014, Mr. Brown was promoted to Chief Operations Officer at Newsmax Media. Mr. Brown is responsible for the day-to-day operations and oversees the operational infrastructure, IT and facilities. Prior to Newsmax, Mr. Brown was the production director at Scribe Inc., overseeing all aspects of workflow and technology. He served as a software product manager at Managing Editor Inc., responsible for newspaper and magazine software. He was an editor at The Commercial Dispatch. Mr. Brown earned a bachelor of science degree from Mississippi State University.

Elliot Jacobson is the Chief Content Officer and Executive Vice President of Programming of Newsmax Media. Mr. Jacobson joined Newsmax Media in August 2019. Prior to joining Newsmax Media, Mr. Jacobson was the Chief Content Officer and Executive Vice President for Retirement Living Television, a network partially owned by Comcast, from its inception in 2006, where he was responsible for overseeing the network's content strategy and operations, including programming, production and acquisitions of the network. Mr. Jacobson began his career as a news producer in Spain and has held positions at news and entertainment networks and production companies over the last 25 years. He has consulted extensively on programming strategy and operations for emerging networks domestically and internationally. Mr. Jacobson's work has garnered multiple Emmy, Gracie, Cine Golden Eagle, New York Film Festival and CableFax programming awards, and a Best Feature Film award from the Rhode Island International Film Festival. He is an active member of the Producer's Guild of America and the Academy of Television Arts & Sciences. Mr. Jacobson is a graduate of the University of Southern California School of Cinematic Arts.

Andy Biggers is the Senior Vice President of Content Distribution of Newsmax Media, a position he has held since May 2019, and since that time, Mr. Biggers has been managing the distribution of Newsmax TV across the pay TV industry and the fast-growing OTT segment, both domestically and internationally. In addition to his affiliate relations role, Mr. Biggers negotiates our carriage agreements for the network and works closely with the broadcast team to formulate our short- and long-term distribution strategy in an effort to maximize affiliate revenue. A graduate of DePauw University (BA) and Emory University (MBA), Mr. Biggers joined Newsmax after spending nine years at Fox, including more than three years with Fox News Networks managing their national accounts team. Prior to Fox, he spent five years with Viacom/MTV Networks in their Market Development team overseeing their Canadian distribution and the emerging telco business (AT&T, Verizon, Sprint). Mr. Biggers started his career with the Walt Disney Corporation handling distribution efforts for their cable networks in the Southeast region of the U.S.

Non-Employee Directors

Nancy Goodman Brinker is the founder of The Promise Fund and Susan G. Komen for the Cure. Ms. Brinker was also United States Ambassador to Hungary from 2001 to 2003 and Chief of Protocol of the United States from 2007 to the end of the George W. Bush administration. In 2011, she was appointed a Goodwill Ambassador for Cancer Control by the World Health Organization. For her work on breast cancer research, Time magazine named Ms. Brinker to its 2008 list of the 100 most influential people in the world. Ms. Brinker was awarded the Presidential Medal of Freedom by Barack Obama in August 2009.

Christopher Nixon Cox is an American lawyer based in New York. He is the only child of Tricia Nixon Cox and Edward F. Cox, and grandson of President Richard Nixon and First Lady Pat Nixon. Mr. Cox also serves as the Chief Executive Officer of Lightswitch Capital, a private equity fund investing in biotech companies. He has been involved in private equity transactions for over two decades. Previously, Mr. Cox was a corporate associate at the law firm of Weil, Gotshal & Manges, where he worked in the Private Equity Group, and recently, Mr. Cox was Vice Chairman of BrightSphere Investment Group. Mr. Cox graduated from Princeton University with an A.B. in Politics and received his J.D. from NYU School of Law.

Our Board of Directors

Our board of directors currently consists of three members. Our board of directors is generally responsible for the oversight of corporate risk in its review and deliberations relating to our activities. Risk is inherent in every business. As is the case in virtually all businesses, we face a number of risks, including operational, economic, financial, legal, regulatory, and competitive risks. Our management is responsible for the day-to-day management of the risks we face. Our board of directors, as a whole and through its committees, has responsibility for the oversight of risk management.

In its oversight role, our board of directors' involvement in our business strategy and strategic plans plays a key role in its oversight of risk management, its assessment of management's risk appetite, and its determination of the appropriate level of enterprise risk. Our board of directors receives updates at least quarterly from senior management and periodically from outside advisors regarding the various risks we face, including operational, economic, financial, legal, regulatory, and competitive risks. Our board of directors also risks relating to various developments such as acquisitions, debt and equity offerings, and new service offerings.

For so long as the holders of Series A-1 Preferred Stock continue to hold at least 50% of the shares of Series A-1 Preferred Stock purchased by them on April 16, 2019, the holders of the Series A-1 Preferred Stock are entitled to nominate one director to serve on Newsmax Inc.'s board of directors. For so long as the holders of Series A-2 Preferred Stock continue to hold at least 50% of the shares of Series A-2 Preferred Stock purchased by them on July 3, 2019 the holders of the Series A-2 Preferred Stock are entitled to nominate two directors to serve on Newsmax Inc.'s board of directors. For so long as the holders of Series A-3 Preferred Stock continue to hold at least 50% of the shares of Series A-3 Preferred Stock purchased by them on July 16, 2020, the holders of the Series A-3 Preferred Stock are entitled to nominate one director to serve on Newsmax Inc.'s board of directors.

Indemnification of Directors and Officers

Article Ninth of Newsmax Inc.'s Articles of Incorporation provides that Newsmax Inc. shall, to the fullest extent legally permissible under the provisions of the Florida Business Corporation Act, as the same may be amended and supplemented, indemnify any person who was or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civi1, criminal, administrative, or investigative (other than an action by or in the right of Newsmax Inc.) by reason of the fact that the person is or was a director or officer of Newsmax Inc., against expenses (including attorney's fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with any action, suit, or proceeding if the person acted in good faith and in manner the person reasonably believed to be in or not opposed to the best interests of Newsmax Inc., and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. Pursuant to Newsmax Inc.'s Articles of Incorporation, such indemnification or advancement of expenses provided by, or granted pursuant to, Section 607.0850 of the Florida Business Corporation Act, shall not be deemed exclusive of any other rights to which an indemnified party may be entitled under any bylaw, agreement or resolution adopted by Newsmax Inc.'s board of directors.

Article Seven of Newsmax Inc.'s Bylaws provides that to the fullest extent permitted under the law of the State of Florida, Newsmax Inc. shall have the power to indemnify, and shall indemnify, any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of Newsmax Inc.) by reason of the fact that the person is or was serving at the request of Newsmax

Inc. as a director, officer, employee or agent of Newsmax Inc., against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit, or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of Newsmax Inc., and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful.

In addition to the foregoing, each of Newsmax Inc. and Newsmax Media carry a directors and officers insurance policy that covers certain liabilities of their respective officers and directors arising out of claims based on acts or omissions in their capacities as directors or officers.

EXECUTIVE COMPENSATION

The following section describes the significant elements of Newsmax Inc.'s executive compensation program, with particular emphasis on the process for determining compensation payable to Newsmax Inc.'s Chief Executive Officer, Christopher Ruddy, and Chief Financial Officer, Darryle Burnham.

Overview

The Chief Executive Officer of Newsmax Inc. and Newsmax Media has been responsible for setting the compensation of Newsmax Inc.'s and Newsmax Media's executive officers.

Compensation

In addition to salary compensation, Newsmax Inc.'s compensation program for Mr. Ruddy and Mr. Burnham consisted primarily of the following elements: short-term annual incentive awards, long term annual incentive awards and perquisite programs.

<u>Base Salary</u>

Newsmax Media provides base salary as a fixed source of compensation for its executive officers. Base salaries for non-executive officers are established based on the scope of their responsibilities, competencies and their prior relevant experience, taking into account compensation paid in the market for similar positions, the market demand for such non-executive officers and the non-executive officer's total compensation package. Base salaries are to be reviewed annually, based on each non-executive officer's success in meeting or exceeding individual objectives and on Newsmax Media's overall financial performance. Additionally, base salaries can and will be adjusted as warranted throughout the year to reflect promotions or other changes in the scope of breadth of an executive's role or responsibilities, as well as to maintain market competitiveness.

<u>Annual Incentives</u>

Newsmax Inc. offers a compensation program for Newsmax Media non-executive officers and other executive officers which includes eligibility for annual cash bonuses. Annual bonuses are determined in the sole discretion of Newsmax Inc.'s board of directors, based upon Newsmax Media meeting its business and financial objectives generally and its annual financial performance targets in particular.

<u>Long-Term Incentives</u>

Employees and executives of Newsmax Media may be eligible for Newsmax Inc.-level incentive programs. Equity-based awards are a variable element of compensation that allow Newsmax Inc. to reward its and Newsmax Media's non-executive officers for their sustained contributions to Newsmax Media. Equity awards reward performance and continued employment by a non-executive officer, with associated benefits to Newsmax Inc. and Newsmax Media of attracting and retaining employees. Newsmax Inc. believes that equity-based compensation, including, but not limited to, stock options, restricted stock, restricted stock units and stock appreciation rights, will provide Newsmax Inc. and Newsmax Media non-executive officers with a strong link to long-term corporate performance and the creation of stockholder value.

Newsmax Inc. has granted option awards to certain executives of the Company pursuant to the Newsmax Inc. Equity Incentive Plan (the "**Plan**"), entitling them to purchase shares of Newsmax Inc.'s

Class B Common Stock (the "**Option Awards**"). The Option Awards are generally subject to time vesting, vesting in four equal installments over a period of one year (vesting every three months). In the event that a recipient ceases to provide services to Newsmax Inc. or its affiliates or subsidiaries, (i) the unvested portion of any Option Award shall be forfeited without consideration; and (ii) the Class B Common Stock purchased pursuant to any Option Award shall be subject to repurchase by Newsmax Inc. in accordance with the Plan. Notwithstanding the foregoing, in the event of a termination for Cause (as defined in the Plan) any vested Option Awards shall be forfeited without consideration.

Employee Benefits

Newsmax Inc. offers standard health, dental, life and disability insurance benefits to its executive officers, on the same terms and conditions as provided to all eligible employees. Newsmax Inc. does not offer a deferred compensation plan or pension plan.

Employment Agreements

Christopher Ruddy

Mr. Ruddy is employed with Newsmax Inc. pursuant to the terms of the Amended and Restated Employment Agreement between Newsmax Inc. and Mr. Ruddy dated as of June 3, 2024 (the "**Ruddy Employment Agreement**").

Pursuant to the Ruddy Employment Agreement, Mr. Ruddy is eligible for bonus opportunities as determined by Newsmax Inc.'s board of directors. In addition, Mr. Ruddy is eligible to participate in Newsmax Media's benefit plans, including, but not limited to, any group health insurance plan, life insurance plan, 401(k) plan, and disability insurance plan. Mr. Ruddy is also entitled to receive reimbursement for personal liability, umbrella personal liability, and life insurance in which an affiliate of Mr. Ruddy's is beneficiary. Furthermore, Mr. Ruddy is entitled to reimbursement of certain monthly automobile expenses. Newsmax Inc. pays for Mr. Ruddy to maintain an apartment in New York, New York to be used while he is visiting Newsmax Media's New York studio.

In the event of Mr. Ruddy's termination by reason of his death or Disability (as defined in the Ruddy Employment Agreement), Newsmax Media shall pay to Mr. Ruddy (or his estate, as applicable) his accrued base salary, accrued vacation, accrued benefits and any unreimbursed expenses through the date of termination (the "**Accrued Amounts**"). In the event of his termination for Cause or resignation without Good Reason (as such terms are defined in the Ruddy Employment Agreement), Mr. Ruddy shall receive the Accrued Amounts. In the event of Mr. Ruddy's termination of employment without Cause or his resignation for Good Reason, he shall be entitled to receive the Accrued Amounts, along with (i) severance compensation equal to his then-current base salary for a period of 24 months; (ii) any bonuses earned but not yet paid for any completed full fiscal year or calendar quarter immediately preceding his termination date, and (iii) continuation of Newsmax Media's employee benefits provided to him during his employment for a period of 24 months.

Darryle Burnham

Mr. Burnham is employed with Newsmax Inc. pursuant to the terms of the Amended and Restated Employment Agreement between Newsmax Inc. and Mr. Burnham dated as of June 3, 2024 (the "**Burnham Employment Agreement**").

Pursuant to the Burnham Employment Agreement, Mr. Burnham is eligible for bonus opportunities as determined by the Chief Executive Officer. Mr. Burnham is eligible to participate in Newsmax Media's

benefit plans, including, but not limited to, any group health insurance plan, life insurance plan, 401(k) plan, and disability insurance plan. Mr. Burnham is also entitled to reimbursement of certain monthly automobile expenses.

In the event of Mr. Burnham's termination by reason of his death or Disability (as defined in the Burnham Employment Agreement), Newsmax Media shall pay to Mr. Burnham (or his estate, as applicable) his Accrued Amounts. In the event of his termination for Cause or without Good Reason (as such terms are defined in the Burnham Employment Agreement), Mr. Burnham shall receive the Accrued Amounts. In the event of Mr. Burnham's termination without Cause or his resignation for Good Reason, he shall be entitled to receive the Accrued Amounts, along with (i) severance compensation equal to his then-current base salary for a period of 24 months; (ii) any bonuses earned but not yet paid for any completed full fiscal year or calendar quarter immediately preceding his termination date; and (iii) continuation of Newsmax Media's employee benefits provided to him during his employment for a period of 24 months.

DESCRIPTION OF PROPERTY

Newsmax Inc. does not currently own any property. Newsmax Inc.'s principal executive offices are located at 750 Park of Commerce Drive, Suite 100, Boca Raton, Florida 33487. Newsmax Media leases approximately 50,000 square feet at its principal executive offices pursuant to a Lease Agreement dated August 28, 2013 between Newsmax Media and 750 Park of Commerce Drive LLC which expires on November 30, 2025.

Newsmax Media sublets certain premises located at 805 Third Avenue, New York, New York 10022 pursuant to that certain Agreement of Sublease, dated as of July 22, 2019, by and between Meredith Corporation and Newsmax Media that expires on December 30, 2026.

Newsmax Media leases two floors which represents approximately 47,000 square feet of space at 805 Third Avenue, New York, New York 10022 pursuant to that certain Indenture of Lease, dated as of July 26, 2021, by and between 805 Third New York LLC and Newsmax Media which expires on December 31, 2026.

Newsmax Media leases a portion of a building located at 362 Haverhill Road, West Palm Beach, Florida 33415 pursuant to that certain Lease Agreement, dated as of September 7, 2021, by and between Airport Logistics Park, LLC and Newsmax Media which expires on March 31, 2029.

Newsmax Media leases certain office premises in the Westory Building located at 607 14th Street, NW, Washington, DC 20004, pursuant to that certain Office Lease Agreement, dated as of October 4, 2021, by and between REEP-OFC Westory DC LLC and Newsmax Media. The lease expires on November 30, 2026, subject to Newsmax Media's right to extend the term of such lease for an additional five years.

Newsmax Inc. believes that its facilities are adequate to meet its needs for the immediate future, and that, should it be needed, suitable space will be available to accommodate any such expansion of operations.

RELATED PARTY TRANSACTIONS

There are no family relationships between any of Newsmax Inc.'s directors, executive officers and significant employees or material related party transactions.

Employment Agreements

See "*Executive Compensation – Employment Agreements*" for additional information regarding Christopher Ruddy's and Darryle Burnham's employment agreements.

Indemnification of Directors and Officers

See "*Management – Indemnification of Directors and Officers*" for additional information.

Other Related Party Transactions

From 2022 to the date of this Memorandum, Newsmax Media has paid Mr. Ruddy an aggregate of $10,000 for his service on Newsmax Media's board of directors.

On June 24, 2024 (the "**Intercompany Note Date**"), Newsmax Inc. issued to Newsmax Media a multi-draw senior secured promissory note (the "**Intercompany Note**") in the principal amount of $225,000,000 the "**Aggregate Commitment Amount**"). Pursuant to the terms of the Intercompany Note, Newsmax Inc. made an initial advance of $3,000,000 to Newsmax Media (the "**Initial Advance**") and shall, from time to time following the Intercompany Note Date until the earliest of the maturity date of the Intercompany Note, the prepayment of the Intercompany Note in accordance with the terms thereof and the acceleration of the Intercompany Note in accordance with the terms thereof, make additional advances to Newsmax Media up to the Aggregate Commitment Amount. Any advances, including the Initial Advance, made pursuant to the Intercompany Note accrues interest at an annual rate of 4.95% compounded monthly. The Intercompany Note matures on June 24, 2029. To secure the payment and performance in full of all of its obligations under the Intercompany Note, Newsmax Media grants to Newsmax Inc. a continuing security interest in and lien upon all of Newsmax Media's assets.

In addition, in December 2020, Newsmax Media issued James Davidson, a stockholder of Newsmax Inc., a note in the principal amount of $100,000, which note accrues interest at an annual rate of 5% compounded annually and matured on December 30, 2021. As of the date of this Memorandum, approximately $118,000 of the principal amount of the note together with accrued interest thereon remains outstanding.

EQUITY CAPITALIZATION

The following table sets forth Newsmax Inc.'s outstanding capitalization as of December 31, 2023:

- on an actual basis;
- as adjusted to give effect to the issuance and sale of 30,000 Shares being sold in this Offering at an offering price of $5,000 per Share; and
- as further adjusted to give effect to (i) the conversion of (A) the Series A Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series A-3 Preferred Stock into shares of Newsmax Inc.'s Class A Common Stock, and (B) the conversion of the Series B Preferred Stock into shares of Newsmax Inc.'s Class B Common Stock, and assumes that, following the intended public offering, Newsmax Inc. will institute a dual-class structure whereby each share of Class A Common Stock will provide for ten votes and each share of Class B Common Stock will provide for one vote.

Security	Actual (shares)	As Adjusted for this Offering (shares)	As Adjusted for the Intended Public Offering (shares)	% of Shares of Combined Class A and Class B Common Stock	% of Vote of Combined Class A and Class B Common Stock
Class A Common Stock	6,069.67	6,069.67	5,650.53	65.7%	100%
Class B Common Stock	-	-	2,956.22	34.3%	0%
Series A Preferred Stock	645.84	645.84	-		
Series A-1 Preferred Stock	1,222.46	1,222.46	-		
Series A-2 Preferred Stock	2,646.77	2,646.77	-		
Series A-3 Preferred Stock	1,413.44	1,413.44	-		
Series B Preferred Stock offered hereby	-	30,000	-		

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of the date of this Memorandum, beneficial ownership of Newsmax Inc.'s securities owned by (i) each executive officer and director of Newsmax Inc.; and (ii) each person who owns beneficially more than 5% of each class of Newsmax Inc.'s outstanding securities. Percentage ownership is based on 6,069.67 shares of Newsmax Inc.'s Class A Common Stock, 645.84 shares of Newsmax Inc.'s Series A Preferred Stock, 1,222.46 shares of Newsmax Inc.'s Series A-1 Preferred Stock, 2,646.77 shares of Newsmax Inc.'s Series A-2 Preferred Stock and 1,060 shares of Newsmax Inc.'s Series A-3 Preferred Stock outstanding as of the date of this Memorandum.

Name of Beneficial Owner	Class A Common Stock		Series A-1 Preferred Stock		Series A-2 Preferred Stock		Series A-3 Preferred Stock		% of Total Voting Power
	Shares	%	Shares	%	Shares	%	Shares	%	
Christopher Ruddy Revocable Trust dated October 12, 2007	5,800	95.56%	-	-	-	-	1,060 (1)	100%	59.81%(1)
Series A-1 and Series A-3 Preferred Stock Holder	-	-	1,222.46	100%	-	-	1,060	100%	10.50% (2)(3)(4)
Series A-2 Preferred Stock Holder	-	-	-	-	2,646.77	100%	-	-	22.73% (5)

(1) The holder of the Company's Series A-3 Preferred Stock granted to Christopher Ruddy Revocable Trust dated October 12, 2007 ("**Trust**") a proxy pursuant to which the Trust may vote all of the shares of the Series A-3 Preferred Stock on matters submitted to stockholder vote, subject to certain exceptions, including, but not limited to, the right to appoint one director to the Company's board of directors.

(2) Does not include 1,060 shares of Series A-3 Preferred Stock for which certain voting rights have been granted to the Trust. See footnote 1 for additional information.

(3) For so long as the holders of Series A-1 Preferred Stock continue to hold at least 50% of the shares of Series A-1 Preferred Stock purchased by them on April 16, 2019, the holders of the Series A-1 Preferred Stock are entitled to nominate one director to serve on Newsmax Inc.'s board of directors.

(4) For so long as the holders of Series A-3 Preferred Stock continue to hold at least 50% of the shares of Series A-3 Preferred Stock purchased by them on July 16, 2020, the holders of the Series A-3 Preferred Stock are entitled to nominate one director to serve on Newsmax Inc.'s board of directors.

(5) For so long as the holders of Series A-2 Preferred Stock continue to hold at least 50% of the shares of Series A-2 Preferred Stock purchased by them on July 3, 2019 the holders of the Series A-2 Preferred Stock are entitled to nominate two directors to serve on Newsmax Inc.’s board of directors.

STOCK OPTIONS

Stock Options

As of the date of this Memorandum, Newsmax Inc. has granted incentive stock options to certain directors, officers, employees and contractors of the Company to acquire, in aggregate, 112.24 shares of Class B Common Stock, at an exercise prices ranging from $30,539.29 to $36,308.56 per share. These incentive stock options generally vest equally in quarters on each anniversary of the date of grant, fully vesting on the four-year anniversary of the grant date. All rights to exercise the incentive stock option terminate on the tenth anniversary of the grant date.

DESCRIPTION OF SECURITIES

Description of Securities

The authorized capital stock of Newsmax Inc. consists of (A) 80,000 shares of common stock, par value $0.001 per share, of which (i) 20,000 shares have been designated Class A Common Stock and (ii) 60,000 shares have been designated Class B Common Stock and (B) 65,929.44 shares of preferred stock, par value $0.001, of which (i) 646 shares have been designated Series A Preferred Stock, (ii) 1,223 shares have been designated Series A-1 Preferred Stock, (iii) 2,647 shares have been designated Series A-2 Preferred Stock, (iv) 1,413.44 shares have been designated Series A-3 Preferred Stock and (v) 60,000 shares have been designated as Class B Preferred Stock.

Common Stock

Class A Common Stock

Each holder of Newsmax Inc.'s Class A Common Stock is entitled to a pro rata share of dividends made to common stock holders. Cash dividends shall be paid at the sole discretion of Newsmax Inc.'s board of directors. The holders of Class A Common Stock are entitled to one vote for each share held on all matters to be voted on by Newsmax Inc.'s stockholders. The Class A Common Stock does not provide for cumulative voting with respect to the election of Newsmax Inc.'s directors or any other matter. In accordance with the Shareholders Agreement of Newsmax Inc., the holder of the majority of the Class A Common Stock has the contractual rights to (a) increase or decrease the number of directors on the board of directors and (b) appoint all directors to the board other than the directors appointed by the holders of Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series A-3 Preferred Stock, as further described below. As of the date of this Memorandum, there were 6,070 shares of Newsmax Inc.'s Class A Common Stock outstanding.

Class B Common Stock

Each holder of Newsmax Inc.'s Class B Common Stock is entitled to a pro rata share of dividends made to common stock holders. Cash dividends shall be paid at the sole discretion of Newsmax Inc.'s board of directors. Shares of Class B Common Stock have no voting rights on matters to be voted on by Newsmax Inc.'s stockholders, except as required under applicable law. As of the date of this Memorandum, there were no shares of Newsmax Inc.'s Class B Common Stock outstanding.

Preferred Stock

Series A Preferred Stock

Newsmax Inc. has designated 646 shares of its preferred stock as Series A Preferred Stock. Shares of Series A Preferred Stock are convertible into shares of Newsmax Inc.'s Class A Common Stock at any time at the option of the holder. Newsmax Inc. has the option to force the conversion of the Series A Preferred Stock at any time on or after the earlier of (i) a merger, initial public offering, acquisition or other liquidity event or (ii) the fifth anniversary of the original issue date. The shares of Series A Preferred Stock are convertible into the number of fully paid and nonassessable shares of Class A Common Stock equal to the quotient of (x) $22,500 per share of Series A Preferred Stock being converted divided by (y) $22,500, subject to adjustment in the event Newsmax, Inc. issues additional shares of common stock. Dividends for shares of Series A Preferred Stock are only payable upon a liquidity event or when dividends are declared on common stock of Newsmax Inc.

Series A-1 Preferred Stock

Newsmax Inc. has designated 1,223 shares of its preferred stock as Series A-1 Preferred Stock. Shares of Series A-1 Preferred Stock are convertible into shares of Newsmax Inc.'s Class A Common Stock at any time at the election of the holders of Series A-1 Preferred Stock. Each share of Series A-1 Preferred Stock will automatically convert upon (i) an initial public offering or (ii) the election by written consent of the holders of at least a majority of the outstanding shares of Series A-1 Preferred Stock. The shares of Series A-1 Preferred Stock are convertible into the number of fully paid and nonassessable shares of Class A Common Stock equal to the quotient of (x) $20,450.57 per share of Series A-1 Preferred Stock being converted, plus, upon the written consent of the holder, any accrued but unpaid dividends payable divided by (y) $20,450.57, subject to adjustment in the event Newsmax, Inc. issues additional shares of common stock.

For so long as the holders of Series A-1 Preferred Stock continue to hold at least 50% of the shares of Series A-1 Preferred Stock purchased by them on April 16, 2019 (the "**Series A-1 Ownership Threshold**"), the holders of Series A-1 Preferred Stock (and the director designated by the Series A-1 Preferred Stock holders) have approval rights with respect to certain actions and transactions of Newsmax Inc., including the liquidation of Newsmax Inc. and effecting any amendments to the Certificate of Designation, Articles of Incorporation, and Bylaws of Newsmax Inc. that would materially and adversely affect the rights, preferences and privileges of the Series A-1 Preferred Stock.

For so long the Series A-1 Ownership Threshold is met, the holders of the Series A-1 Preferred Stock are entitled to nominate one director to serve on Newsmax Inc.'s board of directors.

An annual dividend rate of 5.0% accrues quarterly on the Series A-1 Preferred Stock.

For so long as the Series A-1 Ownership Threshold is met, the holders of Series A-1 Preferred Stock shall have the right, but not the obligation, any time between April 16, 2026, and April 16, 2028, to deliver to Newsmax Inc. a notice that the holders desire to sell all of the shares of Series A-1 Preferred Stock then held by them in exchange for an amount equal to the price paid by the holders for the Series A-1 Preferred Stock plus any accrued but unpaid dividends on the Series A-1 Preferred Stock. If Newsmax Inc. does not elect to purchase the Series A-1 Preferred Stock that the holders desire to sell within 120 days after delivery of the holders' notice, then the holders shall have the right to sell all, but not less than all, of the Series A-1 Preferred Stock they offered to sell, to a third party reasonably acceptable to Newsmax Inc. If the holders are unable to sell the Series A-1 Preferred Stock within 12 months, then within the following 12-month period Newsmax Inc. will be required to either (i) redeem the Series A-1 Preferred Stock held by the holders in exchange for an amount equal to the price paid by the holders for the Series A-1 Preferred Stock plus any accrued but unpaid dividends on the Series A-1 Preferred Stock, or (ii) consummate a sale of Newsmax Inc.

For so long as the Series A-1 Ownership Threshold is met, the holders of Series A-1 Preferred Stock have a right of first refusal on the sale of shares by the Trust, if such shares were not previously purchased by Newsmax Inc.

For so long as the Series A-1 Ownership Threshold is met, the holders of Series A-1 Preferred Stock have the right to purchase their pro-rata share of any shares of Newsmax Inc. purchased by the Trust pursuant to the right of first refusal provided to the Trust in Newsmax Inc.'s Shareholders Agreement.

The holders of Series A-1 Preferred Stock have a tag-along right on sales of stock by the Trust. Pursuant to this right, if the Trust elects to sell shares of Newsmax Inc. to a third-party, the holders of Series A-1 Preferred Stock have the right to convert their Series A-1 Preferred Stock to Class A Common Stock

and sell their pro-rata portion of Class A Common Stock proposed to be sold by the Trust at the same price and on the same terms received by the Trust in such transaction.

In addition, the holders of Series A-1 Preferred Stock have the right to sell their shares to Newsmax Inc. if certain regulatory requirements are triggered.

Series A-2 Preferred Stock

Newsmax Inc. has designated 2,647 shares of its preferred stock as Series A-2 Preferred Stock. Shares of Series A-2 Preferred Stock are convertible into shares of Class A Common Stock at any time at the election of the holders of Series A-2 Stock. Each share of Series A-2 Preferred Stock will automatically convert upon (i) an initial public offering or (ii) the election by written consent of the holders of at least a majority of the outstanding shares of Series A-2 Preferred Stock. The shares of Series A-2 Preferred Stock are convertible into the number of fully paid and nonassessable shares of Class A Common Stock equal to the quotient of (x) $18,890.95 per share of Series A-2 Preferred Stock being converted, plus, upon the written consent of the holder, any accrued but unpaid dividends payable divided by (y) $18,890.95, subject to adjustment in the event Newsmax, Inc. issues additional shares of common stock.

For so long as the holders of Series A-2 Preferred Stock continue to hold at least 50% of the shares of Series A-2 Preferred Stock purchased by them on July 3, 2019 (the "**Series A-2 Ownership Threshold**"), the holders of Series A-2 Preferred Stock have approval rights with respect to certain actions and transactions of Newsmax Inc., including (a) the liquidation of Newsmax Inc., (b) effecting any amendments to the Certificate of Designation, Articles of Incorporation, and Bylaws of Newsmax Inc. that would materially and adversely affect the rights, preferences and privileges of the Series A-2 Preferred Stock, (c) incurrence of indebtedness by Newsmax Inc. above a certain threshold, and (d) in connection with the reclassification, alteration or amendment of shares of Series A Preferred Stock, Series A-1 Preferred Stock, or common stock in respect of the distribution of assets on the liquidation, dissolution or winding up of Newsmax Inc., the payment of dividends or rights of redemption or voting.

For so long as at Series A-2 Ownership Threshold is met, the holders of the Series A-2 Preferred Stock are entitled to nominate two directors to serve on Newsmax Inc.'s board of directors.

An annual dividend rate of 5.0% accrues quarterly on the price per share paid for the Series A-2 Preferred Stock.

For so long as the Series A-2 Ownership Threshold is met, the holders of Series A-2 Preferred Stock have a right of first refusal on the sale of shares by the Trust, if such shares were not previously purchased by Newsmax Inc. or the holders of the Series A-1 Preferred Stock.

For so long as the Series A-2 Ownership Threshold is met, the holders of Series A-2 Preferred Stock have the right to purchase their pro-rata share of any shares of Newsmax Inc. purchased by the Trust pursuant to the right of first refusal provided to the Trust in Newsmax Inc.'s Shareholders Agreement.

The holders of Series A-2 Preferred Stock have a tag-along right on sales of stock by the Trust. Pursuant to this right, if the Trust elects to sell shares of Newsmax Inc. to a third-party, the holders of Series A-2 Preferred Stock have the right to convert their Series A-2 Preferred Stock to Class A Common Stock and sell their pro-rata portion of Class A Common Stock proposed to be sold by the Trust at the same price and on the same terms received by the Trust in such transaction.

Series A-3 Preferred Stock

Newsmax Inc. has designated 1,413.44 shares of its preferred stock as Series A-3 Preferred Stock. Shares of Series A-3 Preferred Stock are convertible into shares of Newsmax Inc.'s Class A Common Stock at any time at the election of the holder of Series A-3 Preferred Stock. Each share of Series A-3 Preferred Stock will automatically convert upon (i) an initial public offering or (ii) the election by written consent of the holders of at least a majority of the outstanding shares of Series A-3 Preferred Stock. The shares of Series A-3 Preferred Stock are convertible into the number of fully paid and nonassessable shares of Class A Common Stock equal to the quotient of (x) $23,619 per share of Series A-3 Preferred Stock being converted, plus, upon the written consent of the holder, any accrued but unpaid dividends payable divided by (y) $23,619, subject to adjustment in the event Newsmax, Inc. issues additional shares of common stock.

For so long as the holders of Series A-3 Preferred Stock continue to hold at least 50% of the shares of Series A-3 Preferred Stock purchased by them on July 16, 2020 (the "**Series A-3 Ownership Threshold**"), the holders of Series A-3 Preferred Stock (and the director designated by the Series A-3 Preferred Stock holders) have approval rights with respect to certain actions and transactions of Newsmax Inc., including (a) the liquidation of Newsmax Inc., (b) effecting any amendments to the Certificate of Designation, Articles of Incorporation, and Bylaws of Newsmax Inc. that would materially and adversely affect the rights, preferences and privileges of the Series A-3 Preferred Stock, (c) incurrence of indebtedness by Newsmax Inc. above a certain threshold, and (d) in connection with the reclassification, alteration or amendment of shares of Series A Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock, or common stock in respect of the distribution of assets on the liquidation, dissolution or winding up of Newsmax Inc., the payment of dividends or rights of redemption or voting.

For so long as at Series A-3 Ownership Threshold is met, the holders of the Series A-3 Preferred Stock are entitled to nominate one director to serve on Newsmax Inc.'s board of directors.

An annual dividend rate of 5% accrues quarterly on the price per share paid for the Series A-3 Preferred Stock.

For so long as the Series A-3 Ownership Threshold is met, the holders of Series A-3 Preferred Stock shall have the right, but not the obligation, any time between July 16, 2027, and July 16, 2029, to deliver to Newsmax Inc. a notice that the holders desire to sell all of the shares of Series A-3 Preferred Stock then held by them in exchange for an amount equal to the price paid by the holders for the Series A-3 Preferred Stock plus any accrued but unpaid dividends on the Series A-3 Preferred Stock. If Newsmax Inc. does not elect to purchase the Series A-3 Preferred Stock that the holders desire to sell within 120 days after delivery of the holders' notice, then the holders shall have the right to sell all, but not less than all, of the Series A-3 Preferred Stock they offered to sell, to a third party reasonably acceptable to Newsmax Inc. If the holders are unable to sell the Series A-3 Preferred Stock within 12 months, then within the following 12-month period, Newsmax Inc. will be required to either (i) redeem the Series A-3 Preferred Stock held by the holders in exchange for an amount equal to the price paid by the holders for the Series A-1 Preferred Stock plus any accrued but unpaid dividends on the Series A-3 Preferred Stock, or (ii) consummate a sale of Newsmax Inc.

For so long as the Series A-3 Ownership Threshold is met, the holders of Series A-3 Preferred Stock have a right of first refusal on the sale of shares by the Trust, if such shares were not previously purchased by Newsmax Inc.

For so long as the Series A-3 Ownership Threshold is met, the holders of Series A-3 Preferred Stock have the right to purchase their pro-rata share of any shares of Newsmax Inc. purchased by the Trust pursuant to the right of first refusal provided to the Trust in Newsmax Inc.'s Shareholders Agreement.

The holders of Series A-3 Preferred Stock have a tag-along right on sales of stock by the Trust. Pursuant to this right, if the Trust elects to sell shares of Newsmax Inc. to a third-party, the holders of Series A-3 Preferred Stock have the right to convert their Series A-3 Preferred Stock to Class A Common Stock and sell their pro-rata portion of Class A Common Stock proposed to be sold by the Trust at the same price and on the same terms received by the Trust in such transaction.

The holders of Series A-3 Preferred Stock have the right to sell their shares to Newsmax Inc. if certain regulatory requirements are triggered. Newsmax Inc. does not expect that the regulatory requirements will be triggered or that this repurchase right will become effective.

In connection with the purchase of Series A-3 Preferred Stock from Newsmax Inc., the Series A-3 Preferred Stock holders executed and delivered to Newsmax Inc. and the Trust proxies pursuant to which, subject to certain exceptions, such holders gave the Trust the right to vote the Series A-3 Preferred Stock held by such holders from the date of the applicable proxy and until the earlier of (a) Newsmax Inc.'s initial public offering, (b) five years from the date of the applicable proxy, (c) the closing of an issuance of voting securities by Newsmax Inc. in which (A) Newsmax Inc. raises $5,000,000 or more in one transaction from a single investor and (B) such investor does not execute a proxy pursuant to which such investor grants to the Trust the right to vote the newly issued voting securities, or (d) such time that Christopher Ruddy no longer exercises sole and dispositive voting power on behalf of the Trust.

TERMS OF THE SERIES B PREFERRED STOCK

Newsmax Inc. has authorized a maximum of 60,000 shares of Series B Preferred Stock, none of which are issued and outstanding as of the date of this Memorandum. The Series B Preferred Stock have no voting rights. Each share of Series B Preferred Stock shall be convertible into shares of Class B Common Stock (a) at the option of the holder, at any time after the original issue date of such Share, or (b) automatically upon (w) the closing of an IPO, (x) the closing of a Qualified Financing, (y) the closing of a Qualified Sale, or (z) the election by written consent of the holders of at least a majority of the outstanding Shares, in each case, into the number of fully paid and non-assessable shares of Class B Common Stock equal to the quotient of (i) the Liquidation Preference of such Share being converted plus any accrued but unpaid dividends payable on such Share divided by (ii) the Conversion Price as of the time of the conversion. In the event of a conversion, the conversion price of a Share will initially equal $50,740.47; provided that, the conversion price for purposes of (i) converting Shares upon an IPO shall equal 75% of the price per share or deemed price per share sold to the public in the IPO, and (ii) converting Shares upon the consummation of a Qualified Financing shall be 75% of the price per share sold by Newsmax Inc. in such financing. The conversion price (other than the conversion price specified in the proviso above) will be subject to adjustments as provided in the Certificate of Designation.

The Shares will accrue an annual dividend rate of 7.0% on the price per Share. The dividend on the Shares shall accrue daily, beginning from the date of the issuance of the Shares, and will accrue until the conversion of the Shares. Dividends will be payable (entirely or partially) in cash when, as, and if declared by Newsmax Inc.'s board of directors. Dividends on the Shares will have preference over dividends payable in respect of any junior equity of Newsmax Inc.

SHAREHOLDERS AGREEMENT

In connection with the Offering, the purchasers of Shares will be required to execute a joinder to, and become bound by the terms of, the Shareholders Agreement of Newsmax Inc. The Shareholders Agreement of Newsmax Inc., which is attached hereto as Exhibit F, provides for, among other things, the following material terms:

- Restrictions on Transfer; Permitted Transfers. No party to the Shareholders Agreement may transfer any of its shares, unless specifically permitted under the Shareholders Agreement (e.g., for estate planning purposes or upon the prior written consent of the Majority-In-Interest (as defined in the Shareholders Agreement)).

- Rights of First Refusal. If a party to the Shareholders Agreement receives a Qualified Offer (as defined in the Shareholders Agreement) to purchase some or all of its shares, such shareholder will deliver a notice to Newsmax Inc. and the Majority-In-Interest offering to sell such shares to Newsmax Inc., or if not accepted by Newsmax Inc., to the Majority-in-Interest at the price in the Qualified Offer.

- Management. The holders of the Series A-1 Preferred Stock of Newsmax Inc. are entitled to elect one individual to the board of directors; the holders of the Series A-2 Preferred Stock of Newsmax Inc. are entitled to elect two individuals to the board of directors; the holders of the Series A-3 Preferred Stock of Newsmax Inc. are entitled to elect one individual to the board of directors; and all other directors shall be elected by the Majority-In-Interest.

- Sale of the Company. At any time the Majority-In-Interest shall have the right to cause a Sale of the Company (as defined in the Shareholders Agreement), in which case Newsmax Inc. and each party to the Shareholders Agreement will cooperate, consent to and agree to sell its shares in such approved Sale of the Company. In connection with such Sale of the Company, each party to the Shareholders Agreement shall grant a power of attorney to Newsmax Inc. to execute any and all documents related to such approved Sale of the Company.

- Confidentiality. Each party to the Shareholders Agreement shall agree that all Confidential Information (as defined in the Shareholders Agreement) be kept confidential by such Shareholder and shall not be disclosed by such Shareholder in any manner (subject to certain exceptions set forth in the Shareholders Agreement).

REGISTRATION RIGHTS AGREEMENT

In connection with the Offering, the purchasers of Shares will enter into a Registration Rights Agreement with Newsmax Inc. pursuant to which the purchasers will receive piggyback registration rights. Specifically, if, subject to certain exceptions, Newsmax Inc. proposes to file a registration statement under the 1933 Act with respect to an offering for its own account then Newsmax Inc. shall, in each case, give written notice of such proposed filing to purchasers as soon as practicable (but no later than 15 days) before the anticipated filing date, and shall offer each purchaser the opportunity to register such number of shares of Registrable Securities (as defined in the Registration Rights Agreement) as such purchaser may request, subject to certain exceptions. All expenses incurred by Newsmax Inc. in complying with its obligations pursuant to the Registration Rights Agreement shall be paid by Newsmax Inc. This Registration Rights Agreement shall terminate and be of no further force or effect when there shall no longer be any Registrable Securities outstanding.

TERMS OF THE OFFERING

Plan of Distribution

An aggregate of up to 30,000 Shares (45,000 Shares if the Overallotment Option is exercised in full) of Newsmax Inc.'s Series B Convertible Preferred Stock are being offered and sold at $5,000 per Share. The Shares are being sold in a private offering and have not been registered under the 1933 Act. The Shares are being sold in reliance upon an exemption from registration provided by Section 4(a)(2) of the 1933 Act and Rule 506(c) of Regulation D promulgated thereunder, and exemptions under applicable state laws.

The Shares are being offered until a maximum of 30,000 Shares are sold (45,000 if the Overallotment Option is exercised), or Newsmax Inc. decides to terminate the Offering in its sole discretion. The purchase price paid by investors for Shares shall be initially deposited with Wilmington Trust as the escrow agent for this Offering. If Newsmax Inc. elects to accept the purchase of Shares by a prospective investor, Newsmax Inc. will instruct Wilmington Trust to deposit the purchase price held at such time in the escrow account to an account designated by Newsmax Inc., and upon the deposit of the purchase price in Newsmax Inc.'s bank account, the Closing of the sale of the Shares to such prospective investor will be consummated and the Shares will be issued to such investor. Following the initial Closing, additional Closings may take place at any time and from time to time at the discretion of Newsmax Inc. If Newsmax Inc. elects to not consummate a Closing with respect to any proposed purchase of any prospective investor, Newsmax Inc. shall, or shall cause the Placement Agent to, notify the prospective investor of Newsmax Inc.'s decision, and following such notice, Newsmax Inc. will instruct Wilmington Trust to refund the purchase price paid by such prospective investor to an account or accounts designated by such prospective investor in writing to Wilmington Trust. Upon refund of the purchase price to a prospective investor, Newsmax Inc. shall have no liability or obligation to the prospective investor in connection with this Offering or in connection with the decision to reject any proposed purchase of Shares. Newsmax Inc. may elect to terminate this Offering, at its sole and absolute discretion, at any time, with or without reason and without having to provide notice to any person.

The minimum initial capital contribution of a purchaser will be $5,000 to acquire one Share. The Shares are suitable for investment only by prospective investors who meet the qualifications of an "accredited investor," as defined in Regulation D promulgated under the 1933 Act, as described below under "*Investor Suitability Standards*."

Attached as <u>Exhibit A</u> to this Memorandum is a Subscription Booklet (the "**Subscription Booklet**") for persons interested in subscribing for the Shares. Persons subscribing for the Shares must complete and sign the Subscription Booklet and all attachments thereto, and should send a credit card payment or wire transfer to the Escrow Agent in the amount of the investment proposed by such person. Once an investment has been received, Newsmax Inc. will determine whether to accept or reject the proposed investment. In the event Newsmax Inc. rejects a proposed investment or any part thereof, Newsmax Inc. will cause the Escrow Agent to refund the funds received in the manner set forth above.

The Purchase Agreement, attached as <u>Exhibit B</u> to this Memorandum, sets forth certain terms and conditions regarding an investment in the Shares. In addition, the Purchase Agreement contains representations and warranties of the prospective investor that will be relied upon by us in complying with our obligations under the applicable securities laws. Therefore, utmost care should be taken in reading and completing the Purchase Agreement to ensure accuracy and completeness.

Placement Agent Fees

Newsmax Inc. has engaged Digital Offering, LLC as the Placement Agent with respect to the Offering. The Placement Agent may engage one or more sub-agents or selected dealers to assist in its marketing efforts. The Offering is being conducted on a "best efforts" basis, and the Placement Agent is not purchasing the Shares and is not required to sell any specific number or dollar amount of Shares in this

Offering. In consideration for the services provided by the Placement Agent, the Placement Agent shall be entitled to receive the following compensation from Newsmax Inc.: (i) upon each Closing in this Offering, a cash commission of 6% of the gross proceeds received by Newsmax Inc. upon the consummation of such Closing and (ii) upon the final Closing of the Offering, Newsmax Inc. will issue to the Placement Agent a three-year warrant exercisable for such number of Shares equal to the quotient of (i) 2% of the dollar amount of all of the Shares sold by Newsmax Inc. in the Offering divided by (ii) the price per Share paid by investors in the Offering. The Agent Warrant will have an exercise price per Share equal to $5,000. The Agent Warrant will contain customary terms and conditions, including provisions for cashless exercise and customary piggyback registration rights.

Newsmax Inc. will be responsible for paying or reimbursing the Placement Agent for all of its reasonable documented out-of-pocket expenses, without administrative fee or mark-up, directly related to the Offering including, without limitation, the Placement Agent's legal expenses and travel expenses. The reimbursable expenses of the Placement Agent will be capped at $15,000, inclusive of legal fees.

In addition, Newsmax Inc. has agreed to indemnify the Placement Agent against certain liabilities under the 1933 Act.

Investor Suitability

General Considerations. Investment in the Shares involves substantial risks and is suitable only for persons with adequate financial means who can bear the economic risk of an investment in the Shares for an indefinite period of time. The Shares have not been registered under the 1933 Act or under applicable state securities laws and are being offered in reliance upon an exemption from registration provided by Section 4(a)(2) of the 1933 Act and Rule 506(d) of Regulation D promulgated thereunder as well as exemptions under state laws.

THIS OFFERING WILL ONLY BE MADE TO INVESTORS WHOM NEWSMAX INC. CAN TAKE REASONABLE STEPS TO VERIFY ARE "ACCREDITED INVESTORS," AS THAT TERM IS DEFINED UNDER RULE 501(a) OF REGULATION D PROMULGATED UNDER THE 1933 ACT.

Accredited Investor Status. The term "accredited investor" refers to any person or entity who comes within any of the following categories and who Newsmax Inc. takes reasonable steps to verify comes within any of the following categories, at the time of the sale of the Shares to such investor:

(i) Any natural person whose individual net worth or joint net worth with that person's spouse, at the time of purchase, exceeds $1,000,000 (including spouse's net worth and fair market value of the person's home furnishings and automobiles, but excluding from the calculation the value of the person's primary residence and the related amount of any indebtedness on primary residence up to the fair market value of the primary residence (any indebtedness that exceeds the fair market value of the primary residence must be deducted from the person's net worth));

(ii) Any natural person who had an individual income in excess of $200,000 in each of the two (2) most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income in the current year;

(iii) Any bank as defined in Section 3(a)(2) of the 1933 Act, or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the 1933 Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to Section 15 of the Securities and Exchange Act of 1934; insurance company as defined in Section 2(13) of the 1933 Act; investment company registered under the Investment Company Act of 1940 or a business development company as defined in

Section 2(a)(48) of the Investment Company Act of 1940; Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 ("**ERISA**"), if the investment decision is made by a plan fiduciary, as defined in Section 3(2) of ERISA, which is either a bank, savings and loan association, insurance company, registered investment advisor, or if the employee benefit plan has total assets in excess of $5,000,000 or if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

(iv) Any private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

(v) Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

(vi) Any Director or executive officer of Newsmax Inc.;

(vii) Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506 of Regulation D;

(viii) Any entity in which all of the equity owners are accredited investors.

Investor Representations and Agreements

Each investor must make certain representations including, but not limited to, those to the general effect that such investor:

(i) has adequate means of providing for his or her current needs and possible personal contingencies, has no need for liquidity in his investment in the Shares, is able to bear the substantial economic risks of an investment in the Shares for an indefinite period, and, at the present time, can afford a complete loss of his, her or its investment;

(ii) does not have an overall commitment to investments which are not readily marketable that is disproportionate to his, her or its net worth, and that his, her or its investment in the Shares will not cause such overall commitment to become excessive;

(iii) is acquiring the Shares solely for his, her or its own account, for investment purposes only and not with a view toward resale, assignment or distribution thereof, and no other person has a direct or indirect, beneficial interest, in whole or in part, in such Shares;

(iv) is aware that the transferability of Shares will be subject to restrictions under the 1933 Act;

(v) has such knowledge and experience in financial, tax and business matters that he, she or it is capable of evaluating the merits and risks of an investment in the Shares;

(vi) is an "accredited investor" as defined above; and

(vii) is aware that Newsmax Inc. has not secured an underwriter for a public offering as of the date of this Memorandum and Newsmax Inc. can make no assurance that it will be successful in listing its common stock on a national securities exchange following this Offering.

Additionally, each Investor will agree to the following:

(i) to provide verification of his, her or its accredited investor status; and

(ii) in connection with IPO, enter into a lock-up agreement in customary form and subject to customary exceptions as mutually agreed upon by Newsmax Inc. and the underwriters for the IPO.

THE SUITABILITY STANDARDS DISCUSSED ABOVE REPRESENT MINIMUM SUITABILITY STANDARDS FOR PROSPECTIVE INVESTORS. EACH PROSPECTIVE INVESTOR SHOULD DETERMINE WHETHER AN INVESTMENT IN THE SHARES IS APPROPRIATE FOR HIM, HER OR IT.

Restricted Securities and Limitations on Transferability

There is not now and there may not be in the foreseeable future any public market for the Shares. The Securities offered hereunder have not been registered under the 1933 Act or any state securities law. No resale or transfer will be permitted except in accordance with the provisions of the Purchase Agreement and Shareholders Agreement, the 1933 Act and applicable state securities laws. See "*Risk Factors*" and "*Shareholders Agreement*" for additional information.

Subscription Procedure

Subscribers for the Shares hereunder shall be required to deliver to Wilmington Trust the following documents:

(a) One dated and executed Purchase Agreement and Investor Questionnaire;

(b) Credit card payment or wire transfer payable to of "WILMINGTON TRUST, N.A. as Escrow Agent for Newsmax Inc." in the amount of $5,000 for each Share subscribed for, with a minimum purchase of one Share for a purchase price of $5,000.

Certificates for the Shares will not be printed; the Shares will be kept in book-entry format with Equity Stock Transfer, LLC, Newsmax Inc.'s transfer agent, unless separately requested and paid for by the investor.

RISK FACTORS SUMMARY

Our business is subject to significant risks and uncertainties that make an investment in us speculative and risky. Below we summarize what we believe are the principal risk factors but these risks are not the only ones we face, and you should carefully review and consider the full discussion of our risk factors in the section titled "Risk Factors", below together with the other information contained in this Memorandum, before you decide to buy the Shares. If any of the following risks actually occur, our business, reputation, financial condition, results of operations, revenue and future prospects would likely suffer and you could lose all or part of your investment in the Shares. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. As used in this section, all references to the "Company" includes Newsmax Inc. and its Subsidiaries.

Risks Related to Our Business, Operations and Our Industry

- We have incurred losses in prior periods, may not be profitable in the future and our plans to maintain and increase liquidity may not be successful.

- Changes in consumer behavior and evolving technologies and distribution platforms may adversely affect the Company's business, financial condition and results of operations.

- Declines in advertising expenditures could cause the Company's revenues and operating results to decline significantly in any given period or in specific markets.

- Newsmax Media derives a significant portion of its revenues from a limited number of distributors and the failure to enter into or renew affiliation and carriage agreements on favorable terms, or at all, could have a material adverse effect on the Company's business, financial condition or results of operations.

- Newsmax Media's businesses operate in a highly competitive industry. In addition, the nutraceuticals industry is highly competitive.

- The Company's investments in new businesses, products, services and technologies through acquisitions and other strategic investments present many risks, and the Company may not realize the financial and strategic goals we had contemplated, which could adversely affect our business, financial condition and results of operations.

- We face risks, such as unforeseen costs and potential liability in connection with content we acquire, produce, license and/or distribute through our service.

- Newsmax Media's future growth depends in part on the acceptance and growth of OTT advertising and OTT advertising platforms.

- The Company is exposed to risks associated with weak economic conditions and increased volatility and disruption in the financial markets.

- Adverse publicity or negative public perception regarding particular ingredients or products or the nutraceuticals industry in general could adversely affect the financial performance of those portions of the Subsidiaries' nutraceuticals business, Medix Health.

- The Subsidiaries' nutraceuticals business, Medix Health, is subject to inherent risks relating to product liability and personal injury claims, its quality control processes may fail to detect issues in the ingredients used in its products and the Company's product liability insurance may be insufficient to cover possible claims against us which would adversely affect Medix Health's operating results.

- Newsmax Inc. is a holding company and its principal asset is its ownership interest in Newsmax Media.

Risks Related to Cybersecurity, Piracy, Privacy and Data Protection

- The degradation, failure or misuse of the Subsidiaries' network and information systems and other technology could cause a disruption of services or improper disclosure of personal data or other confidential information, resulting in increased costs, liabilities or loss of revenue. Furthermore, security breaches and other network and information systems disruptions could affect our ability to conduct our business effectively and damage our reputation.

- Technological developments may increase the threat of content piracy and signal theft and limit the Subsidiaries' ability to protect their intellectual property rights.

- The Company is subject to complex laws, regulations, rules, industry standards, and contractual obligations related to privacy and personal data protection, which are evolving, inconsistent and potentially costly.

Risks Related to Legal and Regulatory Matters

- Newsmax Media and its subsidiaries may be, and in the past have been, subject to unfavorable litigation that could require us to pay significant amounts, lead to onerous operating procedures or have a material adverse effect on the Company's financial position, results of operations and cash flows.

Risks Related to Intellectual Property

- The Company's business may suffer if it cannot protect its intellectual property.

Risks Related to the Preferred Stock and the Offering

- Investing in the Shares is a highly speculative investment and could result in the loss of your entire investment.

- The Shares issued in this Offering will have restrictions on transferability; there is no public trading market for Newsmax Inc.'s shares of preferred or common stock and one may never develop.

- Each purchaser of Shares will be required to execute the Shareholders Agreement.

- The holders of shares of Newsmax Inc. preferred stock have rights, preferences and privileges that are not held by, and are preferential to, the rights of holders of Newsmax Inc. common stock. For example, Newsmax Inc. may be required, under certain circumstances, to repurchase outstanding

shares of preferred stock, and such obligations could have a material adverse effect on the Company's liquidity and financial condition.

- A majority of Newsmax Inc.'s voting stock is owned by a small number of owners, and the Shares issued in this Offering will not dilute the voting control of such owners because the Shares have no voting rights, except as required by applicable law.

- In connection with Newsmax Inc.'s anticipated IPO, Newsmax Inc. intends to amend its Articles of Incorporation to reclassify its authorized share capital to authorize a dual class of securities which may have the effect of concentrating the voting power of Newsmax Inc.'s securities.

- We cannot predict the effect our dual-class structure may have on the price of our securities.

- Newsmax Inc. intends to engage in a public offering of our common stock later in 2024 or early in 2025, and expect to be a "controlled company" within the meaning of applicable national securities exchange rules and, as a result, will qualify for and intend to rely on exemptions from certain corporate governance requirements.

- The Shares will be offered by Newsmax Inc. and the Placement Agent on a "best efforts" basis, and Newsmax Inc. and the Placement Agent may not sell all of the Shares offered.

Risks Related to Becoming a Public Company

- If we are successful in completing a public offering and become a public reporting company, we will incur increased costs as a result, and our board of directors will be required to devote substantial time to oversight of new compliance requirements and corporate governance practices.

RISK FACTORS

An investment in our Shares involves a high degree of risk. You should carefully consider the following risk factors and the other information in this Memorandum before investing in our securities. Our business and results of operations could be seriously harmed by any of the following risks. The risks set out below are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and/or operating results. If any of the following events occur, our business, financial condition and results of operations could be materially adversely affected. In such case, the value of our securities could decline, and you may lose all or part of your investment.

Risks Related to Our Business, Operations and Our Industry

We have incurred losses in prior periods, may not be profitable in the future, and our plans to maintain and increase liquidity may not be successful.

Our ability to achieve profitability will depend upon our ability to generate and sustain substantially increased revenues. We may continue to incur operating losses in the future as we execute our growth strategy. The likelihood that we will generate net income in the future must be considered in light of the difficulties facing the television broadcasting and content publication industry as a whole, economic conditions and the competitive environment in which we operate. Our operating results for future periods are subject to numerous uncertainties, and we may not achieve sufficient revenues to sustain or increase profitability. In addition, we may be unable to successfully achieve or maintain our growth strategy and may need to raise additional capital to fund our future operations.

Changes in consumer behavior and evolving technologies and distribution platforms may adversely affect the Company's business, financial condition and results of operations.

The ways in which consumers view content and technology and business models in the Company's industry continue to rapidly evolve and new distribution platforms and increased competition from new entrants and emerging technologies have added to the complexity of maintaining predictable revenue streams. Technological advancements have driven changes in consumer behavior as consumers seek more control over when, where and how they consume content and have affected advertisers' options for reaching their target audiences. Consumer preferences have evolved towards digital services and other subscription services and there has been a substantial increase in the availability of programming with reduced advertising or without advertising at all. Examples include the convergence of television telecasts and digital delivery of programming to televisions and other devices, video-on-demand platforms, user-generated content sites, and simultaneous streaming of telecast content that allows viewers to consume content on demand and in remote locations while avoiding traditional advertisements or subscription payments. In addition, consumers are increasingly using time-shifting and advertising-blocking technologies that enable them to fast-forward or circumvent advertisements. Substantial use of these technologies could impact the attractiveness of Newsmax Media's programming to advertisers and adversely affect our advertising revenues.

Changes in consumer behavior and technology have also had an adverse impact on traditional MVPDs that deliver Newsmax Media's broadcast and cable networks to consumers. Consumers are increasingly turning to alternative offerings, including Subscription Video on Demand ("**SVOD**") and Advertising Video on Demand ("**AVOD**") services and mobile and social media platforms, which has contributed to industry-wide declines in subscribers to traditional MVPD services over the last several years. These declines are expected to continue and possibly accelerate in the future. If consumers increasingly favor alternative offerings over traditional MVPD subscriptions, Newsmax Media may experience a decline in viewership and ultimately demand for the programming on its traditional linear networks, which could lead to lower affiliate fee and advertising revenues. Changing distribution models may also negatively impact Newsmax Media's ability to negotiate affiliation agreements on favorable

terms, which could have an adverse effect on Newsmax Media's business, financial condition or results of operations, including a decline in advertising revenues if one or more MVPDs declines to renew an affiliation agreement with Newsmax Media.

If Newsmax Media fails to protect and exploit the value of its content while responding to, and developing new technology and business models to take advantage of, technological developments and consumer preferences, it could have a material adverse effect on the Company's business, financial condition and results of operations.

Declines in advertising expenditures could cause the Company's revenues and operating results to decline significantly in any given period or in specific markets.

Newsmax Media derives substantial revenues from the sale of advertising, and its ability to generate advertising revenues depends on a number of factors. The strength of the advertising market can fluctuate in response to the economic prospects of specific advertisers or industries, advertisers' spending priorities and the economy in general. In addition, pandemics, natural and other disasters, acts of terrorism, and political uncertainties or hostilities can also lead to a reduction in advertising expenditures as a result of economic uncertainty, disrupted programming and services or reduced advertising spots due to pre-emptions.

Major events, such as the state, congressional and presidential elections cycles also may cause Newsmax Media's advertising revenues to vary substantially from year to year. Political advertising expenditures are impacted by the ability and willingness of candidates and political action campaigns to raise and spend funds on advertising and the competitive nature of the elections affecting viewers in markets featuring our programming. Moreover, regulatory or other third-party intervention impacting where and when advertisements may be placed may result in a decline in our advertising revenues.

Advertising expenditures may also be affected by changes in consumer behavior and evolving technologies and platforms. There is increasing competition for the leisure time of audiences and demand for Newsmax Media's programming as measured by ratings points is a key factor in determining advertising rates. In addition, as described above, newer technologies and platforms are increasing the number of media and entertainment choices available to audiences. Some of these technologies and platforms allow users to view programming from a remote location or on a time-delayed basis and provide users the ability to fast-forward, rewind, pause and skip programming and advertisements, which could negatively affect the attractiveness of the Company's offerings to advertisers. The pricing and volume of advertising may also be affected by shifts in spending toward digital and mobile offerings, which can deliver targeted advertising more promptly, from traditional media, or toward newer ways of purchasing advertising, some or all of which may not be as beneficial to Newsmax Media as traditional advertising methods. Newsmax Media also generates advertising revenues through its OTT platforms.

The market for OTT advertising campaigns is relatively new and evolving and if this market develops slower or differently than we expect, it could adversely affect our advertising revenues.

A decrease in advertising expenditures, reduced demand for Newsmax Media's programming could lead to a reduction in pricing and advertising spending, which could have a material adverse effect on the Company's business, financial condition or results of operations.

Advertising revenue is largely dependent on audience measurement, which can be difficult to measure

Because advertising sales largely depend on audience measurement, they could be negatively affected if measurement methodologies do not accurately reflect actual viewership levels. Although Nielsen's statistical sampling method is the primary measurement methodology used for Newsmax Media's

linear television advertising sales, Newsmax Media measures and monetizes its digital platforms based on a combination of internal and third-party data. A consistent, broadly accepted measure of multiplatform audiences across the industry remains to be developed. Although we expect multiplatform measurement innovation and standards to benefit us as the video advertising market continues to evolve, we are still partially dependent on third parties to provide these solutions.

Because Newsmax Media derives a significant portion of its revenues from a limited number of distributors, the failure to enter into or renew affiliation and carriage agreements on favorable terms, or at all, could have a material adverse effect on the Company's business, financial condition or results of operations.

Newsmax Media depends on affiliation and distribution arrangements that enable it to reach a large percentage of households through MVPDs and third party-owned television stations. The inability to enter into or renew MVPD arrangements on favorable terms, or at all, or the loss of carriage on MVPDs' basic programming tiers could reduce the distribution of Newsmax Media's owned and operated television stations and broadcast and cable networks, which could adversely affect Newsmax Media's revenue estimates from affiliate fees and its ability to sell national and local advertising time. The loss of favorable MVPD packaging, positioning, pricing or other marketing opportunities could also negatively impact Newsmax Media's revenue estimates from affiliate fees. These risks are exacerbated by consolidation among traditional MVPDs, their increased vertical integration into the cable or broadcast network business and their use of alternative technologies to offer their subscribers access to local broadcast network programming, which have provided traditional MVPDs with greater negotiating leverage. In addition, if Newsmax Media and an MVPD reach an impasse in contract renewal negotiations, Newsmax Media's networks and owned and operated television stations could become unavailable to the MVPD's subscribers (i.e., "go dark"), which, depending on the length of time and the size of the MVPD, could have a negative impact on Newsmax Media's revenues from affiliate fees and advertising.

Newsmax Media also depends on the maintenance of affiliation agreements and license agreements with third party-owned television stations to distribute the Newsmax Media TV. Consolidation among television station group owners could increase their negotiating leverage and reduce the number of available distribution partners. There can be no assurance that these affiliation and license agreements will be renewed in the future on terms favorable to Newsmax Media. The inability to enter into affiliation or licensing arrangements with third-party owned television stations on favorable terms could reduce distribution of Newsmax Media TV and the inability to enter into such affiliation or licensing arrangements for Newsmax Media TV on favorable terms could adversely affect Newsmax Media's affiliate fee revenues and its ability to sell national advertising time.

In addition, Newsmax Media has arrangements through which it makes its content available for viewing through third-party online video platforms. If these arrangements are not renewed on favorable or commercially reasonable terms or at all, it could adversely affect the Company's revenues and operating results.

Changes to Newsmax Media's existing content and services could fail to attract traffic, viewers and advertisers or fail to generate revenue.

Newsmax Media may introduce significant changes to our existing content. The success of our new content depends substantially on consumer tastes and preferences that change in often unpredictable ways. If this new content fails to engage traffic and advertisers, we may fail to generate sufficient revenue or operating profit to justify our investments, and our business and operating results could be adversely affected. In addition, we have launched and expect to continue to launch strategic initiatives, which do not directly generate revenue but which we believe will enhance our attractiveness to traffic and advertisers. In the future, we may invest in new content, products, services, and initiatives to generate revenue, but there

is no guarantee these approaches will be successful or that the costs associated with these efforts will not exceed the revenue generated. If Newsmax Media's strategic initiatives do not enhance our ability to monetize our existing content or enable us to develop new approaches to monetization, we may not be able to maintain or grow our revenue or recover any associated development costs and our operating results could be adversely affected.

Newsmax Media's businesses operate in a highly competitive industry.

Newsmax Media competes with other companies for high-quality content to reach large audiences and to generate advertising revenue. Newsmax Media also competes for distribution on MVPDs and other third-party digital platforms. Newsmax Media's ability to attract viewers and advertisers and obtain favorable distribution depends in part on its ability to provide popular programming and adapt to new technologies and distribution platforms, which are increasing the number of content choices available to audiences. The consolidation of advertising agencies, distributors and television service providers also has increased their negotiating leverage and made competition for audiences, advertising revenue, and distribution more intense. Competition for audiences and/or advertising comes from a variety of sources, including broadcast television networks; cable television systems and networks; Internet-delivered platforms such as live streaming, SVOD and AVOD services and mobile, gaming and social media platforms; audio programming; and print and other media. Other television stations or cable networks may change their formats or programming, a new station or new network may adopt a format to compete directly with Newsmax Media's stations or networks, or stations or networks might engage in aggressive promotional campaigns. Increased competition in the acquisition of programming may also affect the scope of rights we are able to acquire and the cost of such rights, and the future value of the rights we acquire or retain cannot be predicted with certainty. Entering into or renewing contracts for programming rights or acquiring additional rights may result in increased costs to Newsmax Media. There can be no assurance that revenue from acquired rights contracts will exceed Newsmax Media's costs for the rights, as well as the other costs of producing and distributing the programming. Furthermore, there can be no assurance that Newsmax Media will be able to compete successfully in the future against existing or potential competitors or that competition or consolidation in the marketplace will not have a material adverse effect on its business, financial condition or results of operations.

In addition, with respect to our digital offerings, competition for traffic and engagement with our content, products and services is intense. Newsmax Media competes against many companies to attract and engage traffic, including companies that have greater financial resources and larger user bases, and companies that offer a variety of Internet and mobile device-based content, products and services. As a result, Newsmax Media's competitors may acquire and engage traffic at the expense of the growth or engagement of our traffic, which would negatively affect Newsmax Media's business. Newsmax Media believes that its ability to compete effectively for traffic depends upon many factors both within and beyond its control, including, but not limited to:

- the popularity, usefulness and reliability of Newsmax Media's content compared to that of its competitors;
- the timing and market acceptance of Newsmax Media's content;
- the continued expansion and adoption of Newsmax Media's content;
- Newsmax Media's ability, and the ability of its competitors, to develop new content and enhancements to existing content and to attract, develop and retain talent;
- the frequency, relative prominence and appeal of the advertising displayed by Newsmax Media or its competitors;

- public perceptions about the predominance of certain political viewpoints on our platform, regardless of whether those perceptions are accurate;
- changes mandated by, or that we elect to make to address, legislation, regulatory constraints or litigation, including settlements and consent decrees, some of which may have a disproportionate impact on us;
- the costs of developing and procuring new content, relative to those of its competitors;
- acquisitions or consolidation within our industry, which may result in more formidable competitors; and
- Newsmax Media's reputation and brand strength relative to its competitors.

Newsmax Media also faces significant competition for advertiser spending. Newsmax Media competes against online and mobile businesses and traditional media outlets, such as television, radio and print, for advertising budgets. In determining whether to buy advertising, our advertisers will consider the demand for our content, demographics of our traffic, advertising rates, results observed by advertisers, and alternative advertising options. The increasing number of digital media options available, through social networking tools and news aggregation websites, has expanded consumer choice significantly, resulting in traffic fragmentation and increased competition for advertising. In addition, some of our larger competitors have substantially broader content, product or service offerings than us and leverage their relationships based on other products or services to gain additional share of advertising budgets. Newsmax Media will need to continue to innovate and improve the monetization capabilities of its websites and mobile products in order to remain competitive. Newsmax Media believes that its ability to compete effectively for advertiser spend depends upon many factors both within and beyond its control, including, but not limited to:

- the size and composition of its user base relative to those of its competitors;
- Newsmax Media's ad targeting capabilities, and those of its competitors;
- Newsmax Media's ability, and the ability of its competitors, to adapt its model to the increasing power and significance of influencers to the advertising community;
- the timing and market acceptance of its advertising content and advertising products, and those of its competitors;
- Newsmax Media's marketing and selling efforts, and those of its competitors;
- public perceptions about the predominance of certain political viewpoints on our platform, regardless of whether those perceptions are accurate;
- the pricing for its advertising products and services relative to those of its competitors;
- the return our advertisers receive from our advertising products and services, and those of our competitors; and
- Newsmax Media's reputation and the strength of its brand relative to its competitors.

The levels of our traffic and engagement with our brands and content are critical to Newsmax Media' success.

If Newsmax Media fails to increase its traffic, or if traffic engagement or ad engagement declines, its revenue, business and operating results may be harmed. Newsmax Media's financial performance has

been and will continue to be significantly determined by its success in increasing traffic and the overall level of engagement with its content as well as increasing the number and quality of ad engagements. Newsmax Media anticipates that its traffic growth rate will slow over time as the level of our traffic increases. To the extent our traffic growth rate slows, our success will become increasingly dependent on our ability to increase levels of ad engagement on Newsmax Media. If people do not perceive our content to be useful, reliable and entertaining, Newsmax Media may not be able to attract traffic or increase the frequency of engagement on its websites and applications and the ads that it displays. There is no guarantee that Newsmax Media will not experience a similar erosion of its engagement levels as its traffic growth rate slows.

The inability to renew programming rights on sufficiently favorable terms, or at all, could cause Newsmax Media's advertising and affiliate fee revenues to decline significantly in any given period or in specific markets.

Newsmax Media enters into long-term contracts for both the acquisition and the distribution of media programming and products, including contracts for the acquisition of programming rights and for the distribution of its programming to content distributors. Programming rights agreements, retransmission consent agreements, carriage contracts and affiliation agreements have varying durations and renewal terms that are subject to negotiation with other parties, the outcome of which is unpredictable. In addition, competition for popular programming rights that are licensed from third parties is intense, and the licenses have varying duration and renewal terms. As these contracts expire, Newsmax Media may seek renewals on favorable terms; however, third parties may outbid Newsmax Media for the rights contracts. The loss of rights or renewal on less favorable terms could impact the quality or quantity of Newsmax Media's programs and could adversely affect Newsmax Media's advertising and affiliate fee revenues. Upon renewal, Newsmax Media's results could be adversely affected if escalations in programming rights costs are unmatched by increases in advertising and affiliate fee revenues. In addition, if Newsmax Media does not obtain exclusive rights to the programming it distributes, it could negatively impact Newsmax Media's advertising and affiliate fee revenues.

Acceptance of Newsmax Media's content by the public is difficult to predict, which could lead to fluctuations in revenues.

Revenues derived from the distribution of television content depends primarily upon its acceptance by the public, which is difficult to predict. Low public acceptance of Newsmax Media's content will adversely affect Newsmax Media's results of operations. The commercial success of our programming also depends upon the quality and acceptance of other competing programming, the growing number of alternative forms of entertainment and leisure activities, general economic conditions and their effects on consumer spending and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. Moreover, Newsmax Media must often invest substantial amounts in programming before they learn the extent to which the content will earn consumer acceptance. Competition for popular content is intense, and Newsmax Media may need to increase the price it pays for popular content rights. Newsmax Media's failure to obtain or retain rights to popular content, or a decline in the ratings or popularity of Newsmax Media's news television programming, which could be a result of the loss of talent or rights to certain programming, could adversely affect advertising revenues in the near term and, over a longer period of time, adversely affect affiliate fee revenues.

Damage to our brand or reputation could have a material adverse effect on our business, financial condition and results of operations.

The Company's brands, particularly the Newsmax Media brand, are among its most valuable assets. Newsmax Media believes that its brand image, awareness and reputation strengthen its relationship with consumers and contribute significantly to the success of its business. Maintaining, further enhancing and

extending our brands may require us to make significant investments in marketing, programming or new products, services or events; however, these investments may not be successful. Newsmax Media may introduce new programming that is not popular with its consumers and advertisers, which may negatively affect its brands. To the extent its content, in particular its live news programming, is not compelling to consumers, our ability to maintain a positive reputation may be adversely impacted. Governmental scrutiny and fines and significant negative claims or publicity regarding Newsmax Media or its operations, content, products, management, employees, practices, advertisers, business partners and culture, including individuals associated with content we create or license, may damage Newsmax Media's reputation and brands, even if such claims are untrue. Furthermore, to the extent our marketing, customer service and public relations efforts are not effective or result in negative consumer reaction, our ability to maintain a positive reputation may likewise be adversely impacted. If Newsmax Media is not successful in maintaining or enhancing the image or awareness of its brands, or if its reputation is harmed for any reason, it could have a material adverse effect on its business, financial condition and results of operations.

The Company's strategic investments in new businesses, products, services and technologies present many risks, and the Company may not realize the financial and strategic goals it had contemplated, which could adversely affect its business, financial condition and results of operations.

The Company has invested in, and expects to continue investing in, new businesses, products, services and technologies that complement, enhance or expand its current businesses or otherwise offer it growth opportunities. Such strategic investments may involve significant risks and uncertainties, including insufficient revenues from an investment to offset any new liabilities assumed and expenses associated with the investment; a failure of the investment to perform as expected, meet financial projections or achieve strategic goals; unidentified issues not discovered in its due diligence that could cause the Company not to realize anticipated benefits or to incur unanticipated liabilities; the diversion of management attention from current operations; and compliance with new regulatory regimes. Because investments are inherently risky and their anticipated benefits or value may not materialize, the Company's investments may adversely affect its business, financial condition and results of operations.

We face risks, such as unforeseen costs and potential liability in connection with content we acquire, produce, license and/or distribute through our service.

As a distributor of content, Newsmax Media may face potential liability for negligence, copyright and trademark infringement, or other claims based on the nature and content of materials that its acquires, produces, licenses and/or distributes. Newsmax Media may also face potential liability for content used in promoting its service, including marketing materials. Newsmax Media devotes significant resources toward the development, production, marketing and distribution of original programming. Newsmax Media believes that original and exclusive programming can help differentiate its service from other offerings, enhance its brand and otherwise attract and retain members. To the extent Newsmax Media's programming does not meet its expectations, in particular, in terms of costs, viewing and popularity, Newsmax Media's business, including the brand and results of operations may be adversely impacted. Further, negotiations or renewals related to the entertainment industry collective bargaining agreements have, and in the future, could negatively impact timing and costs associated with our productions. Newsmax Media contracts with third parties related to the development, production, marketing and distribution of our original programming. Newsmax Media may face potential liability or may suffer significant losses in connection with these arrangements, including, but not limited to, if such third parties violate applicable law, become insolvent or engage in fraudulent behavior. To the extent Newsmax Media creates and sells physical or digital merchandise relating to its programming, and/or license such rights to third parties, Newsmax Media could become subject to product liability, intellectual property or other claims related to such merchandise. Newsmax Media may decide to remove content from its service, not to place licensed or produced content on its service or discontinue or alter production of original content if Newsmax Media believes such content

might not be well received by its viewers, is prohibited by law, or could be damaging to its brand or business.

To the extent Newsmax Media does not accurately anticipate costs or mitigate risks, including for content that it obtains but ultimately does not appear on or is removed from its service, or if Newsmax Media becomes liable for content it acquires, produces, licenses and/or distributes, its business may suffer. Litigation to defend these claims could be costly and the expenses and damages arising from any liability or unforeseen production risks could harm the results of the Company's operations. The Company may not be indemnified against claims or costs of these types and the Company may not have insurance coverage for these types of claims.

Newsmax Media's future growth depends in part on the acceptance and growth of OTT advertising and OTT advertising platforms.

Many advertisers continue to devote a substantial portion of their advertising budgets to traditional advertising, such as linear TV, radio, and print, and to advertising through digital and social media platforms. While Newsmax TV generates revenues from linear TV and distribution fees paid by MVPDs, a core segment of Newsmax Media's business is OTT advertising. As such, the future growth of Newsmax Media's business depends in part on the growth of OTT advertising and on advertisers increasing their spend on advertising on its network. Although traditional TV advertisers have showed growing interest in OTT advertising, Newsmax Media cannot be certain that their interest will continue to increase or that they will not revert to traditional TV advertising, especially if the Company's customers no longer stream TV or significantly reduce the amount of TV they stream. If advertisers or their agency relationships do not perceive meaningful benefits of OTT advertising, the market may develop more slowly than Newsmax Media expects, which could adversely impact its operating results and materially impact a core segment of its business.

If the rate of decline in the number of subscribers to traditional MVPD services increases or these subscribers shift to other services or bundles that do not include Newsmax TV, there may be a material negative effect on Newsmax Media's affiliation revenues once established.

During the last few years, the number of subscribers to traditional MVPD services in the U.S. has been declining, and the rate of decline has increased in recent periods. If traditional MVPD service offerings are not attractive to consumers due to pricing, increased competition from OTT services, increased dissatisfaction with the quality of traditional MVPD services, poor economic conditions or other factors, more consumers may (i) cancel their traditional MVPD service subscriptions or choose not to subscribe to traditional MVPD services, (ii) elect to instead subscribe to OTT services, which in some cases may be offered at a lower price-point and may not include our programming networks or (iii) elect to subscribe to smaller bundles of programming which may not include our programming networks. If the rate of decline in the number of traditional MVPD service subscribers increases or if subscribers shift to OTT services or smaller bundles of programming that do not include Newsmax Media's programming networks, such a shift may have a material negative effect on Newsmax Media's revenues.

The Company's success depends on its ability to improve and scale its technical and data infrastructure and respond and adapt to changes in technology and consumer behavior.

The Company's ability to attract and retain its users is dependent upon the reliable performance and increasing capabilities of its products and its underlying technical and data infrastructure. As the Company invests in its array of products and its digital business grows in size, scope and complexity, the Company must continue to invest in maintaining, integrating, improving and scaling its technical infrastructure. The Company's failure to do so effectively, or any significant disruption in its service, could damage the Company's reputation, result in a potential loss or ineffective monetization of users, and adversely affect its financial results.

Newsmax Media relies on a number of partners to make its service available on their devices.

Newsmax Media currently offers viewers the ability to receive streaming content through a host of internet-connected devices, including TVs, digital video players, TV set-top boxes and mobile devices. Newsmax Media has agreements with various cable, satellite, and telecommunications operators to make its service available through the TV set-top boxes of these service providers, some of which may compete directly with Newsmax Media or have investments in competing streaming content providers. In many instances, Newsmax Media's agreements also include provisions by which the partner bills consumers directly for the Newsmax service or otherwise offers services or products in connection with offering its service. If partners or other providers do a better job of connecting consumers with content they want to watch, for example through multi-service discovery interfaces, Newsmax Media's service may be adversely impacted. Newsmax Media intends to continue to broaden its relationships with existing partners and to increase its capability to stream its channels to other platforms and partners over time. If Newsmax Media is not successful in maintaining existing and creating new relationships, or if the Company encounters technological, content licensing, regulatory, business or other impediments to delivering its streaming content to its members via these devices, Newsmax Media's ability to retain viewers and grow its business could be adversely impacted.

Newsmax Media's business could be adversely affected if, upon expiration of agreements between Newsmax Media and its partners, a number of its partners do not continue to provide access to its service or are unwilling to do so on terms acceptable to Newsmax Media, which terms may include the degree of accessibility and prominence of our service. Furthermore, devices are manufactured and sold by entities and while these entities should be responsible for the devices' performance, the connection between these devices and our service may nonetheless result in consumer dissatisfaction toward us and such dissatisfaction could result in claims against Newsmax Media or otherwise adversely impact Newsmax Media's business. In addition, technology changes to Newsmax Media's streaming functionality may require that partners update their devices, or may lead Newsmax Media to stop supporting the delivery of Newsmax Media's service on certain legacy devices. If partners do not update or otherwise modify their devices, or if we discontinue support for certain devices, Newsmax Media's service and viewers' use and enjoyment could be negatively impacted.

Newsmax Media's traffic growth, engagement, and monetization depend in part upon effective operation within and compatibility with operating systems, networks, devices, web browsers and standards, including mobile operating systems, networks, and standards that it does not control.

Newsmax Media makes its content available across a variety of operating systems and through websites. Newsmax Media is dependent on the compatibility of its content with popular devices, streaming tools, desktop and mobile operating systems, connected TV systems, and web browsers that it does not control, such as Mac OS, Windows, Android, iOS, Chrome and Firefox. Any changes in such systems, devices or web browsers that degrade the functionality of its content or give preferential treatment to competitive content could adversely affect usage of its content.

A significant portion of Newsmax Media's traffic accesses Newsmax Media's content and services through mobile devices and, as a result, Newsmax Media's ability to grow traffic, engagement and advertising revenue is increasingly dependent on its ability to generate revenue from content viewed and engaged with on mobile devices. A key element of its strategy is focusing on mobile devices and connected TV app, and Newsmax Media expects to continue to devote significant resources to the creation and support of developing new and innovative mobile and connected TV products, services and app. Newsmax Media is dependent on the interoperability of its content and its app with popular mobile operating systems, streaming tools, networks and standards that Newsmax Media does not control, such as the Android and iOS operating systems. Newsmax Media may not be successful in maintaining or developing relationships

with key participants in the mobile and connected TV industries or in developing content that operates effectively with these technologies, systems, tools, networks, or standards. Any changes in such systems, or changes in its relationships with mobile operating system partners, handset and connected TV manufacturers, or mobile carriers, or in their terms of service or policies that reduce or eliminate our ability to distribute our content, impair access to our content by blocking access through mobile devices, make it difficult to readily discover, install, update or access Newsmax Media's content and app on mobile devices and connected TVs, give preferential treatment to competitive, or their own, content or app, limit our ability to measure the effectiveness of branded content, or charge fees related to the distribution of our content or app could adversely affect the consumption and monetization of our content on mobile devices. Additionally, if the number of platforms for which Newsmax Media develops its product expands, it will result in an increase in its operating expenses. In the event that it is more difficult to access its content or use its app and services, particularly on mobile devices and connected TVs, or if its traffic chooses not to access its content or use its app on their mobile devices and connected TVs or chooses to use mobile products or connected TVs that do not offer access to our content or its app, or if the preferences of its traffic require Newsmax Media to increase the number of platforms on which its products are made available to its traffic, Newsmax Media's traffic growth, engagement, ad targeting and monetization could be harmed and its business and operating results could be adversely affected.

New technologies have been developed that are able to block certain online advertisements or impair Newsmax Media's ability to serve advertising, which could harm its operating results.

New technologies have been developed that could block or obscure the display of or targeting of Newsmax Media's content. Additionally, some providers of consumer mobile devices and web browsers have implemented, or announced plans to implement, means to make it easier for Internet users to prevent the placement of cookies or to block other tracking technologies, which could, if widely adopted, result in the use of third-party cookies and other methods of online tracking becoming significantly less effective. An increase in the use of such new technologies could result in our inability to generate additional income from advertisements, which could harm our financial and operating results.

A financial crisis or deterioration in general economic, business or industry conditions could materially adversely affect our results of operations and financial condition.

Concerns over global economic conditions, instability in the banking sector, stock market volatility, energy costs, geopolitical issues, inflation and U.S. Federal Reserve interest rate increases in response, the availability and cost of credit, and slowing of economic growth in the United States and fears of a recession have contributed and may continue to contribute to economic uncertainty and diminished expectations for the global economy. Factors that affect economic conditions include the rate of unemployment, the level of consumer confidence, changes in consumer spending habits, political and sociopolitical uncertainties and potential changes in trade relationships between the U.S. and other countries. The Company also faces risks associated with the impact of weak economic conditions on advertisers, affiliates, suppliers, wholesale distributors, retailers, insurers and others with which it does business. There was uncertainty during 2023 with potential economic downturns or recessions in parts of the United States and globally, which continues into 2024 with global conflicts such as the Russia-Ukraine and Israel-Hamas wars. Due to uncertainty in inflation, we may continue to see global, industry-wide supply chain disruptions and widespread shortages of labor, materials and services. We will also continue to monitor the impacts of inflation and commodity price volatility and the effects on our business, including to our customers and our partners.

The loss of key personnel, including talent, could disrupt the management or operations of the Company's business and adversely affect its revenues.

The Company's business depends upon the continued efforts, abilities and expertise of its Chief Executive Officer, Christopher Ruddy, and other key employees and news personalities. The Company

believes that the unique combination of skills and experience possessed by its executive officers would be difficult to replace and that the loss of its executive officers could have a material adverse effect on the Company, including the impairment of the Company's ability to execute successfully its business strategy. Additionally, the Company employs or independently contracts with several news personalities with significant, loyal audiences. News personalities are sometimes significantly responsible for the ranking of programming on a television station or cable network and, therefore, a significant influence on the ability of the station or network to sell advertising. The Company's broadcast television delivers programming with highly regarded on-air talent who are important to attracting and retaining audiences for the distributed news content. There can be no assurance that these news personalities will remain with us or retain their current appeal, or that the costs associated with retaining this and new talent will be favorable or acceptable to us. If the Company fails to retain or attract these personalities and talent or they lose their current audiences or advertising partners, the Company's business, financial condition and results of operations could be adversely affected.

The Company could suffer losses due to asset impairment charges for up-front costs related to programming.

The Company performs an annual impairment assessment of its recorded up-front costs. The Company also continually evaluates whether current factors or indicators, such as the prevailing conditions in the capital markets, require the performance of an interim impairment assessment of those assets, as well as other investments and other long-lived assets. Any significant shortfall, now or in the future, in advertising revenue and/or the expected popularity of our programming could lead to a downward revision in the fair value of certain reporting units. A downward revision in the fair value of a reporting unit, programming rights, investments or long-lived assets could result in a non-cash impairment charge. Any such charge could be material to the Company's reported net earnings.

Adverse publicity or negative public perception regarding particular ingredients or products or the nutraceuticals industry in general could adversely affect the financial performance of those portions of the Subsidiaries' nutraceuticals business, Medix Health.

Purchasing decisions made by consumers of our nutraceuticals may be affected by adverse publicity or negative public perception regarding particular ingredients or products or the nutraceuticals industry in general. This negative public perception may include publicity regarding the risks, efficacy, legality or quality of particular ingredients or products in general or of other companies or our products or ingredients specifically. Negative public perception may also arise from regulatory investigations, regardless of whether those investigations involve Medix Health. Medix Health is highly dependent upon consumers' perception of the safety and quality of products that contain Medix Health's ingredients as well as similar products distributed by other companies. Thus, the mere publication of reports asserting that such products may be harmful could have a material adverse effect on us, regardless of whether these reports are scientifically supported. Publicity related to dietary supplements may also result in increased regulatory scrutiny of our industry. Adverse publicity may have a material adverse effect on our business, financial condition, results of operations and cash flows.

The nutraceuticals industry is highly competitive, and Medix Health's failure to compete effectively could adversely affect its market share, financial condition, and future growth.

The industry of nutraceutical and wellness-related supplements and products we produce is highly competitive with respect to price, brand and product recognition and new product introductions. Several of Medix Health's competitors are larger, more established and possess greater financial, personnel, distribution and other resources. Medix Health faces competition from large nationally known manufacturers, private label brands and many smaller manufacturers of dietary and nutrition supplements;

and in the mass-market distribution channel from manufacturers, major private label manufacturers and others. Private label brands at mass-market chains represent substantial sources of income for these merchants and the mass-market merchants often support their own labels at the expense of other brands. As such, the growth of Medix Health's current and planned products within the nutraceutical industry are highly competitive and uncertain. If Medix Health cannot compete effectively, Medix Health may not be profitable.

Any interruption to Medix Health's distribution channels for its planned products or in its warehousing facilities could adversely affect its sales and results of operations.

Any interruption to Medix Health's distribution channels for Medix Health's products for any reason, such as disruption of distribution channels as a result of weather, terrorism or acts of war, fire, earthquake, or other national disaster, a work stoppage or other labor-related disruption, could adversely affect Medix Health's sales and results of operations. Additionally, if there is any unexpected interruption to our warehousing facilities, for any reason, such as loss of certifications or licenses, as a result of weather, terrorism or acts of war, fire, earthquake, or other national disaster, a work stoppage or other labor-related disruption, electrical outages, or other events, it could result in significant reductions to our sales and margins and could have a material adverse effect on our business, financial condition or results of operations.

The purchase of many of Medix Health's nutraceutical products are discretionary and may be negatively impacted by adverse trends in the general economy and make it more difficult for Medix Health to generate revenues.

Medix Health's business is affected by general economic conditions since Medix Health's current and planned products are discretionary and Medix Health depends, to a significant extent, upon a number of factors relating to discretionary consumer spending. These factors include economic conditions and perceptions of such conditions by consumers, employment rates, the level of consumers' disposable income, business conditions, interest rates, consumer debt levels and availability of credit. Consumer spending on Medix Health's current and planned products may be adversely affected by changes in general economic conditions. Medix Health's operating results are impacted by the health of the North American economies. Medix Health's business and financial performance may be adversely affected by current and future economic conditions, such as a reduction in the availability of credit, financial market volatility or recession. Additionally, we may experience difficulties in scaling our operations to react to economic pressures in the United States.

The Subsidiaries' nutraceuticals business, Medix Health, is subject to inherent risks relating to product liability and personal injury claims, its quality control processes may fail to detect issues in the ingredients used in its products and the Company's product liability insurance may be insufficient to cover possible claims against us which would adversely affect Medix Health's operating results.

Medix Health sells nutraceuticals for human consumption or contact. These products involve risks such as contamination or spoilage, tampering, defects, and other adulteration. If the consumption or use of Medix Health's products causes product damage, injury, illness, or death, we may be subject to liability, including class action lawsuits and other civil and governmental litigation. We are also subject to product liability claims involving products containing diacetyl and related chemicals. While Medix Health is covered by product liability insurance, the costs relating to any product liability claims could be substantial, and its insurance may not be sufficient to cover all losses related to any product liability claims. From time to time, we or Medix Health's customers may withdraw or recall products in the event of contamination, product defects, or perceived quality problems. If Medix Health's customers withdraw or recall products

related to ingredients that we provide to them, as has occurred in the past, they may make claims against us.

Newsmax Inc.'s principal asset is its ownership interest in Newsmax Media and the revenue generated by such asset may not be sufficient to pay our expenses or dividends or make distributions or loans to enable us to pay dividends on the Shares or any of our other capital stock.

Newsmax Inc. has no direct operations and no significant assets other than its ownership of Newsmax Media. We depend on Newsmax Media for payments to generate the funds necessary to meet our financial obligations. If we are successful in completing a public offering and become a public reporting company, we will depend on Newsmax Media to pay our expenses as a publicly traded company and to pay any dividends with respect to the Shares or our other capital stock. The financial condition and operating requirements of Newsmax Media may limit our ability to obtain cash from Newsmax Media. The earnings from, or other available assets of, Newsmax Media might not be sufficient to pay dividends or make distributions or loans to enable us to pay any dividends on the Shares or satisfy our other financial obligations.

Risks Related to Cybersecurity, Piracy, Privacy and Data Protection

The degradation, failure or misuse of the Subsidiaries' network and information systems and other technology could cause a disruption of services or improper disclosure of personal data or other confidential information, resulting in increased costs, liabilities or loss of revenue.

Cloud services, content delivery and other networks, information systems and other technologies that the Subsidiaries or their vendors or other partners use, including technology systems used in connection with the production and distribution of our content (the "**Systems**"), are critical to the Subsidiaries' business activities, and shutdowns or disruptions of, and cybersecurity attacks on, the Systems pose increasing risks. Disruptions to the Systems, such as computer hacking and phishing, theft, computer viruses, ransomware, worms or other destructive software, process breakdowns, denial of service attacks or other malicious activities, as well as power outages, natural or other disasters (including extreme weather), terrorist activities or human error, may affect the Systems and could result in disruption of our services, misappropriation, misuse, alteration, theft, loss, leakage, falsification, and accidental or premature release or improper disclosure of confidential or other information, including intellectual property and personal data (of third parties, employees and users of our streaming services and other digital properties) contained on the Systems. While the Subsidiaries continue to develop, implement and maintain security measures seeking to prevent unauthorized access to or misuse of the Systems, such efforts are costly, require ongoing monitoring and updating and may not be successful in preventing these events from occurring given that the techniques used to access, disable or degrade service or sabotage systems change frequently and become more sophisticated and targeted. In addition, the Subsidiaries' recovery and business continuity plans may not be adequate to address any cybersecurity incidents that occur. The Subsidiaries' high profile programming and their extensive news coverage of elections, sociopolitical events and public controversies subject the Subsidiaries to heightened cybersecurity risks. Although no cybersecurity incident has been material to the Subsidiaries' businesses as of the date of this Memorandum, we expect to continue to be subject to cybersecurity threats and there can be no assurance that we will not experience a material incident. Any cybersecurity incidents which result in the unauthorized access to or acquisition, use, or disclosure of personal information could result in a disruption of our operations, customer or advertiser dissatisfaction, damage to our reputation or brands, regulatory investigations, claims, lawsuits or loss of customers or revenue, and we may also be subject to liability under relevant contractual obligations and laws and regulations protecting personal data and may be required to expend significant resources to defend, remedy and/or address any incidents. The Subsidiaries may not have adequate insurance coverage to compensate them for any losses that may occur, and in any event, insurance coverage would not address the reputational damage that could result from a security incident.

Technological developments may increase the threat of content piracy and signal theft and limit the Subsidiaries' ability to protect their intellectual property rights.

Content piracy and signal theft present a threat to the Subsidiaries' revenues from products and services, including television shows, cable and other programming. The Subsidiaries seek to limit the threat of content piracy as well as cable and direct broadcast satellite programming signal theft; however, policing unauthorized use of the Subsidiaries' products and services and related intellectual property is often difficult, and the steps taken by the Subsidiaries may not in every case prevent infringement. Developments in technology, including digital copying, file compression technology, growing penetration of high-bandwidth Internet connections, increased availability and speed of mobile data networks, and new devices and applications that enable unauthorized access to content, increase the threat of content piracy by making it easier to access, duplicate, widely distribute and store high-quality pirated material. In addition, developments in software or devices that circumvent encryption technology and the falling prices of devices incorporating such technologies increase the threat of unauthorized use and distribution of direct broadcast satellite programming signals and the proliferation of user-generated content sites and live and stored video streaming sites, which deliver unauthorized copies of copyrighted content, including those emanating from other countries in various languages, may adversely impact the Subsidiaries' businesses. The proliferation of unauthorized distribution and use of the Subsidiaries' content could have an adverse effect on the Subsidiaries' businesses and profitability because it reduces the revenue that the Subsidiaries could potentially receive from the legitimate sale and distribution of their products and services.

The Subsidiaries take a variety of actions to combat piracy and signal theft, both individually and, in some instances, together with industry associations, but the protection of the Company's intellectual property rights depends on the scope and duration of the Subsidiaries' rights as defined by applicable laws in the U.S. and abroad and how those laws are construed. If those laws are interpreted in ways that limit the extent or duration of the Subsidiaries' rights or if existing laws are changed, the Subsidiaries' ability to generate revenue from intellectual property may decrease or the cost of obtaining and enforcing our rights may increase. A change in the laws of one jurisdiction may also have an impact on the Subsidiaries' overall ability to protect their intellectual property rights across other jurisdictions. The Subsidiaries' efforts to enforce their rights and protect their products, services and intellectual property may not be successful in preventing content piracy or signal theft. Further, while piracy and the proliferation of piracy-enabling technology tools continue to escalate, if any laws intended to combat piracy and protect intellectual property are repealed, weakened or not adequately enforced, or if the applicable legal systems fail to evolve and adapt to new technologies that facilitate piracy, we may be unable to effectively protect our rights and the value of our intellectual property may be negatively impacted, and our costs of enforcing our rights could increase.

The Company is subject to complex laws, regulations, rules, industry standards, and contractual obligations related to privacy and personal data protection, which are evolving, inconsistent and potentially costly.

The Company is subject to U.S. federal and state laws, as well as laws from other countries, relating to the collection, use, disclosure, and security of personal information. For example, the CCPA, as amended by the CPRA, imposes broad obligations on businesses' collection, use, handling, and disclosure of personal information of California residents and imposes fines for noncompliance. The potential effects of this legislation are far-reaching and may require us to modify our data processing practices and policies and incur substantial costs and expenses in compliance and potential ligation efforts. In addition to California, other states have passed or introduced similar privacy legislation, including Virginia, Colorado, Connecticut, Florida, Iowa, Indiana, Kentucky, Tennessee, Montana, New Hampshire, New Jersey, Oregon, Delaware, Utah, and Texas. We cannot yet determine the impact that these future laws and regulations may have on our business. In addition, the FTC and state attorneys general and other regulators have made privacy and data security an enforcement focus.

The E.U. and other countries also have privacy and data security legislation, with significant penalties for violations, that apply to certain of the Company's operations. The EU's General Data Protection Regulation (the "**GDPR**") prohibits the transfer of personal data to countries outside of the European Economic Area (the "**EEA**") such as the United States, which are not considered by the European Commission to provide an adequate level of data protection. Switzerland has adopted similar restrictions. Although there are legal mechanisms to allow for the transfer of personal data from the EEA and Switzerland to other countries, including the United States, they are subject to legal challenges and uncertainty about compliance with EU data protection and security laws remains. Such mechanisms may not be available or applicable with respect to the personal data processing activities necessary to research, develop, and market our products and services. For example, ongoing legal challenges in Europe to the mechanisms allowing companies to transfer personal data across national borders could result in further limitations on the ability to engage in cross-border data transfers, particularly if governments are unable or unwilling to reach new or maintain existing agreements that support such transfers. The GDPR allows EU member states to make additional laws and regulations further limiting the processing of genetic, biometric, health data, or other personal data. Failure to comply with these laws, where applicable, can result in the imposition of significant regulatory fines and penalties of up to the greater of €20 million or 4% of annual global turnover (revenue).

Further, following the withdrawal of the UK from the EU and the expiry of the transition period, from January 1, 2021, we must comply with the GDPR as implemented in the UK, which together with the amended United Kingdom Data Protection Act 2018 (together, the "**UK GDPR**"), retains in large part the GDPR in UK national law. The UK GDPR mirrors the fines under the GDPR, e.g., the Company could be fined up to the greater of 20 million euros/17.5 million pounds or 4% of global turnover under each regime. The relationship between the UK and the EU in relation to certain aspects of data protection law remains unclear, and it is unclear how UK data protection laws and regulations will develop in the medium- to longer-term following the UK government's recent consultation on proposals for wide-ranging reform to the UK GDPR, and how data transfers to and from the UK will be regulated in the long term after expiry of the EU-UK adequacy decision in June 2025. These changes may lead to additional compliance costs and could increase the Company's overall risk exposure.

Security breaches and other network and information systems disruptions could affect our ability to conduct our business effectively and damage our reputation.

The Company's systems store and process confidential subscriber, employee and other sensitive personal and Company data, and therefore maintaining the Company's network security is of critical importance. In addition, the Company relies on the technology and systems provided by third-party vendors (including cloud-based service providers) for a variety of operations.

The Company regularly faces attempts by malicious actors to breach its security and compromise its information technology systems. These attackers may use a blend of technology and social engineering techniques (including denial of service attacks, phishing attempts intended to induce our employees and users to disclose information or unwittingly provide access to systems or data, and other techniques) to disrupt service or exfiltrate data. Information security threats are constantly evolving, increasing the difficulty of detecting and successfully defending against them. The Company and the third parties with which it works with may be more vulnerable to the risk from activities of this nature as a result of operational changes such as significant increases in remote working. As of the date of this Memorandum, no incidents have had, either individually or in the aggregate, a material adverse effect on our business, financial condition or results of operations.

In addition, the Company's systems, and those of the third parties with which it works with and on which it relies, may be vulnerable to interruption or damage that can result from the effects of natural

disasters or climate change (such as increased storm severity and flooding); fires; power, systems or internet outages; acts of terrorism; pandemics (such as COVID-19); or other similar events.

The Company has implemented controls and taken other preventative measures designed to strengthen its systems against such incidents and attacks, including measures designed to reduce the impact of a security breach at the Company's third-party vendors. Efforts to prevent hackers from disrupting our service or otherwise accessing our systems are expensive to develop, implement and maintain. These efforts require ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated, and may limit the functionality of or otherwise negatively impact our products, services and systems. Although the costs of the controls and other measures we have taken to date have not had a material effect on our financial condition, results of operations or liquidity, the costs and effort to respond to a security breach and/or to mitigate any security vulnerabilities that may be identified in the future could be significant.

There can also be no assurance that the actions, measures and controls the Company has implemented will be effective against future attacks or be sufficient to prevent a future security breach or other disruption to its network or information systems, or those of its third-party providers, and our disaster recovery planning cannot account for all eventualities. Such an event could result in a disruption of our services, improper disclosure of personal data or confidential information, or theft or misuse of our intellectual property, all of which could harm its reputation, require us to expend resources to remedy such a security breach or defend against further attacks, divert management's attention and resources or subject us to liability under laws that protect personal data, or otherwise adversely affect our business. While the Company maintains cyber risk insurance, the costs relating to any data breach could be substantial, and its insurance may not be sufficient to cover all losses related to any future breaches of its systems, and in any event, insurance coverage would not address the reputational damage that could result from a security incident.

The Company is subject to payment processing risk.

The Company accepts payments through third parties using a variety of different payment methods, including credit and debit cards and direct debit. The Company relies on third parties' systems as well as its own internal systems to process payments. Acceptance and processing of these payment methods are subject to certain certifications, rules, regulations and industry standards. To the extent that there are disruptions in its or third-party payment processing systems, errors in charges made to subscribers, material changes in the payment ecosystem such as large re-issuances of payment cards by credit card issuers, and/or changes to rules, regulations or industry standards concerning payment processing, we could experience increased costs and/or be subject to fines and/or civil liability, which could harm our reputation and adversely impact the Company's revenue, operating expenses and results of operations.

In addition, the Company has experienced, and from time to time may continue to experience, fraudulent use of payment methods for subscriptions to its digital products. If the Company is unable to adequately control and manage this practice, it could result in inaccurately inflated subscription figures used for internal planning purposes and public reporting, which could adversely affect our ability to manage our business and harm its reputation. If the Company is unable to maintain its fraud and chargeback rate at acceptable levels, its card approval rate may be impacted and card networks could impose fines and additional card authentication requirements, or terminate its ability to process payments which would impact its business and results of operations as well as result in negative consumer perceptions of the Company's brand. The Company has taken measures to detect and reduce fraud but these measures may not be effective and may need to be continually improved as fraudulent schemes become more sophisticated. These measures may add friction to its subscription processes, which could adversely affect our ability to add new subscribers.

The termination of the Company's ability to accept payments on any major payment method would significantly impair its ability to operate its business, including its ability to add and retain subscribers and collect subscription and advertising revenues, and would adversely affect the results of its operations.

Defects, delays or interruptions in the cloud-based hosting services we utilize could adversely affect the Company's reputation and operating results.

The Company currently utilizes third-party subscription-based software services as well as public cloud infrastructure services to provide solutions for many of its computing and bandwidth needs. Any interruptions to these services generally could result in interruptions in service to its subscribers and advertisers and/or the Company's critical business functions, notwithstanding any business continuity or disaster recovery plans or agreements that may currently be in place with some of these providers. This could result in unanticipated downtime and/or harm to our operations, reputation and operating results. A transition of these services to different cloud providers would be difficult to implement and cause us to incur significant time and expense. In addition, if hosting costs increase over time and/or if the Company requires more computing or storage capacity as a result of subscriber growth or otherwise, its costs could increase disproportionately.

Risks Related to Legal and Regulatory Matters

Changes in U.S. communications laws or other regulations, including restrictions on programming and content, may have an adverse effect on the Company's business, financial condition and results of operations.

The Company is subject to a variety of regulations in the jurisdictions in which its businesses operate. In general, the television broadcasting and traditional MVPD industries in the U.S. are highly regulated by federal laws and regulations issued and administered by various federal agencies. Our program services and online properties are subject to a variety of laws and regulations, including those relating to issues such as content regulation, user privacy and data protection, and consumer protection. Further, the United States Congress, the FCC and state legislatures currently have under consideration, and may in the future adopt, new laws, regulations and policies regarding a wide variety of matters, including technological changes and measures relating to network neutrality, privacy and data security, which could, directly or indirectly, affect the operations and ownership of the Company's media properties. Any restrictions on political or other advertising may adversely affect the Company's advertising revenues. In addition, some policymakers maintain that traditional MVPDs should be required to offer a la carte programming to subscribers on a network by network basis or "family friendly" programming tiers. Unbundling packages of program services may increase both competition for carriage on distribution platforms and marketing expenses, which could adversely affect the business, financial condition and results of operations of the Company's cable networks. The threat of regulatory action or increased scrutiny that deters certain advertisers from advertising or reaching their intended audiences could adversely affect advertising revenue. Similarly, new federal or state laws or regulations or changes in interpretations of federal or state law or in regulations imposed by the U.S. government could require changes in the operations or ownership of our business and have a material adverse effect on our business, financial condition or results of operations.

The Company could be subject to significant tax liabilities and our ability to use our net operating loss, or NOL, carryforwards and certain other tax attributes may be limited.

The Company is subject to taxation in U.S. federal, state and local jurisdictions. Changes in tax laws, regulations, practices or the interpretations thereof (including changes in legislation currently being considered) could affect the Company's results of operations. Judgment is required in evaluating and estimating our provision and accruals for taxes. In addition, transactions occur during the ordinary course of business or otherwise for which the ultimate tax determination is uncertain.

Tax returns are routinely audited, tax-related litigation or settlements may occur, and certain jurisdictions may assess income tax liabilities against the Company. The final outcomes of tax audits, investigations, and any related litigation could result in materially different tax recognition from our historical tax provisions and accruals. These outcomes could conflict with private letter rulings, opinions of counsel or other interpretations provided to the Company. If these matters are adversely resolved, the Company may be required to recognize additional charges to its tax provisions and pay significant additional amounts with respect to current or prior periods or our taxes in the future could increase, which could have a material adverse effect on our financial condition or results of operations.

As of December 31, 2023, we had federal net operating loss ("NOL") carryforwards of approximately $112 million, which may be utilized by us subject to certain limitations. If the NOLs are not utilized, the federal NOL carryforwards will expire in various amounts beginning in 2031. In 2006, the Company had a more than 50% ownership change and, therefore, is subject to Section 382 NOL limitation of the Internal Revenue Code of 1986, as amended ("IRC" or "Internal Revenue Code"). IRC Section 382 limits the Company's utilization of its NOL to an annual amount after a more than 50% ownership change. It is anticipated that all NOLs subject to the IRC Section 382 limitations will be available to be utilized in future years.

An "ownership change" could limit our ability to utilize tax loss and credit carryforwards to of set future taxable income.

Our ability to use tax attributes to offset future taxable income may be significantly limited if we experience an "ownership change," as discussed below. Under the IRC, and regulations promulgated by the U.S. Treasury Department, we may carry forward or otherwise utilize the tax attributes in certain circumstances to offset any current and future taxable income and thus reduce our federal income tax liability, subject to certain requirements and restrictions. To the extent that the tax attributes do not otherwise become limited, we believe that we will have available a significant amount of tax attributes in future years, and therefore the tax attributes could be a substantial asset to us. However, if we experience an "ownership change," as defined in Section 382 of the IRC, our ability to use the tax attributes may be substantially limited, and the timing of the usage of the tax attributes could be substantially delayed, which could therefore significantly impair the value of that asset.

Newsmax Media and its subsidiaries may be, and in the past have been, subject to unfavorable litigation that could require it to pay significant amounts, lead to onerous operating procedures or have a material adverse effect on the Company's financial position, results of operations and cash flows.

Newsmax Media is subject, from time to time, to a number of lawsuits, including claims relating to competition, intellectual property rights, alleged libel or defamation, employment and labor matters, personal injury and property damage, free speech, customer privacy, regulatory requirements, and advertising, marketing and selling practices. Greater constraints on the use of arbitration to resolve certain of these disputes could adversely affect our business. The Company also spends substantial resources complying with various regulatory and government standards, including any related investigations and litigation. The Company may incur significant expenses defending any such suit or government charge and may be required to pay amounts or otherwise change our operations in ways that could adversely impact its businesses, results of operations or financial condition.

For example, on August 10, 2021, Dominion, an election technology company, filed a complaint against Newsmax Media in the Superior Court of the State of Delaware for defamation in connection with Newsmax Media's coverage of the 2020 Presidential election, seeking up to $1.6 billion in compensatory damages as well as punitive damages.

While Newsmax Media is vigorously defending the Dominion suit, an unfavorable outcome in the matter would have a further material adverse effect on the Company's financial position, results of operations and cash flows.

In addition, on November 3, 2021, Smartmatic, another election technology company, filed a complaint against Newsmax Media in the Superior Court of the State of Delaware for defamation, seeking compensatory, consequential and punitive damages to be determined at trial. Newsmax Media reached a settlement agreement with Smartmatic on September 26, 2024, pursuant to which all claims will be released by Smartmatic for consideration, including a cash amount payable over time. Management believes the settlement with Smartmatic will, subject to the payment of all consideration in a timely manner, reduce then eliminates future legal expenses the Company would have expected to bear related to this suit, which could have included costly appellate legal actions and other matters.

The Smartmatic settlement agreement is subject to reaching a definitive settlement agreement that is approved by the court. If a final court-approved definitive settlement agreement is reached, the Company has agreed to make substantial payments to settle all of Smartmatic's legal claims. If a definitive settlement is not achieved, the Company intends to vigorously defend against the litigation. While Newsmax Media is vigorously defending such suits, an unfavorable outcome in this matter could have a material adverse effect on the Company's financial position, results of operations and cash flows.

If a court-approved definitive settlement agreement is reached, the Company expects to finance the settlement payments through existing cash on hand, cash generated by the Company from current and future revenue, as well as proceeds from this offering and future equity offerings. While management believes the Company will be able to raise the capital necessary to finance the settlement payments, there is no assurance that future financing will be available in sufficient amounts, on a timely basis or on reasonable terms acceptable to us, if at all.

Additionally, in 2023, the Company entered into a settlement agreement with a commercial counterparty for $41.3M. As of September 3, 2024, and pursuant to the payment schedule associated with this settlement agreement, the Company has a total of $38.2 million remaining to be paid over time.

Failures to comply with or changes in U.S. or foreign laws or regulations may have an adverse effect on the Company's business, financial condition or results of operations.

The Company is subject to a variety of laws and regulations, both in the U.S. and/or in the foreign jurisdictions in which the Company, the Company and/or its partners operate, including laws and regulations relating to intellectual property, content regulation, user privacy, data protection, anticorruption, repatriation of profits, tax regimes, quotas, tariffs or other trade barriers, currency exchange controls, operating license and permit requirements, restrictions on foreign ownership or investment, anticompetitive conduct, export and market access restrictions, and exceptions to and limitations on copyright and censorship, among others.

The television broadcasting and cable programming industries in the U.S. are highly regulated by U.S. federal laws and regulations issued and administered by various federal agencies.

The Company's businesses could be adversely affected by new laws and regulations, changes in existing laws, changes in interpretations of existing laws by courts and regulators and the threat that additional laws or regulations may be forthcoming, as well as our ability to enforce our legal rights. The Company could be required to change or limit certain of business practices, which could impact its ability to generate revenues. The Company could also incur substantial costs to comply with new and existing laws and regulations, or substantial fines and penalties or other liabilities if the Company fails to comply with such laws and regulations.

Risks Related to Intellectual Property

The Company's business may suffer if the Company cannot protect its intellectual property.

The Company's business depends on its intellectual property, including its valuable brand, content, services and internally developed technology. The Company believes the protection and monetization of its proprietary trademarks and other intellectual property are critical to its continued success and its competitive position. Unauthorized parties have unlawfully misappropriated the Company's brand, content, services, technology and other intellectual property or may attempt to do so, and the measures the Company has taken to protect and enforce its proprietary rights may not be sufficient to fully address or prevent all third-party infringement.

The Internet, combined with advancements in technology, has made unauthorized copying and wide dissemination of unlicensed content easier, including by anonymous foreign actors. At the same time, enforcement of our intellectual property rights has become more challenging. As the Company's business and the presence and impact of bad actors become more global in scope, the Company may not be able to protect its proprietary rights in a cost-effective manner in other jurisdictions. In addition, intellectual property protection may not be available in every country in which the Company's products and services are distributed or made available through the Internet.

If the Company is unable to protect and enforce its intellectual property rights, the Company may not succeed in realizing the full value of its assets, and its business, brand and profitability may suffer. In addition, if the Company is required to resort to litigation in the United States or elsewhere to enforce its intellectual property rights, such litigation may be costly and time consuming.

The Company has been, and may be in the future, subject to claims of intellectual property infringement that could adversely affect its business.

The Company periodically receives claims from third parties alleging violations of their intellectual property rights. To the extent the Company gains greater public recognition and scale worldwide, and publishes more content on its own platforms and third-party platforms (like social media), the likelihood of receiving claims of infringement may rise. Defending against intellectual property infringement claims against us can be time-consuming, expensive to litigate or settle and a diversion of management attention. In addition, litigation regarding intellectual property rights is inherently uncertain due to the complex issues involved, and the Company may not be successful in defending itself in such matters.

If successful, third-party intellectual property infringement claims may require the Company to enter into royalty or licensing agreements on unfavorable terms, use more costly alternative technology, alter how it presents its content to its users, alter certain of its operations and/or otherwise incur substantial monetary liability. The occurrence of any of these events as a result of these claims could result in substantially increased costs or otherwise adversely affect our business. For claims against us, insurance may be insufficient or unavailable, and for claims related to actions of third parties, either indemnification or remedies against those parties may be insufficient or unavailable.

The Company's business involves risks of liability claims for content of material, which could adversely affect its business, results of operations and financial condition.

As a distributor of media content, we may face potential liability for defamation, invasion of privacy, negligence, copyright or trademark infringement, and other claims based on the nature and content of the materials distributed. These types of claims have been brought, sometimes successfully, against producers and distributors of media content. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could have a material adverse effect on the Company's business, financial condition, operating results, liquidity and prospects.

Our ability to continue as a going concern requires that we obtain sufficient funding to finance our operations.

If we are unable to obtain sufficient funding, our business, prospects, financial condition and results of operations may be materially and adversely affected, and we may be unable to continue as a going concern. If we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our audited financial statements, and it is likely that investors will lose all or a part of their investment. If we seek additional financing to fund our business activities in the future and there remains substantial doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding to us on commercially reasonable terms or at all.

Risks Related to our Securities and the Offering

Investing in the Shares is a highly speculative investment and could result in the loss of your entire investment.

A purchase of the Shares offered in this Offering is significantly speculative and involves significant risks. The Shares offered in this Offering should not be purchased by any person who cannot afford the loss of his, her or its entire purchase price. The business objectives of Newsmax Inc. are also speculative, and Newsmax Inc. may be unable to satisfy its objectives. As such, each prospective investor in the Shares should read these risk factors and all of the transaction documents carefully and consult with their attorney, business advisor and/or investment advisor before investing in the Shares.

Future sales and issuances of our securities could result in dilution of the percentage ownership of our stockholders.

In order to expand its business, Newsmax Inc. is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. We may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell common stock, convertible securities or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. In addition, debt financing, if available, could include covenants limiting or restricting our ability to take certain actions, such as incurring additional debt, making capital expenditures, or declaring dividends and may require us to grant security interests in our assets.

The Shares issued in this Offering will have restrictions on transferability and there is no public trading market for Newsmax Inc's securities and one may never develop.

The Shares, and the shares of Class B Common Stock issuable upon conversion of the Shares, are restricted securities subject to restrictions on transfer. There is currently no public trading market for the Shares or the Class B Common Stock and there can be no assurance that any such public market will develop in the foreseeable future. Unless the Shares, or the Class B Common Stock issuable upon conversion of the Shares, are subsequently registered or qualified with the SEC and required state securities authorities, or appropriate exemptions from registration are available, you may be unable to liquidate your investment in Newsmax Inc. even if your financial condition makes such liquidation necessary. Accordingly, prospective investors who require liquidity in their investments should not invest in the Shares. An investment in the Shares should only be made by those who can afford the loss of their entire investment.

Newsmax Inc. has not retained independent professionals to review this Offering for subscribers.

Newsmax Inc. has not retained any independent professionals to review or comment on this Offering on behalf of subscribers or otherwise protect the interests of the subscribers hereunder. Although Newsmax Inc. has retained its own counsel, neither its counsel nor any other firm has made any independent examination of any factual matters represented by management herein, and purchasers of the securities offered hereby should not rely on the firms so retained with respect to any matters herein described.

There is no guarantee you will have a positive return on your investment.

There can be no assurance that investors in this Offering will realize a return on investment or that investors will not lose their entire investment. For this reason, each investor should read this Memorandum and all exhibits carefully and should consult with their own attorney and business/tax advisor prior to making any investment decision.

Newsmax Inc. expects to allow dividends to accrue on the Shares. In addition, upon the occurrence of certain events, no portion of dividends shall be paid with respect to a partial year.

The Shares will carry an annual dividend payment of 7.0% of the price per Share. The dividend on the Shares shall accrue daily, beginning from the date of the issuance of the Shares, and will accrue until the conversion of the Shares. Dividends will be payable (entirely or partially) in cash when, as, and if declared by Newsmax Inc.'s board of directors.

Newsmax Inc. does not intend to pay cash dividends on its capital stock in the foreseeable future.

Newsmax Inc. has never declared or paid cash dividends on its capital stock. Except for dividends payable to the holders of the Shares being sold in this Offering and any series of preferred stock we may issue in the future, we intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends on our securities in the foreseeable future.

Newsmax Inc. may issue shares of preferred stock that would have a liquidation preference to its common stock.

Newsmax Inc.'s Articles of Incorporation currently authorize the issuance of additional shares of preferred stock. The board of directors may issue shares of preferred stock without stockholder approval, and such shares may be issued with such rights, preferences, and limitations as may be determined by the board of directors. The rights of the holders of common stock, including holders of our Class B Common Stock that are currently outstanding or will be outstanding as a result of the conversion of the Shares, will be subject to, and may be adversely affected by, the rights of any holders of preferred stock that may be issued in the future. Other than the Shares being issued in this Offering, we presently have no commitments or contracts to issue any shares of preferred stock. Authorized and unissued preferred stock could delay, discourage, hinder or preclude an unsolicited acquisition of Newsmax Inc., could make it less likely that stockholders receive a premium for their shares as a result of any such attempt, and could adversely affect the market prices of, and the voting and other rights, of the holders of outstanding shares of the common stock.

The holders of shares of Newsmax Inc. preferred stock have rights, preferences and privileges that are not held by, and are preferential to, the rights of holders of Newsmax Inc. common stock. For example, Newsmax Inc. may be required, under certain circumstances, to repurchase outstanding shares of

preferred stock, and such obligations could have a material adverse effect on the Company's liquidity and financial condition.

The Series A Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series A-3 Preferred Stock may be converted at any time at the option of the holder into shares of Newsmax Inc. common stock. Any conversion of the Series A Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series A-3 Preferred Stock may significantly dilute our common stockholders. Furthermore, for so long as certain ownership thresholds are met, the holders of Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series A-3 Preferred Stock shall have approval rights with respect to certain actions and transactions of Newsmax Inc. For example, the holders of Series A-1 Preferred Stock have approval rights with respect to certain actions and transactions of Newsmax Inc., including the liquidation of Newsmax Inc. and effecting any amendments to the Certificate of Designation, Articles of Incorporation, and Bylaws of Newsmax Inc. that would materially and adversely affect the rights, preferences and privileges of the Series A-1 Preferred Stock. The holders of Series A-2 Preferred Stock and Series A-3 have approval rights with respect to certain actions and transactions of Newsmax Inc., including the liquidation of Newsmax Inc.; effecting any amendments to the Certificate of Designation, Charter, and Bylaws of Newsmax Inc. that would materially and adversely affect the rights, preferences and privileges of the effected series of preferred stock; incurrence of indebtedness by Newsmax Inc. above a certain threshold; and in connection with the reclassification, alteration or amendment of shares of Series A Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock or common stock, as applicable, in respect of the distribution of assets on the liquidation, dissolution or winding up of Newsmax Inc., the payment of dividends or rights of redemption or voting. Moreover, pursuant to the terms of the Series A-1 Preferred Stock and Series A-3 Preferred Stock, Newsmax Inc. may be required to repurchase shares of Series A-1 Preferred Stock or Series A-3 Preferred Stock. Specifically, if certain ownership thresholds are met, the holders of the Series A-1 Preferred Stock and Series A-3 Preferred Stock shall have the right to deliver to Newsmax Inc. a notice that such holders desire to sell their preferred stock for an amount equal to the price paid by the holders of such preferred stock together with any accrued but unpaid dividends thereon. If Newsmax Inc. does not elect to purchase the Series A-1 Preferred Stock and/or Series A-3 Preferred Stock, as applicable, within the time period prescribed pursuant to the Series A-1 Preferred Stock and Series A-3 Preferred Stock Certificate of Designations, the holders of Series A-1 Preferred Stock and/or Series A-3 Preferred Stock, as applicable, may sell all of their shares to a third party; however, if the holders of such series of preferred stock are unable to sell their shares then, in accordance with the terms of the Series A-1 Preferred Stock and Series A-3 Preferred Stock Certificate of Designations, as applicable, Newsmax Inc. will be required to either redeem the preferred stock or consummate a sale of Newsmax Inc. which may have a material adverse effect on the Company's liquidity and financial condition.

Each purchaser of Shares will be required to execute the Shareholders Agreement.

Our Shareholders Agreement, entered into among certain stockholders of Newsmax Inc. outlines specific rights and obligations that will affect the Shares and may influence Newsmax Inc.'s management and strategic direction. While this agreement is intended to stabilize the governance structure and align the interests of our key stakeholders, it also poses certain risks that potential investors should consider.

The Shareholders Agreement includes confidentiality provisions and provisions that restrict the sale or transfer of shares (unless specifically permitted under the Shareholders Agreement), which could affect the liquidity of our securities. In addition to such confidentiality obligations and transfer restrictions imposed on our securities, potential investors should consider that such restrictions may deter other potential investors and could impact the share price negatively due to perceived limitations on share transferability and liquidity.

The rights and obligations under the Shareholders Agreement may limit our ability to pursue certain corporate opportunities. For example, the rights of first refusal in favor of certain stockholders could prevent Newsmax Inc. from engaging with other potential investors or partners who might offer more favorable terms or bring additional value to Newsmax Inc.

Pursuant to the Shareholders Agreement, the Majority-In-Interest (as defined in the Shareholders Agreement) shall have the right to cause a Sale of the Company (as defined in the Shareholders Agreement), in which case Newsmax Inc. and each stockholder of Newsmax Inc. that is a party to the Shareholders Agreement will cooperate, consent to and agree to sell its shares in such Sale of the Company. In connection with such Sale of the Company, each party to the Shareholders Agreement shall grant a power of attorney to Newsmax Inc. to execute any and all documents related to such approved Sale of the Company.

Furthermore, the Shareholders Agreement grants certain stockholders disproportionate control over significant corporate decisions, including the appointment of board members.

A majority of Newsmax Inc.'s voting stock is owned by a small number of owners, and the Shares issued in this Offering will not dilute the voting control of such owners because the Shares have no voting rights.

Prior to the Offering, Newsmax Inc.'s officers, directors, and stockholders who own 10% or more of, Newsmax Inc.'s securities collectively own directly or indirectly a majority of the voting stock of, Newsmax Inc. In particular, the Chief Executive Officer of, Newsmax Inc., Christopher Ruddy, holds 5,800 shares of Class A Common Stock. Each share of Class A Common Stock gives the holder one vote per share. Accordingly, Mr. Ruddy holds approximately 49.81% of the voting stock of. The Shares offered in this Offering will have no voting rights, except as required under applicable law. Upon conversion of the Shares pursuant to the terms of the Certificate of Designation, holders of the Shares shall receive shares of Newsmax Inc.'s Class B Common Stock. Prior to the consummation of the anticipated IPO, the Class B Common Stock will not have voting rights; however, see "*In connection with Newsmax Inc.'s anticipated IPO, Newsmax Inc. intends to amend its Articles of Incorporation to modify its authorized share capital to authorize a dual class of securities which may have the effect of concentrating the voting power of Newsmax Inc.'s securities.*" As a result, Newsmax Inc.'s officers, directors, and stockholders who own 10% or more of Newsmax Inc.'s securities and collectively own directly or indirectly a majority of the voting stock of Newsmax Inc. prior to this Offering will continue to collectively own directly or indirectly a majority of the voting stock of Newsmax Inc. after this Offering. Subject to fiduciary duties owed to Newsmax Inc.'s other owners or investors under Florida law, in the case of Newsmax Inc.'s officers and directors, these stockholders continue able to exercise significant influence over matters requiring owner approval such as mergers, consolidations and sales of all or substantially all of Newsmax Inc.'s assets, including the election of directors or managers and approval of significant company transactions, and will have significant control over Newsmax Inc.'s management and policies after this Offering. These control persons may have interests that are different from yours. For example, they may support proposals and actions with which you may disagree. The continued concentration of ownership of Newsmax Inc.'s voting securities after this Offering could delay or prevent a change in control of Newsmax Inc. or otherwise discourage a potential acquirer from attempting to obtain control of Newsmax Inc., which in turn could reduce the price potential investors are willing to pay for Newsmax Inc.

In connection with Newsmax Inc.'s anticipated IPO, Newsmax Inc. intends to amend its Articles of Incorporation to reclassify its authorized share capital to authorize a dual class of securities which may have the effect of concentrating the voting power of Newsmax Inc.'s securities.

In connection with Newsmax Inc.'s anticipated IPO, Newsmax Inc. intends to amend its Articles of Incorporation to reclassify its authorized share capital to authorize a dual class of securities. It is anticipated that the shares of Newsmax Inc.'s Class A Common Stock to be issued to the Chief Executive Officer of Newsmax Inc. (or his Affiliates) will have ten votes per share and the shares of Newsmax Inc.'s Class B Common Stock will have one vote per share thereby concentrating the voting power of Newsmax Inc.'s securities with the Chief Executive Officer of Newsmax Inc. (or his Affiliates). As a result of such dual class structure, the holders of the shares of Newsmax Inc.'s Class A Common Stock shares will collectively own directly or indirectly a majority of the voting stock of Newsmax Inc. after the anticipated IPO. Such stockholders may exercise significant influence over matters requiring stockholder approval, including the election of directors and approval of significant company transactions such as mergers, consolidations and sales of all or substantially all of Newsmax Inc.'s assets, and will have significant control over our management and policies after the anticipated IPO. These control persons may have interests that are different from yours. For example, they may support proposals and actions with which you may disagree. The concentration of ownership of Newsmax Inc.'s voting securities after Newsmax Inc.'s anticipated IPO could delay or prevent a change in control of Newsmax Inc. or otherwise discourage a potential acquirer from attempting to obtain control of Newsmax Inc., which in turn could reduce the price potential investors are willing to pay for Newsmax Inc. Furthermore, such concentrated control may adversely affect the market price of Newsmax Inc.'s common stock which Newsmax Inc. intends to list on a national securities exchange.

We cannot predict the effect our dual-class structure may have on the price of our securities.

We cannot predict whether our dual-class structure will result in a lower or more volatile price for our common stock, adverse publicity or other adverse consequences. While we intend to list our securities on a national securities exchange, due to the potential dual-class structure of our share capital, we may be excluded from certain stock indices, including, but not limited to, Nasdaq and NYSE. Exclusion from certain stock indices may make our securities less liquid and less attractive to investors.

Newsmax Inc. intends to engage in a public offering of our common stock later in 2024 or early in 2025, and expects to be a "controlled company" within the meaning of applicable national securities exchange rules and, as a result, will qualify for and intend to rely on exemptions from certain corporate governance requirements.

Upon completion of Newsmax Inc.'s intended public offering, Newsmax Inc. expects that its founder, together with his affiliates, will hold a majority of the voting power of Newsmax Inc.'s common stock. As a result, Newsmax Inc. expects to be a controlled company within the meaning of the applicable national securities exchange rules. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirements that:

- a majority of the board of directors consist of independent directors as defined under the rules of the exchange;
- the nominating and governance committee be composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and
- the compensation committee be composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities.

As a result, holders of Newsmax Inc.'s common stock may not have the same protections afforded to stockholders of companies that are subject to all of the rules of the applicable securities exchange.

The Shares will be offered by Newsmax Inc. and the Placement Agent on a "best efforts" basis, and Newsmax Inc. and the Placement Agent may not sell all of the Shares offered.

Newsmax Inc. and the Placement Agent are offering the Shares on a "best efforts" basis. In a best efforts offering, there is no assurance that Newsmax Inc. and the Placement Agent will sell the maximum amount offered. Accordingly, Newsmax Inc. may close the sale of less than the maximum amount of Shares offered pursuant to this Memorandum, which may not provide Newsmax Inc. with sufficient funds to fully implement its business plan and growth strategy, which may lead to the loss of your entire investment.

The offering price of the Shares has been determined arbitrarily.

The offering price of the Shares is not related to Newsmax Inc.'s securities' current or future market value, or Newsmax Inc.'s net worth, assets, or any other established criteria of value. Rather, the price of the Shares was determined as a result of our negotiations with the Placement Agent based upon various factors including prevailing market conditions, our future prospects and our capital structure. Due to the nature of the price of the Shares, such valuation may not be indicative of prices that may prevail for Newsmax Inc.'s securities at any time or from time to time in the future.

Newsmax Inc. will have broad discretion in the use of proceeds from this Offering and may not use them effectively.

Newsmax Inc.'s management will have broad discretion in the application of the net proceeds from this Offering, including for any of the currently intended purposes described in the section entitled "*Use of Proceeds*." Because of the number and variability of factors that will determine Newsmax Inc.'s use of the net proceeds from this Offering, their ultimate use may vary substantially from their currently intended use. Newsmax Inc. may not apply its cash from this Offering in ways that ultimately increases the value of any investment in Newsmax Inc.'s securities or enhances stockholder value. Newsmax Inc. may choose to use the proceeds in a manner that you do not agree with, and you will have no recourse. The failure by Newsmax Inc.'s management to apply the net proceeds from this Offering effectively could harm the Company's business. Pending their use, Newsmax Inc. may invest the net proceeds from this Offering in short-term, investment-grade, interest-bearing instruments and government securities. These investments may not yield a favorable return to Newsmax Inc.'s stockholders. If Newsmax Inc. does not invest or apply its cash in ways that enhance stockholder value, Newsmax Inc. may fail to achieve expected financial results, which may, among other things, negatively impact its ability to raise capital (including through an initial public offering of its securities), invest in or expand its business, acquire products and services, or continue its operations.

Investing in private placements like this offering involves significant risks that are not present with investments in public offerings.

Investing in private placements involves a high degree of risk. Securities sold through private placements are typically not publicly traded and, therefore, are less liquid. Additionally, investors will receive securities that are subject to restrictions on transferability. Companies seeking private placement investments tend to be in earlier stages of development and have not yet been fully tested in the public marketplace. Investing in private placements requires high risk tolerance, low liquidity concerns, and long-term commitments. Investors must be able to afford to lose their entire investment. Investment products are not FDIC insured, may lose value, and there is no bank guarantee.

We may be unable to list our stock on a national securities exchange.

There has been no public market for our common stock to date. Our common stock is not listed or quoted on any exchange or over-the-counter market. Although we intend to apply to list our common stock on a national securities exchange, we may not meet the listing requirements of a national securities exchange. If we are unable to meet the listing requirements to have our common stock listed on a national securities exchange, we may seek to have our common stock quoted on the over-the-counter market; however, there is no guarantee we would be successful in doing so. Even if our securities are listed on a national securities exchange or quoted on the over-the-counter market, we do not know the extent to which investor interest will lead to the development and maintenance of a liquid trading market for our securities. You should assume that you may not be able to liquidate your investment for some time or be able to pledge the Shares as collateral.

There is no assurance that Newsmax Inc. will complete an IPO or any other liquidity event.

Although an investment in the Shares may offer the opportunity for gains, such investment involves a high degree of business and financial risk that can result in substantial losses. No public market exists for Newsmax Inc.'s securities and no assurance can be given that we will be able to complete an IPO or other liquidity event in the future (including a Qualified Financing in which the Shares would be converted into shares of Class B Common Stock). Changes in the securities markets and general economic conditions, including economic downturns, fluctuations in interest rates, the availability of credit, inflation, and other factors may affect the value of investments of Newsmax Inc. The market for public offerings is cyclical in nature and, accordingly, there can be no assurance that the securities markets will, at any point in time, be receptive to public offerings. Newsmax Inc is unable to predict with confidence what, if any, exit strategy will ultimately be available for any given investment. Exit strategies that appear to be viable when an investment is initiated may be precluded by the time the investment is ready to be realized due to economic, legal, political or other factors. For example, there may not be an active market for initial public offerings of securities so Newsmax Inc may not be able to realize an exit through the public markets. If such an event does not occur, and if Newsmax Inc does not consummate a Qualified Financing, you may lose your entire investment.

We have previously granted anti-dilution rights in the form of preemptive rights to certain holders of our capital stock.

We have previously granted anti-dilution rights in the form of preemptive rights to certain holders of our capital stock. As such, at any time we intend to issue additional shares of our stock that would dilute such holders, they would first have the right to acquire additional shares to maintain their *pro rata* ownership in Newsmax Inc. As a result, upon future issuances of securities by Newsmax Inc., investors in this Offering may experience more substantial dilution than other stockholders.

Using a credit card to purchase Shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering may have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a

third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

Risks Related to Becoming a Public Company

If we are successful in consummating an IPO and listing our securities on a national securities exchange, we will incur increased costs as a result of being a public reporting company, and our board of directors will be required to devote substantial time to oversight of new compliance requirements and corporate governance practices.

If we are able to successfully conduct an IPO of our common stock pursuant to Regulation A of the 1933 Act following this Offering and list our securities on a national securities exchange, we would become a public reporting company. As a public company listed in the United States, we would incur significant legal, accounting and other expenses that we do not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as amended, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the national securities exchange on which our common stock is listed, and other applicable securities rules and regulations impose various requirements on public companies, including the establishment and maintenance of effective disclosure controls and procedures and corporate governance practices. Our board of directors, management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified members of our board of directors.

These rules and regulations may be subject to varying interpretations due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, as amended ("**Section 404**"), we will be required to furnish a report by our board of directors on our internal control over financial reporting. However, while we remain an "emerging growth company" (as that term is used in the Jumpstart Our Business Startups Act of 2012 ("**JOBS Act**")), we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal controls over financial reporting, which is both costly and challenging. In this regard, we will need to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe, that our internal controls over financial reporting are effective as required by Section 404. If we identify one or more material weaknesses in our internal controls over financial reporting, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

Even after we no longer qualify as an emerging growth company, we may still qualify as a "smaller reporting company" (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**")) which would allow us to take advantage of many of the same exemptions from disclosure requirements including not being required to comply with the auditor attestation requirements of Section 404 and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements that we will be required to file with the SEC. We cannot predict if investors will find our shares of common stock less attractive because we may rely on these exemptions. If some investors find our shares of common stock less attractive as a result, there may be a less active trading market for our shares of common stock, and our share price may be lower or more volatile.

Upon becoming a public company, we may qualify as a smaller reporting company within the meaning of the Exchange Act and an emerging growth company, and may take advantage of certain exemptions from disclosure requirements available to smaller reporting companies and emerging growth companies, as applicable. If we take advantage of such exemptions, our securities may be less attractive to investors and may make it more difficult to compare our performance with other public companies.

If we qualify as a smaller reporting company, among other things, we would not being required to comply with the auditor attestation requirements of Section 404, may avail ourself to scaled executive compensation disclosures and could provide two years of audited financial statements, instead of three years in our filings with the SEC. Furthermore, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the 1933 Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company and/or a smaller reporting company.

We currently have limited accounting personnel and IT personnel focused on cybersecurity with the background in public company accounting, reporting and compliance. We will have to add personnel and devote personnel and financial resources to meet our reporting and disclosure obligations as a publicly listed company.

We have been a private company with limited operating scale. As of the date of this Memorandum, we do not have the appropriate accounting personnel to adequately execute our accounting processes and other supervisory resources with which to address our internal control over financial reporting and IT personnel to ensure compliance with cybersecurity disclosure requirements imposed by the SEC. If we are successful in completing a public offering and becoming a public reporting company, we may need to hire additional personnel and put in place protocols necessary to implement appropriate accounting policies, processes and controls, and privacy and cybersecurity policies, to address the anticipated change in the scale of our operations. However, we cannot assure you that the measures we have taken to date, and actions we plan to take in the future, will be sufficient to prevent or avoid potential future material weaknesses in our controls.

If, after we become a public reporting company, we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial condition, results of operations or cash flows.

The Sarbanes-Oxley Act requires, among other things, that public reporting companies maintain effective internal controls for financial reporting and disclosure controls and procedures. As such, public reporting companies are required to furnish a report by management on, among other things, the effectiveness of internal control over financial reporting. This assessment will include disclosure of any material weaknesses identified by management in a company's internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting that results in more than a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. Section 404 also generally requires an attestation from an issuer's independent registered public accounting firm on the effectiveness of its internal control over financial reporting. However, for as long as Newsmax Inc. remains an emerging growth company under the JOBS Act, it may take advantage of the exemption permitting us not to comply with the independent registered public accounting firm attestation requirement.

Newsmax Inc.'s future compliance with Section 404 may require that it incur substantial accounting expense and expend significant management efforts. Newsmax Inc. may not be able to complete it evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if Newsmax Inc. identifies one or more material weaknesses in its internal control over financial reporting, it may be unable to assert that its internal control over financial reporting is effective. Any failure to maintain internal control over financial reporting could severely inhibit Newsmax Inc.'s ability to accurately report our financial condition, results of operations or cash flows. If Newsmax Inc. is unable to conclude that its internal control over financial reporting is effective after it becomes a public reporting company, it could lose investor confidence in the accuracy and completeness of its financial reports, the value of its common stock could decline, and it could be subject to sanctions or investigations by regulatory authorities. Failure to remedy any material weakness in Newsmax Inc.'s internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict Newsmax Inc.'s future access to the capital markets.

Certain recent initial public offerings of companies with relatively small public floats have experienced extreme volatility that was seemingly unrelated to the underlying performance of Newsmax Inc. Our common stock may experience rapid and substantial price volatility, and price decline, which may make it difficult for prospective investors to assess what we believe to be the value of our common stock.

In addition to the general volatility risks discussed in this Memorandum, following the successful completion of a public offering, our common stock may be subject to rapid and substantial price volatility and/or a decline in market price. We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our common stock. Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively small public floats. As we anticipate having a relatively small public float, the common stock may experience greater stock price volatility, extreme price run-ups, rapid declines in the price, lower trading volume, large spreads in bid and asked prices, and less liquidity than large-capitalization companies. The aspects of the trading in the common stock may be unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the value of our common stock. Because of the low public float and the absence of any significant trading volume, the reported prices may not reflect the price at which an investor would be able to sell shares if it wants to sell any shares or buy shares if it wishes to buy share.

If the trading volumes of our common stock is low, persons buying or selling in relatively small quantities may easily influence the prices of the common stock. A low volume of trades could also cause the price of the common stock to fluctuate greatly, with large percentage changes in price occurring in any

trading day session. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of the common stock. The volatility also could adversely affect the ability of Newsmax Inc. to issue additional shares of common stock or any other securities and the ability to obtain stock market based financing in the future. No assurance can be given that an active market in our common stock will develop or be sustained.

The absence of security analytical reports or the existence of negative security analytical reports may have an adverse effect on the public market price and volume of shares of our common stock.

Following the successful completion of a public offering, any trading market for our shares of common stock may be influenced by whether or not any analytical research reports are published about us. We do not currently have and may never obtain research coverage by securities industry analysts. If no securities industry analysts commence coverage of us, the market price and market trading volume of our shares of common stock could be negatively affected. In the event we are covered by analysts, and one or more of such analysts downgrade our securities, or otherwise reports on us unfavorably, or discontinues coverage of us, the market price and market trading volume of our shares of common stock could be negatively affected.

Exhibits

Exhibit	Description
Exhibit A	Subscription Booklet
Exhibit B	Purchase Agreement
Exhibit C	Registration Rights Agreement
Exhibit D	Articles of Incorporation
Exhibit E	Bylaws
Exhibit F	Shareholders Agreement
Exhibit G	Series B Preferred Stock Certificate of Designation
Exhibit H	Audited Financial Statements for the year ended December 31, 2022
Exhibit I	Unaudited Summary Financial Data for the year ended December 31, 2023

Exhibit A

Subscription Booklet

NEWSMAX INC.

PRIVATE PLACEMENT OFFERING

Subscription Booklet

Private Placement of up to 30,000 Shares of

Series B Convertible Preferred Stock

$150,000,000 Offering

The securities offered hereby are speculative and involve a high degree of risk.

Minimum Purchase Price: $5,000

Accredited Investors Only

October 2024

Legal Disclaimer: ***Newsmax Inc. is currently undertaking a private placement offering pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the "Act"), and/or Rule 506 of Regulation D promulgated thereunder. Investors should consider the investment objectives, risks, and investment time horizon of Newsmax Inc. carefully before investing. The Offering Documents relating to each offering of equity interests by Newsmax Inc. will contain this and other information and should be read carefully before investing. Securities of Newsmax Inc. are being offered and sold in reliance on the exemption from registration set forth in Section 506(c) under the Securities Act of 1933, as amended, or the "Securities Act". In accordance therewith, you should be aware that (i) the securities may be sold only to "accredited investors," which for natural persons are investors who meet certain minimum annual income or net worth thresholds; (ii) the securities will only be offered in reliance on an exemption from the registration requirements of the Securities Act and will not be required to comply with specific disclosure requirements that apply to registration under the Securities Act; (iii) the Securities and Exchange Commission will not pass upon the merits of or give its approval to the securities, the terms of the offering, or the accuracy or completeness of any offering materials; (iv) the securities will be subject to legal restrictions on transfer and resale and investors should not assume they will be able to resell their securities; investing in securities involves risk, and investors should be able to bear the loss of their investment. The summary may include "forward-looking statements" with the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act of 1934 and are intended to be covered by the safe harbor provisions for forward looking statements. This information is supplied from sources we believe to be reliable but we cannot guarantee accuracy. Although we believe our expectations expressed in such forward looking statements are reasonable, we cannot assure you that they will be realized. Investors are cautioned that such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from the anticipated results. Newsmax Inc. may, in the future, undertake a public offering pursuant to Regulation A under the Act. No money or other consideration is being solicited at this time with respect to such an offering, and if sent in response to these materials for such an offering, it will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received for an offering under Regulation A until an offering statement is qualified by the U. S. Securities and Exchange Commission, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. An indication of interest made by a prospective investor in a Regulation A offering is non-binding and involves no obligation or commitment of any kind.***

INSTRUCTIONS FOR COMPLETION OF SUBSCRIPTION BOOKLET

Prospective investors should read the transaction documents for this proposed investment in Newsmax Inc. (the "**Company**"), including the amended and restated private placement offering memorandum dated as of October 9, 2024 ("**PPM**"), Purchase Agreement (the "**Purchase Agreement**"), registration rights agreement ("**Registration Rights Agreement**") and this Subscription Booklet (collectively, the "**Transaction Documents**") prior to purchasing any shares in this Offering (as such terms are defined below). In particular, you should not construe the contents of the Transaction Documents as investment or legal advice. You should consult your bankers, counsel, accountants, tax experts and other advisors as to legal, tax, business, financial and related aspects of an investment in the Shares (defined below). No representation or warranty is made as to whether, or the extent to which, the Shares (defined below) constitute legal investments for investors whose investment authority is subject to legal restrictions. Such investors should consult their legal advisors regarding such matters.

The Company is offering up to a maximum of 30,000 shares of Series B Convertible Preferred Stock, par value $0.001 (the "**Shares**"), on a best-efforts basis (the "**Offering**"), at a price of $5,000 per Share. The total Offering amount may be increased by up to fifty percent (50%), or 15,000 Shares, at the Company's sole discretion, for a total Offering amount of up to $225,000,000. The minimum subscription is $5,000 or one (1) Share.

Execution of this Subscription Booklet shall constitute execution of the Purchase Agreement and the Registration Rights Agreement. If you wish to invest in this Offering, this Subscription Booklet and the signature page included herewith must be executed and returned to:

Michael Epstein at: mepstein@digitaloffering.com

You should consult with an attorney, accountant, investment adviser or other adviser regarding an investment in the Company and its suitability for you. Investing in the Shares involves certain investment risks, including the possible loss of all of your investment. All subscription documents must be completed correctly and thoroughly, or they will not be accepted. If you wish to invest, please (a) complete, sign and return this Subscription Booklet and the relevant signature page contained herein and (b) sign and return the joinder to the Shareholders' Agreement.

- ☐ **Form CRS**
- ☐ **Section I -** Important Notices and Certifications
- ☐ **Exhibit A** – Individual/Joint Investor Form(s)
- ☐ **Exhibit B -** Entity Investor Form(s)
- ☐ **Exhibit C** – Accreditation Procedures
- ☐ **Exhibit D** – Joinder to the Shareholders' Agreement

The purchase price for the Shares is exclusive of any costs incurred by an investor for legal, tax accounting or financial advice, including fees paid to his, her or its purchaser representative, if any.

Upon completing this Subscription Booklet and executing the signature page contained herein, the subscription made by the investor will be irrevocable and, unless the subscription is rejected, or the Offering is withdrawn, the subscriber will become an investor in this Offering. The Company may reject, in whole or in part, any subscription and at any time, in their absolute discretion for any reason whatsoever, including but not limited to, failure to conform to the requirements of the Offering, insufficient documentation, or oversubscription of the Offering. Investors who participate in this Offering will be required to deposit their funds directly to the Company. There is no minimum in this Offering, so there will be no continuing arrangements to place the funds in an escrow, trust or similar account, and all cleared funds will be available to the Company immediately.

Wiring Instructions:

Wilmington Trust Company
ABA #: 031100092
A/C #: 170091-000
A/C Name: Newsmax Inc and Digital Offering Esc
Attn: Lance Schonert

International Wires:

M&T
Buffalo, New York
ABA: 022000046
SWIFT: MANTUS33
Beneficiary Bank: Wilmington Trust
Beneficiary ABA: 031100092
A/C #: 170091-000
A/C Name: Newsmax Inc and Digital Offering Esc

Bank Address:

Wilmington Trust Company
Capital Markets and Agency Division
Institutional Custody and Escrow Services
166 Mercer Street, Suite 2R
New York, NY 10012
Phone: 212-941-4416

Company Address:

Newsmax Inc.
750 Park of Commerce Drive, Suite 100
Boca Raton, FL 33487

CUSTOMER RELATIONSHIP SUMMARY

INTRODUCTION

Digital Offering LLC ("D.O.") is registered with the Securities & Exchange Commission as a broker-dealer that provides brokerage accounts and services. D.O. is a member of FINRA and SIPC. Brokerage and investment advisory services and fees differ; it is important for you to understand the differences. Free and simple tools are available to research firms and financial professionals at: **www.investor.gov/CRS** which also provides educational materials about broker-dealers, investment advisers, and investing.

WHAT INVESTMENT SERVICES AND ADVICE CAN YOU PROVIDE ME?

D.O.'s primary business involves Investment Banking and acting as a Managing Broker-dealer. D.O. offers limited brokerage services to retail investors. For some customers, D.O. might act as a placement agent and assist a retail customer with the purchase of a private placement. The available investments might be limited based on account size, account type and/or investment type. Some investments have a minimum investment amount which will be disclosed in the offering documents for each investment. As a placement agent, D.O. might make a recommendation or provide investment advice to a retail investor. The ultimate decision to purchase or sale an investment is the responsibility of the retail investor. D.O. does not open (or hold) accounts for retail investors and does not provide any monitoring of the investment(s).

Conversation Starters. Given my financial situation should I choose a brokerage service? Why or why not? How will you choose investments to recommend to me? What is your relevant experience, including your licenses, education, and other qualifications? What do these qualifications mean?

WHAT FEES WILL I PAY?

- The fee you pay is based on the specific transaction and not on the value of your account.
- For investments in private placements of securities, the fees paid to D.O. will be deducted from the amount of investment money sent to the issuer of the securities. The Amended and Restated Private Placement Memorandum will contain information for the amount specific to the offering.
- Retail investors might incur additional fees from their own banking and financial institutions as a result of their investment. These fees include, but are not limited to, wire, check and ACH charges involved when purchasing the investment and custody charges depending on where the investment will be custodied.
- The more transactions in your account, the more fees we will charge you. We therefore have an incentive to encourage you to engage in transactions.

You will pay fees and costs whether you make or lose money on your investments. Fees and costs will reduce any amount of money you make on your investments over time. Please make sure you understand what fees and costs you are paying.

Conversation Starter. Help me understand how these fees and costs might affect my investments. If I give you $10,000 to invest, how much will go to fees and costs, and how much will be invested for me?

WHAT ARE YOUR LEGAL OBLIGATIONS TO ME WHEN PROVIDING RECOMMENDATIONS? HOW ELSE DOES YOUR FIRM MAKE MONEY AND WHAT CONFLICTS OF INTEREST DO YOU HAVE?

When we provide you with a recommendation, we have to act in your best interest and not put our interest ahead of yours. At the same time, the way we make money creates some conflicts with your interests. You should understand and ask us about these conflicts because they can affect the recommendations we provide you. Here are some examples to help you understand what this means.

- Proprietary products are investments that are issued, sponsored, or managed by our firm or affiliates. We and our affiliates make money on proprietary products which may be similar to non-proprietary products which may cost less.
- We can make extra money by selling you certain investments either because they are managed by someone related to our firm or because they are offered by companies that pay our firm to sell their investments. Your financial professional also receives more money if you buy these investments.
- Some investment offerings, such as private placements, provide additional compensation to D.O. in the form of warrants or other non-cash compensation.

Conversation Starter. How might your conflicts of interest affect me, and how will you address them?

HOW DO YOUR FINANCIAL PROFESSIONALS MAKE MONEY?

Financial professionals receive compensation directly related to investor's investments in the form of commissions. Commissions in private placements of securities can be found in the Private Placement Memorandum associated with the offering which must be provided to you prior to making an investment.

DO YOU OR YOUR FINANCIAL PROFESSIONALS HAVE LEGAL OR DISCIPLINARY HISTORY?

Yes. Visit **www.investor.gov/CRS** for a free and simple search tool to research us and our financial professionals. For additional information about our brokers and services, visit **https://brokercheck.finra.org/**, and our web site www.digitaloffering.com.

Conversation Starter. As a financial professional, do you have any disciplinary history? For what type of conduct?

ADDITIONAL INFORMATION

- You may find additional information about our brokerage services at our website www.digitaloffering.com.
- You may request a copy of the Form CRS Relationship Summary by contacting your investment professional or our main office at (866) 209-1955.

Conversation Starter. Who is my primary contact person? Is he or she a representative of an investment adviser or broker-dealer? Who can I talk to if I have concerns about how this person is treating me?

SECTION I

IMPORTANT NOTICES AND CERTIFICATIONS

NOTICES

- Your Subscription Booklet is comprised of Exhibits A, B, C, D, and E hereto and a signature page is included in this Subscription Booklet as Exhibit A for individual/joint investors or Exhibit B for entities.
- You, as an individual, or you, on behalf of the subscribing entity, are being asked to complete this Subscription Booklet so a determination can be made as to whether or not you or the subscribing entity are qualified to purchase the Shares under applicable federal and state securities laws.
- Your answers to the questions contained herein must be true and correct in all respects, and a false representation by you may give rise to a violation of law for which a claim for damages may be made against you.
- Your answers will be kept strictly confidential; however, by signing this Subscription Booklet, you will be authorizing the Company to present a completed copy of this Subscription Booklet (and any completed questionnaires and related information submitted by you in connection therewith) on a confidential basis to its counsel and such other advisors to the Company as they may deem appropriate in order to determine that the offer and sale of the Shares will not result in a violation of the Securities Act or of the securities laws of any state or of any other jurisdiction.
- **All questions must be answered**. If the appropriate answer is "None" or "Not Applicable," please state so. Please print or type your answers to all questions and attach additional sheets if necessary, to complete your answers to any item. Please initial any correction.
- You hereby agree that the execution of the signature page set forth herein constitute agreement to be bound by the terms and conditions hereof and all of the other documents constituting the Transaction Documents.

Individual Subscribers:

- If the Shares subscribed for are to be owned by more than one person, you and the other co-subscriber must each complete a separate Subscription Booklet (except if the co-subscriber is your spouse) and sign the signature page to the Shareholders Agreement included with this Subscription Booklet. If your spouse is a co-subscriber, you must indicate his or her name and social security number.

CERTIFICATIONS

- I understand that investment in the Shares is an **illiquid investment**. In particular, I recognize that: (i) I must bear the economic risk of investment in the Shares for an indefinite period of time, since the Shares have not been registered under the Securities Act and therefore cannot be sold unless either they are subsequently registered under the Securities Act or an exemption from such registration is available and, if requested by the Company, an opinion of counsel or other evidence reasonably satisfactory to the Company to that effect is provided; and (ii) no established market will exist and it is possible that no public market for the Shares, or any part thereof or any security underlying any part thereof, will develop. I consent to the affixing by the Company of such legends on certificates representing the Shares (or any part thereof) as any applicable federal or state securities law or any securities law of any other applicable jurisdiction may require from time to time. **_____ Initial**

- The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of the Investor's investment in the Shares and is able to bear such risks, and has obtained, in the Investor's judgment, sufficient information from the Company to evaluate the merits and risks of such investment. The Investor has evaluated the risks of investing in the Shares, understands there are substantial risks of loss incidental to the purchase of the Shares and has determined that the purchase of Shares is a suitable investment for the Investor and that the Investor can sustain a complete loss of the Investor's investment in the Company. **_____ Initial**

- I represent and warrant to the Company that: (i) the financial information provided in this Subscription Booklet relating to me is complete, true and correct in all material respects; (ii) I and my investment managers, if any, have carefully reviewed and understand the risks of, and other considerations relating to, a purchase of Shares, including, without limitation, the Risk Factors as set forth in the PPM; (iii) I and my investment managers, if any, have been afforded the opportunity to obtain any information necessary to verify the accuracy of any representations or information presented by the Company and have had all inquiries to the Company answered, and have been furnished all requested materials, relating to the Company and the offering and sale of the Shares and anything set forth in the Transaction Documents; (iv) neither I nor my investment managers, if any, have been furnished any offering literature by the Company or any of its affiliates, associates or agents other than the Transaction Documents, and the agreements referenced therein; and (v) I am acquiring the Shares for which I am subscribing for my own account, as principal, for investment and not with a view to the resale or distribution of all or any part of the Shares in violation of federal, state or other applicable securities laws. **_____ Initial**

- I hereby agree that the Company may deliver all notices, financial statements, and any and all other documents, information and communications concerning the affairs of the Company, including, without limitation, information about my investment, required or permitted to be provided to me hereunder by means of e-mail or by posting on an electronic message board or by other means of electronic communication. By signing this Subscription Booklet, I hereby consent to receive electronically all documents, communications, notices, contracts, and agreements arising from or relating in any way to my rights, obligations or services under the Transaction Documents or as an investor in the Company. In connection with the U.S. Securities and Exchange Commission's electronic delivery of information requirements, I further agree to receive electronic mail for the purpose of recertifying this Certification through negative consent and agree to notify the Company in writing if I no longer agree to receive such communications by electronic means. **_____ Initial**

- I represent that my investment objective is speculative in that I seek the maximum total return through an investment in a broad spectrum of securities, which involves a higher degree of risk than other investment styles and therefore my risk exposure is also speculative. **_____ Initial**

- The Shares offered hereby are highly speculative and involve a high degree of risk and I should only purchase these securities if I can afford to lose my entire investment. **_____ Initial**

- I understand that the purchase price per Share is exclusive of any costs incurred by me for legal, tax, accounting or financial advice, including fees paid to my purchaser representative, if any. **_____ Initial**

- The undersigned, if a corporation, partnership, trust or other form of business entity, (i) is authorized and otherwise duly qualified to purchase and hold the Shares, (ii) has obtained such additional tax and other advice that it has deemed necessary, (iii) has its principal place of business at its residence address set forth in this Subscription Booklet, and (iv) has not been formed for the specific purpose of acquiring the Shares (although this may not necessarily disqualify the subscriber as a purchaser). The persons executing the Subscription Booklet, as well as all other Transaction Documents related to the Offering, represent that they are duly authorized to execute all such Transaction Documents on behalf of the entity. (If the undersigned is one of the aforementioned entities, it agrees to supply any additional written information that may be required.) **_____ Initial**

- All of the information which I have furnished to the Company and which is set forth in the Subscription Booklet is correct and complete in all material respects as of the date of the Subscription Booklet. If any material change in this information should occur prior to my subscription being accepted, I will promptly furnish the revised or corrected information. I further agree to be bound by all of the terms and conditions of the Offering and the Transaction Documents. I agree to indemnify and hold harmless the Company and its officers, directors, employees and affiliates from and against all damages, losses, costs and expenses

(including reasonable attorneys' fees and expenses) that they may incur by reason of the failure of the undersigned to fulfill any of the terms or conditions of this Subscription Booklet or by reason of any breach of the representations and warranties made by the undersigned herein or in any agreement provided by the undersigned to the Company. This subscription is not transferable or assignable by me without the written consent of the Company (provided, however, that for the avoidance of doubt, any securities acquired in the Offering are transferrable without the consent of the Company, subject to any restrictions on transfer specified in the other Transaction Documents). If more than one person has signed this Subscription Booklet, the obligations of each such signatory to this Subscription Booklet shall be joint and several and the representations and warranties contained in this Subscription Booklet shall be deemed to be made by, and be binding upon, each of these persons and his or her heirs, executors, administrators, successors and assigns (but, for the avoidance of doubt, such obligations of the persons signing this Subscription Booklet are several, and not joint, with any other investor in the Offering). This subscription, upon acceptance by the Company, shall be binding upon my heirs, executors, administrators, successors and assigns. This Subscription Booklet shall be construed in accordance with and governed in all respects by the internal laws of the State of Delaware. **_____ Initial**

- I certify that (1) my taxpayer identification number shown in this Subscription Booklet is correct and (2) I am not subject to backup withholding because (a) I have not been notified that I am subject to backup withholding as a result of a failure to report all interest and dividends or (b) the Internal Revenue Service has notified me that I am no longer subject to backup withholding. (If you have been notified that you are subject to backup withholding and the Internal Revenue Service has not advised you that backup withholding has been terminated, strike out item (2) in the sentence directly above.) **_____ Initial**

- The acceptance of my subscription together with the appropriate remittance will not breach any applicable money laundering rules and regulations and I undertake to provide verification of my identity reasonably satisfactory (on a confidential basis) to the Company promptly on request. I acknowledge that due to money laundering requirements operating within their respective jurisdictions, the Company may require further identification of me/us before applications can be processed. The Company shall be held harmless and indemnified by me against any loss arising from the failure to process this application if such information as has been reasonably required from me has not been provided by me. **_____ Initial**

- I understand that the Subscription Booklet relating to the Offering will be irrevocable, and unless the subscription is rejected or withdrawn, I will become an investor in this Offering. I understand that the Company may accept any subscription at any time in their sole and absolute discretion. They may reject, in whole or in part, any subscription and at any time, in their absolute discretion for any reason whatsoever, including but not limited to, failure to conform to the requirements of the Offering, insufficient documentation, or oversubscription of the Offering. **_____ Initial**

- I understand that the Company has engaged Digital Offering, LLC, as placement agent for the Company in connection with the financing set forth in this Subscription Booklet. The Company has agreed to pay to the Placement Agent or its designees, a placement agent fee in cash equal to six percent (6%) of the amount of gross proceeds raised by the Company in the Offering. **_____ Initial**

- I certify that I have carefully read the Risk Factors set forth in the PPM. I understand that the Company or its subsidiaries may be involved in litigation from time to time, and a subsidiary of the Company is currently in significant litigation, including claims relating to competition, intellectual property rights, alleged libel or defamation, employment and labor matters, personal injury and property damage, free speech, customer privacy, regulatory requirements, and advertising, marketing and selling practices. **_____ Initial**

EXHIBIT A
INDIVIDUAL/JOINT INVESTOR FORM(S)

ALL INDIVIDUAL/JOINT INVESTORS MUST COMPLETE EXHIBIT A

______________________________ ______________________________
Name of Investor (*please print or type*) **Social Security Number** (Tax I.D. Number)

$______________________________
Amount of Subscription* * minimum subscription amount is $5,000 or 1 Share

Type of Investor -

☐ Individual
☐ Joint Tenants (with Rights of Survivorship)

Full Mailing Address (*Exactly as it should appear on labels*):

☐ Mr. ☐ Mrs. ☐ Ms. ☐ Miss ☐ Dr. ☐ Other _______

____

____

____

Telephone ( ) Cell number ( )

E-mail address Fax number ( )

If different from Full Mailing Address above; please supply a **Residence** (individual) or Principal **Place of Business** (entity) address (*no P.O. boxes, please*):

____

____

____

Telephone ( ) Cell number ( )

E-mail address Fax number ( )

ANTI-MONEY LAUNDERING INFORMATION

This Subscription Booklet will not be deemed complete, regardless of whether the subscriber has already wired funds, until all of the required documentation is received.

Identity Document (all investors must attach)

☐ **A government issued form of picture identification** (e.g. a passport, driver's license, other government-issued document evidencing nationality or residence and bearing a photograph or similar safeguard).

☐ **Proof of Mailing**, Residence **or** Place of Business Address (e.g., current utility bill).

Payment Source Credit Card

COMPANY IS RESPONSIBLE FOR THE CREDIT CARD PROCESSING FEE OF 3.50% + $0.30

(a) Account holder name (**if different** from Investor, above): ____________________

		YES	NO
(b)	Is the Card Holder located in the U.S. or another Approved FATF Country*?	☐	☐

Payment Source Information for Wires

(a) Account holder name (**if different** from Investor, above): ____________________

		YES	NO
(b)	"Wiring Bank" from which payment is being wired: _________________________		
(c)	Is the Wiring Bank located in the U.S. or another Approved FATF Country*? If yes, please answer question (d) below.	☐	☐
(d)	Is the Investor an account holder at the Wiring Bank?	☐	☐

BROKER-DEALER AFFILIATE STATUS

Are you an affiliate of a broker-dealer? ____ **(yes/no)**

If yes, do you certify that you bought the Shares in the ordinary course of business, and at the time of purchase, you had no agreements or understandings, directly or indirectly, with any person to distribute the Shares?____ **(yes/no)**

Note: If your response to the foregoing question is "no," the SEC's staff has indicated that you may be required to be identified as an underwriter in a future registration statement relating to the Shares or the securities underlying the Shares.

Relationships with the Company

Except as set forth below, neither the undersigned nor any of its affiliates, officers, directors or principal equity holders (owners of 5% of more of the equity securities of the undersigned) has held any position or office or has had any other material relationship with the Company (or its predecessors or affiliates) during the past three years.
State any exceptions here:

---

* As of the date hereof, approved countries that are members of the Financial Action Task Force on Money Laundering (each, an "**Approved FATF Country**") are: Argentina, Australia, Austria, Belgium, Brazil, Canada, Denmark, Finland, France, Germany, Greece, Hong Kong, Iceland, Ireland, Italy, Japan, Luxembourg, Mexico, Kingdom of the Netherlands, New Zealand, Norway, Portugal, Singapore, South Africa, Spain, Sweden, Switzerland, Turkey, United Kingdom and the United States.

____
____

ACCREDITED INVESTOR

In order to ensure compliance with Rule 506(c) promulgated under Regulation D, the Investor must initial the applicable item below to indicate which method it will use to verify its status as an "accredited investor" as defined in Regulation D, and to make any necessary representations and warranties in connection with the verification of its status as an accredited investor.

FOR INDIVIDUAL ACCOUNTS

*(Please initial **ONE** of the following, as appropriate)*

_______ *Initial*

1. The Investor has an individual **net worth** in excess of $1,000,000 and represents and warrants that such Investor has considered all liabilities necessary to make a determination of net worth as detailed n Exhibit C below.

OR

_______ *Initial*

2. The Investor has **joint net worth** with his or her spouse, in excess of $1,000,000 and

   (a) such Investor represents and warrants that such Investor has considered all liabilities and/or debts owed by investor necessary to make a determination of Investor's net worth

   please initial here:_______________

   AND

OR

   (b) such Investor's spouse represents and warrants that he/she has considered all liabilities and/or debts owed by investor necessary to make a determination of his/her net worth

   spouse please initial here:_______________

_______ *Initial*

3. Investor had **individual income** (exclusive of any income attributable to spouse) of more than $200,000 in each of the past two years and represents and warrants that such Investor reasonably expects to reach the same income level in the current year.

OR

_______ *Initial*

4. The Investor had **joint income** with their spouse of more than $300,000 in each of the past two years and

   (a) such Investor represents and warrants that he/she has a reasonable expectation of reaching the joint income level necessary to qualify as an accredited investor

   please initial here:_______________

   AND

   (b) such Investor's spouse represents and warrants that he/she has a reasonable expectation of reaching the joint income level necessary to qualify as an accredited investor

   spouse please initial here:_______________

OR

_______ *Initial*

5. Investor represents he/she is a natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment

company, as defined in section 3 of such act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of such act.

OR

_______ 6. Investor represents that he/she is a "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1), of a family office meeting the requirements in paragraph (a)(12) of this section and whose prospective investment in the issuer is directed by such family office pursuant to paragraph (a)(12)(iii).

Initial

OR

_______ 7. Investor represents that he/she is a natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the SEC has designated as qualifying an individual for accredited investor status.

Initial

SIGNATURE PAGE

INDIVIDUAL/JOINT INVESTOR

Individual/Joint Investors must sign this page.

By signing below, Investors agree to be bound by the terms of this Subscription Booklet, the Purchase Agreement, Registration Rights Agreement, any certifications contained herein and all other Transaction Documents.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the dates set forth below.

Investor name (please print): ____

Signature: ____________________ Date: ____________________

$ ____
Amount of Subscription*
* minimum subscription amount is $5,000 or 1 Share

____
Number of Shares Purchased

Address: ___________________________________
____
Telephone Number:__________________________
Cell Number: ______________________________
Email Address: _____________________________

COMPANY ACCEPTANCE:

Acceptance Date: _____________, 2024

NEWSMAX INC.

By:______________________________
Name: Christopher Ruddy
Title: CEO

EXHIBIT B
ENTITY INVESTOR FORM(S)

ALL ENTITY INVESTORS MUST COMPLETE EXHIBIT B

______________________________ **Name of Investor** (*please print or type*)

______________________________ **Social Security Number** (Tax I.D. Number)

$______________________________
Amount of Subscription*
* minimum subscription amount is $5,000 or 1 Share

______________________________ **Number of Shares Purchased**

Type of Investor - *please check all that apply*:

- ☐ Partnership
- ☐ Corporation
- ☐ Trust
- ☐ Limited Liability Company
- ☐ Fund of Funds*
- ☐ Registered Investment Company
- ☐ Tenants in Common
- ☐ Individual Retirement Plan
- ☐ Charitable Remainder Trust
- ☐ Foundation
- ☐ Endowment
- ☐ Employee Benefit Plan
- ☐ Keogh Plan

Full Mailing Address (*Exactly as it should appear on labels*):

☐ Mr. ☐ Mrs. ☐ Ms. ☐ Miss ☐ Dr. ☐ Other _______

____

____

____

Telephone ( ) ______________ Cell number ( ) ______________

E-mail address ______________ Fax number ( ) ______________

If different from Full Mailing Address above; please supply a **Residence** (individual) or Principal **Place of Business** (entity) address (*no P.O. boxes, please*):

____

____

____

Telephone ( ) ______________ Cell number ( ) ______________

E-mail address ______________ Fax number ( ) ______________

* For purposes of this item, the term "**Fund of Funds**" means a fund that invests 10 percent or more of its total assets in other pooled investment vehicles, whether or not they are private funds or registered investment companies.

ANTI-MONEY LAUNDERING INFORMATION

This Subscription Booklet will not be deemed complete, regardless of whether Investor has already wired funds, until all of the required documentation is received.

Entity Documentation (Investor representative may email such documentation to Company)

☐ Documents showing the existence of the entity, such as certified articles of incorporation, a government-issued business license, a partnership agreement, or a trust instrument.

Payment Source Information

		YES	NO
(a)	Account holder name (**if different** from Investor, above): ____________________		
(b)	"Wiring Bank" from which payment is being wired: _________________________		
(c)	Is the Wiring Bank located in the U.S. or another Approved FATF Country*?	☐	☐
	If yes, please answer question (d) below.		
(d)	Is the Investor an account holder at the Wiring Bank?	☐	☐

BROKER-DEALER AFFILIATE STATUS

Are you an affiliate of a broker-dealer? ____ **(yes/no)**

If yes, do you certify that you bought the Shares in the ordinary course of business, and at the time of purchase, you had no agreements or understandings, directly or indirectly, with any person to distribute the Shares?____ **(yes/no)**

Note: If your response to the foregoing question is "no," the SEC's staff has indicated that you may be required to be identified as an underwriter in a future registration statement relating to the Shares or the securities underlying the Shares.

Relationships with the Company

Except as set forth below, neither the undersigned nor any of its affiliates, officers, directors or principal equity holders (owners of 5% of more of the equity securities of the undersigned) has held any position or office or has had any other material relationship with the Company (or its predecessors or affiliates) during the past three years.
State any exceptions here:

____

____

* As of the date hereof, approved countries that are members of the Financial Action Task Force on Money Laundering (each, an "**Approved FATF Country**") are: Argentina, Australia, Austria, Belgium, Brazil, Canada, Denmark, Finland, France, Germany, Greece, Hong Kong, Iceland, Ireland, Italy, Japan, Luxembourg, Mexico, Kingdom of the Netherlands, New Zealand, Norway, Portugal, Singapore, South Africa, Spain, Sweden, Switzerland, Turkey, United Kingdom and the United States.

ACCREDITED INVESTOR

In order to ensure compliance with Rule 506(c) promulgated under Regulation D, the Investor must initial the applicable item below to indicate which method it will use to verify its status as an "accredited investor" as defined in Regulation D, and to make any necessary representations and warranties in connection with the verification of its status as an accredited investor.

(A) FOR CORPORATIONS, PARTNERSHIPS, EMPLOYEE BENEFIT PLANS OR IRA

1. Has the subscribing entity been formed for the specific purpose of investing in the Shares?

_____________ (yes/no)

If your answer to question 1 is **"no"**, CHECK whichever of the following statements (a-g) is applicable to the subscribing entity.

The undersigned entity certifies that it is an "accredited investor" because it is:

(a) _______ an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, provided that the investment decision is made by a plan fiduciary, as defined in section 3(21) of such Act, and the plan fiduciary is a bank, savings and loan association, insurance company or registered investment adviser;

OR

(b) _______ an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 that has total assets in excess of $5,000,000; **OR**

(c) _______ each of its shareholders, partners, or beneficiaries meets at least one of the conditions described above under FOR INDIVIDUAL ACCOUNTS. Please also CHECK the appropriate space in that section;

OR

(d) _______ the plan is a self-directed employee benefit plan and the investment decision is made solely by a person that meets at least one of the conditions described above under FOR INDIVIDUAL ACCOUNTS. Please also CHECK the appropriate space in that section;

OR

(e) _______ a corporation, a partnership, limited liability company, or a Massachusetts or similar business trust with total assets in excess of $5,000,000.

OR

(f) _______ a "family office," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):

- With assets under management in excess of $5,000,000,
- That is not formed for the specific purpose of acquiring the securities offered, and
- Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment.

OR

(g) _______ a "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1), of a family office meeting the requirements in paragraph (a)(12) of this section and whose prospective investment in the issuer is directed by such family office pursuant to paragraph (a)(12)(iii).

If the answer to Question 1. above is **"yes"**, please certify the statement (h) below is true and correct:

(h) _______ The undersigned entity certifies that it is an accredited investor because each of its shareholders or beneficiaries meets at least one of the conditions described above under FOR INDIVIDUAL ACCOUNTS. Please also CHECK the appropriate space in that section.

(B) FOR TRUST ACCOUNTS

1. Has the subscribing entity been formed for the specific purpose of investing in the Shares?

_____________ **(yes/no)**

If your answer is "**no**," CHECK whichever of the following statements (a-c) is applicable to the subscribing entity.
If your answer is "**yes**," the subscribing entity must be able to certify to the statement (c) below in order to qualify as an "accredited investor."

The undersigned trustee certifies that the trust is an "accredited investor" because:

(a)_______ the trust has total assets in excess of $5,000,000 and the investment decision has been made by a "sophisticated person";

OR

(b)_______ the trustee making the investment decision on its behalf is a bank (as defined in Section 3(a)(2) of the Act), a saving and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act, acting in its fiduciary capacity;

OR

(c)_______ the grantor(s) of the trust may revoke the trust at any time and regain title to the trust assets and has (have) retained sole investment control over the assets of the trust and the (each) grantor(s) meets at least one of the ACCREDITED INVESTOR conditions described below for Individual Accounts. Accordingly, please initial ONE of the following, as appropriate:

______ *Initial* i. The Investor has an individual **net worth** in excess of $1,000,000 and represents and warrants that such Investor has disclosed all liabilities necessary to make a determination of net worth as detailed in Exhibit C.

OR

______ *Initial* ii. The Investor has a **joint net worth** with his or her spouse, in excess of $1,000,000 and
(a) such Investor represents and warrants that such Investor has disclosed all liabilities necessary to make a determination of the Investor's net worth;
please initial here:_______________
AND
(b) such Investor's spouse represents and warrants that he/she has disclosed all liabilities necessary to make a determination of his/her net worth;
spouse please initial here:_______________

OR

______ *Initial* iii. Investor had **individual income** (exclusive of any income attributable to spouse) of more than $200,000 in each of the past two years and represents and warrants that such Investor reasonably expects to reach the same income level in the current year.

OR

______ *Initial* iv. The Investor had **joint income** with their spouse of more than $300,000 in each of the past two years and
(a) such Investor represents and warrants that he/she has a reasonable expectation of reaching the joint income level necessary to qualify as an accredited investor; **please initial here:**_______________
AND
(b) such Investor's spouse represents and warrants that he/she has a reasonable expectation of reaching the joint income level necessary to qualify as an accredited investor; **spouse please initial here:**_______________

ONLY FILL OUT THE FOLLOWING SECTION IF YOU ARE AN ENTITY

AUTHORIZATION OF REPRESENTATIVE(S)/AGENT(S)

Set forth below are the names of persons authorized by the Investor to give and receive instructions between the Company and the Investor, together with their respective signatures. Such persons are the only persons so authorized until further notice to the Company.

(Please attach additional pages if needed)

Name	Signature

Address of Authorized Representative/Agent (*no P.O. boxes please*):

____

____

____

Telephone (   ) Cell number (   )

E-mail address Fax number (   )

Please provide the following information for an individual(s) who is deemed to be a beneficial owner of the legal entity.

The beneficial owners for each legal entity must include: (1) each individual, if any, who, directly or indirectly, through any contract arrangement, understanding, relationship, or otherwise owns 25% or more of the equity interests of the legal entity and (2) an individual with "significant responsibility to control, manage, or direct a legal entity customer" (including an individual acting in an executive office or senior management position, such as a Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Managing Member, General Partner, President, Vice President, or Treasurer).

The following materials <u>must also be</u> provided to the Company for <u>each</u> beneficial owner:

☐ **A government issued form of picture identification**
(e.g., passport, driver's license, other government-issued document evidencing nationality or residence and bearing a photograph or similar safeguard).

Beneficial Owner (if required)

Full Mailing Address:

☐ Mr. ☐ Mrs. ☐ Ms. ☐ Miss ☐ Dr. ☐ Other _______

____

____

____

____

Date of birth _______________ SSN (US persons) _______________

Second Beneficial Owner (if required)

Full Mailing Address:

☐ Mr. ☐ Mrs. ☐ Ms. ☐ Miss ☐ Dr. ☐ Other _______

____

____

____

____

Date of birth _______________ SSN (US persons) _______________

Third Beneficial Owner (if required)

Full Mailing Address:

☐ Mr. ☐ Mrs. ☐ Ms. ☐ Miss ☐ Dr. ☐ Other _______

____

____

____

____

Date of birth _______________ SSN (US persons) _______________

(Please attach additional beneficial ownership pages if needed)

SIGNATURE PAGE

CORPORATIONS, PARTNERSHIPS, TRUSTS OR OTHER ENTITIES

Corporations, Partnerships, Trusts or Other Entity Investors must sign this page.

By signing below, Investors agree to be bound by the terms of this Subscription Booklet, the Purchase Agreement, Registration Rights Agreement, any certifications contained herein and all other Transaction Documents.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the dates set forth below.

Investor Entity Name (please print): ______________________________

Signature: ____________________ Date: ____________________

Signatory Name (please print): ______________________________

Title: ______________________________

COMPANY ACCEPTANCE (Company use only)

NEWSMAX INC.

Acceptance Date: _____________, 2024

By:______________________________
Name: Christopher Ruddy
Title: CEO

EXHIBIT C

Summary of Process for Verification of Accredited Investor Status

The definition of an individual accredited investor under the Securities Act of 1933, Rule 501(a)[1] is that you have (i) gross individual income of $200,000 – or $300,000 with your spouse if filing jointly – in both of the previous 2 years with a reasonable expectation that you will attain that level of income in the current year, or; (ii) individual net worth (excluding primary residence) – or joint net worth with a spouse – in excess of $1,000,000. You may wish to visit the SEC website to learn more, and view their Accredited Investor Information[1]. Note that income verification is valid for 12 months from the date we confirm it, while net worth verification is only valid for 3 months from the date we confirm it. Unverified investors will not be permitted to participate in this Offering.

3 Ways to Get Verified

1. Please have your CPA, attorney, registered investment advisor, or broker-dealer email us a letter on their letterhead, using this template (the pro-letter document provided below), attesting to your status as an accredited investor based upon their knowledge of your income or your net worth. This letter must be dated within the prior 60 days.

2. You may instead send income verification documents (such as IRS Forms 1040 or W-2) for us to review that evidence your income for the prior two years.

3. You may instead send asset verification documents (such as bank or brokerage statements dated within the past 60 days), which we will review. If you use this method we may request a credit report from a national credit reporting agency to verify your debt, may obtain a letter from you verifying that no debt exists other than what appears on the credit report, and calculate your estimated net worth to assist us in making a determination.

This Subscription Booklet will not be deemed complete, regardless of whether Investor has already wired funds, until all of the required verification document described above is received by the Company. If the document is not received funds will be returned to the Investor and the subscription will not be accepted.

[1] https://www.sec.gov/fast-answers/answers-accredhtm.html

[CERTIFIER LETTERHEAD]

Accredited Status Certification Letter

Newsmax Inc.
750 Park of Commerce Drive, Suite 100
Boca Raton, FL 33487

Re: Determination of Accredited Investor status

To whom it may concern:

[Client name] ("Client") has asked us to provide **Newsmax Inc.** ("Issuer") with this letter to assist you in your determination of whether Client is an "accredited investor" as defined in Rule 501(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act").

[I/We] hereby certify that [I/we] [am/are], (please check the appropriate box)**:**

[ ] a registered broker-dealer, as defined in the Securities Exchange Act of 1934;

[ ] an investment adviser registered with the Securities and Exchange Commission;

[ ] a licensed attorney in good standing under the laws of the jurisdictions in which I'm admitted to practice law;

[ ] a certified public accountant in good standing under the laws of the place of my residence or principal office.

We draw your attention to the fact that the determination of whether a person is an accredited investor is a factual question and therefore not susceptible to a legal opinion. Accordingly, this letter is not a legal opinion and we make no representations whether Client is an accredited investor or whether this letter is sufficient for your purposes.

We hereby confirm that the Client is an "accredited investor" as defined in Rule 501(a) promulgated under the Securities Act. In connection with this letter, we have examined and relied upon the original or copies of the following documents (the "Client Materials"), please check the appropriate box(es)**:**

[ ] Tax returns for the years [ ] and [ ] (each, a "Tax Year") filed by Client and [his/her] spouse on **Form 1040** (the "Tax Returns"), accompanied by a certificate of the Client that that the copies of the Tax Returns provided were true, correct and complete, filed with the appropriate office of the Internal Revenue Service, prepared in full compliance with applicable law and governmental regulations and have not been amended.

[ ] A **certificate** executed by Client [and spouse], addressed to the Issuer or us, stating such persons: (i) have had a **joint income** in excess of $300,000 in each of the two most-recent years and a **reasonable expectation of joint income** in the current year in excess of $300,000; or (ii) have a joint "**net worth**" with Client's spouse in excess of $1,000,000,

[ ] A **certificate** executed by Client, addressed to the Issuer or us, stating such person: (i) has had an **individual income** in excess of $200,000 in each of the two most-recent years and a **reasonable expectation of income** in the current year in excess of $200,000; or (ii) has an individual "**net worth**" in excess of $1,000,000.

[ ] **Form 1099** filed with the Internal Revenue Service "IRS" by Client [and spouse] for the two most-recent years;

[ ] **Schedule K-1 of Form 1065** filed with the IRS by Client [and spouse] for the two most recent-years;

[ ] **Form W-2** filed with the IRS and provided to Client by its employer [and spouse] for the two most recent-years;

[ ] Other **Internal Revenue Service** documents (please specify): ______________________.

[ ] **Bank**, **brokerage** and other statements of **securities** holdings, certificates of deposit, tax assessments, or appraisal reports issued by independent third parties to Client, dated within three months of the date of this Letter;
[ ] A **consumer or credit report** from at least one of the nationwide consumer reporting agencies indicating Client's liabilities, dated within three months of the date of this Letter;
[ ] Other documents (please specify): ____.

We have not conducted any other investigation or inquiries of Client and have not determined whether the above documents were accurately prepared, agree with source documents, were properly filed or otherwise.

By rendering this letter, we do not intend to waive any attorney-client privilege, as applicable. This letter is limited to the matters set forth herein and speaks only as of the date hereof. Nothing may be inferred or implied beyond the matters expressly contained herein. This letter may be relied upon by you and only in connection with an offering under Rule 506(c) and only for ninety (90) days from the date of this letter. This letter may not be used, quoted from, referred to or relied upon by you or by any other person for any other purpose, nor may copies be delivered to any other person, without in each instance our express prior written consent. We assume no obligation to update this letter.

CERTIFIER:

By:______________________ Name:______________________ Title:____________

EXHIBIT D

Joinder to Shareholders' Agreement

This JOINDER (the "Joinder") to the Shareholders Agreement (the "Agreement") of Newsmax Inc. (the "Company"), by and among the Company and the shareholders of the Company signatory thereto, is made and entered into as of ________________, 2024, by the undersigned (the "Holder"). Capitalized terms used herein but not otherwise defined shall have the meanings set forth in the Agreement.

WHEREAS, on the date hereof, the Holder has acquired shares of Series B Convertible Preferred Stock, par value $0.001 per share (the "Preferred Stock") of the Company, and the Agreement and the Company requires the Holder, as a holder of such Preferred Stock, to become a party to the Agreement, and the Holder agrees to do so in accordance with the terms hereof.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Joinder hereby agree as follows:

1. Agreement to be Bound. The Holder hereby (i) acknowledges that it has received and reviewed a complete copy of the Agreement and (ii) agrees that upon execution of this Joinder, it shall become a party to the Agreement and shall be fully bound by, and subject to, all of the covenants, terms and conditions of the Agreement as though an original party thereto and shall be deemed, and is hereby admitted as, as a "Shareholder" for all purposes thereof and entitled to all the rights and obligations incidental thereto.

2. Counterparts. This Joinder may be executed in separate counterparts each of which shall be an original and all of which taken together shall constitute one and the same agreement.

3. Governing Law; Forum Selection; Waiver of Jury Trial. Sections 18, 19, and 20 of the Agreement are hereby incorporated by reference into this Joinder.

4. Descriptive Headings. The descriptive headings of this Joinder are inserted for convenience only and do not constitute a part of this Joinder.

HOLDER:

____
Name:

Exhibit B

Purchase Agreement

PURCHASE AGREEMENT

This PURCHASE AGREEMENT (this "**Agreement**"), is made as of [ ], 2024, by and among Newsmax Inc., a Florida corporation (the "**Company**"), and the purchasers hereto (each a "**Purchaser**" and collectively, the "**Purchasers**").

RECITALS

WHEREAS, the Company has determined to engage in an offering under Rule 506(c) of Regulation D under the Securities Act (as defined below) that permits general solicitation or general advertising in an offering of securities.

WHEREAS, the Company is offering up to thirty thousand (30,000) shares (the "**Shares**") of its Series B Convertible Preferred Stock (the "**Series B Preferred Stock**") at a purchase price of five thousand dollars ($5,000) per Share, for an aggregate of up to one hundred fifty million dollars ($150,000,000) in gross proceeds to the Company, in each case, as may be further increased pursuant to Section 1.3 hereof (the "**Offering**"). At the Company's sole discretion, the Maximum Amount may be increased by up to fifty percent (50%), for an aggregate of two hundred twenty-five million dollars ($225,000,000) in gross proceeds to the Company (the "**Maximum Amount**").

WHEREAS, the minimum investment by each Purchaser shall be five thousand dollars ($5,000), or one (1) Share.

AGREEMENT

NOW, THEREFORE, for and in consideration of the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Purchase and Sale of Preferred Stock.

1.1 Sale and Issuance of Preferred Stock.

(a) The Company has adopted and filed with the Secretary of State of the State of Florida a Certificate of Designation with respect to the Shares in the form of Exhibit B attached hereto (the "**Series B COD**").

(b) Subject to the terms and conditions of this Agreement, each Purchaser agrees to purchase, and the Company agrees to sell and issue to each Purchaser at the Closing (as defined below), that number of shares of Series B Preferred Stock set forth opposite such Purchaser's name on Exhibit A, at a purchase price of $5,000 per Share (the "**Purchase Price**").

1.2 Closing; Delivery.

(a) The initial purchase and sale of the Shares offered shall take place as proceeds are received and accepted by the Company, remotely via the exchange of documents and signatures, on the date hereof, or at such other time and place as the Company determines

(which time and place are designated as the "**Initial Closing**"). In the event there is more than one closing, (i) the term "**Closing**" shall apply to the Initial Closing and each such subsequent closing unless otherwise specified and (ii) the time and place of each such subsequent closing shall be determined by the Company in its sole discretion.

(b) At each Closing, the Company shall deliver to each Purchaser, or cause to be registered in book-entry form with its transfer agent, a certificate representing the Shares being purchased by such Purchaser at such Closing, against payment of the Purchase Price therefor by check payable to the Company, by wire transfer to a bank account designated by the Company, or any combination thereof. The purchase price received by the Company prior to a Closing shall be held in an escrow account at Wilmington Trust, National Association (the "**Escrow Agent**") and shall not be released from such account and become available to the Company until satisfaction of all of the conditions to the applicable Closing set forth in Sections 4.1 through 4.5, inclusive.

1.3 Sale of Additional Shares. After the Initial Closing, the Company may from time to time sell, on the same terms and conditions as those contained in this Agreement, additional Shares (the "**Additional Shares**"), up to a total not to exceed the Maximum Amount (subject to appropriate adjustment in the event of any stock dividend, forward or reverse stock split, combination or recapitalization affecting the Securities), at the sole discretion of the Company, to one or more purchasers (the "**Additional Purchasers**"); provided that each Additional Purchaser shall become a party to the Transaction Documents (as defined below), by executing and delivering a counterpart signature page to each of the Transaction Documents to which it is to become a party. Thereafter, each Additional Purchaser shall be deemed a "**Purchaser**" for all purposes hereunder. No action or consent by the Purchasers shall be required for such joinder to this Agreement by such Additional Purchasers, so long as each such Additional Purchaser has agreed in writing to be bound by all of the obligations as a "Purchaser" hereunder. Exhibit A to this Agreement shall be updated to reflect the number of Additional Shares purchased at each such Closing and the parties purchasing such Additional Shares.

1.4 Use of Proceeds. In accordance with the directions of the Company's Board of Directors, the Company will use the net proceeds from the sale of the Shares as set forth in the PPM (as defined below).

1.5 Defined Terms Used in this Agreement. In addition to the terms defined above, the following terms used in this Agreement shall be construed to have the meanings set forth or referenced below.

(a) "**Affiliate**" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person.

(b) "**Capital Stock**" means (a) shares of Common Stock and Preferred Stock (whether now outstanding or hereafter issued in any context), (b) Conversion Securities, and (c) equity securities of the Company issued or issuable upon exercise or conversion, as applicable, of stock options, warrants or other convertible securities of the Company, in each case now owned or subsequently acquired by any Purchaser, or their respective successors or permitted transferees

or assigns. For purposes of calculating the number of shares of Capital Stock held by a Purchaser (or any other calculation based thereon) for purposes of this Agreement, all Shares shall be deemed to have been converted into Conversion Securities at the then-applicable conversion ratio.

(c) "**Certificate of Incorporation**" means the Certificate of Incorporation of the Company, as may be amended, restated or otherwise modified from time to time, including the Existing Certificates of Designation.

(d) "**Code**" means the Internal Revenue Code of 1986, as amended.

(e) "**Common Stock**" means the Company's Class A Common Stock and Class B Common Stock, par value $0.001 per share.

(f) "**Company Intellectual Property**" means all patents, patent applications, trademarks, trademark applications, service marks, service mark applications, tradenames, copyrights, trade secrets, domain names, mask works, information and proprietary rights and processes, similar or other intellectual property rights, subject matter of any of the foregoing, tangible embodiments of any of the foregoing, and licenses in, to and under any of the foregoing, as are necessary to the Company in the conduct of the Company's business as now conducted and as presently proposed to be conducted.

(g) "**Competitor**" means a Person engaged, directly or indirectly (including through any partnership, limited liability company, corporation, joint venture or similar arrangement (whether now existing or formed hereafter)), in a business competitive with the business of the Company.

(h) "**Conversion Securities**" means the Class B Common Stock of the Company issuable upon the conversion of the Series B Preferred Stock.

(i) "**Exchange Act**" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(j) "**Existing Certificates of Designation**" means, collectively, the Series A Certificate of Designation, Series A-1 Certificate of Designation, Series A-2 Certificate of Designation and Series A-3 Certificate of Designation.

(k) "**Knowledge**" including the phrase "**to the Company's knowledge**" shall mean the actual knowledge of the Chief Executive Officer of the Company after reasonable inquiry.

(l) "**Material Adverse Effect**" means any event, occurrence, fact, condition or change that individually or in the aggregate has had, or would reasonably be expected to have, a material adverse effect on (i) the business, assets (including intangible assets), liabilities, financial condition, property, prospects or results of operations of the Company or (ii) on the ability of the Company to consummate the transactions contemplated by this Agreement and the other Transaction Documents or on the Company's ability to perform its obligations hereunder and thereunder.

(m) "**Person**" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

(n) "**PPM"** means the Company's amended and restated private placement memorandum dated as of October 9, 2024.

(o) "**Preferred Stock**" means the Company's Series A Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock and Series B Preferred Stock, each with a par value $0.001 per share.

(p) "**Purchaser**" means each of the Purchasers who are initially a party to this Agreement, any Additional Purchaser who becomes a party to this Agreement pursuant to Subsection 1.3, and any one of them, as the context may require.

(q) "**Qualified IPO**" means an initial public offering of capital stock the Company, including without limitation, a public offering of securities pursuant to Regulation A promulgated under the Securities Act.

(r) "**SEC**" means the U.S. Securities and Exchange Commission.

(s) "**Securities Act**" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(t) "**Series A Certificate of Designation**" means that certain Certificate of Designation of Series A Convertible Preferred Stock, filed with the Secretary of State of the State of Florida on April 24, 2024 (as amended, restated or otherwise modified from time to time).

(u) "**Series A-1 Certificate of Designation**" means that certain Certificate of Designation of Series A-1 Convertible Preferred Stock, filed with the Secretary of State of the State of Florida on April 24, 2024 (as amended, restated or otherwise modified from time to time).

(v) "**Series A-2 Certificate of Designation**" means that certain Certificate of Designation of Series A-2 Convertible Preferred Stock, filed with the Secretary of State of the State of Florida on April 24, 2024 (as amended, restated or otherwise modified from time to time).

(w) "**Series A-3 Certificate of Designation**" means that certain Certificate of Designation of Series A-2 Convertible Preferred Stock, filed with the Secretary of State of the State of Florida on April 24, 2024 (as amended, restated or otherwise modified from time to time).

(x) "**Shareholders Agreement**" means the Shareholders Agreement, by and among the Company and its shareholders, as amended, restated or otherwise modified from time to time.

(y) "**Transaction Documents**" means this Agreement, the Series B COD, the Registration Rights Agreement, Shareholders Agreement, and the Subscription Booklet relating to the Offering.

2. Representations and Warranties of the Company. The Company hereby represents and warrants to each Purchaser that the following representations are true and complete as of the date hereof and will be true and complete as of the date of each Closing, except as otherwise indicated herein.

2.1 Organization, Good Standing, Corporate Power and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida and has all requisite corporate power and authority to carry on its business as presently conducted and as proposed to be conducted. The Company is duly qualified to transact business and is in good standing in the state in which it maintains its principal place of business and in each other jurisdiction in which it is required to be so qualified, except where the failure to so qualify would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

2.2 Capitalization.

(a) The authorized capital of the Company consists, immediately prior to the Initial Closing, of: (A) 80,000 shares of Common Stock, of which (i) 20,000 shares have been designated Class A Common Stock and (ii) 60,000 shares have been designated Class B Common Stock and (B) 65,929.44 shares of Preferred Stock, of which (i) 646 shares have been designated Series A Preferred Stock, (ii) 1,223 shares have been designated Series A-1 Preferred Stock, (iii) 2,647 shares have been designated Series A-2 Preferred Stock, (iv) 1,413.44 shares have been designated Series A-3 Preferred Stock, and (v) 60,000 shares have been designated as Class B Preferred Stock, each with a par value of $0.001 per share. All issued and outstanding shares of capital stock of the Company have been duly authorized and validly issued, are fully paid and are nonassessable and are not subject to preemptive rights (other than those that have or will be validly waived on or prior to the Closing).

(b) As of the date hereof, the Company has reserved 240 shares of Class B Common Stock for issuance of options (the "**Options**") to officers, directors, employees and consultants of the Company pursuant to its Equity Incentive Plan (the "**Stock Plan**") duly adopted by the Company's Board of Directors and approved by the holders of a majority of the issued and outstanding shares of Class A Common Stock of the Company. For the avoidance of doubt, the number of reserved shares of Class B Common Stock for issuance under the Stock Plan may be increased, decreased or otherwise adjusted in accordance with the Stock Plan and applicable law. Except for the Options and the Preferred Stock, as of the date hereof, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Company any equity interests in the Company, or securities convertible into or exchangeable or exercisable for such equity interests (other than those that have or will be validly waived on or prior to the Closing Date).

2.3 Subsidiaries. Except for Newsmax Broadcasting, LLC, Crown Atlantic Insurance, LLC, Humanix Publishing, LLC, Medix Health LLC, ROI Media Strategies, LLC and

Newsmax Radio LLC (each, a "**Subsidiary**" and collectively, the "**Subsidiaries**"), the Company does not, as of the date hereof, have any other subsidiaries and does not currently own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, limited liability company, association, or other business entity. Each Subsidiary is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation.

2.4 Authorization. All corporate action required to be taken by the Company's Board of Directors and shareholders in order to authorize the Company to enter into the Transaction Documents, and to issue the Shares at each Closing, including the Initial Closing, and the Conversion Securities issuable upon conversion of the Shares, has been taken or will be taken prior to each applicable Closing. All action on the part of the officers of the Company necessary for the execution and delivery of the Transaction Documents, the performance of all obligations of the Company under the Transaction Documents to be performed as of each Closing, and the issuance and delivery of the Shares has been taken or will be taken prior to such Closing. The Transaction Documents, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

2.5 Valid Issuance of Shares. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Transaction Documents, the Certificate of Incorporation, or applicable state and federal securities laws, and liens or encumbrances created by or imposed by a Purchaser. Assuming the accuracy of the representations of the Purchasers in Section 3 of this Agreement and subject to the filings described in Subsection 2.6 below, the Shares will be issued in compliance with all applicable federal and state securities laws. The Conversion Shares have been duly and validly reserved for issuance and, upon issuance, in accordance with the terms of the COD, the Conversion Securities will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Transaction Documents, applicable federal and state securities laws and liens or encumbrances created by or imposed by a Purchaser. Based in part upon the representations of the Purchasers in Section 3 of this Agreement, and subject to Subsection 2.6 below, the Conversion Securities will be issued in compliance with all applicable federal and state securities laws.

2.6 Governmental Consents and Filings. Assuming the accuracy of the representations made by the Purchasers in Section 3 of this Agreement, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority is required on the part of the Company in connection with the consummation of the transactions contemplated by this Agreement, except for (a) the filing of the COD, which will have been filed as of the Initial Closing and (b) filings by the Company pursuant to Regulation D of the Securities Act, and applicable state securities laws, which have been made or will be made in a timely manner.

2.7 Litigation. Other than as set forth in the PPM, there is no material claim, action, suit, proceeding, arbitration or investigation or regulatory or governmental inquiry pending or, to the Company's knowledge, currently threatened in writing or otherwise overtly threatened against the Company. To the Company's knowledge, the Company is not named as subject to the provisions of any material order, writ, injunction, judgment or decree of any court or government agency or instrumentality.

2.8 Intellectual Property. The Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all material Company Intellectual Property without any conflict with, or infringement of, the rights of others. To the Company's knowledge, no product or service marketed or sold (or proposed to be marketed or sold) by the Company violates or will violate any license or infringes or will infringe any intellectual property rights of any other party. Other than with respect to commercially available software products under standard end-user object code license agreements, there are no material outstanding options, licenses, agreements, claims, encumbrances or shared ownership interests of any kind relating to the Company Intellectual Property, nor is the Company bound by or a party to any options, licenses or agreements of any kind with respect to the patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, proprietary rights and processes of any other Person. The Company has obtained and possesses valid licenses to use all of the software programs present on the computers and other software-enabled electronic devices that it owns or leases or that it has otherwise provided to its employees for their use in connection with the Company's business. To the Company's knowledge, each employee and consultant has assigned to the Company all intellectual property rights he or she owns that are related to the Company's business as now conducted and as presently proposed to be conducted.

2.9 Compliance with Other Instruments and Law. The Company is not in violation, breach or default (a) of any provisions of its Certificate of Incorporation, the Series B COD or Bylaws, (b) of any instrument, judgment, order, writ or decree, (c) under any credit agreement, loan, note, indenture, mortgage or other debt instrument or agreement, (d) under any material lease, agreement, contract, agreement or purchase order to which it is a party or by which it is bound, except for any such violations, breaches or defaults which, individually or in the aggregate, would not have a Material Adverse Effect. The Company is currently in compliance, and has in the past complied, with all provisions of federal, state and other statutes, rules, regulations or laws applicable to the Company, except for any such violations which, individually or in the aggregate, would not have a Material Adverse Effect. The execution, delivery and performance of the Transaction Documents and the consummation of the transactions contemplated by the Transaction Documents will not result in any violation, breach or default (a) of any provision of the Certificate of Incorporation, the Series B COD or Bylaws, (b) of any instrument, judgment, order, writ or decree, (c) under any credit agreement, loan, note, indenture, mortgage or other debt instrument or agreement, (d) under any material lease, agreement, contract, agreement or purchase order to which the Company is a party or by which it is bound, or (e) of any provision of federal, state or other statute, rule, regulation or law applicable to the Company, except as would not, individually or in the aggregate, have a Material Adverse Effect.

2.10 Rights of Registration. The Conversion Securities shall not be registered upon issuance and are subject to Rule 144 under the Securities Act, however they may have such registration rights with regard to future registrations of the Company's securities pursuant to the

Securities Act but not including any offering of the Company's securities pursuant to Regulation A utilizing Form 1-A or registrations on Form S-4 or Form S-8 or similar successor forms as provided in the Registration Rights Agreement, in the form attached hereto as Exhibit C.

2.11 Property. Except as disclosed in the Financial Statements, the property and assets that the Company owns are free and clear of all mortgages, deeds of trust, liens, loans and encumbrances, except for statutory liens for the payment of current taxes that are not yet delinquent, liens granted to the lenders under the Company's existing line of credit, liens granted to cash flow financing providers, and any other liens or encumbrances that, in the aggregate, are immaterial in nature and arose in the ordinary course of business and that do not and will not materially impair the Company's ownership or use of its property or assets or have a Material Adverse Effect. With respect to the property and assets it leases, the Company is in compliance in all material respects with such leases and holds a valid leasehold interest free of any liens, claims or encumbrances other than those of the lessors of such property or assets. The Company does not own any real property.

2.12 Tax Returns and Payments. There are no federal, state, county, local or foreign taxes due and payable by the Company which have not been timely paid, except as would not, individually or in the aggregate, have a Material Adverse Effect. There are no material accrued and unpaid federal, state, country, local or foreign taxes of the Company which are due, whether or not assessed or disputed. There have been no material examinations or audits of any tax returns or reports by any applicable federal, state, local or foreign governmental agency currently pending or that have occurred in the last three years. The Company has duly and timely filed all material federal, state, county, local and foreign tax returns required to have been filed by it and there are in effect no waivers of applicable statutes of limitations with respect to taxes for any year.

2.13 Financial Statements. The Company has included as exhibits to the PPM, a copy of the audited consolidated financial statements of the Company and notes thereto as of and for the year ended December 31, 2022 ("**Company Audited Financial Statements**") and a copy of the balance sheet and summary income statement of the Company as of and for the year ended ending December 31, 2023 ("**Company Unaudited Balance Sheet**") (collectively, the Company Audited Financial Statements and the Company Unaudited Balance Sheet shall be referred to herein as the "**Financial Statements**"). The Financial Statements have been prepared in accordance with U.S. generally accepted accounting principles ("**GAAP**") applied on a consistent basis throughout the periods indicated. The Financial Statements fairly present in all material respects the financial condition and operating results of the Company as of the dates, and for the periods, indicated therein. Except as set forth in the Financial Statements, the Company has no material liabilities or obligations, contingent or otherwise, other than (i) liabilities, obligations and commitments incurred in connection with the operation of the Company's business in the ordinary course of business subsequent to December 31, 2023; and (ii) liabilities and obligations of a type or nature not required under GAAP to be reflected in the Financial Statements, and which, in all such cases, individually and in the aggregate, would not have a Material Adverse Effect. The Company maintains and will continue to maintain a standard system of accounting established and administered in accordance with GAAP.

2.14 Absence of Certain Changes. Since December 31, 2023, there has not been any change in the assets, liabilities, financial condition or operating results of the Company from

that reflected in the Financial Statements, except changes in the ordinary course of business that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Material Adverse Effect.

2.15 Permits. The Company has all franchises, permits, licenses and any similar authority necessary for the conduct of its business, except as would not, individually or in the aggregate, have a Material Adverse Effect. The Company is not in default in any material respect under any of such franchises, permits, licenses or other similar authority.

2.16 Books and Records. The books of account and other financial records of the Company (1) are accurate, complete, and correct in all material respects; (2) accurately and fairly reflect all transactions and dispositions of assets in all material respects; and (3) have been maintained in accordance with sound business practices in all material respects, including the maintenance of adequate internal accounting controls, which, without limitation, are reasonably designed to provide assurance that transactions are executed as documented in the books of account and other financial records, and that access to assets (including disposition of assets) is permitted only in accordance with management's general or specific authorization.

2.17 Data Privacy. In connection with its collection, storage, transfer and/or use of any personally identifiable information from any individuals, including, without limitation, any customers, prospective customers, employees and/or other third parties (collectively "**Private Information**"), the Company is and has been in compliance in all material respects with all applicable laws in all relevant jurisdictions, the Company's privacy policies and the requirements of any contract or codes of conduct to which the Company is a party or to which it is subject. The Company takes all steps reasonably necessary (including implementing and monitoring compliance with technical, organizational and administrative security measures) to protect Private Information against loss and against unauthorized access, use, modification, disclosure or other misuse. In the past three (3) years, there has been no modification, disclosure or other misuse of, nor to the Company's knowledge, any unauthorized access to any Private Information, nor has there been any breach in security of any of the information systems used to store or otherwise process any Private Information. The Company is not subject to any material complaints, lawsuits, proceedings, audits, investigations or claims by any private party, the Federal Trade Commission, any state attorney general or similar state official, or any other governmental authority, foreign or domestic, regarding its collection, use, storage, disclosure, transfer or maintenance of any Private Information and, to the Company's knowledge, there are no such complaints, lawsuits, proceedings, audits, investigations or claims pending or threatened in writing or otherwise overtly threatened.

2.18 Employment Matters.

(a) The Company is not a party to, or bound by, any collective bargaining or other agreement with a labor organization representing any of its employees. There has not been, nor, to the knowledge of the Company, has there been any threat of, any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor activity or dispute affecting the Company.

(b) Except as disclosed in the Financial Statements, all persons employed by the Company are employees at will and there are no contracts between the Company and any employee of the Company, including employment agreements, loans or promissory notes, change in control agreements, stay agreements or separation pay agreements.

(c) Except as disclosed herein or in the Financial Statements, there are no long term incentive arrangements, stock options, stock appreciation rights, bonus agreements or stock purchase plans or other equity related grants ("**Equity Grants**") of any kind in favor of any employees of the Company.

(d) The Company is in compliance in all material respects with all applicable laws pertaining to employment and employment practices (including the WARN Act) to the extent they relate to employees of the Company; and there are no actions, suits, claims, investigations or other legal proceedings against the Company pending, or to the knowledge of the Company, threatened in writing or otherwise overtly threatened to be brought or filed, by or with any governmental authority or arbitrator in connection with the employment of any current or former employee of the Company, including, without limitation, any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay or any other employment related matter arising under applicable laws.

2.19 Insurance. The Company maintains insurance with reputable insurers in such amounts and with such coverages as the Company has reasonably determined to be prudent in accordance with industry standards. All such insurance policies currently maintained are in full force and effect on the date of this Agreement and all premiums due on all insurance policies have been paid, except as would not, individually or in the aggregate, have a Material Adverse Effect. There are no material outstanding unpaid claims under any such insurance policies, and the Company has not received any refusal of coverage under such insurance policies nor has it been notified of any reservation of rights by any insurance carrier with respect to any claim under such insurance policies.

2.20 Investment Company. The Company is not, and after giving effect to the issuance of the Shares and the application of the proceeds therefrom as contemplated by this Agreement, will not be an "investment company" within the meaning of the Investment Company Act of 1940, as amended, nor will the Company be required to register as an "investment company" under the Investment Company Act of 1940, as amended.

3. Representations and Warranties of the Purchasers. Each Purchaser hereby represents and warrants to the Company, severally and not jointly, that as of the date hereof and as of the date of each Closing at which such Purchaser acquires Shares pursuant hereto:

3.1 Authorization; Enforceability. If Purchaser is an entity, Purchaser is duly organized or formed, as the case may be, validly existing and in good standing under the laws of its jurisdiction of organization or formation, as the case may be. Such Purchaser has full power and authority to enter into the Transaction Documents to which it is a party. Such Transaction Documents, when executed and delivered by the Purchaser, will constitute valid and legally binding obligations of the Purchaser, enforceable in accordance with their terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any

other laws of general application affecting enforcement of creditors' rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

3.2 Compliance with Other Instruments and Law. Purchaser is not in violation, breach or default (a) of any provisions of its governing documents, (b) of any instrument, judgment, order, writ or decree, (c) under any credit agreement, loan, note, indenture, mortgage or other debt instrument or agreement, (d) under any material lease, agreement, contract, agreement or purchase order to which it is a party or by which it is bound, except for any such violations, breaches or defaults which, individually or in the aggregate, would not have a Material Adverse Effect. Purchaser is currently in compliance, and has in the past complied, with all provisions of federal, state and other statutes, rules, regulations or laws applicable to the Company, except for any such violations which, individually or in the aggregate, would not have a Material Adverse Effect. The execution, delivery and performance of the Transaction Documents and the consummation of the transactions contemplated by the Transaction Documents will not result in any material violation, breach or default (a) of any provision of its governing documents, (b) of any instrument, judgment, order, writ or decree, (c) under any credit agreement, loan, note, indenture, mortgage or other debt instrument or agreement, (d) under any material lease, agreement, contract, agreement or purchase order to which Purchaser is a party or by which it is bound, or (e) of any provision of federal, state or other statute, rule, regulation or law applicable to Purchaser.

3.3 Purchase for Own Account; Knowledge of Investment and its Risks.

(a) This Agreement is made with the Purchaser in reliance upon the Purchaser's representation to the Company, which by the Purchaser's execution of this Agreement, the Purchaser hereby confirms, that the Shares to be acquired by the Purchaser will be acquired for investment for the Purchaser's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof in violation of federal, state or other applicable securities laws, and that the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, the Purchaser further represents that the Purchaser does not presently have any contract, undertaking, agreement or arrangement with any Person to sell, transfer or grant participations to such Person or to any third Person, with respect to any of the Shares. The Purchaser has not been formed for the specific purpose of acquiring the Shares.

(b) Purchaser has knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of Purchaser's purchase of the Shares. Purchaser understands that an investment in the Company represents a high degree of risk and there is no assurance that the Company's business or operations will be successful. Purchaser has considered carefully the risks attendant to an investment in the Company, and that, as a consequence of such risks, Purchaser could lose Purchaser's entire investment in the Company.

3.4 Disclosure of Information. The Purchaser has received a copy of and reviewed the PPM and has access to the Company's Financial Statements, has had an opportunity to discuss the Company's business, management, financial affairs and the terms and conditions of the Offering with the Company's management, and has reviewed and considered the Risk Factors

set forth in the PPM. Purchaser further represents that Purchaser has had an opportunity to ask questions of, and receive answers from, the Company regarding the business, properties, prospects and financial condition of the Company. All such questions have been answered to Purchaser's full satisfaction. In entering into this Agreement, Purchaser relied solely upon the results of its own independent investigation and verification and the Company's statements, representations, warranties, or agreements expressly contained in this Agreement. Other than as set forth above, Purchaser has not relied upon the Company's any placement agents' or any other person's statement, representation, warranty or agreement in entering into this Agreement. The Purchaser has consulted his, her or its own legal, tax, financial, investment and other advisors in connection with such Purchaser's execution and delivery of this Agreement to the extent such Purchaser has deemed appropriate and such Purchaser's investment in the Shares to be acquired by such Purchaser pursuant to this Agreement, and acknowledges that the Company is giving no such legal, tax, financial or investment advice to the Purchaser.

3.5 Restricted Securities. The Purchaser understands that the Shares have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the Purchaser's representations as expressed herein. The Purchaser understands that the Shares are "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Purchaser may be required to hold the Shares indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available. Except as provided under the Registration Rights agreement contemplated herein, the Purchaser acknowledges that the Company has no obligation to register or qualify the Shares for resale. The Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Shares, and on requirements relating to the Company which are outside of the Purchaser's control, and which the Company may not be able to satisfy. The Purchaser understands that this offering is not intended to be part of a public offering, and that the Purchaser will not be able to rely on the protection of Section 11 of the Securities Act.

3.6 No Public Market. The Purchaser understands that no public market now exists for the Shares, and that the Company has made no assurances that a public market will ever exist for the Shares.

3.7 Legends. The Purchaser understands that the Shares may be notated with one or all of the following legends:

> "THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL OR OTHER EVIDENCE REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION

IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933, AS AMENDED."

(a) Any other legend set forth in, or required by, this Agreement or any other Transaction Document.

(b) Any legend required by the securities laws of any state to the extent such laws are applicable to the Shares represented by the certificate, instrument, or book entry so legended.

3.8 Accredited Investor. The Purchaser is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act. The Purchaser acknowledges that he/she/it will be required to provide verification of their accredited investor status.

3.9 Disqualification Events. No "bad actor" disqualification event is applicable to the Purchaser or, to the Purchaser's knowledge, any Person, with respect to such Purchaser as an "issuer" for purposes of Rule 506 promulgated under the Securities Act, listed in the first paragraph of Rule 506(d)(1), except for a disqualification event as to which Rule 506(d)(2)(ii–iv) or (d)(3), is applicable.

3.10 General Solicitation. Purchaser acknowledges that this offering is being made in reliance on the provision by the SEC that permits general solicitation or general advertising in an offering under Rule 506(c) based on the Securities and Exchange Commission Rule dated July 24, 2013 titled: "Eliminating the Prohibition against General Solicitation and General Advertising in Rule 506 and Rule 144A Offerings."

3.11 Residence. If the Purchaser is an individual, then the Purchaser resides in the state or province identified in the address of the Purchaser set forth on Exhibit A. If the Purchaser is a partnership, corporation, limited liability company or other entity, then the Purchaser's principal place of business is in the state or province identified in the address of the Purchaser set forth on Exhibit A.

3.12 Reliance by the Company. Purchaser acknowledges that the Company will be relying on the representations and warranties of the Investor made above for purposes of compliance with all applicable securities laws and any applicable exemptions from registration requirements thereunder, and otherwise, and consents to the Company's reliance on such representations and warranties.

3.13 Anti-Money Laundering Matters. The Purchaser is in all material respects compliance with all applicable provisions of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "**USA Patriot Act**"), the U.S. Bank Secrecy Act (the "**BSA**") and any other anti-money laundering laws and applicable regulations adopted to implement the provisions of such laws and applicable to the Purchaser, including, if applicable, policies and procedures that can be reasonably expected to detect and cause the reporting of transactions under Section 5318 of the BSA. Neither the Purchaser, nor any holder of any beneficial interest in the Shares (each a "**Beneficial Owner**") is or will be:

(a) a person or entity listed in the Annex to Executive Order 13224 (2001) issued by the President of the United States (Executive Order Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism), which is posted on the website of the U.S. Department of Treasury (http://www.treas.gov);

(b) named on the List of Specially Designated Nationals and Blocked Persons maintained by the U.S. Office of Foreign Assets Control (OFAC), which is posted on the website of the U.S. Department of Treasury (http://www.treas.gov);

(c) a Designated National as defined in the Cuban Assets Control Regulations, 31 CFR Part 515;

(d) a Foreign Shell Bank;

(e) a person resident in or whose subscription funds are transferred from or through an account in a Non-Cooperative Jurisdiction; or

(f) a person resident in a jurisdiction designated by the U.S. Secretary of the Treasury under Sections 311 or 312 of the USA Patriot Act as warranting special measures due to money-laundering concerns.

The Purchaser agrees to promptly notify the Company of any material change in any information affecting this representation and warranty. Neither the Purchaser nor any Beneficial Owner is a senior foreign political figure, which means a current or former senior official in the executive, legislative, administrative, military, or judicial branches of a foreign government (whether or not elected), a senior official of a major foreign political party, or a senior executive of a foreign government-owned commercial enterprise. This restriction on senior foreign political figures also applies to any immediate family member of such figure (a spouse, parent, sibling, child, or a spouse's parent, sibling or child) or close associate of such figure (a person who is publicly known to maintain, or who actually maintains, a close personal or professional relationship with such individual). No portion of the purchase price: (i) does or will originate from, nor will it be routed through, an account maintained at a Foreign Shell Bank, an "offshore bank", or a bank organized or chartered under the laws of a Non-Cooperative Jurisdiction, (ii) has been or will be derived from, or related to, any activity that is deemed criminal under applicable law, or (iii) causes or will cause the Company, or any of its affiliates to be in violation of the BSA, the U.S. Money Laundering Control Act of 1986 or the U.S. International Money Laundering Abatement and Anti-Terrorism Financing Act of 2001. The Purchaser is not otherwise prohibited from investing in the Company pursuant to applicable anti-money laundering, anti-bribery and corruption, antiterrorist or asset or exchange control laws, regulations, rules or orders. The Purchaser acknowledges and agrees that if at any time it is discovered that any of the representations in this Subsection 3.13 are incorrect in any material respect, or if otherwise required by applicable law related to money laundering, anti-bribery and corruption, antiterrorism or asset or exchange controls and similar activities, the Company may, in its sole discretion, undertake appropriate actions to ensure compliance with applicable law, including but not limited to freezing, segregating or withdrawing the Purchaser's interest in the Company. The Purchaser agrees to provide to the Company any additional information or documentation that the Company reasonable deems necessary or appropriate to ensure compliance with all applicable laws

concerning money laundering, anti-bribery and corruption, antiterrorism or asset or exchange controls and similar activities. The Purchaser shall promptly notify the Company if any of the representations in this Subsection 3.13 cease to be true and accurate in any material respect.

4. Conditions to the Purchasers' Obligations at Closing. The obligations of each Purchaser to purchase Shares at the Initial Closing or any subsequent Closing, as applicable, are subject to the fulfillment, on or before such Closing, of each of the following conditions, unless otherwise waived:

4.1 Representations and Warranties. The representations and warranties of the Company contained in Section 2 shall be true and correct as of such Closing as if made on the date of such Closing, and, subsequent to the execution of this Agreement, no event, occurrence, fact, condition or change shall have occurred that individually or in the aggregate has had, or would reasonably be expected to have, a Material Adverse Effect with respect to the Company.

4.2 Performance. The Company shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Company on or before such Closing.

4.3 Qualifications. All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful issuance and sale of the Shares pursuant to this Agreement shall be obtained and effective as of such Closing.

4.4 Certificate of Designations. The Series B COD shall continue to be in full force and effect as of the Closing.

4.5 Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated at the Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to each Purchaser, and each Purchaser (or its counsel) shall have received all such counterpart original and certified or other copies of such documents as reasonably requested.

5. Conditions of the Company's Obligations at Closing. The obligations of the Company to sell Shares to any Purchasers at the Initial Closing or any subsequent Closing are subject to the fulfillment, on or before the Closing, of each of the following conditions, unless otherwise waived:

5.1 Representations and Warranties. The representations and warranties of such Purchaser contained in Section 3 shall be true and correct in all respects as of such Closing.

5.2 Performance. Such Purchaser shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by such Purchaser on or before each applicable Closing.

5.3 Qualifications. All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required to

be obtained by such Purchaser in connection with the lawful issuance and sale of the Shares pursuant to this Agreement shall be obtained and effective as of each applicable Closing.

6. "Market Stand-Off" Agreement.

(a) Agreement to Lock-Up. Each Purchaser hereby agrees that, in connection with a Qualified IPO of the Company, it will enter into a lock-up agreement in customary form and subject to customary exceptions pursuant to which such Purchaser will agree that it will not, during the period commencing on the date of the final prospectus or offering circular relating to a Qualified IPO and ending on the date specified by the managing underwriter or lead placement agent, not to exceed 180 days from the date of the final prospectus or offering circular relating to the Qualified IPO (unless reasonably requested by the managing underwriter or lead placement agent in order to accommodate regulatory restrictions on (1) the publication or other distribution of research reports, and (2) analyst recommendations and opinions, pursuant to any applicable the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto): (a) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Capital Stock held immediately prior to the effectiveness of the registration statement or offering statement for the Qualified IPO; or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Capital Stock, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of Capital Stock or other securities, in cash or otherwise. The foregoing provisions of this Section 6 shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement. The underwriters, placement agents and selling agents, if any, in connection with the Qualified IPO are intended third-party beneficiaries of this Section 6 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Purchaser agrees to execute such agreements as may be reasonably requested by the underwriters, placement agents or selling agents in the Qualified IPO that are consistent with this Section 6 or that are necessary to give further effect thereto.

(b) Stop Transfer Instructions. In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Shares of each Purchaser (and transferees and assignees thereof) until the end of such restricted period.

7. Confidentiality. Each Purchaser agrees that such Purchaser will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement or any of the other Transaction Documents, unless such confidential information (a) is known or becomes known to the public in general (other than as a result of a breach of this Section 7 by such Purchaser), (b) is or has been independently developed or conceived by the Purchaser without use of the Company's confidential information, or (c) is or has been made known or disclosed to the Purchaser by a third party without a breach of any obligation of confidentiality such third party may have to the Company; provided, however, that a Purchaser may disclose confidential information: (i) to its attorneys, accountants, consultants, and other professionals to the extent necessary to obtain their services in connection with monitoring its investment in the Company; (ii) to any existing Affiliate, partner, member, stockholder, or wholly owned subsidiary

of such Purchaser in the ordinary course of business, provided that such Purchaser informs such Person that such information is confidential and directs such Person to maintain the confidentiality of such information; or (iii) as may otherwise be required by law, provided that the Purchaser promptly notifies the Company of such disclosure and takes reasonable steps to minimize the extent of any such required disclosure.

8. Miscellaneous.

8.1 Survival of Warranties. Unless otherwise set forth in this Agreement, the representations and warranties of the Company and the Purchasers contained in or made pursuant to this Agreement shall not survive the execution and delivery of this Agreement and the Closing and shall in no way be affected by any investigation or knowledge of the subject matter thereof made by or on behalf of the Purchasers or the Company.

8.2 Successors and Assigns.

(a) The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(b) Any successor or permitted assignee of any Purchaser shall deliver to the Company and the Purchasers, as a condition to any transfer or assignment, a counterpart signature page hereto pursuant to which such successor or permitted assignee shall confirm their agreement to be subject to and bound by all of the provisions set forth in this Agreement that were applicable to the predecessor or assignor of such successor or permitted assignee.

8.3 Governing Law. This Agreement shall be governed by and construed in accordance with the internal law of the State of Florida. Any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in the federal courts of the United States or the courts of the State of Florida, and each party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or any proceeding in such courts and irrevocably waive and agree not to plead or claim in any such court that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

8.4 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

8.5 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

8.6 Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt, or (a) personal delivery to the party to be notified, (b) following written or electronic confirmation of delivery and receipt by the recipient, if sent by electronic mail (which sending by electronic mail shall promptly be followed by a copy sent by mail as provided in Section (c) below), (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid (which sending by mail shall promptly be followed by the sending of a copy by electronic mail as provided in clause (b) above), or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt (which sending by overnight courier shall be promptly be followed by the sending of a copy by electronic mail as provided in clause (b) above). All communications shall be sent to the respective parties at their addresses as set forth on Exhibit A, or to the principal office of the Company and to the attention of the Chief Executive Officer, in the case of the Company, or to such e-mail address, or address as subsequently modified by written notice given in accordance with this Subsection 8.6.

8.7 Fees. The parties acknowledge that the Company has entered into an Engagement Letter with Digital Offering LLC ("**Digital Offering**"), pursuant to which the Company shall pay to Digital Offering or its designees, with regard to sales of Shares sold in the Offering, a placement agent fee in cash equal to six percent (6%) and shall issue to Digital Offering a three-year warrant exercisable for a number of Shares equal to the quotient of (i) two percent (2%) of the dollar amount of all of the Shares sold by the Company in the Offering divided by (ii) the price per share paid by investors for Shares sold in the Offering. Each Purchaser agrees to indemnify and to hold harmless the Company from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which each Purchaser or any of its officers, employees or representatives is responsible.

8.8 Amendments and Waivers. Except as set forth in Subsection 1.3 of this Agreement, any term of this Agreement may be amended, terminated or waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the Company, and (a) the holders of at least a majority of the then-outstanding Shares, or (b) for an amendment, termination or waiver effected prior to the Initial Closing. Any amendment or waiver effected in accordance with this Subsection 8.8 shall be binding upon the Purchasers and each transferee of the Shares (or the Conversion Securities issuable upon conversion thereof), each future holder of all such securities, and the Company.

8.9 Nature of Purchasers' Obligations and Rights. The obligations of each Purchaser under this Agreement or any of the other Transaction Documents are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance of the obligations of any other Purchaser under this Agreement or any of the other Transaction Documents. Nothing contained herein or in any other Transaction Document, and no action taken by any Purchaser pursuant hereto or thereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or to create a presumption that the Purchasers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Agreement or any other Transaction Document. Each Purchaser confirms that it has independently participated in the negotiation of the

transactions contemplated hereby. All rights, powers and remedies provided to the Purchasers under this Agreement or otherwise available in respect thereof at law or in equity shall be cumulative and not alternative or exclusive, and the exercise or beginning of the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other rights, powers or remedies by such party or any other party.

8.10 Severability. In case any one or more of the provisions contained in this Agreement is for any reason held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, and such invalid, illegal, or unenforceable provision shall be reformed and construed so that it will be valid, legal, and enforceable to the maximum extent permitted by law.

8.11 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

8.12 Entire Agreement. This Agreement (including any Exhibits hereto), the Series B COD, the PPM and the other Transaction Documents constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

8.13 Waiver of Jury Trial. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SHARES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

8.14 Specific Performance. In addition to any and all other remedies that may be available at law in the event of any breach of this Agreement, the Company shall be entitled to specific performance of the agreements and obligations of the Purchaser hereunder and to such other injunction or other equitable relief as may be granted by a court of competent jurisdiction, without posting a bond or undertaking and without proof of damages and this being in addition to any other remedy to which the Company may be entitled at law or in equity.

[*Signature Pages Follow*]

IN WITNESS WHEREOF, the undersigned has executed this Purchase Agreement as of the date first written above.

COMPANY:

NEWSMAX INC.

By:____________________________________
Name: Christopher Ruddy
Title: Chief Executive Officer

Address:

750 Park of Commerce Drive, Suite 100
Boca Raton, FL 33487

PURCHASER SIGNATURE PAGE

By executing the Subscription Booklet, each Purchaser is deemed to have executed the Purchase Agreement.

EXHIBITS

Exhibit A		**SCHEDULE OF PURCHASERS**
Exhibit B	-	**CERTIFICATE OF DESIGNATION OF SERIES B CONVERTIBLE PREFERRED STOCK**
Exhibit C	-	**REGISTRATION RIGHTS AGREEMENT**

EXHIBIT A

SCHEDULE OF PURCHASERS

<u>EXHIBIT B</u>

CERTIFICATE OF DESIGNATION
OF
SERIES B CONVERTIBLE PREFERRED STOCK

<u>EXHIBIT C</u>

REGISTRATION RIGHTS AGREEMENT

Exhibit C

Registration Rights Agreement

REGISTRATION RIGHTS AGREEMENT

This Registration Rights Agreement (this "**Agreement**") is made and entered into as of [ ], 2024, by and between Newsmax Inc., a Florida corporation (the "**Company**"), and the investors set forth on Exhibit A of the Purchase Agreement (collectively, the "**Investors**" and, each individually, an "**Investor**").

WHEREAS, the Company and the Investors are parties to that certain Purchase Agreement, dated as of the date hereof (the "**Purchase Agreement**"), pursuant to which the Investor is purchasing shares of Series B Convertible Preferred Stock (as defined below) of the Company; and

WHEREAS, in connection with the consummation of the transactions contemplated by the Purchase Agreement, and pursuant to the terms of the Purchase Agreement, the parties hereto desire to enter into this Agreement in order to grant certain registration rights to the Investors as set forth below.

NOW, THEREFORE, in consideration of the foregoing and the mutual and dependent covenants hereinafter set forth, the parties hereto agree as follows:

1. Defined Terms. As used in this Agreement, the following terms shall have the following meanings:

"**Agreement**" has the meaning set forth in the preamble.

"**Commission**" means the Securities and Exchange Commission or any other federal agency administering the Securities Act and the Exchange Act at the time.

"**Common Stock**" means the Company's Class A Common Stock, par value $0.001 per share, and Class B Common Stock, par value $0.001 per share, and any other shares of stock issued or issuable with respect thereto (whether by way of a change in par value, stock dividend or stock split or in exchange for or upon conversion of such shares or otherwise in connection with a combination of shares, distribution, recapitalization, merger, consolidation, other corporate reorganization or other similar event with respect to the Common Stock).

"**Company**" has the meaning set forth in the preamble and includes the Company's successors by merger, acquisition, reorganization or otherwise.

"**Exchange Act**" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"**Governmental Authority**" means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or

quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of law), or any arbitrator, court or tribunal of competent jurisdiction.

"**Holder**" means the Investor, or any assignee of an Investor.

"**Investors**" has the meaning set forth in the preamble.

"**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

"**Prospectus**" means the prospectus or prospectuses included in any registration statement (including, without limitation, a prospectus that includes any information previously omitted from a prospectus filed as part of an effective registration statement in reliance on Rule 430A under the Securities Act or any successor rule thereto), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by such registration statement and by all other amendments and supplements to the prospectus, including post-effective amendments and all material incorporated by reference in such prospectus or prospectuses.

"**Registrable Securities**" means (a) the shares of Common Stock beneficially owned by the Investors upon conversion of the Series B Preferred Stock and (b) any shares of Common Stock issued or issuable with respect to any shares described in subsection (a) above by way of a stock dividend or stock split or in exchange for or upon conversion of such shares or otherwise in connection with a combination of shares, distribution, recapitalization, merger, consolidation, other reorganization or other similar event with respect to the Common Stock (it being understood that, for purposes of this Agreement, a Person shall be deemed to be a Holder of Registrable Securities whenever such Person has the right to then acquire or obtain from the Company any Registrable Securities, whether or not such acquisition has actually been effected). As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when (i) the Commission has declared a registration statement covering such securities effective and such securities have been disposed of pursuant to such effective registration statement, (ii) such securities are sold under circumstances in which all of the applicable conditions of Rule 144 under the Securities Act are met, (iii) such securities become eligible for sale pursuant to Rule 144 without volume or manner-of-sale restrictions and without the requirement for the Company to be in compliance with the current public information requirement under Rule 144(c)(1), (iv) such securities are otherwise transferred, or (v) such securities have ceased to be outstanding.

"**Rule 144**" means Rule 144 under the Securities Act or any successor rule thereto.

"**Securities Act**" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“**Selling Expenses**” means all underwriting discounts and selling commissions applicable to the sale of Registrable Securities.

“**Series B Preferred Stock**” means the Series B Preferred Stock, par value $0.001 per share, of the Company, issued in connection with the Purchase Agreement.

“**Purchase Agreement**” has the meaning set forth in the recitals.

Capitalized terms used herein without definition shall have the meanings set forth in the Purchase Agreement.

2. Piggyback Registration. Following the conversion of the Series B Preferred Stock into shares of Common Stock, if the Company proposes to file a registration statement under the Securities Act with respect to an offering for its own account (other than (i) a registration statement relating to an initial public offering of the Company on Form 1-A or Form S-1 (or any successor forms), (ii) a registration statement on Form S-8 (or any successor form) or any other registration statement relating solely to employee benefit plans, (iii) a registration statement on Form S-4 (or any successor form) or filed in connection with an exchange offer, or a transaction to which Rule 145 (or any successor provision) under the Securities Act applies, or (iv) an offering of newly issued securities of the Company being made on a pro rata basis solely to the Company’s existing shareholders), then the Company shall in each case give written notice of such proposed filing to the Holder as soon as practicable (but no later than fifteen (15) days) before the anticipated filing date, and such notice shall offer each Holder the opportunity to register such number of shares of Registrable Securities as such Holder may request. Each Holder desiring to have Registrable Securities included in such registration statement shall so advise the Company in writing within ten (10) business days after the date on which the Company’s notice is so given, setting forth the number of shares of Registrable Securities for which registration is requested, it being understood that the failure of any Holder to provide the Company with notice of its desire to have its Registrable Securities so included shall constitute a waiver of such Holder’s rights under this paragraph 2. If the Company’s offering is to be an underwritten offering, the Company shall, subject to the further provisions of this Agreement, use its reasonable best efforts to cause the managing underwriter or underwriters to permit the Holders of the Registrable Securities requested to be included in the registration for such offering to include such Registrable Securities in such offering on the same terms and conditions as any similar securities of the Company included therein. The right of each Holder to registration pursuant to this Section 2 in connection with an underwritten offering by the Company shall, unless the Company otherwise assents, be conditioned upon such Holder’s participation as a seller in such underwritten offering and its execution of an underwriting agreement in customary form with the managing underwriter or underwriters selected by the Company. Notwithstanding the foregoing, if the managing underwriter or underwriters of such offering advise the Company that the success of the offering would be materially and adversely affected by inclusion of the Registrable Securities requested to be included, then the Company shall include in such registration (i) first, the shares of Common Stock that the Company proposes to sell; (ii) second, (A) any shares of Common Stock issued

upon conversion of shares of Series A-1 Preferred Stock of the Company requested to be included therein by holders of Series A-1 Preferred Stock of the Company who have been granted registration rights pursuant to the subscription agreement, dated April 16, 2019, by and between Newsmax Media, Inc. and Naples Investment HoldCo, LLC (the "Series A-1 Preferred Stock Subscription Agreement"), (B) any shares of Common Stock issued upon conversion of shares of Series A-2 Preferred Stock of the Company requested to be included therein by holders of Series A-2 Preferred Stock of the Company who have been granted registration rights pursuant to the subscription agreement, dated July 3, 2019, by and between Newsmax Media, Inc. and Conyers Investments LLC (the "Series A-1 Preferred Stock Subscription Agreement"), and (C) the shares of Series A-3 Preferred Stock of the Company requested to be included therein by holders of Series A-3 Preferred Stock of the Company who have been granted registration rights pursuant to the subscription agreement, dated July 16, 2020, by and between Newsmax Media, Inc. and Naples Investment HoldCo, LLC (the "Series A-3 Preferred Stock Subscription Agreement"), (iii) third, shares of Common Stock requested to be included therein by holders of Registrable Securities, allocated pro rata among all such Holders on the basis of the number of Registrable Securities owned by each such Holder; and (iv) fourth, the shares of Common Stock requested to be included therein by other holders of Common Stock other than holders of Registrable Securities, allocated pro rata among all such holders on the basis of the number of shares of Common Stock owned by each such Holder.

3. Registration Procedures. Pursuant to Section 2, the Company shall use its reasonable best efforts to effect the registration of the offer and sale of such Registrable Securities under the Securities Act in accordance with the intended method of disposition thereof, and pursuant thereto the Company shall as soon as reasonably practicable and as applicable:

(a) prepare and file with the Commission a registration statement covering such Registrable Securities and use its reasonable best efforts to cause such registration statement to be declared effective;

(b) prepare and file with the Commission such amendments, post-effective amendments and supplements to such registration statement and the Prospectus used in connection therewith as may be necessary to keep such registration statement effective for a period of not less than twelve (12) months (or, in the case of a firm commitment underwritten offering, ninety (90) days), or if earlier, until all of such Registrable Securities have been disposed of and to comply with the provisions of the Securities Act with respect to the disposition of such Registrable Securities in accordance with the intended methods of disposition set forth in such registration statement;

(c) as soon as reasonably practicable before filing such registration statement, Prospectus or amendments or supplements thereto with the Commission, furnish to the Holder of such Registrable Securities copies of such documents proposed to be filed, which documents shall be subject to the review, comment and approval of such Holder's counsel;

(d) notify each selling Holder of Registrable Securities, promptly after the Company receives notice thereof, of the time when such registration statement has been declared effective or a supplement to any Prospectus forming a part of such registration statement has been filed with the Commission;

(e) furnish to each selling Holder of Registrable Securities such number of copies of the Prospectus included in such registration statement (including each preliminary Prospectus) and any supplement thereto (in each case including all exhibits and documents incorporated by reference therein), and such other documents as such Holder may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such seller;

(f) use its reasonable best efforts to register or qualify such Registrable Securities under such other securities or "blue sky" laws of such jurisdictions as any selling Holder reasonably requests and do any and all other acts and things which may be reasonably necessary or advisable to enable such Holders to consummate the disposition in such jurisdictions of the Registrable Securities owned by such Holders; provided, that the Company shall not be required to qualify generally to do business, subject itself to general taxation or consent to general service of process in any jurisdiction where it would not otherwise be required to do so;

(g) notify the Holders of Registrable Securities promptly of any request by the Commission for the amending or supplementing of such registration statement or Prospectus or for additional information;

(h) cooperate with the Holders of the Registrable Securities to facilitate the timely preparation and delivery of certificates representing the Registrable Securities to be sold pursuant to such registration statement or Rule 144 free of any restrictive legends and representing such number of shares of Common Stock and registered in such names as the Holders of the Registrable Securities may reasonably request a reasonable period of time prior to sales of Registrable Securities pursuant to such registration statement or Rule 144;

(i) take no direct or indirect action prohibited by Regulation M under the Exchange Act; provided, that, to the extent that any prohibition is applicable to the Company, the Company will take all reasonable action to make any such prohibition inapplicable;

(j) otherwise use its reasonable best efforts to take all other steps necessary to effect the registration of such Registrable Securities contemplated hereby; and

(k) in connection with an underwritten offering, the Company will enter into such customary agreements (including underwriting and lock-up agreements in customary form) and take all such other customary actions as the Holders of such Registrable Securities or the managing underwriter of such offering reasonably request in order to facilitate the intended disposition of the Registrable Securities.

4. Expenses. All expenses incurred by the Company in complying with its obligations pursuant to this Agreement and in connection with the registration and disposition of Registrable Securities shall be paid by the Company, including, without limitation, all (i) registration and filing fees (including, without limitation, any fees relating to filings required to be made with, or the listing of any Registrable Securities on, any securities exchange or over-the-counter trading market on which the Registrable Securities are listed or quoted); (ii) expenses of any audits incident to or required by any such registration; (iii) fees and expenses of complying with securities and "blue sky" laws (including, without limitation, fees and disbursements of counsel for the Company in connection with "blue sky" qualifications or exemptions of the Registrable Securities); (iv) printing expenses; (v) messenger, telephone and delivery expenses; (vi) fees and expenses of the Company's counsel and accountants; and (vii) Financial Industry Regulatory Authority, Inc. filing fees (if any). In addition, the Company shall be responsible for all of its internal expenses incurred in connection with the consummation of the transactions contemplated by this Agreement (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties) and the expense of any annual audits. All Selling Expenses relating to the offer and sale of Registrable Securities registered under the Securities Act by a Holder pursuant to this Agreement shall be borne and paid by such Holder. In addition, each Holder of Registrable Securities shall be responsible for paying any stock transfer taxes applicable to the sale of Registrable Securities by such.

5. Indemnification. (a) The Company shall indemnify and hold harmless, to the fullest extent permitted by law, each Holder of Registrable Securities, such Holder's officers, directors, managers, members, partners, stockholders and Affiliates, each underwriter, broker or other Person acting on behalf of such Holder of Registrable Securities and each "controlling person" (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), if any, who controls any of the foregoing Persons, against all losses, claims, actions, damages, liabilities and expenses, joint or several, to which any of the foregoing Persons may become subject under the Securities Act or otherwise, insofar as such losses, claims, actions, damages, liabilities or expenses arise out of or are based upon any untrue or alleged untrue statement of a material fact contained in any registration statement, Prospectus, preliminary Prospectus, free writing prospectus (as defined in Rule 405 under the Securities Act or any successor rule thereto) or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, preliminary Prospectus or free writing prospectus, in light of the circumstances under which they were made) not misleading; and shall reimburse such Persons for any legal or other expenses reasonably incurred by any of them in connection with investigating or defending any such loss, claim, action, damage or liability, except insofar as the same are caused by or contained in any information furnished in writing to the Company by such Holder expressly for use therein or by such Holder's failure to deliver a copy of the Registration Statement, Prospectus, preliminary Prospectus, free writing prospectus (as defined in Rule 405 under the Securities Act or any successor rule thereto) or any amendments or supplements thereto (if the same was required by applicable law to be so delivered) after the Company has furnished such holder with a sufficient

number of copies of the same prior to any written confirmation of the sale of Registrable Securities. This indemnity shall be in addition to any liability the Company may otherwise have.

(b) In connection with any registration in which a Holder of Registrable Securities is participating, each such Holder shall furnish to the Company in writing such information as the Company reasonably requests for use in connection with any such registration statement or Prospectus and, to the extent permitted by law, shall indemnify and hold harmless, the Company, each director of the Company, each officer of the Company who shall sign such registration statement, each underwriter, broker or other Person acting on behalf of the Holders of Registrable Securities and each "controlling person" (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act) who controls any of the foregoing Persons against any losses, claims, actions, damages, liabilities or expenses resulting from any untrue or alleged untrue statement of material fact contained in the registration statement, Prospectus, preliminary Prospectus, free writing prospectus (as defined in Rule 405 under the Securities Act or any successor rule thereto), information statement or offering circular or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, preliminary Prospectus or free writing prospectus, in light of the circumstances under which they were made) not misleading, but only to the extent that such untrue statement or omission is contained in any information so furnished in writing by such Holder; provided, that the obligation to indemnify shall be several, not joint and several, for each Holder and shall not exceed an amount equal to the net proceeds (after underwriting fees, commissions or discounts) actually received by such Holder from the sale of Registrable Securities pursuant to such registration statement. This indemnity shall be in addition to any liability the selling Holder may otherwise have.

(c) Promptly after receipt by an indemnified party of notice of the commencement of any action involving a claim referred to in this Section 5, such indemnified party shall, if a claim in respect thereof is made against an indemnifying party, give written notice to the latter of the commencement of such action. The failure of any indemnified party to notify an indemnifying party of any such action shall not (unless such failure shall have a material adverse effect on the indemnifying party) relieve the indemnifying party from any liability in respect of such action that it may have to such indemnified party hereunder. In case any such action is brought against an indemnified party, the indemnifying party shall be entitled to participate in and to assume the defense of the claims in any such action that are subject or potentially subject to indemnification hereunder, jointly with any other indemnifying party similarly notified to the extent that it may wish, with counsel reasonably satisfactory to such indemnified party, and after written notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be responsible for any legal or other expenses subsequently incurred by the indemnified party in connection with the defense thereof; provided, that, if (i) any indemnified party shall have reasonably concluded that there may be one or more legal or equitable defenses available to such indemnified party which are additional to or conflict with those available to the indemnifying party, or that such claim or litigation involves or could have an effect upon matters beyond the scope of the indemnity provided hereunder, or (ii) such action seeks an

injunction or equitable relief against any indemnified party or involves actual or alleged criminal activity, the indemnifying party shall not have the right to assume the defense of such action on behalf of such indemnified party without such indemnified party's prior written consent (but, without such consent, shall have the right to participate therein with counsel of its choice) and such indemnifying party shall reimburse such indemnified party and any "controlling person" of such indemnified party for that portion of the fees and expenses of any counsel retained by the indemnified party which is reasonably related to the matters covered by the indemnity provided hereunder. If the indemnifying party is not entitled to, or elects not to, assume the defense of a claim, it shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. In such instance, the conflicting indemnified parties shall have a right to retain one separate counsel, chosen by the Holders of a majority of the Registrable Securities included in the registration, at the expense of the indemnifying party.

(d) If the indemnification provided for hereunder is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, claim, damage, liability or action referred to herein, then the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amounts paid or payable by such indemnified party as a result of such loss, claim, damage, liability or action in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statements or omissions which resulted in such loss, claim, damage, liability or action as well as any other relevant equitable considerations; provided, that the maximum amount of liability in respect of such contribution shall be limited, in the case of each Holder of Registrable Securities, to an amount equal to the net proceeds (after underwriting fees, commissions or discounts) actually received by such seller from the sale of Registrable Securities effected pursuant to such registration. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The parties agree that it would not be just and equitable if contribution pursuant hereto were determined by pro rata allocation or by any other method or allocation which does not take account of the equitable considerations referred to herein. No Person guilty or liable of fraudulent misrepresentation within the meaning of Section 11(f) of the Securities Act shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

6. Participation in Underwritten Registrations. No Person may participate in any registration hereunder which is underwritten unless such Person (a) agrees to sell such Person's securities on the basis provided in any underwriting arrangements approved by the Person or Persons entitled hereunder to approve such arrangements and (b) completes and executes all questionnaires, powers

of attorney, indemnities, underwriting agreements and other documents required under the terms of such underwriting arrangements.

7. Rule 144 Compliance. With a view to making available to the Holders of Registrable Securities the benefits of Rule 144 and any other rule or regulation of the Commission that may at any time permit a Holder to sell securities of the Company to the public without registration, the Company shall:

(a) make and keep public information available, as those terms are understood and defined in Rule 144, at all times after the Registration Date;

(b) use reasonable efforts to file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act, at any time after the Registration Date; and

(c) furnish to any Holder so long as the Holder owns Registrable Securities, promptly upon request, a written statement by the Company as to its compliance with the reporting requirements of Rule 144 and of the Securities Act and the Exchange Act, a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed or furnished by the Company as such Holder may reasonably request in connection with the sale of Registrable Securities without registration.

8. Termination. This Agreement shall terminate and be of no further force or effect when there shall no longer be any Registrable Securities outstanding; provided, that the provisions of Section 5 and Section 6 shall survive any such termination.

9. Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third (3rd) day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the addresses indicated in the Purchase Agreement.

10. Entire Agreement. This Agreement, together with the Purchase Agreement and other Transaction Documents (as defined in the Purchase Agreement), constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter. Notwithstanding the foregoing, in the event of any conflict between the terms and provisions of this Agreement and those of the Purchase Agreement or any other Transaction Document with respect to or relating to the registration rights provided for herein, the terms and conditions of this Agreement shall control.

11. Successor and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. The Company may assign this Agreement at any time in connection with a sale or acquisition of the Company, whether by merger, consolidation, sale of all or substantially all of the Company's assets, or similar transaction, without the consent of the Investor; provided, that the successor or acquiring Person agrees in writing to assume all of the Company's rights and obligations under this Agreement.

12. No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, under or by reason of this Agreement; provided, however, the parties hereto hereby acknowledge that the Persons set forth in Section 5 are express third-party beneficiaries of the obligations of the parties hereto set forth in Section 5.

13. Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

14. Amendment, Modification and Waiver. The provisions of this Agreement may only be amended, modified, supplemented or waived with the prior written consent of the Company and the Holders of a majority of the then outstanding Registrable Shares. No waiver by any party or parties shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. Except as otherwise set forth in this Agreement, no failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

15. Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

16. Remedies. Each Holder of Registrable Securities, in addition to being entitled to exercise all rights granted by law, including recovery of damages, shall be entitled to specific performance of its rights under this Agreement. The Company acknowledges that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Agreement and the Company hereby agrees to waive the defense in any action for specific performance that a remedy at law would be adequate.

17. Governing Law; Submission to Jurisdiction. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Florida without giving effect to any choice or conflict of law provision or rule (whether of the State of Florida or any other jurisdiction). Any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in the federal courts of the United States or the courts of the State of Florida, and each party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. Service of process, summons, notice or other document by mail to such party's address set forth herein shall be effective service of process for any suit, action or other proceeding brought in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or any proceeding in such courts and irrevocably waive and agree not to plead or claim in any such court that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

18. Waiver of Jury Trial. Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement or the transactions contemplated hereby. Each party to this Agreement certifies and acknowledges that (a) no representative of any other party has represented, expressly or otherwise, that such other party would not seek to enforce the foregoing waiver in the event of a legal action, (b) such party has considered the implications of this waiver, (c) such party makes this waiver voluntarily, and (d) such party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 18.

19. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

20. Further Assurances. Each of the parties to this Agreement shall, and shall cause their affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required to carry out the provisions hereof and to give effect to the transactions contemplated hereby.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first written above.

COMPANY

NEWSMAX INC.

By_____________________
Name:
Title:

INVESTORS

The Investors have executed a Subscription Booklet with the Company which provides, among other things, that by executing the Subscription Booklet, each Investor is deemed to have executed this Registration Rights Agreement in all respects.

Exhibit D

Articles of Incorporation

FLORIDA DEPARTMENT OF STATE
Division of Corporations

April 18, 2024

CORPORATE ACCESS, INC.

,

The Articles of Incorporation for NEWSMAX, INC. were filed on April 15, 2024 and assigned document number P24000026872. Please refer to this number whenever corresponding with this office regarding the above corporation.

PLEASE NOTE: Compliance with the following procedures is essential to maintaining your corporate status. Failure to do so may result in dissolution of your corporation.

To maintain "active" status with the Division of Corporations, an annual report must be filed yearly between January 1st and May 1st beginning in the year following the file date or effective date indicated above. If the annual report is not filed by May 1st, a $400 late fee will be added. **It is your responsibility to remember to file your annual report in a timely manner.**

A Federal Employer Identification Number (FEI/EIN) will be required when this report is filed. Apply today with the IRS online at:

https://sa.www4.irs.gov/modiein/individual/index.jsp.

Should your corporate mailing address change, you must notify this office in writing, to insure important mailings such as the annual report notices reach you.

Should you have any questions regarding corporations, please contact this office at (850) 245-6052.

Genesis R Kersey, Regulatory Specialist II
New Filing Section

Letter Number: 924A00008509

Execution Version

ARTICLES OF INCORPORATION
OF
NEWSMAX, INC.

FIRST: The name of this corporation is **NEWSMAX INC.**, a Florida corporation.

SECOND: The address of the corporation's registered office in the State of Florida is, c/o Cogency Global Inc., 115 North Calhoun Street, Suite 4, Tallahassee, FL 32301. The name of the corporation's registered agent at such address is Cogency Global Inc. The physical and mailing address of the corporation is: 750 Park of Commerce Drive, Suite 100, Boca Raton, FL 33487.

THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the laws of the State of Florida.

FOURTH: The total number of shares of stock that the corporation is authorized to issue is (A) 80,000 shares of Common Stock, par value $0.001 per share, of which (i) 20,000 shares have been designated Class A Common Stock and (ii) 60,000 shares have been designated Class B Common Stock and (B) 65,929.44 shares of Preferred Stock, par value $0.001, of which (i) 646 shares have been designated Series A Preferred Stock, par value $0.001 (ii) 1,223 shares have been designated Series A-1 Preferred Stock, par value $0.001, (iii) 2,647 shares have been designated Series A-2 Preferred Stock, par value $0.001, (iv) 1,413.44 shares have been designated Series A-3 Preferred Stock, par value $0.001, and (v) 60,000 shares have been designated as Class B Preferred Stock.

The board of directors of the corporation is hereby expressly authorized to provide, out of the unissued shares of preferred stock, for one or more series of preferred stock and, with respect to each such series, to fix the number of shares constituting such series and the voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof. The powers, designations, preferences and relative, participating, optional, or other special rights of each series of preferred stock and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

FIFTH: The name and mailing address of the incorporator are: Darryle Burnham, c/o Newsmax Media, Inc., 750 Park of Commerce Drive, Suite 100, Boca Raton, FL 33487.

FILED
2024 APR 25 PM 5:15
SECRETARY OF STATE
TALLAHASSEE, FL

SIXTH: The Board of Directors shall have the power to adopt, amend, or repeal the bylaws.

SEVENTH: The election of directors need not be by written ballot unless the bylaws of the corporation shall so provide.

EIGHTH: No director shall be personally liable to the corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director, provided, that, the foregoing provisions of this Eighth Article shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 628.391 of the Florida Business Corporation Act, or (iv) for

any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Eighth Article shall apply to or have any effect on the liability or alleged liability of any director of the corporation for or with respect to any acts of omissions of such director occurring prior to such amendment.

NINTH: The corporation shall, to the fullest extent legally permissible under the provisions of the Florida Business Corporation Act, as the same may be amended and supplemented, indemnify any person who was or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director or officer of the corporation, against expenses (including attorney's fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with any action, suit, or proceeding if the person acted in good faith and in manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. Such indemnification or advancement of expenses provided by, or granted pursuant to, Section 607.0850 of the Florida Business Corporation Act, shall not be deemed exclusive of any other rights to which those Indemnified may be entitled under any bylaw, agreement or resolution adopted by the board of directors.

TENTH: The corporation shall not be governed by or subject to Section 607.0901 of the Florida Business Corporation Act.

IN WITNESS WHEREOF, the undersigned, being the incorporator herein before named, has executed, signed and acknowledged these Articles of Incorporation this __ day of April, 2024.

____
Darryle Burnham, Incorporator

FILED
2024 APR 15 PM 5:15
SECRETARY OF STATE
TALLAHASSEE, FL

Having been named as registered agent to accept service of process for the above stated corporation at the place designated in this certificate, I am familiar with and accept the appointment as registered agent and agree to act in this capacity.

____________________ Asst. Sec. 4/12/2024

Exhibit E

Bylaws

Final Version

BYLAWS

OF

NEWSMAX, INC.

(A FLORIDA CORPORATION)

NEWSMAX, INC.

BY LAWS

TABLE OF CONTENTS

Page Number

NEWSMAX, INC.

BYLAWS

ARTICLE I

OFFICES

Section 1.1 Registered Office. The registered office of **NEWSMAX, INC.,** a Florida corporation (the "Company"), shall be located in the State of Florida, unless otherwise designated by the Board of Directors.

Section 1.2 Other Offices. The Company may also have offices at such other places, either within or without the State of Florida, as the Board of Directors of the Company (the "Board of Directors") may determine from time to time or as the business of the Company may require.

ARTICLE II

MEETINGS OF STOCKHOLDERS

Section 2.1 Place. All annual meetings of stockholders shall be held at such place, within or without the State of Florida, as may be designated by the Board of Directors and stated in the notice of the meeting or in a duly executed waiver of notice thereof. Special meetings of stockholders may be held at such place, within or without the State of Florida, and at such time as shall be stated in the notice of the meeting or in a duly executed waiver of notice thereof.

Section 2.2 Time of Annual Meeting. Annual meetings of stockholders shall be held on such date and at such time fixed, from time to time, by the Board of Directors, provided that there shall be an annual meeting held every year at which the stockholders shall elect a Board of Directors and transact such other business as may properly be brought before the meeting.

Section 2.3 Call of Special Meetings. Special meetings of the stockholders shall be held if called by the Board of Directors, the President, or if the holders of not less than twenty-five percent (25%) of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting sign, date, and deliver to the Secretary one or more written demands for the meeting describing the purpose or purposes for which it is to be held.

Section 2.4 Conduct of Meetings. The Chairperson of the Board (or in his or her absence, the President or such other designee of the Chairperson of the Board) shall preside at the annual and special meetings of stockholders and shall be given full discretion in establishing the rules and procedures to be followed in conducting the meetings, except as otherwise provided by law or in these Bylaws.

Section 2.5 Notice and Waiver of Notice. Except as otherwise provided by law, written or printed notice stating the place, day and hour of the meeting and, in the case of a

special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten (10) nor more than sixty (60) days before the day of the meeting, either personally or by first-class mail, by or at the direction of the President, the Secretary, or the officer or person calling the meeting, to each stockholder of record entitled to vote at such meeting. If the notice is mailed at least thirty (30) days before the date of the meeting, it may be done by a class of United States mail other than first-class. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail addressed to the stockholder at his, her or its address as it appears on the stock transfer books of the Company, with postage thereon prepaid. Without limiting the manner by which notice otherwise may be given effectively to stockholders, notice of meetings may be given to stockholders by means of electronic transmission in accordance with applicable law. If a meeting is adjourned to another time and/or place, and if an announcement of the adjourned time and/or place is made at the meeting, it shall not be necessary to give notice of the adjourned meeting unless the Board of Directors, after adjournment, fixes a new record date for the adjourned meeting. Whenever any notice is required to be given to any stockholder, a waiver thereof in writing signed by the person or persons entitled to such notice, whether signed before, during or after the time of the meeting stated therein, and delivered to the Company for inclusion in the minutes or filing with the corporate records, shall be equivalent to the giving of such notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice. Attendance of a person at a meeting shall constitute a waiver of (a) lack of or defective notice of such meeting, unless the person objects at the beginning to the holding of the meeting or the transacting of any business at the meeting, or (b) lack of defective notice of a particular matter at a meeting that is not within the purpose or purposes described in the meeting notice, unless the person objects to considering such matter when it is presented.

Section 2.6 Business of Special Meeting. Business transacted at any special meeting shall be confined to the purposes stated in the notice thereof.

Section 2.7 Quorum. A majority of the issued and outstanding shares of Class A Common Stock, represented in person or by proxy, shall constitute a quorum at any meeting of stockholders. If less than a majority of the issued and outstanding shares of Class A Common Stock are represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. After a quorum has been established at any stockholders' meeting, the subsequent withdrawal of stockholders, so as to reduce the number of shares entitled to vote at the meeting below the number required for a quorum, shall not affect the validity of any action taken at the meeting or any adjournment thereof. Once a share is represented for any purpose at a meeting, it is deemed present for quorum purposes for the remainder of the meeting and for any adjournment of that meeting unless a new record date is or must be set for that adjourned meeting.

Section 2.8 Voting Per Share. Each outstanding share of Series A Convertible Preferred Stock, par value $0.001 per share, each outstanding share of Series A-1 Convertible Preferred Stock, par value $0.001 per share, each outstanding share of Series A-2 Convertible Preferred Stock, par value $0.001 per share, and each outstanding share of Series A-3 Convertible Preferred Stock, par value $0.001 per share, is entitled

to one (1) vote on each matter submitted to a vote at a meeting of the stockholders of the Company (or submitted for action by the stockholders by written consent without a meeting), as subject to adjustment pursuant to the Certificate of Designations of Series A Convertible Preferred Stock filed with the Secretary of State of the State of Florida, the Certificate of Designation of Series A-1 Convertible Preferred Stock filed with the Secretary of State of the State of Florida, the Certificate of Designation of Series A-2 Convertible Preferred Stock filed with the Secretary of State of the State of Florida, and the Certificate of Designation of Series A-3 Convertible Preferred Stock filed with the Secretary of State of the State of Florida, respectively, each as may be amended from time to time (collectively, the "Certificates of Designation"). Each outstanding share of Class A Common Stock, par value $0.001 per share, is entitled to one (1) vote on each matter submitted to a vote at a meeting of the stockholders of the Company (or submitted for action by the stockholders by written consent without a meeting). Except as otherwise required by law or as set forth in the Certificates of Designation, the holders of Series A Convertible Preferred Stock, holders of Series A-1 Convertible Preferred Stock, holders of Series A-2 Convertible Preferred Stock, holders of Series A-3 Convertible Preferred Stock and holders of Class A Common Stock shall vote together as a single class. Only shares of Series A Convertible Preferred Stock, Series A-1 Convertible Preferred Stock, Series A-2 Convertible Preferred Stock, Series A-3 Convertible Preferred Stock and Class A Common Stock have the right and power to vote or take any action by written consent. Each share of Class B Common Stock, par value $0.001 per share, and each share of Series B Convertible Preferred Stock, par value $0.001 per share, is non-voting and has no right or power to vote or to take action by written consent.

Section 2.9 Voting of Shares. Stockholders entitled to vote at any meeting of stockholders of the Company may vote either in person or by proxy.

Shares standing in the name of another corporation, domestic or foreign, may be voted by the officer, agent or proxy designated by the bylaws of the corporate stockholder or, in the absence of any applicable bylaw, by a person or persons designated by the board of directors of the corporate stockholder. In the absence of any such designation or, in the case of conflicting designations by the corporate stockholder, the chairperson of the board, the president, any vice president, the secretary and the treasurer of the corporate stockholder, in that order, shall be presumed to be fully authorized to vote the shares.

Shares held by an administrator, executor, guardian, personal representative, or conservator may be voted by him or it, either in person or by proxy, without a transfer of such shares into his or its name. Shares standing in the name of a trustee may be voted by him or it, either in person or by proxy, but no trustee shall be entitled to vote shares held by him or it without a transfer of such shares into his, her or its name or the name of his or its nominee.

Shares held by or under the control of a receiver, a trustee in bankruptcy proceedings, or an assignee for the benefit of creditors may be voted by such person without the transfer into his, her, or its name.

If shares stand of record in the names of two or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety or otherwise, or if two or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary of the Company is given notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, then acts with respect to voting shall have the following effect: (a) if only one votes, in person or by proxy, that act binds all; (b) if more than one vote, in person or by proxy, the act of the majority so voting binds all; (c) if more than one votes, in person or by proxy, but the vote is evenly split on any particular matter, each faction is entitled to vote the share or shares in question proportionately; or (d) if the instrument or order so filed shows that any such tenancy is held in unequal interest, a majority or a vote evenly split for purposes hereof shall be a majority or a vote evenly split in interest. The principles of this paragraph shall apply, insofar as possible, to execution of proxies, waivers, consents, or objections and for the purpose of ascertaining the presence of a quorum.

Section 2.10 **Manner of Action**. If a quorum is present, action on a matter (other than the election of directors) is approved if the votes cast favoring the action exceed the votes cast opposing the action, unless a greater or lesser number of affirmative votes is required by the Articles of Incorporation or by laws.

Section 2.11 **Proxies**. Any stockholder of the Company, other person entitled to vote on behalf of a stockholder pursuant to law, or attorney-in-fact for such persons may vote the stockholder's shares in person or by proxy. Any stockholder of the Company may appoint a proxy to vote or otherwise act for him or it by signing an appointment form, either personally or by his or its attorney-in- fact. An electronic, photographic, photostatic, portable document format (.pdf) or equivalent reproduction of an appointment form, shall be deemed a sufficient appointment form.

An appointment of a proxy is effective when received by the Secretary of the Company or such other officer or agent authorized to tabulate votes, and shall be valid for up to 3 years, unless a longer period is expressly provided in the appointment form.

The death or incapacity of the stockholder appointing a proxy does not affect the right of the Company to accept the proxy's authority unless notice of the death or incapacity is received by the secretary or other officer or agent authorized to tabulate votes before the proxy exercises his or its authority under the appointment.

An appointment of a proxy is revocable by the stockholder unless the appointment is coupled with an interest.

Section 2.12 **Stockholder List**. After fixing a record date for a meeting of stockholders, the Company shall prepare an alphabetical list of the names of all its stockholders who are entitled to notice of the meeting, arranged by voting group with the address of each, and the number and class and series, if any, of shares held by each. The stockholders' list must be available for inspection by any stockholder for a period of ten (10) days prior to the meeting or such shorter time as exists between the record date and the

meeting and continuing through the meeting at the Company's principal office, at a place identified in the meeting notice in the city where the meeting will be held, or at the office of the Company's transfer agent or registrar. Any stockholder of the Company or his, her or its agent or attorney is entitled on written demand to inspect the stockholders' list (subject to the requirements of law), during regular business hours and at his, her or its expense, during the period it is available for inspection. The Company shall make the stockholders' list available at the meeting of stockholders, and any stockholder or his, her or its agent or attorney is entitled to inspect the list at any time during the meeting or any adjournment.

Section 2.13 **Action Without Meeting**. Any action required by law to be taken at a meeting of stockholders, or any action that may be taken at a meeting of stockholders, may be taken without a meeting or notice if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted with respect to the subject matter thereof, and such consent shall have the same force and effect as a vote of stockholders taken at such a meeting.

Section 2.14 **Fixing Record Date**. For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend, or in order to make a determination of stockholders for any other proper purposes, the Board of Directors may fix in advance a date as the record date for any such determination of stockholders, such date in any case to be not more than sixty (60) days, and, in case of a meeting of stockholders, not less than ten (10) days, prior to the date on which the particular action requiring such determination of stockholders is to be taken. If no record date is fixed for the determination of stockholders entitled to notice of or to vote at a meeting of stockholders, or stockholders entitled to receive payment of a dividend, the date on which the notice of the meeting is mailed or the date on which the resolutions of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of stockholders. When a determination of stockholders entitled to vote at any meeting of stockholders has been made as provided in this Section 14, such determination shall apply to any adjournment thereof, except where the Board of Directors fixes a new record date for the adjourned meeting or as required by law.

Section 2.15 **Inspectors and Judges**. The Board of Directors in advance of any meeting may, but need not, appoint one or more inspectors of election or judges of the vote, as the case may be, to act at the meeting or any adjournment(s) thereof. If any inspector or inspectors, or judge or judges, are not appointed, the person presiding at the meeting may, but need not, appoint one or more inspectors or judges. In case any person who may be appointed as an inspector or judge fails to appear or act, the vacancy may be filled by the Board of Directors in advance of the meeting, or at the meeting by the person presiding thereat. The inspectors or judges, if any, shall determine the number of shares of stock outstanding and the voting power of each, the shares of stock represented at the meeting, the existence of a quorum, the validity and effect of proxies, and shall receive votes, ballots and consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate votes, ballots and consents, determine the result, and do

such acts as are proper to conduct the election or vote with fairness to all stockholders. On request of the person presiding at the meeting, the inspector or inspectors or judge or judges, if any, shall make a report in writing of any challenge, question or matter determined by him or them, and execute a certificate of any fact found by him or them.

Section 2.16 Voting for Directors. Unless otherwise provided in the Articles of Incorporation or the Certificates of Designation, directors will be elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present.

Section 2.17 Stockholders' Agreements. Two or more stockholders of the Company may provide for the manner in which they will vote their shares by signing an agreement for that purpose, subject to the applicable requirements of the Florida Business Corporation Act ("FBCA").

ARTICLE III

DIRECTORS

Section 3.1 Number, Election and Term. The Board of Directors shall initially have three (3) directors. The number of directors may be increased or decreased from time to time by resolution of the holders of a majority of the issued and outstanding shares of Class A Common Stock ("Majority-in-Interest"), but no decrease shall have the effect of shortening the terms of any incumbent directors.

Each member of the Board of Directors shall hold office until a successor is elected and qualified, or until his earlier resignation, removal from office or death. Each director must be a natural person at least eighteen (18) years of age, but need not be a resident of the State of Florida or a stockholder of the Company. Any director may be removed at any time, with or without cause, at a special meeting of the stockholders called for that purpose.

Section 3.2 Resignation; Removal; Vacancies. A director may resign at any time by giving written notice to the Company, the Board of Directors or its Chairperson. The resignation of any director shall take effect when the notice is delivered unless the notice specifies a later effective date, in which event the Board of Directors may fill the pending vacancy before the effective date if they provide that the successor does not take office until the effective date.

Any director, or the entire Board of Directors, may be removed, with or without cause, by action of the stockholders holding a Majority-in-Interest. Any vacancy occurring in the Board of Directors, including any vacancy created by reason of an increase in the number of directors, may be filled by the affirmative vote of a Majority-in-Interest. A director elected to fill a vacancy shall hold office only until the next election of directors by the stockholders.

Section 3.3 Powers. All corporate powers shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under the direction of, the Board of Directors.

Section 3.4 **Place of Meetings**. Meetings of the Board of Directors, regular or special, may be held either within or without the State of Florida. If no designation is made, the place of the meeting shall be the principal office of the Company in Florida.

Section 3.5 **Annual Meeting**. The first meeting of each newly elected Board of Directors shall be held, without call or notice, immediately following each annual meeting of stockholders.

Section 3.6 **Regular Meetings**. Regular meetings of the Board of Directors may also be held without notice at such time and at such place as shall from time to time be determined by the Board of Directors.

Section 3.7 **Special Meetings and Notice**. Special meetings of the Board of Directors may be called by the Chairperson of the Board, the President, or any director. Written notice of special meetings of the Board of Directors shall be given to each director at least forty-eight (48) hours before the n:ieeting. Except as required by statute, neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting. Notices to directors shall be in writing and delivered personally or mailed to the directors at their addresses appearing on the books of the Company. Notice by mail shall be deemed to be given at the time when the same shall be received. Notice to directors may also be given by telegram, cablegram, or other electronic transmission. Notice of a meeting of the Board of Directors need not be given to any director who signs a written waiver of notice before, during or after the meeting. Attendance of a director at a meeting shall constitute a waiver of notice of the meeting and a waiver of any and all objections to the place of the meeting, the time of the meeting and the manner in which it has been called or convened, except when a director states, at the beginning of the meeting or promptly upon arrival at the meeting, any objection to the transaction of business because the meeting is not lawfully called or convened.

Section 3.8 **Quorum; Required Vote; Presumption of Assent**. The presence of a majority of the Board of Directors shall be necessary and sufficient to constitute a quorum for the transaction of business at any meeting of the Board of Directors; provided, however, that whenever, for any reason, a vacancy occurs in the Board of Directors, a quorum shall consist of a majority of the remaining directors until the vacancy has been filled. The act of a majority of the directors present at a meeting at which a quorum is present when the vote is taken shall be the act of the Board of Directors. A director of the Company who is present at a meeting of the Board of Directors or a committee of the Board of Directors when corporate action is taken shall be presumed to have assented to the action taken, unless he or she objects at the beginning of the meeting, or promptly upon his or her arrival, to holding the meeting or transacting specific business at the meeting, or he or she votes against or abstains from the action taken.

Section 3.9 **Action Without Meeting**. Any action required or permitted to be taken at a meeting of the Board of Directors or a committee thereof may be taken without a meeting if a consent in writing, setting forth the action taken, is signed by all of the members of the Board of Directors or the committee, as the case may be, and such consent shall have

the same force and effect as a unanimous vote at a meeting. Action taken under this section is effective when the last director signs the consent, unless the consent specifies a different effective date. A consent signed under this Section 9 shall have the effect of a meeting vote and may be described as such in any document

Section 3.10 **Conference Telephone or Similar Communications Equipment Meetings**. Members of the Board of Directors may participate in a meeting of the Board of Directors by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other at the same time. Participation in such a meeting shall constitute presence in person at the meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground the meeting is not lawfully called or convened.

Section 3.11 **Committees**. The Board of Directors, by resolution adopted by a majority of the full Board of Directors, may designate from among its members an executive committee and one or more other committees, each of which, to the extent provided in such resolution, shall have and may exercise all of the authority of the Board of Directors in the business and affairs of the Company except where the action of the full Board of Directors is required by statute. Each committee must have two or more members who serve at the pleasure of the Board of Directors. The Board of Directors, by resolution adopted in accordance with this Article Three, may designate one or more directors as alternate members of any committee, who may act in the place and stead of any absent member or members at any meeting of such committee. Vacancies in the membership of a committee shall be filled by the Board of Directors at a regular or special meeting of the Board of Directors. The executive committee shall keep regular minutes of its proceedings and report the same to the Board of Directors when required. The designation of any such committee and the delegation thereto of authority shall not operate to relieve the Board of Directors, or any member thereof, of any responsibility imposed upon it, him or her by law.

Section 3.12 **Compensation of Directors**. Each director or member of a committee of the Board of Directors may be paid expenses, if any, of attendance at each meeting of the Board of Directors or committee thereof, as applicable, and may be paid a fixed sum for attendance at each meeting of the Board of Directors or committee thereof, as applicable, as may from time to time be determined by action of the Board of Directors. No such payment shall preclude any director from serving the Company in any other capacity and receiving compensation therefor.

Section 3.13 **Chairperson of the Board**. The Board of Directors may, in its discretion, choose a Chairperson of the Board. If designated, the Chairperson shall preside over all meetings of the Board of Directors and the stockholders and shall have such other duties as may be prescribed by the Board of Directors.

ARTICLE IV

OFFICERS

Section 4.1 **Positions; Election; Term**. The officers of the Company shall consist of a President, a Secretary and a Treasurer, and may also consist of one or more Vice

Presidents, a Chairperson of the Board, a Chief Executive Officer, a Chief Financial Officer, a Chief Operating Officer, and such other officers or assistant officers as may be deemed necessary by the Board of Directors, each of whom shall be elected by the Board of Directors at the first meeting of the directors immediately following the annual meeting of stockholders of the Company, and shall serve until their respective successors are chosen and qualified. Any two (2) or more offices may be held by the same person.

Section 4.2 **Salaries**. The salaries of all officers of the Company to be elected by the Board of Directors shall be fixed from time to time by the Board of Directors or pursuant to its discretion.

Section 4.3 **Resignation; Vacancies**. Any officer or agent elected or appointed by the Board of Directors may be removed, with or without cause, by the Board of Directors. Any vacancy occurring in any office of the Company by death, resignation, removal or otherwise shall be filled by the Board of Directors. Any officer of the Company may resign from his or her respective office or position by delivering notice to the Company. Such resignation is effective when delivered unless the notice specifies a later effective date. If a resignation is made effective at a later date and the Company accepts the future effective date, the Board of Directors may fill the pending vacancy before the effective date if the Board of Directors provides that the successor does not take office until the effective date.

Section 4.4 **President**. The President shall be a chief executive officer of the Company and ·shall have general and active management of the business and affairs of the Company subject to the directions of the Board of Directors or the Chief Executive Officer, if any.

Section 4.5 **Secretary**. The Secretary shall have custody of and maintain all of the corporate records except the financial records; shall record the minutes of all meetings of the stockholders and Board of Directors, send out all notices of meetings and perform such other duties as may be prescribed by the Board of Directors, the Chief Executive Officer, if any, or the President.

Section 4.6 **Treasurer**. The Treasurer shall have custody of all corporate funds and financial records, shall keep full and accurate accounts of receipts and disbursements and render accounts at the annual meetings of stockholders and whenever else required by the Board of Directors or the President, and shall perform such other duties as may be prescribed by the Board of Directors, the Chief Executive Officer, if any, or the President.

Section 4.7 **Vice President**. The Board of Directors may designate one or more Vice Presidents of the Company and assign their order of seniority. Each Vice President shall have such powers and perform such duties as may be assigned to him or her from time to time by the Board of Directors, the Chief Executive Officer, if any, or the President.

Section 4.8 **Chief Executive Officer**. The Board of Directors may designate a Chief Executive Officer. If designated, the Chief Executive Officer shall exercise duties

usually vested in the chief executive officer of a corporation and perform such other duties as may be assigned from time to time by the Board of Directors.

Section 4.9 Chief Financial Officer. The Board of Directors may designate a Chief Financial Officer. If designated, the Chief Financial Officer shall actively manage and direct the financial affairs of the Company and undertake all other responsibilities and duties set forth by the Board of Directors from time to time.

Section 4.10 Chief Operating Officer. The Board of Directors may designate a Chief Operating Officer. If designated, the Chief Operating Officer shall actively manage the operational affairs of the Company and undertake all other responsibilities and duties set forth by the Board of Directors from time to time.

Section 4.11 Other Officers, Employees and Agents. Each and every other officer, employee and agent of the Company shall possess, and may exercise, such power and authority, and shall perform such duties, as may from time to time be assigned to him or it by the Board of Directors, the officer so appointing him or it and such officer or officers who may from time to time be designated by the Board of Directors to exercise such supervisory authority.

Section 4.12 Removal of Officers. Any officer or agent elected or appointed by the Board of Directors may be removed by the Board of Directors with or without cause whenever, in its judgment, the best interests of the Company will be served by such removal. Any vacancy in any office caused by removal of an officer or agent may be filled by the Board of Directors.

ARTICLE V

CERTIFICATES FOR SHARES

Section 5.1 Issue of Certificates. The Company shall deliver certificates representing all shares to which stockholders are entitled and such certificates shall be signed by the Chairperson of the Board, the President or a Vice President, and by the Secretary or an Assistant Secretary, or the Treasurer or any Assistant Treasurer of the Company, and may be sealed with the seal of the Company or an electronic copy thereof; provided, that the Board of Directors may determine that shares will be uncertificated. No certificate shall be issued for any share until the share is fully paid. Legends for Preferences and Restrictions on Transfer. The designations, relative rights, preferences and limitations applicable to each class of shares and the variations in rights, preferences and limitations determined for each series within a class (and the authority of the Board of Directors to determine variations for future series) shall be summarized on the front or back of each certificate. Alternatively, each certificate may state conspicuously on its front or back that the Company will furnish the stockholder a full statement of this information on request and without charge. Every certificate representing shares that are restricted as to the sale, disposition, or transfer of such shares shall also indicate that such shares are restricted as to transfer and there shall be set forth or fairly summarized upon the certificate, or the certificate shall indicate that the Company will furnish to any stockholder upon request and without charge, a full statement of such restrictions. If the Company

issues any shares that are not registered under the Securities Act of 1933, as amended, and registered or qualified under the applicable state securities laws, the transfer of any such shares shall be restricted substantially in accordance with the following legend:

> **"THESE SHARES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY APPLICABLE STATE LAW. THEY MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR PLEDGED WITHOUT (1) REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND ANY APPLICABLE STATE LAW, OR (2) AT HOLDER'S EXPENSE, AN OPINION (SATISFACTORY TO THE CORPORATION) OF COUNSEL (SATISFACTORY TO THE CORPORATION) THAT REGISTRATION IS NOT REQUIRED."**

Section 5.3 Electronic Signatures. The signatures of the Chairperson of the Board, the President or a Vice President and the Secretary or Assistant Secretary or Treasurer or Assistant Treasurer upon a certificate may be electronic signatures. In case any officer who has signed or whose electronic signature has been placed upon such certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the Company with the same effect as if he were that officer at the date of its issuance.

Section 5.4 Lost Certificates. The Board of Directors may direct a new certificate to be issued in place of any certificate previously issued by the Company alleged to have been lost, stolen, or destroyed, if the holder of record makes an affidavit of that fact. When authorizing such issue of a new certificate, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen, or destroyed certificate, or his, her or its legal representative, to give the Company a bond in such sum as it may direct as indemnity against any claim that may be made against the Company with respect to the certificate alleged to have been lost, stolen, or destroyed or to satisfy any other reasonable requirements imposed by the Board of Directors.

Section 5.5 Transfer of Shares. Upon surrender to the Company or the transfer agent of the Company of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the Company to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

Section 5.6 Registered Stockholders. The Company shall be entitled to recognize the exclusive rights of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Florida.

ARTICLE VI

GENERAL PROVISIONS

Section 6.1 Dividends. From time to time, the Board of Directors may declare and the Company may pay dividends on its outstanding shares in cash, property or its own shares pursuant to the Florida Business Corporation Act and subject to the provisions of the Articles of Incorporation.

Section 6.2 Reserves The Board of Directors may create by resolution a reserve or reserves out of earned surplus for any proper purpose or purposes, and may abolish any such reserve in the same manner.

Section 6.3 Checks. All checks or demands for money and notes of the Company shall be signed by such officer or officers or such other person or persons as the Board of Directors may designate from time to time.

Section 6.4 Fiscal Year. The fiscal year of the Company shall end on December 31st of each year, unless otherwise fixed by resolution of the Board of Directors.

Section 6.5 Seal. The corporate seal shall have inscribed thereon the name and state of incorporation of the Company. The seal may be used by causing it or an electronic copy thereof to be impressed or affixed or in any other manner reproduced.

Section 6.6 Gender. All pronouns used in these Bylaws in any gender shall extend to and shall include all other genders as the context may require.

ARTICLE VII

INDEMNIFICATION

To the fullest extent permitted under the law of the State of Florida, the Company shall have the power to indemnify, and shall indemnify, any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Company) by reason of the fact that the person is or was serving at the request of the Company as a director, officer, employee or agent of the Company, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit, or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful.

ARTICLE VIII

AMENDMENTS OF BYLAWS

Unless otherwise provided by law, these Bylaws may be altered, amended or repealed or new Bylaws may be adopted by action of the Board of Directors.

Exhibit F

Shareholders Agreement

SHAREHOLDERS AGREEMENT

This **SHAREHOLDERS AGREEMENT** is entered into and effective as of [ ], 2024, by and between **NEWSMAX INC.**, a Florida corporation (the "Company"), and the shareholders of the Company set forth on the signature pages to this Agreement (individually referred to as a "Shareholder" and collectively as the "Shareholders"). The Company and the Shareholders are sometimes referred to in this Agreement collectively as the "Parties" and individually as a "Party."

WHEREAS, as of the date hereof, the Company's authorized capital stock consists of: (a) 80,000 shares of common stock, par value $0.001 per share (the "Common Stock"), of which 20,000 shares are designated as "Class A Common Stock" and 60,000 shares are designated as "Class B Common Stock," and (b) 65,929.44 shares of Preferred Stock, of which (i) 646 are designated Series A Preferred Stock, (ii) 1,223 are designated Series A-1 Preferred Stock, (iii) 2,647 are designated Series A-2 Preferred Stock, (iv) 1,413.44 are designated Series A-3 Preferred Stock, and 60,000 are designated as Series B Preferred Stock, each with a par value of $0.001 per share (the "Preferred Stock," and together with the Common Stock, the "Capital Stock");

WHEREAS, the Shareholders acknowledge that the Shareholders do not have any preemptive rights, rights of first refusal, or similar rights with respect to shares of Capital Stock other than as may be included in this Agreement;

WHEREAS, each Shareholder owns, beneficially and of record, the number, class, and percentages of shares of Capital Stock (collectively, the "Shares") set forth opposite their respective names on Exhibit A hereto;

WHEREAS, prior to the date hereof, certain of the Shareholders and Newsmax Media, Inc., a Florida corporation ("Newsmax Media") were parties to that certain Stockholders Agreement, dated as of April 30, 2014 (as amended, restated, or otherwise modified, the "Existing Stockholders Agreement");

WHEREAS, on April 24, 2024, Newsmax Media entered into that certain Agreement and Plan of Merger with Newsmax Media Merger Sub, Inc., a wholly-owned subsidiary of the Company ("Merger Sub"), pursuant to which (i) Merger Sub merged with and into Newsmax Media, and Newsmax Media survived such merger, and (B) 100% of the issued and outstanding shares of Newsmax Media held by the stockholders of Newsmax Media have converted into the same corresponding number and class of shares of the Company; and

WHEREAS, the Shareholders desire to provide for continuity in and harmonious management of the affairs of the Company by providing certain restrictions on the right of the Shareholders to transfer their Shares and otherwise setting forth terms concerning the management of the Company as provided in this Agreement.

NOW THEREFORE, in consideration of the mutual covenants and conditions herein set forth, the Parties agree as follows:

1. **Restrictions on Transfer.** No Shareholder (including any transferee of any Shareholder) may transfer any Shares (or any other securities issued with respect to any Shares, whether by stock dividend, stock split, merger, exchange, reorganization, or otherwise) or any

interest in any Shares, whether voluntarily or by operation of law, except as expressly permitted by and in accordance with the provisions of this Agreement. As used in this Agreement, the term "transfer" means any transfer, sale, assignment, gift, pledge, exchange, encumbrance, or other disposition, whether direct or indirect, voluntary or involuntary.

2. **Rights of First Refusal**.

2.1 Qualified Offer; Rights of First Refusal. If a Shareholder (the "Selling Shareholder") receives a Qualified Offer (as herein defined) to purchase some or all of the Shares that the Selling Shareholder owns (the "Offered Shares") and the Selling Shareholder desires to accept the Qualified Offer, then the Selling Shareholder shall, before accepting the Qualified Offer, deliver written notice (the "Offer Notice") to the Company and to the Majority-in-Interest in the manner required by this Agreement, irrevocably offering to sell all (and not less than all) of the Offered Shares to the Company or, if not accepted by the Company, to the Majority-in-Interest at the Offered Price (as herein defined) and upon the terms and conditions contained in the Qualified Offer. The Offer Notice must contain a true and complete copy of the Qualified Offer and must set forth all of the terms and conditions of the Qualified Offer, including the name and address of the proposed transferee, the number of Shares sought to be transferred, and the purchase price offered for the Offered Shares (the "Offered Price").

2.2 Right of the Company. For a period of thirty (30) days after the Company receives an Offer Notice (the "First Offer Period"), the Company has the exclusive right, at the sole option of its Board of Directors, to purchase all (but not less than all) of the Offered Shares at the Offered Price and upon the terms and conditions contained in the Qualified Offer. If the Company elects to purchase all of the Offered Shares, the Company shall deliver to the Selling Shareholder and the Majority-in-Interest written notice of the Company's election before the First Offer Period ends.

2.3 Right of the Majority-in-Interest. If the Company does not exercise its right to purchase the Offered Shares within the First Offer Period, then the Company will be deemed to have waived its purchase rights under Section 2.2 and immediately shall deliver written notice (the "Refusal Notice") to the Majority-in-Interest that the Company is not exercising its right of first refusal under Section 2.2. Upon receipt of the Refusal Notice, the Majority-in-Interest has the exclusive right, at the Majority-in-Interest's sole option, for a period of thirty (30) days (the "Second Offer Period") following receipt of the Refusal Notice, to purchase all (but not less than all) of the Offered Shares at the Offered Price and upon the terms and conditions contained in the Qualified Offer. If the Majority-in-Interest elects to purchase the Offered Shares, then the Majority-in-Interest shall deliver to the Selling Shareholder written notice of the Majority-in-Interest's election before the Second Offer Period ends. If the Majority-in-Interest does not deliver such written notice of election to the Selling Shareholder within the Second Offer Period, the Majority-in-Interest will be deemed to have waived its purchase rights under this Section 2.3.

2.4 Purchase by the Company or Majority-in-Interest and Closing. If the Company or the Majority-in-Interest elects to purchase all of the Offered Shares, each shall provide in its written notice of such election a closing date and time, which closing will occur no later than sixty (60) days after the expiration of the Second Offer Period. The closing will be held at the Company's offices or at any other location designated by the purchaser(s). On the closing date,

the transferor shall, upon receipt of the consideration for the Shares being sold, transfer, assign, and deliver to the transferee certificates representing the Shares being transferred, together with such assignments separate from the certificates and such other documents and instruments as the transferee may reasonably request to properly and validly effectuate or evidence such transfer.

2.5 Right to Proceed with Sale. If the Company and the Majority-in-Interest do not elect, within the prescribed periods, to purchase all of the Offered Shares, then the Selling Shareholder may accept the Qualified Offer in whole (but not in part) and sell all of the Offered Shares, but only (a) in strict accordance with all of the provisions of the Qualified Offer and (b) if the sale is fully consummated within one hundred twenty (120) days after the Second Offer Period ends. The Selling Shareholder shall furnish such proof of the completion of the sale and the terms thereof as the Company or the Majority-in-Interest may reasonably request.

2.6 Reinstatement of Rights. If, at the end of the 120-day period set forth in Section 2.5, the Selling Shareholder has not sold the Offered Shares, then all of the restrictions on and procedures relating to transfers set forth in this Agreement shall again apply with respect thereto.

2.7 "Qualified Offer" Defined. The term "Qualified Offer" means a *bona fide* offer in writing, signed by the offeror, from an independent third party who is not an Affiliate (as herein defined) or an officer, director, member, manager, employee, or agent of the Party to whom the offer is given, in a form legally enforceable against such party, who must be financially capable of carrying out the terms of the *bona fide* offer. In order to qualify as a *bona fide* offer, an offer must disclose the identity of the principals making the offer and be accompanied by current financial statements of the offeror (prepared in accordance with generally accepted accounting principles and certified as to their accuracy in customary and acceptable form by a certified public accountant) or other information acceptable in the discretion of the Board of Directors of the Company demonstrating the ability of the offeror to carry out its terms. To the extent the consideration proposed to be paid by the proposed offeror consists of property other than cash, the reasonable cash equivalent of the non-cash property and the manner of determining its cash equivalent must be stated in the Offer Notice. As used in this Agreement, the term "Affiliate" means, with respect to any person or entity ("Person"), any Person directly or indirectly controlling, controlled by, or under common control with that Person.

3. **Permitted Transfers; Transfers with Consent**.

3.1 Notwithstanding anything to the contrary contained in this Agreement, Permitted Transfers (as herein defined) are not subject to, and are fully exempt from, the restrictions on transfer set forth in Section 2. For purposes hereof, "Permitted Transfer" means the transfer of Shares by a Shareholder (a) while that Shareholder is living or after that Shareholder's death, to a Family Member of that Shareholder or to a trust established solely for the benefit of that Shareholder and/or that Shareholder's Family Members or (b) to an Affiliate of that Shareholder. "Family Member" of a Person means the spouse, ancestors, lineal descendants, and siblings of a Person, and the spouse, ancestors, lineal descendants, and siblings of the foregoing Family Members.

3.2 Notwithstanding anything to the contrary contained in this Agreement, each Shareholder may transfer all or any part of its Shares with the prior written consent of a Majority-In-Interest (as herein defined), if such transfer occurs within thirty (30) days after such consent is given.

4. **Joinder; Compliance**.

4.1 Joinder. If any Shareholder transfers its Shares to any Person, then the Shares so transferred will continue to be subject to the terms of this Agreement and any Person so acquiring the Shares must agree, as a condition precedent to the effectiveness of the transfer of the Shares (for and on behalf of that Person and that Person's legal representatives, transferees, and assigns) in writing to be bound by all provisions of this Agreement as a Shareholder party hereto if not already so bound. The acquisition of Shares will not confer rights as a Shareholder to any Person acquiring any securities of the Company unless that Person executes and delivers to the Company the joinder attached to the signature page to this Agreement.

4.2 Compliance. To be effective, any transfer of any Shares or any interest in any Shares must (a) be made pursuant to, and in accordance with the terms of, this Agreement and (b) comply with the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934, as amended, and all applicable federal and state securities laws, unless the transfer is exempt from the requirements of those laws. Any purported transfer in violation of this Agreement is void.

5. **Endorsement of Stock Certificate.** Upon the execution of this Agreement, the Company shall imprint upon each stock certificate representing Shares the following legend:

> THE SALE, CONVEYANCE, TRANSFER, PLEDGE, GIFT, ASSIGNMENT, ENCUMBRANCE, OR OTHER DISPOSITION OF THE SHARES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO RESTRICTIONS AND AGREEMENTS PROVIDED UNDER THE TERMS OF A SHAREHOLDERS AGREEMENT DATED AS OF [__], AS AMENDED FROM TIME TO TIME, A COPY OF WHICH IS ON FILE IN THE OFFICE OF THE COMPANY. THE COMPANY SHALL FURNISH TO ANY SHAREHOLDER UPON REQUEST AND WITHOUT CHARGE A FULL STATEMENT OF THESE RESTRICTIONS AND AGREEMENTS. NO SALE, CONVEYANCE, TRANSFER, PLEDGE, GIFT, ASSIGNMENT, ENCUMBRANCE, OR OTHER DISPOSITION OF ANY NATURE OF THE SHARES REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH AND SUBJECT TO THE TERMS AND CONDITIONS OF THE SHAREHOLDERS AGREEMENT. BY ACCEPTANCE OF THIS CERTIFICATE, ANY HOLDER, TRANSFEREE, ASSIGNEE, OR PLEDGEE AGREES TO BE BOUND BY ALL

OF THE TERMS AND PROVISIONS OF THE SHAREHOLDERS AGREEMENT.

Additionally, unless and until the Company has registered its shares under applicable securities law, or otherwise complied with applicable federal, state, and local laws as to the sale or transfer of securities, each stock certificate issued or to be issued will bear the following additional legend:

THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED, OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SHARES FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND APPLICABLE STATE SECURITIES LAWS OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY TO THE EFFECT THAT REGISTRATION IS NOT REQUIRED UNDER SUCH SECURITIES LAWS.

The Parties agree that all Shares of the Company not presently owned by the Shareholders, but hereafter issued to or acquired by the Shareholders, will be subject to this Agreement and will have endorsed thereon the above legends. The Shareholders shall immediately submit to the Company the stock certificates representing their Shares for inscription of the above legends.

6. **Management**.

6.1 Board of Directors.

6.1.1 The business of the Company will be managed under the direction of a Board of Directors (the "Board"). The Board initially will consist of three (3) directors. The Majority-In-Interest may increase or decrease the number of directors at any time and appoint directors to fill in the vacancy created by any new Board seats authorized hereunder.

6.1.2 Each Shareholder shall take all action necessary including, but not limited to, the voting of that Shareholder's Shares (to the extent such Shares are voting), the execution of written consents, the calling of special meetings, the removal of directors, the filling of vacancies on the Board, the waiving of notice, and the attending of meetings, so as to cause (a) the number of directors serving on the Board to be the number designated by the Majority-In-Interest and (b) the Board to be at all times composed of the directors elected as follows:

(a) The holder of the Series A-1 Preferred Stock of the Company (the "Series A-1 Shareholder") shall be entitled to elect (1) individual to the Board subject to the terms and conditions of that certain Series A-1 Preferred Certificate of Designation and Series A-1 Subscription Agreement;

(b) The holder of the Series A-2 Preferred Stock of the Company (the "Series A-2 Shareholder") shall be entitled to elect (2) individuals to the Board subject to the terms and conditions of that certain Series A-2 Preferred Certificate of Designation and Series A-2 Share Purchase Agreement;

(c) The holder of the Series A-3 Preferred Stock of the Company (the "Series A-3 Shareholder") shall be entitled to elect (1) individual to the Board subject to the terms and conditions of that certain Series A-3 Preferred Certificate of Designation and Series A-3 Subscription Agreement; and

6.1.3 All other directors shall be elected by the Christopher Ruddy Revocable Trust dated October 12, 2007 (the "Majority-in-Interest").

6.1.4 Any director of the Company appointed by the Majority-in-Interest may be removed from his or her position as a director, and any vacancy occurring on the Board may be filled by the Majority-in-Interest. Any other director of the Company may be removed from his or her position as a director, and any vacancy occurring on the Board will be filled in accordance with the Company's bylaws, articles of incorporation and applicable certificates of designation or subscription agreements.

6.2 Officers.

6.2.1 The officers of the Company will be appointed by the Board and will consist of such officers as the Board may deem appropriate, each of whom shall have such authority as set forth in the bylaws of the Company or as otherwise designated by the Board.

6.2.2 Any officer of the Company may be removed from his or her position as an officer, and any vacancy occurring in any office will be filled, only in accordance with the Company's bylaws.

7. **Sale of the Company**.

7.1 At any time, the Majority-in-Interest (the "Approving Shareholder") shall have the right to cause a Sale of the Company in accordance with the terms of this Section 7 (an "Approved Sale"). The Approving Shareholder shall initiate such action by giving written notice (an "Approved Sale Notice") to the Company. If the Approving Shareholder deliver an Approved Sale Notice, the Company shall (i) authorize the Approving Shareholder to initiate a Sale of the Company process and direct and control all decisions in connection therewith (including the hiring or termination of any investment bank or professional adviser and making all decisions regarding valuation and consideration), and (ii) participate in, and cooperate in good faith with such process, in each case as requested by the Approving Shareholder.

7.2 In the event of an Approved Sale, each Shareholder will (i) consent to and raise no objections against the Approved Sale or the process pursuant to which the Approved Sale was arranged, (ii) waive any dissenter's rights and other similar rights, and (iii) if the Approved Sale is structured as a sale of securities, agree to sell its shares of Capital Stock (and any other capital stock or equity interests in the Company) on the terms and conditions of the Approved Sale. Each Shareholder will take all necessary and/or desirable actions as directed by the Approving

Shareholder in connection with the consummation of any Approved Sale, including without limitation executing the applicable transaction agreements and appointing the Company as its attorney-in-fact to do the same on its behalf (to the extent the Company does not already have such Shareholder's power of attorney pursuant to the following two sentences). [Each Shareholder hereby grants the Company such Shareholder's perpetual and irrevocable power of attorney with full right, power and authority to take all actions necessary and/or desirable to sell, transfer or otherwise dispose of all Capital Stock (and any other capital stock or equity interests in the Company) held by such Shareholder, in connection to the consummation of an Approved Sale. Pursuant to such power of attorney, the Company shall have the right to execute any and all documents related to an Approved Sale (including documents granting customary indemnities to a buyer of assets or securities) on behalf of such Shareholder.

7.3 In furtherance of the foregoing, (i) each Shareholder shall take, with respect to such Shareholder's Capital Stock (and other capital stock and equity interests in the Company), all necessary or desirable actions requested by the Approving Shareholder in connection with the consummation of the Approved Sale and (ii) each Shareholder shall make the same representations, warranties, indemnities and agreements as each other holder, including without limitation, voting to approve such transaction (to the extent such Shares are voting) and executing the applicable purchase agreement and related documents, except that each Shareholder shall be obligated to make representations and warranties with respect to such Shareholder's title to and ownership of Capital Stock, authorization, execution and delivery of relevant documents by such Shareholder, enforceability of relevant agreements against such holder and other matters relating to such Shareholder, to enter into covenants in respect of a transfer of such Shareholder's Capital Stock in connection with such Approved Sale, and to enter into indemnification obligations with respect to the foregoing.

7.4 In this Agreement, "Sale of the Company" means (i) a transaction or series of transactions (including by way of merger, consolidation, or sale of equity) the result of which is that the holders of the Capital Stock immediately prior to such transaction(s) (on a fully diluted as if converted basis) and their Affiliates are after giving effect to such transaction(s) no longer, in the aggregate, the "beneficial owners" (as such term is defined in Rule 13d-3 and Rule 13d-5 promulgated under the Securities Exchange Act), directly or indirectly through one or more intermediaries, of more than 50% of the Capital Stock (on a fully diluted basis as if converted basis), or (ii) sale, lease, transfer, conveyance or other disposition, in one or a series of related transactions, of all or substantially all of the Company's assets determined on a consolidated basis.

8. **Representations and Warranties.** Each Shareholder represents and warrants to the Company and each other Shareholder that:

8.1 All of the Shareholder's shares of capital stock of the Company set forth on Exhibit A hereto are owned of record and beneficially by the Shareholder, free and clear of all liens and encumbrances other than the provisions of this Agreement. Other than the Shareholder's shares of capital stock of the Company set forth on Exhibit A hereto, the Shareholder does not own any shares of Capital Stock or other interest in the Company or any option, warrant, convertible security, or other right to acquire any Capital Stock or other interest in the Company. Except for this Agreement or as set forth on Exhibit A hereto, the Shareholder has not entered into or agreed to be bound by any other agreement or arrangement of any kind with any other Person with respect

to the Capital Stock, including agreements or arrangements with respect to the acquisition or disposition of the Capital Stock or any interest therein or the voting of the Capital Stock (whether or not such agreements or arrangements are with the Company or any other Shareholder).

8.2 The Shareholder has full power and authority to execute and deliver this Agreement, to perform the Shareholder's obligations under this Agreement, and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Shareholder, the performance of the Shareholder's obligations under this Agreement, and the consummation by the Shareholder of the transactions contemplated by this Agreement have been duly authorized by all requisite action of the Shareholder. The Shareholder has duly executed and delivered this Agreement. If an entity, the Shareholder is an entity duly organized, validly existing, and in good standing under the laws of the jurisdiction of its organization.

8.3 This Agreement constitutes the legal, valid, and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms and conditions. The execution, delivery, and performance of this Agreement by the Shareholder and the consummation by the Shareholder of the transactions contemplated by this Agreement require no action by or in respect of, or filing with, any governmental authority.

8.4 The execution, delivery, and performance by the Shareholder of this Agreement and the consummation by the Shareholder of the transactions contemplated by this Agreement do not (a) conflict with or result in any violation or breach of any provision of any of the organizational documents of the Shareholder, if an entity, (b) conflict with or result in any violation or breach of any provision of any applicable law, or (c) require any consent or other action by any Person under any provision of any material agreement or other instrument to which the Shareholder is a party that has not been obtained or taken.

9. **Termination.** This Agreement may be terminated (a) upon the voluntary agreement of the Shareholders holding a majority of the voting shares held by all of the Shareholders signatory hereto; or (b) at the election of the Majority-in-Interest.

10. **Voting.** The Shareholders shall vote their respective Shares (to the extent such Shares are voting) and take or cause to be taken such other action as may be necessary during the term of this Agreement to cause the Company to effect each of the acts and actions required by the terms of this Agreement. Each Shareholder hereby appoints the Majority-in-Interest and any designee of the Majority-in-Interest, and each of them individually, its proxies and attorneys-in-fact, with full power of substitution, to vote or act by written consent during the term of this Agreement with respect to such Shareholder's Capital Stock. This proxy and power of attorney is given to secure the performance of the duties of the Shareholders under this Agreement. Each Shareholder shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy. This proxy and power of attorney granted by each Shareholder shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and shall revoke any and all prior proxies granted by any Shareholder with respect to such Shareholder's Capital Stock. The power of attorney granted by each Shareholder herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of the Shareholder.

11. **Notices.** Each Party giving or making any notice, request, consent, approval, claim, waiver, demand, or other communication (each, a "Notice") under this Agreement shall give the Notice in writing and use one of the following methods of delivery, each of which for purposes of this Agreement is a writing: (a) personal delivery; (b) registered or certified mail (in each case, return receipt requested and postage prepaid); (c) nationally recognized overnight courier (with all fees prepaid); or (d) e-mail. Any Party giving a Notice shall address the Notice to the receiving Party (or to the appropriate Person at the receiving Party, if an entity) (the "Addressee") at the following address or email address (as applicable) or to another Addressee or another addressor email address (as applicable) as designated by a Party in a Notice under this Section 11: (i) if to the Board or the Company, then to Newsmax Inc., 750 Park of Commerce Drive, Suite 100, Boca Raton, FL 33487, Attention: Christopher Ruddy, Email Address: ruddy@newsmax.com; and (ii) if to any Shareholder, to the address, facsimile number, or email address of that Shareholder set forth on the signature page of this Agreement. Except as provided elsewhere in this Agreement, a Notice is effective only if the Party giving the Notice has complied with this Section 11 and if the Addressee has received the Notice. A Notice is deemed to have been received as follows: (A) if a Notice is delivered in Person, or sent by registered or certified mail, or nationally recognized overnight courier, upon receipt as indicated by the date on the signed receipt; (B) if a Notice is sent by e-mail, upon receipt by the Party giving the Notice of confirmation of transmission; (C) if the Addressee rejects or otherwise refuses to accept the Notice, or if the Notice cannot be delivered because of a change in address for which no Notice was given, then upon the rejection, refusal, or inability to deliver; and (D) notwithstanding clauses (A) through (E) of this sentence, if any Notice is received after 5:00 p.m. on a business day or on a day that is not a business day, then the Notice is deemed received at 9:00 a.m. on the next business day.

12. **Waivers.** The Parties may waive any provision of this Agreement only by a writing executed by the Party or Parties against whom the waiver is sought to be enforced. No failure or delay in exercising any right or remedy or in requiring the satisfaction of any condition under this Agreement, and no act, omission, or course of dealing between the Parties, operates as a waiver or estoppel of any right, remedy, or condition. A waiver made in writing on one occasion is effective only in that instance and only for the purpose that the waiver is given and is not to be construed as a waiver on any future occasion or against any other Person.

13. **Severability.** If any provision of this Agreement is determined to be invalid, illegal, or unenforceable, then the remaining provisions of this Agreement remain in full force and effect, if the essential terms and conditions of this Agreement for each Party remain valid, binding, and enforceable.

14. **Entire Agreement.** This Agreement constitutes the final and entire agreement between the Parties and is the complete and exclusive expression of the Parties' agreement on the matters contained in this Agreement. All prior and contemporaneous negotiations, understandings, agreements, representations, and warranties, both written and oral, between the Parties on the matters contained in this Agreement are expressly merged into and superseded by this Agreement. In entering into this Agreement, no Party has relied upon any statement, representation, warranty, or agreement of the other Party except for those expressly contained in this Agreement. The provisions of this Agreement may not be explained, supplemented, or qualified through evidence of trade usage or a prior course of dealings.

There are no conditions precedent to the effectiveness of this Agreement, other than those expressly stated in this Agreement.

15. **Assignment and Delegation.** No Party may assign any of its rights or delegate any of its performance under or relating to this Agreement, voluntarily or involuntarily, whether by merger (regardless of whether that Party is the surviving or disappearing entity), consolidation, dissolution, operation of law, or any other manner, except that: (a) a Shareholder may assign its rights and delegate its performance to a transferee who acquires its Shares in a Transfer of its Shares made in compliance with this Agreement; and (b) the Company may assign its rights and delegate its performance to any successor to its business. Notwithstanding any delegation of performance by a Shareholder, the delegating party remains liable for the performance that the delegating party delegated unless the Board releases the delegating party in writing from the delegated performance obligations. Contemporaneously with any delegation by the Company and the assumption of its performance obligations by the delegate, the delegating party is released from all its performance obligations under this Agreement. Any purported assignment of rights or delegation of performance in violation of this Section 15 is void.

16. **Successors and Assigns.** This Agreement binds and benefits the Parties and their respective heirs, personal representatives, executors, administrators, legal representatives, permitted successors, and permitted assigns.

17. **Third-Party Beneficiaries.** This Agreement does not and is not intended to confer any rights or remedies upon any Person other than the Parties.

18. **Governing Law.** The laws of the State of Florida (without giving effect to its conflict of laws principles) govern all matters arising out of or relating to this Agreement and the transactions contemplated by this Agreement, including the validity, interpretation, construction, performance, and enforcement of this Agreement.

19. **Forum Selection.** Any Party bringing a legal action or proceeding against any other Party arising out of or relating to this Agreement or the transactions contemplated by this Agreement shall bring the legal action or proceeding in the United States District Court for the Southern District of Florida or in any court of the State of Florida sitting in Palm Beach County. Each Party waives, to the fullest extent permitted by applicable law, (a) any objection that the Party may now or later have to the laying of venue of any legal action or proceeding arising out of or relating to this Agreement or the transactions contemplated by this Agreement brought in the United States District Court for the Southern District of Florida or in any court of the State of Florida sitting in Palm Beach County and (b) any claim that any action or proceeding brought in any court specified in clause (a) has been brought in an inconvenient forum. Each Party submits and consents to the exclusive jurisdiction of the United States District Court for the Southern District of Florida and its appellate courts and any court of the State of Florida sitting in Palm Beach County and its appellate courts, for the purposes of all legal actions and proceedings arising out of or relating to this Agreement or the transactions contemplated by this Agreement.

20. **WAIVER OF JURY TRIAL.** EACH PARTY KNOWINGLY, VOLUNTARILY, AND INTENTIONALLY WAIVES ITS RIGHT TO A TRIAL BY JURY TO THE EXTENT PERMITTED BY APPLICABLE LAW IN ANY ACTION OR OTHER LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. THIS WAIVER APPLIES TO ANY ACTION OR OTHER LEGAL PROCEEDING, WHETHER SOUNDING IN CONTRACT, TORT, OR OTHERWISE. EACH PARTY ACKNOWLEDGES THAT IT HAS RECEIVED THE ADVICE OF COMPETENT COUNSEL.

21. **Cumulative Remedies.** The rights and remedies set forth in this Agreement are not intended to be exhaustive and the exercise by any Party of any right or remedy under this Agreement does not preclude the exercise of any other right or remedy. All of the rights and remedies of each Party are cumulative and are in addition to any other right or remedy set forth in this Agreement or in any other agreement between the Parties, or that may now or subsequently exist at law or in equity or by statute or otherwise.

22. **Equitable Remedies.** Each Shareholder acknowledges that its breach or threatened breach of any obligation under this Agreement would cause irreparable harm to the other Parties for which monetary damages would not be an adequate remedy. Therefore, if any Shareholder breaches or threatens to breach any obligation under this Agreement, then the Company or the other Shareholders would be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance, and any other relief that may be available from a court of competent jurisdiction (and, if not prohibited under applicable law), and the breaching Party waives any requirement that the non-breaching party post a bond or provide other security.

23. **Further Assurances.** Each Shareholder shall use its best efforts to execute and deliver, or cause to be executed and delivered, all additional documents, instruments, conveyances, and assurances and take, or cause to be taken, all further actions that the Board reasonably requests to consummate and make effective the transactions contemplated by this Agreement.

24. **Transaction Expenses.** Each Party shall pay its own fees and expenses (including the fees and expenses of its attorneys, accountants, and other representatives) incurred in connection with the review, negotiation, drafting, preparation, determination to enter into, execution, delivery, and performance of this Agreement, except as otherwise provided in this Agreement.

25. **Gender.** Wherever from the context it appears appropriate, any reference in this Agreement to the neuter gender includes the masculine, feminine, and neuter gender.

26. **Captions.** The descriptive headings of the sections of this Agreement are for convenience only, do not constitute a part of this Agreement, and do not affect the construction or interpretation of this Agreement.

27. **Construction**.

27.1 As used in this Agreement: (a) the words "include," "includes," and "including" are deemed to be followed by the words "without limitation"; and (b) the words "herein," "hereof," "hereby," "hereto," and "hereunder" refer to this Agreement as a whole.

27.2 The definitions given for any defined terms in this Agreement apply equally to both the singular and plural forms of the terms defined.

27.3 Any reference in this Agreement to: (a) sections, subsections, clauses, and exhibits means the sections, subsections, and clauses of, and exhibits attached to, this Agreement; (b) an agreement, instrument, or other document means that agreement, instrument, or other document as amended, supplemented, and modified from time to time in accordance with its terms; and (c) a statute means that statute as amended from time to time and includes any successor legislation to that statute and any rules and regulations promulgated under that statute, unless this Agreement expressly provides otherwise in the context in which the particular reference is made.

27.4 The exhibit attached to this Agreement is to be construed with, and as an integral part of, this Agreement to the same extent as if it were fully set forth in this Agreement.

27.5 This Agreement is to be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting an instrument or causing any instrument to be drafted.

28. **Public Announcements.** No Shareholder may issue any press release or make any public announcement or otherwise communicate with any news media with respect to this Agreement or the transactions contemplated by this Agreement, without the Board's prior written consent.

29. **Confidentiality**.

29.1 Each Shareholder agrees that all Confidential Information (as defined below) shall be kept confidential by such Shareholder and shall not be disclosed by such Shareholder in any manner whatsoever; provided, however, that: (i) any of such Confidential Information may be disclosed to such Shareholder's Affiliates, managers, directors, officers, employees, partners and authorized representatives (including attorneys, accountants, consultants, bankers, valuation experts and financial advisors) (collectively, "Representatives"), each of which Representatives shall be bound by the provisions of this Section 29 or substantially similar terms; (ii) any disclosure of Confidential Information may be made to the extent to which the Company consents in writing; (iii) any disclosure may be made of the terms of a Shareholder's investment in the Company to the extent in compliance with applicable Law; and (iv) Confidential Information may be disclosed by any Shareholder or Representative to the extent that the Shareholder or Representative has received advice from legal counsel (whether internal or external) that it is legally compelled to do so; provided, however, that, prior to making such disclosure pursuant to this clause (iv), the Shareholder or Representative, as the case may be, uses reasonable efforts to preserve the confidentiality of the Confidential Information, including where permitted by such process, consulting with the Company regarding such disclosure and, if reasonably requested by the Company, assisting the Company, at the Company's expense, in seeking a protective order to

prevent the requested disclosure; provided further, that the Shareholder or Representative, as the case may be, discloses pursuant to this clause (iv) only that portion of the Confidential Information as is, based on the advice of its counsel, legally required.

29.2 The obligations of a Shareholder pursuant to this Section 29 will continue following the time such Person ceases to be a Shareholder, but thereafter such Person will not have the right to enforce the provisions of this Agreement. Each Shareholder acknowledges that disclosure of Confidential Information in violation of this Section 29 may cause irreparable damage to the Company and the Shareholders for which monetary damages are inadequate, difficult to compute, or both. Accordingly, each Shareholder consents to the issuance of an injunction or the enforcement of other equitable remedies against such Shareholder at the suit of an aggrieved party without the posting of any bond or other security, to compel specific performance of all of the terms of this Section 29.

29.3 In this Agreement, "Confidential Information" means all confidential or proprietary information (irrespective of the form of communication) obtained by or on behalf of a Shareholder from the Company, its predecessor, any of its subsidiaries or any of their respective representatives, other than information which: (a) was or becomes generally available to the public other than as a result of a breach of this Agreement by such Shareholder; (b) was or becomes available to the Shareholder from a source other than the Company, any of its subsidiaries or any of their respective representatives; provided that, such source is not known by such Shareholder to be bound by a confidentiality agreement or obligation with the Company or such subsidiary; or (c) is independently developed by such Shareholder without the use of any such information received under this Agreement.

30. **Counterparts.** The Parties may execute this Agreement in multiple counterparts, each of which is deemed an original, and all of which, collectively, constitute only one agreement. The signatures of all of the Parties need not appear on the same counterpart, and delivery of an executed counterpart signature page by email, or other means of electronic transmission is as effective as executing and delivering this Agreement in the presence of the other Parties. In proving this Agreement, a Party must produce or account for only the executed counterpart of the Party to be charged.

31. **Certain Representations.** Each Shareholder represents and warrants that: (a) before executing this Agreement, the Shareholder has fully informed itself of the terms, conditions, provisions, contents, and effects of this Agreement; (b) the Shareholder has relied solely upon its own judgment in executing this Agreement; (c) the Shareholder has acted voluntarily and of its own free will in executing this Agreement; (d) the Shareholder is not acting under duress, whether economic or physical, in executing this Agreement; and (e) the Shareholder has had the opportunity to seek and has obtained the advice of counsel before executing this Agreement, and understands that the Company's counsel has acted as counsel to only the Company and not to any Shareholder.

32. **Amendments**. This Agreement may be amended, restated, changed, modified, altered, or supplemented by a written instrument signed by the Majority-in-Interest.

[*Signatures on following page*]

IN WITNESS WHEREOF, the Parties have executed this Shareholders Agreement on the day and year first written above.

NEWSMAX INC., a Florida corporation

By:___________________________________
Name:________________________________
Title:_________________________________

SHAREHOLDERS:

____

[___]

Address:________________________________

____

Email Address __________________________

EXHIBIT A

SCHEDULE OF SHAREHOLDERS

[See attached.]

Exhibit G

Series B Preferred Stock Certificate of Designation

FLORIDA DEPARTMENT OF STATE
Division of Corporations

September 24, 2024

CORPORATE ACCESS, INC.

,

Re: Document Number P24000026872

The Articles of Correction for NEWSMAX, INC., a Florida corporation, were filed on September 23, 2024.

Should you have any questions regarding this matter, please telephone (850) 245-6050, the Amendment Filing Section.

Neysa Culligan
Regulatory Specialist III
Division of Corporations

Letter Number: 824A00021384

ARTICLES OF CORRECTION

For

FILED

Newsmax, Inc.

Name of Corporation as currently filed with the Florida Dept. of State

2024 SEP 23 AM 9:58

P24000026872

Document Number (if known)

SECRETARY OF STATE
TALLAHASSEE, FLORIDA

Pursuant to the provisions of Section 607.0124, Florida Statutes.

These articles of correction correct Articles of Amendment to Articles of Incorporation,
(Document Type Being Corrected)

filed with the Department of State on April 26, 2024.
(File Date of Document)

Specify the inaccuracy, incorrect statement, or defect:

Section 4(a) of the Certificate of Designation of Series B Convertible Preferred Stock of Newsmax, Inc. (the "Certificate of Designation") should be deleted and replaced with the following:

"(a) Dividend Rate on Series B Stock. Other than as set forth in Section 4(b), dividends shall accrue on the Series B Stock at an annual dividend rate per share of seven (7%) of the Per Share Price. Dividends will accrue daily, whether or not declared, and, except as set forth below in Section 5(a), Section 6(b)(1) and Section 6(c)(1), be payable (entirely or partially) in cash only when, as, and if declared by the Board of Directors."

Correct the inaccuracy, incorrect statement, or defect:

The corrected and restated Certificate of Designation is attached.

DocuSigned by:
37665FC17E17421...

(Signature of a director, president or other officer - if directors or officers have not been selected, by an incorporator - if in the hands of the receiver, trustee, or other court appointed fiduciary, by that fiduciary.)

Christopher Ruddy	Chief Executive Officer
(Typed or printed name of person signing)	(Title of person signing)

Filing Fee: $35.00

CERTIFICATE OF DESIGNATION OF SERIES B CONVERTIBLE PREFERRED STOCK OF NEWSMAX, INC.

Pursuant to Section 607.0602 of the
Florida Business Corporation Act

NEWSMAX, INC., a corporation organized and existing under the laws of the State of Florida (the "Corporation"), certifies that pursuant to authority conferred upon the Board of Directors of the Corporation (the "Board of Directors") by Article FOURTH of the Certificate of Incorporation of the Corporation, as amended from time to time (the "Certificate of Incorporation"), and pursuant to the provisions of Section 151 of the General Corporation Law of the State of Florida, the Board of Directors on April 15, 2024 adopted and approved the following resolution providing for the designations, preferences and relative, participating, optional and other rights, and the qualifications, limitations and restrictions of the Series B Convertible Preferred Stock:

WHEREAS, the Certificate of Incorporation provides for three classes of shares known as Class A common stock, $0.001 par value per share (the "Class A Common Stock"), Class B non-voting common stock, par value $0.001 per share (the "Class B Common Stock", and together with the Class A Common Stock, the "Common Stock") and preferred stock, including the series of shares designated Series A Convertible Preferred Stock, par value $0.001 per share ("Series A Stock"), the series of shares designated Series A-1 Convertible Preferred Stock, par value $0.001 per share ("Series A-1 Stock"), the series of shares designated Series A-2 Convertible Preferred Stock, par value $0.001 per share ("Series A-2 Stock") and the series of shares designated Series A-3 Convertible Preferred Stock ("Series A-3 Stock"); and

WHEREAS, the Board of Directors is authorized by the Certificate of Incorporation to provide for the issuance of the shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Florida, to establish from time to time the number of shares to be included in such series and to fix the designations, preferences and rights of the shares of each such series and the qualifications, limitations and restrictions thereof.

NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors deems it advisable to, and hereby does, designate a Series B Convertible Preferred Stock and fixes and determines the preferences, rights, qualifications, limitations and restrictions relating to the Series B Convertible Preferred Stock as follows:

Section 1. Designation. The designation of the series of preferred stock of the Corporation is "Series B Convertible Preferred Stock," par value $0.001 per share (the "Series B Stock").

Section 2. **Number of Shares**. The authorized number of shares of Series B Stock is 60,000.

Section 3. **Defined Terms and Rules of Construction**.

(a) **Definitions**. As used herein with respect to the Series B Stock:

"Additional Shares of Common Stock" shall mean shares of Common Stock issued by the Corporation after the Original Issue Date, other than (x) the following shares of Common Stock listed in clauses (1) through (9) below, and (y) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (x) and (y), collectively, "Exempted Securities"):

(1) shares of Common Stock, Options or Convertible Securities issued as a dividend, conversion or distribution in respect of the Series A Stock, Series A-1 Stock, Series A-2 Stock and Series A-3 Stock;

(2) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up, subdivision or other distribution on shares of Common Stock, or in connection with a IPO or Reverse Merger Transaction;

(3) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Corporation;

(4) shares of Common Stock or Convertible Securities issued upon the exercise of options or shares of Common Stock issued upon conversion or exchange of Convertible Securities;

(5) shares of Common Stock, Options or Convertible Securities issued in connection with a debt financing transaction or to equipment lessors or other financial institutions, or to real property lessors pursuant to transactions;

(6) shares of Common Stock, Options or Convertible Securities issued to third party suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions;

(7) shares of Common Stock, Options or Convertible Securities issued pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization;

(8) shares of Common Stock, Options or Convertible Securities issued that in aggregate do not exceed two percent (2%) of the outstanding capital stock of the Company; or

(9) shares of Common Stock, Options or Convertible Securities issued in connection with any transaction in which the holders of a majority of the outstanding Series B Stock waive their anti-dilution rights.

"Board of Directors" shall have the meaning set forth in the preamble hereto.

"Business Day" shall mean any day other than a day on which commercial banks in the State of New York or Florida are required to be closed for business.

"Bylaws" shall mean the Bylaws of the Corporation in effect on the date hereof, as they may be amended from time to time.

"Certificate of Designation" shall mean this Certificate of Designation relating to the Series B Stock, as it may be amended from time to time.

"Certificate of Incorporation" shall have the meaning set forth in the preamble hereto.

"Close of Business" shall mean 5:00 p.m., Eastern Time, on any Business Day.

"Common Stock" shall have the meaning set forth in the recitals hereto.

"Conversion Price" shall mean $50,740.47; provided, that the Conversion Price for purposes of converting the Series B Stock upon (i) an IPO shall equal 75% of the price per share or deemed price per share sold to the public in such IPO or (ii) the consummation of a Qualified Financing shall be 75% of the price per share sold by the Company in such Qualified Financing.

"Convertible Securities" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock.

"Corporation" shall have the meaning set forth in the preamble hereto.

"Extraordinary Transaction" shall have the meaning ascribed to it in Section 6(h).

"IPO" shall mean the initial public offering of capital stock of the Corporation or any successor thereof, including without limitation, a public offering of securities pursuant to Regulation A promulgated under Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, the filing with the Securities and Exchange Commission of a registration statement on a Form 8-A, or a public offering of securities pursuant to the filing of a Form S-1 .

"Junior Stock" shall mean the Common Stock and any other class or series of capital stock (including the Series A, Series A-1 Stock, Series A-2 Stock and Series A-3 Stock) that ranks junior to the Series B Stock (a) as to the payment of dividends, if any, or (b) as to the distribution of assets on any liquidation, dissolution or winding up of the Corporation, or both.

"Liquidation Preference" shall initially mean $5,000 per share of Series B Preferred Stock.

"Liquidity Event" shall have the meaning ascribed to it in Section 5(a).

"Offering" means the offering of Series B Stock commenced by the Corporation on or about the date of the filing of this Certificate of Designation pursuant to which the Corporation endeavored to raise up to $150,000,000 in total proceeds plus $75,000,000 for overallotment issuance.

"Option" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire shares of capital stock or Convertible Securities.

"Original Issue Date" shall mean the date on which the Corporation determines that the financing round in which the Series B Stock were issued pursuant to the Company's offering under Rule 506(c) has been closed and concluded.

"Per Share Price" shall mean $5,000.

"Person" or "person" shall mean an individual, corporation, limited liability company, association, partnership, group (as such term is used in Section 13(d)(3) of the Exchange Act of 1934, as amended), trust, joint venture, business trust or unincorporated organization, or a government or any agency or political subdivision thereof.

"Preferred Stock" shall mean the Series A Stock, the Series A-1 Stock, the Series A-2 Stock, the Series A-3 Stock and the Series B Stock.

"Purchase Agreement" shall mean that certain Purchase Agreement, by and among the Corporation and certain purchasers (to be entered into in connection with the filing of this Certificate of Designation on or about the date of this Certificate of Designation), as amended, restated or otherwise modified from time to time.

"Qualified Financing" means a round of equity financing consummated by the Corporation after the Offering in which the Corporation receives aggregate gross proceeds equal to $50,000,000 or more.

"Qualified Sale" means any Liquidity Event in which the Corporation elects to require the mandatory conversion of the Series B Stock; provided that such conversion will not be used to lower the amount of consideration such holder would have been entitled to receive in such Liquidity Event if a conversion of the Series B Stock was not mandated by the Corporation in connection with such Liquidity Event.

"Reverse Merger Transaction" means a transaction or series of related transactions by merger, consolidation, share exchange or otherwise of the Corporation with a public company ("Shell") or special purpose acquisition company ("SPAC") or its direct or indirect subsidiary, parent company or successor entity, pursuant to which the shares of capital stock or share capital of such Shell, SPAC or its direct or indirect subsidiary, parent company or successor entity are listed for trading on the Nasdaq Stock Market's National Market, Global Market or Global Select Market, the New York Stock Exchange or another exchange or marketplace approved by the Board of Directors.

"Sale of the Corporation" shall mean (i) the sale of the Corporation and its subsidiaries, (whether structured as a sale of assets, merger, consolidation, lease, exclusive license, transfer or other disposition) including in one or more series of related transactions, to an independent third party or group of independent third parties pursuant to which such party or parties acquire (A) capital stock of the Corporation constituting a majority of the Corporation's voting securities

or (B) all or substantially all of the assets of the Corporation and its subsidiaries determined on a consolidated basis, or (ii) a Reverse Merger Transaction.

"Series A Certificate of Designation" shall mean that certain Certificate of Designation of Series A Convertible Preferred Stock, filed with the Secretary of State of the State of Florida on or about the date of this Certificate of Designation (as amended, restated or otherwise modified from time to time).

"Series A Stock" shall have the meaning set forth in the recitals hereto.

"Series A-1 Certificate of Designation" shall mean that certain Certificate of Designation of Series A-1 Convertible Preferred Stock, filed with the Secretary of State of the State of Florida on or about the date of this Certificate of Designation (as amended, restated or otherwise modified from time to time).

"Series A-1 Stock" shall have the meaning set forth in the recitals hereto.

"Series A-2 Certificate of Designation" shall mean that certain Certificate of Designation of Series A-2 Convertible Preferred Stock, filed with the Secretary of State of the State of Florida on or about the date of this Certificate of Designation (as amended, restated or otherwise modified from time to time).

"Series A-2 Stock" shall have the meaning set forth in the recitals hereto.

"Series A-3 Certificate of Designation" shall mean that certain Certificate of Designation of Series A-3 Convertible Preferred Stock, filed with the Secretary of State of the State of Florida on or about the date of this Certificate of Designation (as amended, restated or otherwise modified from time to time).

"Series A-3 Stock" shall have the meaning set forth in the recitals hereto.

"Series B Stock" shall have the meaning set forth in Section 1.

(b) Rules of Construction. Unless the context otherwise requires: (i) a term has the meaning assigned to it herein; (ii) an accounting term not otherwise defined herein has the meaning accorded to it in accordance with generally accepted accounting principles in effect from time to time in the United States, applied on a consistent basis; (iii) words in the singular include the plural, and in the plural include the singular; (iv) "or" is not exclusive; (v) "will" shall be interpreted to express a command; (vi) "including" means including without limitation; (vii) provisions apply to successive events and transactions; (viii) references to any Section or clause refer to the corresponding Section or clause, respectively, of this Certificate of Designation; (ix) any reference to a day or number of days, unless expressly referred to as a Business Day, shall mean the respective calendar day or number of calendar days; and (x) headings are for convenience of reference only.

Section 4. Dividends.

(a) Dividend Rate on Series B Stock. Other than as set forth in Section 4(b), dividends shall accrue on the Series B Stock at an annual dividend rate per share of seven percent (7%) of the Per Share Price. Dividends will accrue daily, whether or not declared, and, except as set forth below in Section 5(a), Section 6(b)(1) and Section 6(c)(1), be payable (entirely or partially) in cash only when, as, and if declared by the Board of Directors.

(b) Participation with Dividends on Common Stock. Dividends on the Series B Stock will have preference over dividends payable in respect of the Junior Stock. No cash or other dividend or distribution may be declared or paid on the Junior Stock (other than a dividend or distribution solely in shares of Common Stock or other Junior Stock and cash in lieu of fractional shares) unless a dividend or other distribution is also declared and paid on each share of the Series B Stock in an amount equal to the sum of (i) the amount of accrued but unpaid dividends on a share of Series B Stock, and (ii) the assets (whether cash or property) that a holder of a share of Series B Stock would have received had such share been converted into the number of shares of Class B Common Stock to which the holder would then be entitled immediately prior to the record date, distribution date or other applicable payment date with respect to such dividend or distribution. Payment of a dividend to the holders of Series B Stock under this Section 4(b) shall reduce (dollar for dollar but not below zero) any accrued but unpaid dividends thereon determined under Section 4(a).

Section 5. Liquidation Rights.

(a) Voluntary or Involuntary Liquidity Event. Upon any Sale of the Corporation, liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary (a "Liquidity Event"), the holders of the shares of Series B Stock shall be entitled, before any distribution or payment is made upon any Junior Stock, to be paid an amount equal to the greater of (i) the Liquidation Preference *plus* any accrued but unpaid dividends determined pursuant to Section 4 and (ii) the per share amount of all cash, securities and other property (such securities or other property having a value equal to its fair market value as determined pursuant to Section 5(d)) to be distributed in respect of the Class B Common Stock such holder would have been entitled to receive had it converted such Series B Stock immediately prior to the date fixed for the Liquidity Event. If, upon the Liquidity Event, the assets of the Corporation to be distributed among the holders of Series B Stock shall be insufficient to permit payment in full to such holders the full preferential amount to which they are entitled, then the entire assets of the Corporation shall be distributed in proportion to the preferential amount each such holder is otherwise entitled to receive under this Section 5(a). Notwithstanding any of the foregoing provisions of this Section 5(a), if the consideration payable to the stockholders of the Corporation in respect to the applicable Liquidity Event (which, for the avoidance of doubt, shall include any stock-for-stock transaction) consists of non-cash consideration, the holders of the shares of Series B Stock (or, if converted, the holders of the Class B Common Stock issued upon such conversion) shall be entitled to receive stock consideration in lieu of cash consideration.

(b) Remaining Assets. Upon a Liquidity Event, after the holders of the Series B Stock shall have been paid in full their full preferential amount to which they are entitled, the remaining assets of the Corporation legally available for distribution shall be distributed among the holders of the Junior Stock then outstanding, pursuant to the terms of the Certificate of

Incorporation, the Series A Certificate of Designation, the Series A-1 Certificate of Designation, the Series A-2 Certificate of Designation and the Series A-3 Certificate of Designation.

(c) Fractional Shares. The Liquidation Preference with respect to each outstanding fractional share of Series B Stock shall be equal to a ratably proportionate amount of the Liquidation Preference with respect to each outstanding share of Series B Stock.

(d) Valuation of Consideration. In the event of a Liquidity Event, if the consideration received by the Corporation is other than cash, its value will be deemed its fair market value as set forth in the definitive agreements governing such Liquidity Event; or, if the market value is not specified in the definitive agreements governing such Liquidity Event, as determined in good faith by the Board of Directors. For the avoidance of doubt, in the event of a Liquidity Event, if the consideration received by the Corporation includes both cash and equity, the holders of the Series B Stock shall not be entitled to receive cash proceeds in lieu of equity proceeds.

Section 6. Conversion. The rights of the holders of shares of the Series B Stock and of the Corporation to convert such shares into shares of Class B Common Stock, and the terms and conditions of such conversion, shall be as follows:

(a) Right to Convert.

(1) Each share of Series B Stock shall be convertible (A) at the option of the holder thereof at any time after the Original Issue Date, or (B) automatically upon (w) an IPO, (x) the election by written consent of the holders of at least a majority of the outstanding shares of Series B Stock, (y) the closing of a Qualified Financing, or (z) the closing of a Qualified Sale, in each case, into that number of fully paid and nonassessable shares of Class B Common Stock determined in accordance with the provisions of Section 6(b) or Section 6(c), as applicable. In connection with the conversion of shares of the Series B Stock into shares of Class B Common Stock, the holder thereof shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation, and, in the case of a conversion at the election of the holder, deliver a written notice to the Corporation stating that it elects to convert the same and setting forth the name or names in which it wishes the Class B Common Stock to be issued and recorded in the books of the Corporation by the transfer agent of the Corporation, and the number of shares of Series B Stock being converted (a "Conversion Notice").

(2) The Corporation shall, as soon as practicable after receipt of a Conversion Notice and the surrender of the certificate or certificates evidencing shares of Series B Stock for conversion at the office of the Corporation, issue to each holder of such shares, and direct the transfer agent of the Corporation to issue and record such issuance in the books of the Corporation. Such conversion shall be deemed to have been made immediately prior to the Close of Business on the date of such surrender of the shares of Series B Stock to be converted, and the person or persons entitled to receive the shares of Class B Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Class B Common Stock at such date and

shall, with respect to such shares, have only those rights of a holder of Class B Common Stock.

(b) Optional Conversion of Series B Stock by Holder.

(1) Each share of Series B Stock (including, for the avoidance of doubt, fractional shares of Series B Stock) shall be convertible at any time after the Original Issue Date, at the option of the holder of record thereof, into the number of fully paid and nonassessable shares of Class B Common Stock equal to the quotient of (x) the Liquidation Preference of such share of Series B Stock being converted *plus* any accrued but unpaid dividends determined pursuant to Section 4 divided by (y) the Conversion Price as of the time of the conversion.

(2) If a conversion of Series B Stock is to be made in connection with an Extraordinary Transaction, Liquidity Event or a similar transaction affecting the Corporation (other than a tender or exchange offer), the conversion of any shares of Series B Stock shall be conditioned upon the consummation of such transaction, in which case such conversion shall not be deemed to be effective until such Extraordinary Transaction, Liquidity Event or similar transaction has been consummated. Any shares of Series B Stock not so converted shall be returned to the holder as Series B Stock.

(c) Mandatory Conversion of Series B Stock.

(1) Automatically upon the earlier of (A) an IPO, (B) the election by written consent of the holders of at least a majority of the outstanding shares of Series B Stock, (C) the closing of a Qualified Financing, or (D) the closing of a Qualified Sale, all of the then outstanding shares of Series B Stock shall convert into the number of fully paid and nonassessable shares of Class B Common Stock equal to the quotient of (x) the Liquidation Preference of such share of Series B Stock being converted *plus* any accrued but unpaid dividends determined pursuant to Section 4 divided by (y) the Conversion Price as of the time of the conversion.

(2) If a conversion of Series B Stock is to be made in connection with a transaction specified in this clause (c), the conversion of any shares of Series B Stock may be conditioned upon the consummation of such transaction, in which case such conversion shall not be deemed to be effective until such transaction has been consummated. Any shares of Series B Stock not so converted shall be returned to the holder as Series B Stock.

(d) Conversion Price. The Conversion Price (other than the conversion prices referenced in the proviso of the Conversion Price definition) shall be subject to adjustment from time to time as provided in this Section 6.

(e) Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock, without consideration or for a consideration per share less than the Conversion Price in effect immediately prior to such issue, then the Conversion Price (other than the conversion prices referenced in the proviso of the Conversion Price definition) shall

be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP2 = CP1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

"CP2" shall mean the Conversion Price in effect immediately after such issue of Additional Shares of Common Stock;

"CP1" shall mean the Conversion Price in effect immediately prior to such issue of Additional Shares of Common Stock;

"A" shall mean the number of shares of Common Stock outstanding immediately prior to such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such issue or upon conversion or exchange of convertible securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding options therefor) immediately prior to such issue);

"B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP1); and

"C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

(f) Adjustment for Stock Splits and Combinations. If outstanding shares of the Common Stock shall be subdivided into a greater number of shares, or a dividend in Common Stock shall be paid in respect of the Common Stock, the Conversion Price (other than the conversion prices referenced in the proviso of the Conversion Price definition) in effect immediately prior to such subdivision or at the record date of such dividend shall, simultaneously with the effectiveness of such subdivision or immediately after the record date of such dividend, be proportionately reduced, and conversely, if outstanding shares of the Common Stock shall be combined into a smaller number of shares, the Conversion Price (other than the conversion prices referenced in the proviso of the Conversion Price definition) in effect immediately prior to such combination shall, simultaneously with the effectiveness of such combination, be proportionately increased. Any adjustment to the Conversion Price under this Section 6(g) shall become effective at the Close of Business on the date the subdivision or combination referred to herein becomes effective.

(g) Reorganizations, Mergers, Consolidations or Reclassifications. In the event of any capital reorganization, any reclassification of the capital stock (other than a change in par value), share exchange, restructuring or the consolidation or merger of the Corporation with or into another Person in which the Series B Stock remains outstanding (but, for the avoidance of doubt, not including a Reverse Merger Transaction or any reorganization or reclassification in connection therewith) (collectively referred to hereinafter as "Extraordinary Transactions"), the

holders of the Series B Stock shall thereafter be entitled to receive, and provision shall be made therefor in any agreement relating to an Extraordinary Transaction, upon conversion of the Series B Stock, the kind and number of shares of Class B Common Stock or other securities or property (including cash) of the Corporation, or some other corporation resulting from such consolidation or surviving such merger to which a holder of the number of shares of the Class B Common Stock which the Series B Stock entitled the holder thereof to convert to immediately prior to such Extraordinary Transaction would have been entitled to receive with respect to such Extraordinary Transaction; in any such case appropriate adjustment shall be made in the application of the provisions herein set forth with respect to the rights and interests thereafter of the holders of the Series B Stock, to the end that the provisions set forth herein (including the specified changes and other adjustments to the Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any shares, other securities or property thereafter receivable upon conversion of the Series B Stock. The provisions of this Section 6(h) shall similarly apply to successive Extraordinary Transactions.

(h) Certificate of Adjustment. In each case of an adjustment or readjustment of the Conversion Price (other than the conversion prices referenced in the proviso of the Conversion Price definition) or the number of shares of Class B Common Stock or other securities issuable upon conversion of Series B Stock, the Corporation, at its expense, shall compute such adjustment or readjustment in accordance with this Certificate of Designation and prepare a certificate showing such adjustment or readjustment, and shall, upon receiving a written request from a registered holder of the Series B Stock, send such certificate by electronic communication to each registered holder of the Series B Stock at the holder's e-mail address as shown on the Corporation's books. The certificate shall set forth such adjustment or readjustment, showing in reasonable detail the facts upon which such adjustment or readjustment is based, including a statement of (i) the Conversion Price at the time in effect for the Series B Stock, and (ii) the number of additional shares of Class B Common Stock and the type and amount, if any, of other property which at the time would be received upon conversion of the Series B Stock. Notwithstanding anything to the contrary set forth above in this Section 6(i), no certificate setting forth the adjustment or readjustment of the Conversion Price shall be prepared and sent if the amount of any such adjustment would be an amount less than one percent (1%) of the Conversion Price then in effect, but any such amount shall be carried forward and a certificate shall be prepared and sent (upon request) with respect to such adjustment at the time of and together with any subsequent adjustment that, together with such amount and any other amount or amounts so carried forward, shall aggregate an increase or decrease of one percent (1%) or more.

(i) Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class B Common Stock, solely for the purpose of effecting the conversion of the shares of Series B Stock, such number of shares of Class B Common Stock or other securities of the Corporation, if applicable, as shall from time to time be sufficient to effect a conversion of all outstanding shares of Series B Stock, and if at any time the number of authorized but unissued shares of Class B Common Stock or other securities of the Corporation, if applicable, shall not be sufficient to effect the conversion of all then outstanding shares of Series B Stock, the Corporation shall promptly seek such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Class B Common Stock or such other securities to such number of shares as shall be sufficient for such purpose.

(j) Payment of Transfer Taxes. The Corporation shall pay all stock transfer, documentary, and stamp taxes and (which, for the absence of doubt, shall not include any income or other taxes imposed upon the profits realized by the recipient) that may be imposed in respect of the issue or delivery of shares of Class B Common Stock or other securities or property upon conversion of shares of Series B Stock; provided that the Corporation shall not pay any taxes or other governmental charges imposed in connection with any transfer involved in the issue and delivery of shares of Class B Common Stock or other securities in a name other than that in which the shares of Series B Stock so converted were registered.

Section 7. No Voting Rights. The Series B Stock shall have no voting rights.

Section 8. Waiver of Rights. Except as otherwise set forth in this Certificate of Designation, any of the rights, powers, preferences and other terms of the Series B Stock set forth herein may be waived (either prospectively or retrospectively) on behalf of all holders of Series B Stock and with respect to all shares of Series B Stock by the approval (by vote or written consent, as provided by law) of the holders of at least a majority of the then outstanding shares of Series B Stock, voting together as a single class on an as-converted basis.

Section 9. Record Holders. To the fullest extent permitted by applicable law, the Corporation may deem and treat the record holder of any share of Series B Stock as the true and lawful owner thereof for all purposes, and the Corporation shall not be affected by any notice to the contrary.

Section 10. Notices. All notices or communications in respect of the Series B Stock shall be sufficiently given if given in writing and delivered by electronic communication in compliance with the General Corporation Law of the State of Delaware, or if given in such other manner as may be permitted in this Certificate of Designation, in the Certificate of Incorporation or Bylaws or by applicable law or regulation.

Section 11. Tax Withholding. The Corporation shall be entitled to deduct and withhold from amounts paid or distributed with respect to the Series B Stock such amounts as the Corporation is required to deduct and withhold under the Internal Revenue Code of 1986, as amended, or any other applicable tax law, with the making of such payment. The Corporation shall timely remit to the appropriate taxing authority any and all amounts so deducted or withheld. Notwithstanding the foregoing, the Corporation acknowledges that it will not be required to deduct and withhold, and shall not deduct and withhold, any amount from any payment to the extent that, prior to making such payment, the Corporation has received appropriate documentation from the holder of the Series B Stock establishing an exemption from such withholding tax in the manner required by applicable tax law.

Section 12. Other Rights. The shares of Series B Stock shall not have any rights, preferences, privileges or voting powers or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein, in the Certificate of Incorporation, the Purchase Agreement, or as provided by applicable law and regulation.

* * * * *

IN WITNESS WHEREOF, the Corporation has caused this Series B Convertible Preferred Stock Certificate of Designation to be duly executed and acknowledged by its undersigned duly authorized officer this 26 day of April, 2024.

NEWSMAX, INC.

By: _/s/ Christopher Ruddy_________________
Name: Christopher Ruddy
Title: Chief Executive Officer

FLORIDA DEPARTMENT OF STATE
Division of Corporations

April 29, 2024

CORPORATE ACCESS, INC.

TALLAHASSEE, FL 32303

Re: Document Number P24000026872

The Articles of Amendment to the Articles of Incorporation of NEWSMAX, INC., a Florida corporation, were filed on April 26, 2024.

Should you have any questions regarding this matter, please telephone (850) 245-6050, the Amendment Filing Section.

Annette Ramsey
OPS
Division of Corporations

Letter Number: 924A00009235

Articles of Amendment
to
Articles of Incorporation
of

FILED

2024 APR 26 AM 10: 42

Newsmax, Inc.

(Name of Corporation as currently filed with the Florida Dept. of State) SECRETARY OF STATE TALLAHASSEE, FLORIDA

P24000026872

(Document Number of Corporation (if known)

Pursuant to the provisions of section 607.1006, Florida Statutes, this ***Florida Profit Corporation*** adopts the following amendment(s) to its Articles of Incorporation:

A. If amending name, enter the new name of the corporation:

______________________________ *The new name must be distinguishable and contain the word "corporation," "company," or "incorporated" or the abbreviation "Corp.," "Inc.," or Co.," or the designation "Corp," "Inc," or "Co". A professional corporation name must contain the word "chartered," "professional association," or the abbreviation "P.A."*

B. Enter new principal office address, if applicable:
(Principal office address MUST BE A STREET ADDRESS)

____

____

____

C. Enter new mailing address, if applicable:
(Mailing address MAY BE A POST OFFICE BOX)

____

____

____

D. If amending the registered agent and/or registered office address in Florida, enter the name of the new registered agent and/or the new registered office address:

Name of New Registered Agent ______________________________

____
(Florida street address)

New Registered Office Address: ______________________________, Florida ______________
(City) *(Zip Code)*

New Registered Agent's Signature, if changing Registered Agent:
I hereby accept the appointment as registered agent. I am familiar with and accept the obligations of the position.

____
Signature of New Registered Agent, if changing

Check if applicable
☐ The amendment(s) is/are being filed pursuant to s. 607.0120 (11) (e), F.S.

If amending the Officers and/or Directors, enter the title and name of each officer/director being removed and title, name, and address of each Officer and/or Director being added:
(Attach additional sheets, if necessary)
Please note the officer/director title by the first letter of the office title:
P = President; V= Vice President; T= Treasurer; S= Secretary; D= Director; TR= Trustee; C = Chairman or Clerk; CEO = Chief Executive Officer; CFO = Chief Financial Officer. If an officer/director holds more than one title, list the first letter of each office held. President, Treasurer, Director would be PTD.
Changes should be noted in the following manner. Currently John Doe is listed as the PST and Mike Jones is listed as the V. There is a change, Mike Jones leaves the corporation, Sally Smith is named the V and S. These should be noted as John Doe, PT as a Change, Mike Jones, V as Remove, and Sally Smith, SV as an Add.

Example:

X Change PT John Doe

X Remove V Mike Jones

X Add SV Sally Smith

Type of Action (Check One)	Title	Name	Address
1) ____ Change	______	______________________	______________________
____ Add			______________________
____ Remove			______________________
2) ____ Change	______	______________________	______________________
____ Add			______________________
____ Remove			______________________
3) ____ Change	______	______________________	______________________
____ Add			______________________
____ Remove			______________________
4) ____ Change	______	______________________	______________________
____ Add			______________________
____ Remove			______________________
5) ____ Change	______	______________________	______________________
____ Add			______________________
____ Remove			______________________
6) ____ Change	______	______________________	______________________
____ Add			______________________
____ Remove			______________________

E. <u>If amending or adding additional Articles, enter change(s) here</u>:
(Attach *additional sheets, if necessary*). *(Be specific)*

See attached.

F. <u>If an amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself:</u>
(if not applicable, indicate N/A)

N/A

The date of each amendment(s) adoption: ______________________________, if other than the date this document was signed.

Effective date <u>if applicable</u>: ______________________________

(no more than 90 days after amendment file date)

Note: If the date inserted in this block does not meet the applicable statutory filing requirements, this date will not be listed as the document's effective date on the Department of State's records.

Adoption of Amendment(s) **(<u>CHECK ONE</u>)**

■ The amendment(s) was/were adopted by the incorporators, or board of directors without shareholder action and shareholder action was not required.

☐ The amendment(s) was/were adopted by the shareholders. The number of votes cast for the amendment(s) by the shareholders was/were sufficient for approval.

☐ The amendment(s) was/were approved by the shareholders through voting groups. *The following statement must be separately provided for each voting group entitled to vote separately on the amendment(s):*

"The number of votes cast for the amendment(s) was/were sufficient for approval

by ______________________________."

(voting group)

Dated April 26, 2024

Signature ______________________________

(By a director, president or other officer – if directors or officers have not been selected, by an incorporator – if in the hands of a receiver, trustee, or other court appointed fiduciary by that fiduciary)

Darryle Burnham

(Typed or printed name of person signing)

Chief Financial Officer

(Title of person signing)

CERTIFICATE OF DESIGNATION OF SERIES B CONVERTIBLE PREFERRED STOCK OF NEWSMAX, INC.

Pursuant to Section 607.0602 of the
Florida Business Corporation Act

NEWSMAX, INC., a corporation organized and existing under the laws of the State of Florida (the "Corporation"), certifies that pursuant to authority conferred upon the Board of Directors of the Corporation (the "Board of Directors") by Article FOURTH of the Certificate of Incorporation of the Corporation, as amended from time to time (the "Certificate of Incorporation"), and pursuant to the provisions of Section 151 of the General Corporation Law of the State of Florida, the Board of Directors on April 15, 2024 adopted and approved the following resolution providing for the designations, preferences and relative, participating, optional and other rights, and the qualifications, limitations and restrictions of the Series B Convertible Preferred Stock:

WHEREAS, the Certificate of Incorporation provides for three classes of shares known as Class A common stock, $0.001 par value per share (the "Class A Common Stock"), Class B non-voting common stock, par value $0.001 per share (the "Class B Common Stock", and together with the Class A Common Stock, the "Common Stock") and preferred stock, including the series of shares designated Series A Convertible Preferred Stock, par value $0.001 per share ("Series A Stock"), the series of shares designated Series A-1 Convertible Preferred Stock, par value $0.001 per share ("Series A-1 Stock"), the series of shares designated Series A-2 Convertible Preferred Stock, par value $0.001 per share ("Series A-2 Stock") and the series of shares designated Series A-3 Convertible Preferred Stock ("Series A-3 Stock"); and

WHEREAS, the Board of Directors is authorized by the Certificate of Incorporation to provide for the issuance of the shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Florida, to establish from time to time the number of shares to be included in such series and to fix the designations, preferences and rights of the shares of each such series and the qualifications, limitations and restrictions thereof.

NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors deems it advisable to, and hereby does, designate a Series B Convertible Preferred Stock and fixes and determines the preferences, rights, qualifications, limitations and restrictions relating to the Series B Convertible Preferred Stock as follows:

Section 1. Designation. The designation of the series of preferred stock of the Corporation is "Series B Convertible Preferred Stock," par value $0.001 per share (the "Series B Stock").

Section 2. **Number of Shares**. The authorized number of shares of Series B Stock is 60,000.

Section 3. **Defined Terms and Rules of Construction**.

(a) **Definitions**. As used herein with respect to the Series B Stock:

"Additional Shares of Common Stock" shall mean shares of Common Stock issued by the Corporation after the Original Issue Date, other than (x) the following shares of Common Stock listed in clauses (1) through (9) below, and (y) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (x) and (y), collectively, "Exempted Securities"):

(1) shares of Common Stock, Options or Convertible Securities issued as a dividend, conversion or distribution in respect of the Series A Stock, Series A-1 Stock, Series A-2 Stock and Series A-3 Stock;

(2) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up, subdivision or other distribution on shares of Common Stock, or in connection with a IPO or Reverse Merger Transaction;

(3) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Corporation;

(4) shares of Common Stock or Convertible Securities issued upon the exercise of options or shares of Common Stock issued upon conversion or exchange of Convertible Securities;

(5) shares of Common Stock, Options or Convertible Securities issued in connection with a debt financing transaction or to equipment lessors or other financial institutions, or to real property lessors pursuant to transactions;

(6) shares of Common Stock, Options or Convertible Securities issued to third party suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions;

(7) shares of Common Stock, Options or Convertible Securities issued pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization;

(8) shares of Common Stock, Options or Convertible Securities issued that in aggregate do not exceed two percent (2%) of the outstanding capital stock of the Company; or

(9) shares of Common Stock, Options or Convertible Securities issued in connection with any transaction in which the holders of a majority of the outstanding Series B Stock waive their anti-dilution rights.

"Board of Directors" shall have the meaning set forth in the preamble hereto.

"Business Day" shall mean any day other than a day on which commercial banks in the State of New York or Florida are required to be closed for business.

"Bylaws" shall mean the Bylaws of the Corporation in effect on the date hereof, as they may be amended from time to time.

"Certificate of Designation" shall mean this Certificate of Designation relating to the Series B Stock, as it may be amended from time to time.

"Certificate of Incorporation" shall have the meaning set forth in the preamble hereto.

"Close of Business" shall mean 5:00 p.m., Eastern Time, on any Business Day.

"Common Stock" shall have the meaning set forth in the recitals hereto.

"Conversion Price" shall mean $50,740.47; provided, that the Conversion Price for purposes of converting the Series B Stock upon (i) an IPO shall equal 75% of the price per share or deemed price per share sold to the public in such IPO or (ii) the consummation of a Qualified Financing shall be 75% of the price per share sold by the Company in such Qualified Financing.

"Convertible Securities" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock.

"Corporation" shall have the meaning set forth in the preamble hereto.

"Extraordinary Transaction" shall have the meaning ascribed to it in Section 6(g).

"IPO" shall mean the initial public offering of capital stock of the Corporation or any successor thereof, including without limitation, a public offering of securities pursuant to Regulation A promulgated under Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, the filing with the Securities and Exchange Commission of a registration statement on a Form 8-A, or a public offering of securities pursuant to the filing of a Form S-1 .

"Junior Stock" shall mean the Common Stock and any other class or series of capital stock (including the Series A, Series A-1 Stock, Series A-2 Stock and Series A-3 Stock) that ranks junior to the Series B Stock (a) as to the payment of dividends, if any, or (b) as to the distribution of assets on any liquidation, dissolution or winding up of the Corporation, or both.

"Liquidation Preference" shall initially mean $5,000 per share of Series B Preferred Stock.

"Liquidity Event" shall have the meaning ascribed to it in Section 5(a).

"Offering" means the offering of Series B Stock commenced by the Corporation on or about the date of the filing of this Certificate of Designation pursuant to which the Corporation endeavored to raise up to $150,000,000 in total proceeds plus $75,000,000 for overallotment issuance.

"Option" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire shares of capital stock or Convertible Securities.

"Original Issue Date" shall mean the date on which the Corporation determines that the financing round in which the Series B Stock were issued pursuant to the Company's offering under Rule 506(c) has been closed and concluded.

"Per Share Price" shall mean $5,000.

"Person" or "person" shall mean an individual, corporation, limited liability company, association, partnership, group (as such term is used in Section 13(d)(3) of the Exchange Act of 1934, as amended), trust, joint venture, business trust or unincorporated organization, or a government or any agency or political subdivision thereof.

"Preferred Stock" shall mean the Series A Stock, the Series A-1 Stock, the Series A-2 Stock, the Series A-3 Stock and the Series B Stock.

"Purchase Agreement" shall mean that certain Purchase Agreement, by and among the Corporation and certain purchasers (to be entered into in connection with the filing of this Certificate of Designation on or about the date of this Certificate of Designation), as amended, restated or otherwise modified from time to time.

"Qualified Financing" means a round of equity financing consummated by the Corporation after the Offering in which the Corporation receives aggregate gross proceeds equal to $50,000,000 or more.

"Qualified Sale" means any Liquidity Event in which the Corporation elects to require the mandatory conversion of the Series B Stock; provided that such conversion will not be used to lower the amount of consideration such holder would have been entitled to receive in such Liquidity Event if a conversion of the Series B Stock was not mandated by the Corporation in connection with such Liquidity Event.

"Reverse Merger Transaction" means a transaction or series of related transactions by merger, consolidation, share exchange or otherwise of the Corporation with a public company ("Shell") or special purpose acquisition company ("SPAC") or its direct or indirect subsidiary, parent company or successor entity, pursuant to which the shares of capital stock or share capital of such Shell, SPAC or its direct or indirect subsidiary, parent company or successor entity are listed for trading on the Nasdaq Stock Market's National Market, Global Market or Global Select Market, the New York Stock Exchange or another exchange or marketplace approved by the Board of Directors.

"Sale of the Corporation" shall mean (i) the sale of the Corporation and its subsidiaries, (whether structured as a sale of assets, merger, consolidation, lease, exclusive license, transfer or other disposition) including in one or more series of related transactions, to an independent third party or group of independent third parties pursuant to which such party or parties acquire (A) capital stock of the Corporation constituting a majority of the Corporation's voting securities

or (B) all or substantially all of the assets of the Corporation and its subsidiaries determined on a consolidated basis, or (ii) a Reverse Merger Transaction.

"Series A Certificate of Designation" shall mean that certain Certificate of Designation of Series A Convertible Preferred Stock, filed with the Secretary of State of the State of Florida on or about the date of this Certificate of Designation (as amended, restated or otherwise modified from time to time).

"Series A Stock" shall have the meaning set forth in the recitals hereto.

"Series A-1 Certificate of Designation" shall mean that certain Certificate of Designation of Series A-1 Convertible Preferred Stock, filed with the Secretary of State of the State of Florida on or about the date of this Certificate of Designation (as amended, restated or otherwise modified from time to time).

"Series A-1 Stock" shall have the meaning set forth in the recitals hereto.

"Series A-2 Certificate of Designation" shall mean that certain Certificate of Designation of Series A-2 Convertible Preferred Stock, filed with the Secretary of State of the State of Florida on or about the date of this Certificate of Designation (as amended, restated or otherwise modified from time to time).

"Series A-2 Stock" shall have the meaning set forth in the recitals hereto.

"Series A-3 Certificate of Designation" shall mean that certain Certificate of Designation of Series A-3 Convertible Preferred Stock, filed with the Secretary of State of the State of Florida on or about the date of this Certificate of Designation (as amended, restated or otherwise modified from time to time).

"Series A-3 Stock" shall have the meaning set forth in the recitals hereto.

"Series B Stock" shall have the meaning set forth in Section 1.

(b) Rules of Construction. Unless the context otherwise requires: (i) a term has the meaning assigned to it herein; (ii) an accounting term not otherwise defined herein has the meaning accorded to it in accordance with generally accepted accounting principles in effect from time to time in the United States, applied on a consistent basis; (iii) words in the singular include the plural, and in the plural include the singular; (iv) "or" is not exclusive; (v) "will" shall be interpreted to express a command; (vi) "including" means including without limitation; (vii) provisions apply to successive events and transactions; (viii) references to any Section or clause refer to the corresponding Section or clause, respectively, of this Certificate of Designation; (ix) any reference to a day or number of days, unless expressly referred to as a Business Day, shall mean the respective calendar day or number of calendar days; and (x) headings are for convenience of reference only.

Section 4. Dividends.

(a) Dividend Rate on Series B Stock. Other than as set forth in Section 4(b), dividends shall accrue on the Series B Stock at an annual dividend rate per share of seven percent (7%) of the Per Share Price. Dividends will accrue annually, whether or not declared, and, except as set forth below in Section 5(a), Section 6(b)(1) and Section 6(c)(1), be payable (entirely or partially) in cash only when, as, and if declared by the Board of Directors. For the avoidance of doubt, in the event that a Liquidity Event, conversion or sale occurs prior to the end of a year, no portion of dividends shall be paid with respect to such partial year.

(b) Participation with Dividends on Common Stock. Dividends on the Series B Stock will have preference over dividends payable in respect of the Junior Stock. No cash or other dividend or distribution may be declared or paid on the Junior Stock (other than a dividend or distribution solely in shares of Common Stock or other Junior Stock and cash in lieu of fractional shares) unless a dividend or other distribution is also declared and paid on each share of the Series B Stock in an amount equal to the sum of (i) the amount of accrued but unpaid dividends on a share of Series B Stock, and (ii) the assets (whether cash or property) that a holder of a share of Series B Stock would have received had such share been converted into the number of shares of Class B Common Stock to which the holder would then be entitled immediately prior to the record date, distribution date or other applicable payment date with respect to such dividend or distribution. Payment of a dividend to the holders of Series B Stock under this Section 4(b) shall reduce (dollar for dollar but not below zero) any accrued but unpaid dividends thereon determined under Section 4(a).

Section 5. Liquidation Rights.

(a) Voluntary or Involuntary Liquidity Event. Upon any Sale of the Corporation, liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary (a "Liquidity Event"), the holders of the shares of Series B Stock shall be entitled, before any distribution or payment is made upon any Junior Stock, to be paid an amount equal to the greater of (i) the Liquidation Preference *plus* any accrued but unpaid dividends determined pursuant to Section 4 and (ii) the per share amount of all cash, securities and other property (such securities or other property having a value equal to its fair market value as determined pursuant to Section 5(d)) to be distributed in respect of the Class B Common Stock such holder would have been entitled to receive had it converted such Series B Stock immediately prior to the date fixed for the Liquidity Event. If, upon the Liquidity Event, the assets of the Corporation to be distributed among the holders of Series B Stock shall be insufficient to permit payment in full to such holders the full preferential amount to which they are entitled, then the entire assets of the Corporation shall be distributed in proportion to the preferential amount each such holder is otherwise entitled to receive under this Section 5(a). Notwithstanding any of the foregoing provisions of this Section 5(a), if the consideration payable to the stockholders of the Corporation in respect to the applicable Liquidity Event (which, for the avoidance of doubt, shall include any stock-for-stock transaction) consists of non-cash consideration, the holders of the shares of Series B Stock (or, if converted, the holders of the Class B Common Stock issued upon such conversion) shall be entitled to receive stock consideration in lieu of cash consideration.

(b) Remaining Assets. Upon a Liquidity Event, after the holders of the Series B Stock shall have been paid in full their full preferential amount to which they are entitled, the remaining assets of the Corporation legally available for distribution shall be distributed among

the holders of the Junior Stock then outstanding, pursuant to the terms of the Certificate of Incorporation, the Series A Certificate of Designation, the Series A-1 Certificate of Designation, the Series A-2 Certificate of Designation and the Series A-3 Certificate of Designation.

(c) Fractional Shares. The Liquidation Preference with respect to each outstanding fractional share of Series B Stock shall be equal to a ratably proportionate amount of the Liquidation Preference with respect to each outstanding share of Series B Stock.

(d) Valuation of Consideration. In the event of a Liquidity Event, if the consideration received by the Corporation is other than cash, its value will be deemed its fair market value as set forth in the definitive agreements governing such Liquidity Event; or, if the market value is not specified in the definitive agreements governing such Liquidity Event, as determined in good faith by the Board of Directors. For the avoidance of doubt, in the event of a Liquidity Event, if the consideration received by the Corporation includes both cash and equity, the holders of the Series B Stock shall not be entitled to receive cash proceeds in lieu of equity proceeds.

Section 6. Conversion. The rights of the holders of shares of the Series B Stock and of the Corporation to convert such shares into shares of Class B Common Stock, and the terms and conditions of such conversion, shall be as follows:

(a) Right to Convert.

(1) Each share of Series B Stock shall be convertible (A) at the option of the holder thereof at any time after the Original Issue Date, or (B) automatically upon (w) an IPO, (x) the election by written consent of the holders of at least a majority of the outstanding shares of Series B Stock, (y) the closing of a Qualified Financing, or (z) the closing of a Qualified Sale, in each case, into that number of fully paid and nonassessable shares of Class B Common Stock determined in accordance with the provisions of Section 6(b) or Section 6(c), as applicable. In connection with the conversion of shares of the Series B Stock into shares of Class B Common Stock, the holder thereof shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation, and, in the case of a conversion at the election of the holder, deliver a written notice to the Corporation stating that it elects to convert the same and setting forth the name or names in which it wishes the Class B Common Stock to be issued and recorded in the books of the Corporation by the transfer agent of the Corporation, and the number of shares of Series B Stock being converted (a "Conversion Notice").

(2) The Corporation shall, as soon as practicable after receipt of a Conversion Notice and the surrender of the certificate or certificates evidencing shares of Series B Stock for conversion at the office of the Corporation, issue to each holder of such shares, and direct the transfer agent of the Corporation to issue and record such issuance in the books of the Corporation. Such conversion shall be deemed to have been made immediately prior to the Close of Business on the date of such surrender of the shares of Series B Stock to be converted, and the person or persons entitled to receive the shares of Class B Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Class B Common Stock at such date and

shall, with respect to such shares, have only those rights of a holder of Class B Common Stock.

(b) Optional Conversion of Series B Stock by Holder.

(1) Each share of Series B Stock (including, for the avoidance of doubt, fractional shares of Series B Stock) shall be convertible at any time after the Original Issue Date, at the option of the holder of record thereof, into the number of fully paid and nonassessable shares of Class B Common Stock equal to the quotient of (x) the Liquidation Preference of such share of Series B Stock being converted *plus* any accrued but unpaid dividends determined pursuant to Section 4 divided by (y) the Conversion Price as of the time of the conversion.

(2) If a conversion of Series B Stock is to be made in connection with an Extraordinary Transaction, Liquidity Event or a similar transaction affecting the Corporation (other than a tender or exchange offer), the conversion of any shares of Series B Stock shall be conditioned upon the consummation of such transaction, in which case such conversion shall not be deemed to be effective until such Extraordinary Transaction, Liquidity Event or similar transaction has been consummated. Any shares of Series B Stock not so converted shall be returned to the holder as Series B Stock.

(c) Mandatory Conversion of Series B Stock.

(1) Automatically upon the earlier of (A) an IPO, (B) the election by written consent of the holders of at least a majority of the outstanding shares of Series B Stock, (C) the closing of a Qualified Financing, or (D) the closing of a Qualified Sale, all of the then outstanding shares of Series B Stock shall convert into the number of fully paid and nonassessable shares of Class B Common Stock equal to the quotient of (x) the Liquidation Preference of such share of Series B Stock being converted *plus* any accrued but unpaid dividends determined pursuant to Section 4 divided by (y) the Conversion Price as of the time of the conversion.

(2) If a conversion of Series B Stock is to be made in connection with a transaction specified in this clause (c), the conversion of any shares of Series B Stock may be conditioned upon the consummation of such transaction, in which case such conversion shall not be deemed to be effective until such transaction has been consummated. Any shares of Series B Stock not so converted shall be returned to the holder as Series B Stock.

(d) Conversion Price. The Conversion Price (other than the conversion prices referenced in the proviso of the Conversion Price definition) shall be subject to adjustment from time to time as provided in this Section 6.

(e) Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock, without consideration or for a consideration per share less than the Conversion Price in effect immediately prior to such issue, then the Conversion Price (other than the conversion prices referenced in the proviso of the Conversion Price definition) shall

be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP2 = CP1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

"CP2" shall mean the Conversion Price in effect immediately after such issue of Additional Shares of Common Stock;

"CP1" shall mean the Conversion Price in effect immediately prior to such issue of Additional Shares of Common Stock;

"A" shall mean the number of shares of Common Stock outstanding immediately prior to such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such issue or upon conversion or exchange of convertible securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding options therefor) immediately prior to such issue);

"B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP1); and

"C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

(f) Adjustment for Stock Splits and Combinations. If outstanding shares of the Common Stock shall be subdivided into a greater number of shares, or a dividend in Common Stock shall be paid in respect of the Common Stock, the Conversion Price (other than the conversion prices referenced in the proviso of the Conversion Price definition) in effect immediately prior to such subdivision or at the record date of such dividend shall, simultaneously with the effectiveness of such subdivision or immediately after the record date of such dividend, be proportionately reduced, and conversely, if outstanding shares of the Common Stock shall be combined into a smaller number of shares, the Conversion Price (other than the conversion prices referenced in the proviso of the Conversion Price definition) in effect immediately prior to such combination shall, simultaneously with the effectiveness of such combination, be proportionately increased. Any adjustment to the Conversion Price under this Section 6(f) shall become effective at the Close of Business on the date the subdivision or combination referred to herein becomes effective.

(g) Reorganizations, Mergers, Consolidations or Reclassifications. In the event of any capital reorganization, any reclassification of the capital stock (other than a change in par value), share exchange, restructuring or the consolidation or merger of the Corporation with or into another Person in which the Series B Stock remains outstanding (but, for the avoidance of doubt, not including a Reverse Merger Transaction or any reorganization or reclassification in connection therewith) (collectively referred to hereinafter as "Extraordinary Transactions"), the

holders of the Series B Stock shall thereafter be entitled to receive, and provision shall be made therefor in any agreement relating to an Extraordinary Transaction, upon conversion of the Series B Stock, the kind and number of shares of Class B Common Stock or other securities or property (including cash) of the Corporation, or some other corporation resulting from such consolidation or surviving such merger to which a holder of the number of shares of the Class B Common Stock which the Series B Stock entitled the holder thereof to convert to immediately prior to such Extraordinary Transaction would have been entitled to receive with respect to such Extraordinary Transaction; in any such case appropriate adjustment shall be made in the application of the provisions herein set forth with respect to the rights and interests thereafter of the holders of the Series B Stock, to the end that the provisions set forth herein (including the specified changes and other adjustments to the Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any shares, other securities or property thereafter receivable upon conversion of the Series B Stock. The provisions of this Section 6(g) shall similarly apply to successive Extraordinary Transactions.

(h) Certificate of Adjustment. In each case of an adjustment or readjustment of the Conversion Price (other than the conversion prices referenced in the proviso of the Conversion Price definition) or the number of shares of Class B Common Stock or other securities issuable upon conversion of Series B Stock, the Corporation, at its expense, shall compute such adjustment or readjustment in accordance with this Certificate of Designation and prepare a certificate showing such adjustment or readjustment, and shall, upon receiving a written request from a registered holder of the Series B Stock, send such certificate by electronic communication to each registered holder of the Series B Stock at the holder's e-mail address as shown on the Corporation's books. The certificate shall set forth such adjustment or readjustment, showing in reasonable detail the facts upon which such adjustment or readjustment is based, including a statement of (i) the Conversion Price at the time in effect for the Series B Stock, and (ii) the number of additional shares of Class B Common Stock and the type and amount, if any, of other property which at the time would be received upon conversion of the Series B Stock. Notwithstanding anything to the contrary set forth above in this Section 6(h), no certificate setting forth the adjustment or readjustment of the Conversion Price shall be prepared and sent if the amount of any such adjustment would be an amount less than one percent (1%) of the Conversion Price then in effect, but any such amount shall be carried forward and a certificate shall be prepared and sent (upon request) with respect to such adjustment at the time of and together with any subsequent adjustment that, together with such amount and any other amount or amounts so carried forward, shall aggregate an increase or decrease of one percent (1%) or more.

(i) Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class B Common Stock, solely for the purpose of effecting the conversion of the shares of Series B Stock, such number of shares of Class B Common Stock or other securities of the Corporation, if applicable, as shall from time to time be sufficient to effect a conversion of all outstanding shares of Series B Stock, and if at any time the number of authorized but unissued shares of Class B Common Stock or other securities of the Corporation, if applicable, shall not be sufficient to effect the conversion of all then outstanding shares of Series B Stock, the Corporation shall promptly seek such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Class B Common Stock or such other securities to such number of shares as shall be sufficient for such purpose.

(j) Payment of Transfer Taxes. The Corporation shall pay all stock transfer, documentary, and stamp taxes and (which, for the absence of doubt, shall not include any income or other taxes imposed upon the profits realized by the recipient) that may be imposed in respect of the issue or delivery of shares of Class B Common Stock or other securities or property upon conversion of shares of Series B Stock; provided that the Corporation shall not pay any taxes or other governmental charges imposed in connection with any transfer involved in the issue and delivery of shares of Class B Common Stock or other securities in a name other than that in which the shares of Series B Stock so converted were registered.

Section 7. No Voting Rights. The Series B Stock shall have no voting rights.

Section 8. Waiver of Rights. Except as otherwise set forth in this Certificate of Designation, any of the rights, powers, preferences and other terms of the Series B Stock set forth herein may be waived (either prospectively or retrospectively) on behalf of all holders of Series B Stock and with respect to all shares of Series B Stock by the approval (by vote or written consent, as provided by law) of the holders of at least a majority of the then outstanding shares of Series B Stock, voting together as a single class on an as-converted basis.

Section 9. Record Holders. To the fullest extent permitted by applicable law, the Corporation may deem and treat the record holder of any share of Series B Stock as the true and lawful owner thereof for all purposes, and the Corporation shall not be affected by any notice to the contrary.

Section 10. Notices. All notices or communications in respect of the Series B Stock shall be sufficiently given if given in writing and delivered by electronic communication in compliance with the General Corporation Law of the State of Delaware, or if given in such other manner as may be permitted in this Certificate of Designation, in the Certificate of Incorporation or Bylaws or by applicable law or regulation.

Section 11. Tax Withholding. The Corporation shall be entitled to deduct and withhold from amounts paid or distributed with respect to the Series B Stock such amounts as the Corporation is required to deduct and withhold under the Internal Revenue Code of 1986, as amended, or any other applicable tax law, with the making of such payment. The Corporation shall timely remit to the appropriate taxing authority any and all amounts so deducted or withheld. Notwithstanding the foregoing, the Corporation acknowledges that it will not be required to deduct and withhold, and shall not deduct and withhold, any amount from any payment to the extent that, prior to making such payment, the Corporation has received appropriate documentation from the holder of the Series B Stock establishing an exemption from such withholding tax in the manner required by applicable tax law.

Section 12. Other Rights. The shares of Series B Stock shall not have any rights, preferences, privileges or voting powers or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein, in the Certificate of Incorporation, the Purchase Agreement, or as provided by applicable law and regulation.

* * * * *

IN WITNESS WHEREOF, the Corporation has caused this Series B Convertible Preferred Stock Certificate of Designation to be duly executed and acknowledged by its undersigned duly authorized officer this 26 day of April, 2024.

NEWSMAX, INC.

By: ______________________
Name: Christopher Ruddy
Title: Chief Executive Officer

Exhibit H

Audited Financial Statements
for the year ended December 31, 2022

Consolidated Financial Statements and Independent Auditor's Report

Newsmax Media, Inc.

December 31, 2022 and 2021

BDO

Table of Contents

Tel: 305-381-8000
Fax: 305-374-1135
www.bdo.com

100 SE 2nd St., Suite 1700
Miami, FL 33131

Independent Auditor's Report

Board of Directors
Newsmax Media, Inc.
Boca Raton, Florida

Opinion

We have audited the consolidated financial statements of Newsmax Media, Inc. (the Company), which comprise the consolidated balance sheets as of December 31, 2022 and 2021, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter – Adoption of ASC 842

As described in Note 1 to the consolidated financial statements, effective January 1, 2022, the Company changed its method of accounting for leases. The Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Update 2016-02, Leases (ASC 842). Our opinion is not modified with respect to this matter.

Emphasis of Matter – Ongoing Litigation

As described in Note 8 to the consolidated financial statements, the Company is a defendant in lawsuits filed during 2021 by Smartmatic USA Corp. and certain of its affiliates (collectively, "Smartmatic") and Dominion Voting Systems, Inc. and certain of its affiliates (collectively, "Dominion"). An unfavorable outcome in either or both lawsuits may have material adverse effects on the Company's continuing operations, cashflows and liquidity, and financial position. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, which raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are issued or available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, which raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

BDO USA, P.C.

Miami, Florida
November 16, 2023

NEWSMAX MEDIA, INC.
CONSOLIDATED BALANCE SHEETS

	December 31, 2022	December 31, 2021
ASSETS		
Current assets:		
Cash and cash equivalents	$ 4,046,045	$ 16,962,888
Investments	7,393,808	8,290,928
Accounts receivable, net	18,736,832	21,858,686
Inventories, net	3,833,833	2,536,642
Prepaid distribution	5,069,663	9,410,182
Prepaid expenses and other current assets	3,385,989	2,916,873
Total current assets	42,466,170	61,976,199
Property and equipment, net	9,863,788	6,539,812
Right of use asset, operating lease	13,749,762	-
Security deposit	790,878	672,649
Total assets	**$ 66,870,598**	**$ 69,188,660**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 15,038,354	$ 8,218,090
Accrued expenses	2,437,316	2,077,672
Accrued payroll	1,169,191	1,881,652
Accrued distribution	1,093,795	2,750,364
Customer deposits	-	33,287
Deferred rent	-	875,227
Lease liability, operating lease	3,447,811	-
Deferred revenue, current portion	10,927,489	11,874,071
Total current liabilities	34,113,956	27,710,363
Long-term liabilities:		
Lease liability, operating lease	11,440,232	-
Deferred revenue, net of current portion	3,217,020	3,348,841
Total liabilities	48,771,208	31,059,204
Commitments and contingencies (Note 8)		
Stockholders' equity		
Convertible preferred stock, $0.001 par value; 10,000 shares authorized; and 5,575 shares issued and outstanding as of December 31, 2022 and December 31, 2021	115,762,709	115,762,709
Common stock, $0.01 par value; 20,000 shares authorized; 10,000 shares issued and 6,070 outstanding at December 31, 2022 and 2021, respectively	10	10
Treasury stock, 4,000 shares at cost, respectively	(14,622,222)	(14,622,222)
Additional paid-in capital	18,056,702	18,056,702
Accumulated other comprehensive income (loss)	(93,680)	-
Accumulated deficit	(101,004,129)	(81,067,743)
Total stockholders' equity	18,099,390	38,129,456
Total liabilities and stockholders' equity	**$ 66,870,598**	**$ 69,188,660**

The accompanying notes are an integral part of these consolidated financial statements.

NEWSMAX MEDIA, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31,

	2022	2021
Net revenues:		
Advertising revenue	$ 105,917,207	$ 118,941,201
Subscription revenue	19,357,371	19,435,353
Product sales and other	11,988,222	12,061,913
Returns and allowances	(1,951,108)	(1,911,999)
Total net revenues	135,311,692	148,526,468
Cost of services	70,620,153	56,850,812
Cost of products sold	5,756,637	6,904,670
Gross profit	58,934,902	84,770,986
Sales and marketing costs	29,867,525	27,474,378
General and administrative expenses:		
Personnel costs	24,450,457	21,199,545
Professional fees	7,295,727	5,476,347
Rent and utilities	5,135,161	4,444,246
Depreciation	2,560,830	2,257,585
Other	9,099,490	6,842,839
Total general and administrative expenses	48,541,665	40,220,562
(Loss) income from operations	(19,474,288)	17,076,046
Other income (expense), net:		
Interest and dividend income	296,704	167,823
Interest expense	(15,332)	(17,721)
Loss on sale of equipment	-	(4,180)
Unrealized (loss) gain on marketable securities	(519,664)	770,723
Gain on extinguishment of PPP Loan	-	2,564,200
Other, net	(204,600)	(124,902)
Total other (expense) income, net	(442,892)	3,355,943
Net (loss) income before income taxes	(19,917,180)	20,431,989
Income tax expense	19,206	15,072
Net (loss) income	**$ (19,936,386)**	**$ 20,416,917**
Other comprehensive income (loss):		
Unrealized loss on available for sale debt investments, net of income tax	(93,680)	(158,220)
Comprehensive (loss) income	**$ (20,030,066)**	**$ 20,258,697**

The accompanying notes are an integral part of these consolidated financial statements.

NEWSMAX MEDIA, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2022 and 2021

	Convertible Preferred Stock		Common Stock		Treasury Stock		Additional	Accumulated Other Comprehensive	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Paid-In Capital	Income (Loss)	Deficit	Equity
Balance, December 31, 2020	**5,575**	**$ 115,762,709**	**6,070**	**$ 10**	**4,000**	**$ (14,622,222)**	**$ 18,056,702**	**$ 158,220**	**$ (101,484,660)**	**$ 17,870,759**
Other comprehensive loss	—	—	—	—	—	—	—	(158,220)	—	(158,220)
Net income	—	—	—	—	—	—	—	—	20,416,917	20,416,917
Balance, December 31, 2021	**5,575**	**115,762,709**	**6,070**	**10**	**4,000**	**(14,622,222)**	**18,056,702**	**—**	**(81,067,743)**	**38,129,456**
Other comprehensive loss	—	—	—	—	—	—	—	(93,680)	—	(93,680)
Net loss	—	—	—	—	—	—	—	—	(19,936,386)	(19,936,386)
Balance, December 31, 2022	**5,575**	**$ 115,762,709**	**6,070**	**$ 10**	**4,000**	**$ (14,622,222)**	**$ 18,056,702**	**$ (93,680)**	**$ (101,004,129)**	**$ 18,099,390**

The accompanying notes are an integral part of these consolidated financial statements.

NEWSMAX MEDIA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31,

	2022	2021
Cash Flows from Operating Activities:		
Net (loss) income	$ (19,936,386)	$ 20,416,917
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:		
Depreciation	2,560,830	2,257,585
Loan forgiveness	-	(2,564,200)
Bad debts	(7,675)	603,677
Loss on disposal of equipment	-	4,180
Unrealized loss (gain) on investment	519,664	(770,723)
Non-cash lease expense	2,500,059	-
Changes in operating assets and liabilities:		
(Increase) decrease in assets:		
Accounts receivable	3,129,529	(11,386,277)
Inventory	(1,297,191)	(362,753)
Prepaid distribution	4,340,519	(986,742)
Prepaid expenses and other assets	(469,116)	(364,261)
Security deposits	(118,229)	415,434
Increase (decrease) in liabilities:		
Accounts payable	6,820,264	(2,249,768)
Accrued expenses	(2,009,386)	300,754
Customer deposits	(33,287)	(24,208)
Operating leases liabilities	(2,237,005)	-
Deferred revenue	(1,078,403)	464,981
Net cash (used in) provided by operating activities	(7,315,813)	5,754,596
Cash Flows from Investing Activities:		
Purchase of investments	(4,957,441)	(7,018,429)
Sale of investments	5,241,218	5,500,000
Purchase of property and equipment	(5,884,807)	(3,035,097)
Net cash used in investing activities	(5,601,030)	(4,553,526)
Net change in cash and cash equivalents	(12,916,843)	1,201,070
Cash and Cash Equivalents – Beginning	16,962,888	15,761,818
Cash and Cash Equivalents – Ending	**$ 4,046,045**	**$ 16,962,888**
Supplemental Non-Cash Investing and Financing Activities		
Operating lease assets obtained in exchange for operating lease liabilities	**$ 6,325,607**	**$ -**
Supplemental disclosures of cash flow information:		
Interest paid	**$ 15,332**	**$ 17,721**

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Newsmax Media, Inc. (the "Company"), a Nevada Corporation, was incorporated on July 15, 1998, and registered on August 20, 1998, as a foreign corporation in the State of Florida. On June 24, 1999, the Company changed its name from Sequoia Digital Corporation to Newsmax.com, Inc. On September 20, 2001, the Company changed its name from Newsmax.com, Inc. to Newsmax Media, Inc. The Company became a wholly owned subsidiary of NMX Holdings, LLC on February 28, 2006. All of the capital stock outstanding on February 28, 2006, was cancelled and 10,000 new shares of common stock were issued. During 2014, the Company changed its state of domicile from Nevada to Delaware. In connection with the change, the NMX Holdings, LLC entity was dissolved.

The Company is a multi-platform media company that provides original news and lifestyle content using a mixed-revenue model that derives income from its linear cable television and over-the-top ("OTT") news channels, websites, proprietary database, publishing products and eCommerce products. The Company uses original news and editorial content to draw large numbers of readers to its media outlets in order to sell advertising, print and online information products. The Company's business operations are conducted through two operating segments, Television and Digital.

Television

The television segment of the Company's business produces and licenses news, business news and lifestyle content for distribution primarily through multichannel video programming distributors ("MVPDs") including cable television systems, direct broadcast satellite operators and telecommunication companies, primarily in the United States.

The Company creates and broadcasts content and distributes such content using a hybrid distribution strategy of linear cable, free OTT channels and free ad-supported streaming television services ("FAST") channels. The television segment generates revenues from (1) linear TV channels, primarily through advertising sales, (2) OTT and FAST channels, primarily through revenue derived from third-party advertising in connection with services accessed through websites, apps and digital media players.

Digital

The digital segment generates revenues through (1) online advertising, including online display, email advertising, other online placements and print advertisements, (2) subscriptions, including our collection of specialized health and financial newsletters, Newsmax Magazine and four online membership programs, and (3) e-commerce, primarily through our subsidiaries that sell nutraceuticals and nonfiction books on political, financial and health-related topics.

The Company also distributes content through its websites and social media accounts, apps, email and newsletters. The Company's websites and apps provide live and/or on-demand streaming of network-related programming to allow video subscribers of the Company's participating distribution partners to view Company content via the Internet.

Principles of Consolidation

The consolidated financial statements include the accounts of Newsmax Media, Inc. and its wholly owned subsidiaries Medix Health, LLC ("Medix"), Crown Atlantic Insurance, LLC ("Crown"), Newsmax Broadcasting, LLC ("Broadcasting"), Humanix Publishing, LLC ("Humanix"), ROI Media Strategies ("ROI") and Newsmax Radio LLC ("Radio"). All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial

statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates and assumptions made by management are used for, but not limited to, the allowance for doubtful accounts, realizability of deferred income taxes and the discount rate used to calculate lease liabilities.

Cash and Cash Equivalents

The Company considers all short-term, highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

Marketable securities

The Company accounts for its marketable securities in accordance with ASC Topic 321, *Investments - Equity Securities*. ASC Topic 321 requires companies to measure equity investments at fair value, with changes in fair value recognized in net income. The Company's investments in marketable securities consist of equity securities with readily determinable fair values. The cost of securities sold is based on the specific identification method, and interest and dividends on securities are included in non-operating income (expense).

Marketable equity securities are carried at fair value, with changes in fair market value included in the determination of net income. The fair market value of marketable equity securities is determined based on quoted market prices in active markets. See Note 2 - Fair Value Measurements for additional information regarding the valuation of marketable equity securities.

As of December 31, 2022 and 2021, $302,064 and $422,079, respectively, of the Company's marketable securities are held in a brokerage firm owned by a shareholder of the Company.

Available-for-sale debt instruments

The Company classifies investments in fixed income securities as available-for-sale debt investments. Our available-for-sale debt investments primarily consist of certificates of deposits. These available-for-sale debt investments are held in the custody of a major financial institution. A specific identification method is used to determine the cost basis of available-for-sale debt investments sold. These investments are recorded in the consolidated balance sheets at fair value. Unrealized gains and losses on these investments are included within the consolidated statement of other comprehensive income (loss) net of tax. The Company classifies investments as current based on the nature of the investments and their availability for use in current operations.

Revenue Recognition and Deferred Revenue

In accordance with Accounting Standards Codification ("ASC") 606, "*Revenue from Contracts with Customers*," the Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration the Company expects to be entitled in exchange for those goods are services. The Company adopted ASC 606 as of January 1, 2018, using the modified retrospective approach, but the adoption of the standard did not have a material impact to our financial statements. The Company records taxes collected from customers and remitted to governmental authorities on a net basis.

<u>Advertising Revenue</u>

Advertising revenue is derived from the sale of advertising on the Company's cable television, email database, in the Company's magazine and related publications, or on the Company's website. Included in advertising revenue for the years ended December 31, 2022 and 2021 were $22,951,261 and $27,212,231, respectively, for the sale of news content through news feed and OTT news channels. Revenue related to the sale of advertising in the television segments is recognized at the time of broadcast. Revenue for contracts with advertising agencies is recorded at an amount that is net of the commission retained by the agency. Revenue from contracts directly with the advertisers is

recorded as gross revenue and the related commission or national representation fee is recorded in cost of sales. Cash payments received prior to services rendered result in deferred revenue, which is then recognized as revenue when the advertising time or space is actually provided. Each advertisement insertion order is determined to be a distinct performance obligation that is satisfied at the point in time when such advertisements are published/aired. For certain advertising that is provided through news feeds and OTT news channels and for revenue that is earned based on impressions received, revenue is recognized over-time using the output method. In the instances when the Company is acting only as an agent, the revenue recognized is only the service fee or commission associated with the respective advertising.

Subscription Revenue

The Company sells magazines to consumers through subscriptions. Each subscription is determined to be a distinct performance obligation that is satisfied over the term of the subscription, normally one (1) to five (5) years. Subscriptions received in advance of the publication are recorded as deferred revenue and recognized as income over the term, as this best represents the transfer of control of the services to the consumer.

	December 31,	
	2022	2021
Deferred revenue, current portion	$ 10,927,489	$ 11,874,071
Deferred revenue, net of current portion	3,217,020	3,348,841
Total contract liability	$ 14,144,509	$ 15,222,912
Revenue recognized in the period from:		
Amounts included in contract liability at the beginning of the period	$ 11,874,071	$ 11,583,375

Product sales and other

Product sales are derived from the sales of books, audio and video, dietary supplements, television production and distribution, and other items advertised on the Company's website. Supplement, books, media and other product sales are recognized at the point in time control transfers to the customer, which is when the product is shipped. Allowances are considered for estimated returns and refunds at the point in time when revenue is recognized. As of December 31, 2022 and 2021, the refund liability was $599,413 and $424,444, respectively and is classified as a reduction in accounts receivable. Product sales are comprised of the following for the years ended December 31:

	December 31,	
	2022	2021
Supplement sales	$ 6,673,966	$ 6,965,607
Books, media and other product sales	4,972,106	4,645,534
Television production and distribution	342,150	450,772
Total	$ 11,988,222	$ 12,061,913

Practical expedient

As a practical expedient, the Company recognizes any incremental costs of obtaining contracts as expense as the amortization period is considered to be a year or less.

As a practical expedient, the Company accounts for shipping and handling activities related to contracts with customers as costs to fulfill the promise to transfer the associated products.

Shipping and Handling Costs

Amounts billed to third-party customers for shipping and handling are included as a component of revenue. Shipping and handling costs incurred are included as a component of cost of revenues. Shipping and handling charges recorded as revenue amounted to $469,961and $588,538 for the years ended December 31, 2022 and 2021, respectively.

Cost of Services

Cost of services consists primarily of compensation-related expenses and costs incurred for the publishing of editorial, promotional, and news content across all platforms, as well as amounts due to third party websites and platforms to fulfil customers' advertising campaigns. Web hosting and advertising serving platform costs are also included in cost of revenue.

Cost of products sold

Cost of product sold consists primarily of cost of inventory sold, fulfillment costs and compensation.

Sales and Marketing costs

Sales and marketing expenses consist primarily of compensation-related expenses for sales employees. In addition, marketing and sales-related expenses include advertising costs, market research, and branding.

General and Administrative expenses

General and administrative expense consists primarily of compensation-related expenses for corporate employees. Also, it consists of expense for facilities, professional services fees, insurance costs, and other general overhead costs.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable is presented net of an allowance for doubtful accounts of $1,042,468 and $1,035,083 at December 31, 2022 and 2021, respectively. The Company's allowance for doubtful accounts represents the Company's estimate for uncollectible receivables based on a review of specific accounts and the Company's historical collection experience. The Company writes off specific accounts against the allowance based on an ongoing review of collectability, as well as management's past experience with the customers.

Inventory

Inventory consists of promotional items, books and supplements and is stated at the lower of cost (first-in, first-out basis) or net realizable value.

Impairment of Long-Lived Assets

The Company continually evaluates factors, events and circumstances that include, but are not limited to, historical and projected operating performance of the Company, specific industry trends and general economic conditions to assess whether the remaining estimated useful lives of long-lived assets may warrant revision or that the remaining balance of long-lived assets may not be recoverable. When such factors, events or circumstances indicate that long-lived assets should be evaluated for possible impairment, the Company uses an estimate of undiscounted cash flows over the remaining lives of the long-lived assets in measuring their recoverability. The Company measures asset impairment loss as the amount by which the carrying amount exceeds the fair market value of the asset group. There were no events and circumstances (triggering events) during the years ended December 31, 2022 and 2021 that required such review and therefore there were no impairments in 2022 or 2021.

Leases

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU No. 2016-02, *Leases* (Topic 842) (ASC 842). The new standard is based on the principle that entities should recognize assets and liabilities arising from leases. The new standard's primary change is the requirement for entities to recognize a lease liability for payments and a right-of-use ("ROU") asset representing the right to use the leased asset during the term on most operating lease arrangements. The Company adopted the standard effective *January 1, 2022,* the *first* day of fiscal year *2022.*

At the inception of an arrangement, the Company determines whether the arrangement is or contains a lease based on the unique facts and circumstances present. Operating lease liabilities are recorded based on the present value of lease payments over the expected lease term and adjusted for lease incentives. The interest rate implicit in lease contracts is typically not readily determinable and the Company currently does not have any outstanding borrowings. As such, the Company estimates its incremental borrowing rate based on the rate it would incur to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. Options to extend or terminate a lease are included in the calculation of the lease term to the extent that the option is reasonably certain of exercise.

The Company elected the package of practical expedients which permits the Company to *not* reassess under the new standard the prior conclusions about lease identification, lease classification, or initial direct costs The Company has made a policy election to exclude short-term leases, those with an original term of less than *twelve* months, from recognition and measurement under ASC *842.* As such, the Company has *not* recognized an ROU asset or lease liability for these leases.

The Company adopted ASC *842* using the modified retrospective method as of the adoption date. As a result of electing the modified retrospective approach, we have *not* restated prior year financial statements to conform to the new guidance. Our operating lease portfolio primarily includes real estate and office equipment.

As a result of adoption of ASC *842,* the Company recorded operating lease right-of-use assets of approximately $9.9 million and a lease liability of approximately $10.8 million on January 1, 2022.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. The Company computes depreciation using the straight-line method over the estimated economic useful lives of the assets. Leasehold improvements are depreciated over the shorter of their estimated economic useful lives or the remaining term of the lease.

Fair Value Measurements

The Company carries certain assets and/or liabilities at fair value in the consolidated balance sheets. The Company applies accounting guidance that defines fair value as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. Fair value measurements under the accounting guidance are classified based on the following fair value hierarchy:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data. We use inputs such as actual trade data, benchmark yields, and other similar data, which are obtained from quoted market prices, independent pricing vendors, or other sources, to determine the ultimate fair value of assets or liabilities.

Level 3: Unobservable inputs that are not corroborated by market data.

The fair value of a financial instrument is the amount for which the instrument could be exchanged in a current transaction between willing parties. The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest-level input that is significant to the fair value measurement in its entirety.

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, accrued payroll and accrued distribution approximate fair value.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the book and tax basis of accounts receivable, inventory, intangible assets, property and equipment, equity method investments, deferred rent, and certain accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which also are recognized for operating losses that are available to offset future federal income taxes. The Company files income tax returns in the U.S. federal jurisdiction, and various state jurisdictions.

In accordance with the provisions of ASC 740, *Income Taxes*, the Company records a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated. At December 31, 2022 and 2021, the Company has no uncertain tax positions. The Company's policy is to account for interest and penalties related to uncertain tax positions as a component of the income tax provision. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. The open tax years subject to U.S. federal tax examinations with respect to the Company's operations are 2020, 2021 and 2022.

Advertising Costs

Amounts incurred for advertising costs with third parties are expensed as incurred. Total advertising costs expensed for the years ended December 31, 2022 and 2021 were $29,867,525 and $27,474,378, respectively.

Recent Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12, Income Taxes ("Topic 740") as part of its Simplification Initiative. This guidance provides amendments to simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. The Company adopted the new standard as of January 1, 2022. The standard did not have a material impact on the Company's financial statements.

In August 2020, the FASB issued ASU No. 2020-06, "Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity," which signifies the accounting for certain financial instruments with characteristics of liability and equity, including convertible instruments and contracts on an entity's own equity. The standard reduces the number of models used to account for convertible instruments, removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception, and requires the if-converted method for calculation of diluted earnings per share for all convertible instruments. The ASU is effective for the Company for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2021. The adoption of ASU 2020-06 did not have a material impact on the Company's consolidated financial statements.

In March 2020, the FASB issued authoritative guidance to provide optional relief for companies preparing for the discontinuation of interest rates such as the London Interbank Offered Rate ("LIBOR") and applies to lease and other contracts, hedging instruments, held-to-maturity debt securities and debt arrangements that reference LIBOR or another rate that is expected to be discontinued as a result of reference rate reform. In January 2021, the FASB issued authoritative guidance that makes amendments to the new rules on accounting for reference rate reform. The amendments clarify that for all derivative instruments affected by the changes to interest rates used for discounting, margining or contract price alignment, regardless of whether they reference LIBOR or another rate expected to be

discontinued as a result of reference rate reform, an entity may apply certain practical expedients in ASC 848. In December 2022, the FASB issued authoritative guidance to defer the sunset date of ASC 848 from December 31, 2022 to December 31, 2024. The Company is currently evaluating the potential impact of modifying treasury related arrangements and applying the relevant ASC 848 optional practical expedients, as needed. For existing lease, debt arrangements and other contracts, the Company does not expect any qualifying contract modifications related to reference rate reform and therefore does not expect that the optional guidance in ASC 848 will need to be applied through December 31, 2024. The Company will continue to monitor new contracts that could potentially be eligible for contract modification relief through December 31, 2024.

NOTE 2. FAIR VALUE MEASUREMENTS

The Company accounts for its investments at fair value and classifies these assets within the fair value hierarchy (Level 1, Level 2, or Level 3).

Assets subject to fair value measurements are as follows:

	As of December 31, 2022			
	Level 1	Level 2	Level 3	Total
Assets				
Investments:				
Equity securities	$ 2,966,135	$ -	$ -	$ 2,966,135
Certificate of deposits	-	4,427,673	-	4,427,673
Total assets	**$ 2,966,135**	**$ 4,427,673**	**$ -**	**$ 7,393,808**

	As of December 31, 2021			
	Level 1	Level 2	Level 3	Total
Assets				
Investments:				
Equity securities	$ 7,790,270	$ -	$ -	$ 7,790,270
Fixed income investments	500,658	-	-	500,658
Total assets	**$ 8,290,928**	**$ -**	**$ -**	**$ 8,290,928**

NOTE 3. INVESTMENTS

The following table summarizes the maturities of our available-for-sale debt investments as of December 31, 2022:

	Amortized Cost	Fair Value
Within 1 year	$ 2,500,000	$ 2,472,598
After 1 year through 5 years	2,000,000	1,955,075
Total	**$ 4,500,000**	**$ 4,427,673**

Actual maturities may differ from the contractual maturities because borrowers may have the right to call or prepay certain obligations.

NOTE 4. PROPERTY AND EQUIPMENT

Major classes of property and equipment at December 31 are as follows:

	Estimated Useful Lives	December 31, 2022	December 31, 2021
Furniture and fixtures	7 years	$ 1,976,800	$ 883,407
Computer, office and production equipment	3-8 years	9,864,104	7,979,874
Leasehold improvements	Lesser of useful life or term of lease	10,066,773	7,336,685
Fixed assets not yet placed in service	N/A	191,000	191,000
		22,098,677	16,390,966
Less: Accumulated depreciation		(12,234,889)	(9,851,154)
		$ 9,863,788	$ 6,539,812

Depreciation of property and equipment amounted to $2,560,830 and $2,257,585 for the years ended December 31, 2022 and 2021, respectively.

NOTE 5. OPERATING LEASES

The Company leases equipment, office, studio, and warehouse space. Certain leases are subject to annual rent escalations. The Company recognized $4,310,289 and $3,865,644 of rent expense, which is included in rent and utilities in the accompanying consolidated statements of operations for the years ended December 31, 2022 and 2021, respectively.

The components of lease expense were as follows:

	Twelve Months Ended December 31, 2022
Operating lease cost	$ 2,988,853
Short-term lease cost	353,851
Variable lease cost	967,585
	$ 4,310,289

	Twelve Months Ended December 31, 2022
Other supplemental information:	
Weighted average remaining lease term	4.0 years
Weighted average discount rate	4.54%

Future minimum lease payments at December 31, 2022 were as follows:

	Office	Equipment	Total
2023	$ 3,865,693	$ 104,672	$ 3,970,365
2024	3,946,163	76,083	4,022,246
2025	3,998,107	68,257	4,066,364
2026	3,107,351	37,208	3,144,559
2027	579,124	-	579,124
Thereafter	355,451	-	355,451
Total lease payments	$ 15,851,889	$ 286,220	$ 16,138,109
Less: imputed interest	(1,231,089)	(18,977)	(1,250,066)
Present value of operating lease liability	$ 14,620,800	$ 267,243	$ 14,888,043

NOTE 6. INCOME TAXES

The Company recognizes deferred tax assets and liabilities for the tax effects of differences between the consolidated financial statements and tax basis of assets and liabilities. A valuation allowance is established to reduce the deferred tax assets if, based on the weight of the evidence it is more likely than not that a deferred tax asset will not be realized.

The components of income tax expense related to its operations are as follows for the year ended December 31:

	December 31, 2022	December 31, 2021
Current	$ 19,206	$ 15,072
Deferred	-	-
Total income tax expense	$ 19,206	$ 15,072

The Company's effective income tax rate differs from the statutory federal income tax rate of 21%, for the year ended December 31, as follows:

	December 31, 2022	December 31, 2021
Tax (benefit) expense at the Federal income tax rate	$ (4,202,280)	$ 4,290,718
(Decrease) increase in income tax (benefit) expense resulting from:		
Effect of permanent differences	35,700	(406,127)
Change in tax rate	(17,405)	(163,380)
Prior Year True-Ups to Net Operating Losses	(1,064,185)	(2,982,947)
Increase (decrease) in valuation allowance	5,267,376	(723,192)
Income tax provision	$ 19,206	$ 15,072

The components of net deferred income tax assets that have been presented in the Company's consolidated financial statements are as follows at December 31:

	December 31, 2022	December 31, 2021
Deferred tax assets:		
Accounts receivable	$ 303,800	$ 295,575
Inventory	241,950	332,807
Charitable contribution carryover	58,104	-
Net operating loss carryover	25,001,402	17,479,221
Lease liabilities	4,338,726	249,926
Accrued vacation	-	275,246
Capital loss carryforward	-	352,218
Intangible assets	31,264	24,396
Accrued expenses	257,272	936,094
Retention credit	43,490	43,490
Returns and allowances	17,353	-
Short-term investments	38,382	37,609
Total deferred tax assets	$ 30,331,743	$ 20,026,582
Deferred tax liabilities:		
Unrealized gain on marketable securities	$ (45,864)	$ (220,085)
Right of use assets	(4,007,004)	-
Property and equipment	(916,106)	(1,436,717)
Total deferred tax liabilities	(4,968,974)	(1,656,802)
Valuation allowance	(25,362,769)	(18,369,780)
Net deferred tax assets	$ -	$ -

At December 31, 2022 and 2021, the Company had $96,942,744 and $75,112,568, respectively, in federal net operating loss ("NOL") carryforwards, of which $20,800,517 are set to expire starting in the year 2031 while the remaining $76,142,227 NOLs are Post-Tax Cuts Job Act with indefinite lives and 80% offset limit. The Company also had gross net operating losses resulting from various states as of December 31, 2022 and 2021 of $91,154,539 and $60,269,442, respectively.

During 2006 and 2019, the Company had a more than a cumulative three year 50% ownership change and therefore is subject to Internal Revenue Code ("IRC") Section 382 NOL limitations. IRC Section 382 limits the Company's utilization of its NOLs to an annual amount after a more than a cumulative three year 50% ownership change. It is anticipated that all NOLs subject to the IRC Section 382 limitations will be utilized in future years, and thus this limitation will not apply to future tax periods.

ASC 740 requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. At December 31, 2022 and 2021, a full valuation allowance was required.

On March 27, 2020, President Trump signed into law the CARES Act. The legislation enacts various measures to assist companies affected by the COVID-19 pandemic. Key income tax-related provisions of the bill include temporary modifications to net operating loss utilization and carryback limitations, allowance of refundable alternative minimum tax credits, reduced limitation of charitable contributions, reduced limitation of business interest expense, and technical corrections to depreciation of qualified improvement property.

The Company continues to evaluate the impact from the passage of the CARES Act in the financial statements as of December 31, 2022. Additionally, other new tax regulations under the CARES Act do not have a material impact on the financial statements. The Company has also reviewed the effects of the Act in determining the realizability of its deferred tax assets and did not change its conclusion that a valuation allowance is needed.

On December 27, 2020, former President Trump signed into law the Consolidated Appropriations Act, an omnibus spending bill that includes an array of COVID-related tax relief for individuals and businesses. The tax-related measures contained in the Act revise and expand provisions enacted earlier in the year by the Families First Coronavirus Response Act and the CARES Act. The Act also extends a number of expiring tax provisions. Additionally, the Act provides for a 100% deduction for certain business meals incurred in calendar years 2021 and 2022, which were deductible at 50% for year ended December 31, 2020. The Company determined that income tax effects related to the passage of the Consolidated Appropriations Act were not material to the financial statements for the year ended December 31, 2022.

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The act includes the largest-ever U.S. investment committed to combat climate change, allocating $369 billion to energy security and clean energy programs over the next 10 years, including provisions incentivizing manufacturing of clean energy equipment. Starting on January 1, 2023, the IR Act imposed a 15% alternative minimum tax (AMT) on corporations with book income in excess of $1 billion. The Company is not expected to be subject to the new excise and AMT tax requirements. The Inflation Reduction Act of 2022 will not have a significant impact on the Company’s financial statements.

NOTE 7. CONCENTRATIONS OF CREDIT RISKS

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term investments available for sale and accounts receivable. Management believes the financial risks associated with these financial instruments are minimal.

The Company places its cash and cash equivalents, and its short-term investments with high credit quality financial institutions. The Company maintains its cash and cash equivalents in bank deposit accounts that, at times, may exceed federally insured limits. As of December 31, 2022 and 2021, the Company has approximately $3,735,858 and $15,702,258, respectively, above the federally insured limits. The Company has not experienced any losses due to this policy.

Concentrations of credit risk with respect to accounts receivable are limited because a large number of geographically diverse customers make up the Company’s customer base, thus spreading the trade credit risk. The Company controls credit risk through credit approvals, credit limits and monitoring procedures. The Company performs credit evaluations of its commercial customers but generally does not require collateral to support accounts receivable.

No single customer accounted for over 10% of the Company’s consolidated net revenues during either of the years ended December 31, 2022 or 2021. One customer had accounts receivable that represented 10.3% of the Company’s consolidated accounts receivable as of December 31, 2022. One customer had accounts receivable that represented 10.8% of the Company’s consolidated accounts receivable as of December 31, 2021.

NOTE 8. COMMITMENTS AND CONTINGENCIES

The Company has commitments under certain firm contractual arrangements ("firm commitments") to make future payments. These firm commitments secure the future rights to various assets and services to be used in the normal course of operations. The following table summarizes the Company's material firm commitments as of December 31, 2022:

	As of December 31, 2022				
	Payments due by period				
	Total	1 year	2 – 3 years	4 – 5 years	After 5 years
Distribution agreements	$ 5,006,060	$ 3,004,201	$ 2,001,859	$ -	$ -
Other commitments	6,839,567	3,451,767	3,387,800	-	-
Total commitments and contractual obligations	$ 11,845,627	$ 6,455,968	$ 5,389,659	$ -	$ -

Distribution Agreements

The Company has entered into several Affiliation/Distribution Agreements with the MVPDs. These agreements typically have a five-year term beginning as early as December 2014 and ending as late as May 2025. The payment terms of these agreements are generally over a three-to-four year period and as such will shift between accrued distribution fees or prepaid distribution fees.

Other Commitments

The Company has entered into several other contractual commitments over the next three years ending in September 2025 primarily related to talent costs and other service agreements.

Legal Matters

From time to time, the Company may be involved in various claims, lawsuits, and disputes with third parties, actions involving allegations of discrimination or breach of contract incidental to the ordinary operations of the business. In the opinion of management, the amount of ultimate liability with respect to these actions will not have a material adverse impact on the Company's consolidated financial position or results of consolidated operations or consolidated cash flows. The Company accrues for loss contingencies that are probable and reasonably estimable. The Company generally does not accrue for legal costs expected to be incurred with a loss contingency until those services are provided.

Defamation and Disparagement Claims

From time to time, the Company is subject to lawsuits alleging defamation or disparagement. These include lawsuits filed by Smartmatic USA Corp. and certain of its affiliates (collectively, "Smartmatic") and Dominion Voting Systems, Inc. and certain of its affiliates (collectively, "Dominion") filed during 2021. The Smartmatic complaint seeks an unspecified amount of damages while the Dominion complaint is seeking $1.6 billion in damages. The Company believes these lawsuits, including the Smartmatic and Dominion matters, are without merit and intends to defend against them vigorously. The Company is unable to predict the outcome of these matters and cannot reasonably estimate the amount of liability, if any. To date, the Company has not reserved any amounts for pending or future claims. An unfavorable outcome in either or both lawsuits may have material adverse effects on the Company's continuing operations, cashflows and liquidity, and financial position.

NOTE 9. EMPLOYEE BENEFIT PLAN

The Company maintains a 401(k) Salary Savings Plan (the "Plan") covering those employees who meet eligibility requirements set forth in the Plan. The matching contribution is at the discretion of the Company's Board of Directors. The Company's policy is to match $1 on the first 1% of employee contributions 50 cents on the dollar up to 6% of the employee' gross salary. Total expense for the Plan for the years ended December 31, 2022 and 2021 amounted to $817,609 and $485,320, respectively.

NOTE 10. STOCKHOLDERS' EQUITY

Convertible Preferred Stock

Convertible Preferred Stock as of December 31, 2022 and 2021 (10,000 total shares authorized and all classes are $0.001 par value per share) is as follows:

Class	Issued and Outstanding
Series A	611
Series A with Redemption Rights	35
Series A-1 with Redemption Rights	1,222
Series A-2	2,647
Series A-3 with Redemption Rights	1,060
	5,575

The holders of the Preferred Shares are entitled to receive dividends at an annual dividend rate per share of 5% of the per-share-price. Dividends accrue quarterly and are payable when and if declared and only upon the occurrence of a liquidity event. The holders of Series A-1, A-2 and A-3 Preferred Shares also have the right to designate members to the Company's board of directors, demand registration rights and limited approval rights. As of December 31, 2022 and 2021, the Company has not recognized an accrual for unpaid dividends which amount to $19,932,974 and $14,158,032, respectively. The Preferred Shares have preference over dividends payable with respect to common stock. No cash or other dividend or distribution may be declared or paid on the common stock unless a dividend or other distribution is also declared and paid on the Preferred Shares.

Preferred Stockholders have liquidation rights over common stockholders in the event of a liquidation in an amount equal to their respective price per share.

Preferred Shares have conversion rights to convert into common stock at a rate of one share of common stock for one share of convertible preferred stock. The conversion ratio is subject to customary anti-dilution protection. Each holder of Preferred Shares has full voting rights and powers equal to the voting rights and powers of the holders of common stock on an as converted basis.

NOTE 11. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the consolidated balance sheet date up to November 16, 2023, the date that the consolidated financial statements were issued. Based upon this review, the Company did not identify any subsequent events, other than noted below, that would have required adjustment or disclosure in the consolidated financial statements.

In 2023, the Company entered into a settlement agreement with a commercial counterparty for $41.3M. As of November 16, 2023, and pursuant to the payment schedule associated with this settlement agreement, the Company has a total of $39.4 million remaining to be paid over time.

Exhibit I

Unaudited Summary Financial Data
for the year ended December 31, 2023

DRAFT

NEWSMAX MEDIA, INC.
UNAUDITED CONSOLIDATED BALANCE SHEET

	December 31, 2023
ASSETS	
Current assets:	
Cash	$ 6,037,211
Investments	1,221,585
Accounts receivable, net	21,971,756
Inventories, net	3,834,706
Prepaid expenses and other current assets	2,351,159
Total current assets	35,416,417
Property and equipment, net	8,029,457
Righty of use asset, operating lease	10,565,899
Other assets	17,598,058
Total assets	**$ 71,609,831**
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current liabilities:	
Accounts payable	$ 19,606,959
Accrued expenses	5,771,874
Lease liability	3,839,653
Line of credit	500,000
Settlement liability	7,279,412
Deferred revenue, current portion	14,850,053
Total current liabilities	51,847,951
Long-term liabilities:	
Lease liability	8,065,806
Settlement liability	32,158,126
Deferred revenue, net of current portion	3,122,044
Total liabilities	95,193,927
Stockholders' deficit	
Convertible preferred stock, 10,000 shares authorized; 5,575 shares issued	115,762,709
Common stock, 20,000 shares authorized; 10,000 shares issued	10
Treasury stock, 4,000 shares at cost	(14,622,222)
Additional paid-in capital	18,056,702
Accumulated deficit	(142,781,295)
Total stockholders' deficit	(23,584,096)
Total liabilities and stockholders' deficit	$ **71,609,831**

This preliminary financial information has been prepared by management of Newsmax, Inc., the parent company of Newsmax Media, Inc. BDO USA, P.C. has not compiled, examined, reviewed or audited this information and accordingly does not express an opinion or any other form of assurance on the preliminary financial information included herein.

NEWSMAX MEDIA, INC.
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
Year Ended December 31,

	2023
Net revenues:	
Advertising revenue	$ 107,322,024
Subscription revenue	18,080,467
eCommerce and other revenue	7,463,497
Affiliate fee revenue	2,410,039
Total net revenues	135,276,027
Cost of revenues	79,455,996
Gross profit	55,820,031
General and administrative expenses:	
Personnel costs	26,460,464
Sales and marketing costs	16,981,894
Professional fees	12,713,736
Rent and utilities	5,935,762
Depreciation	3,164,254
Impairment	23,928,359
Other	11,745,329
Total general and administrative expenses	100,929,798
Loss from operations	(45,109,767)
Other income (expense), net:	
Interest and dividend income	143,760
Interest expense	(24,964)
Other, net	3,233,943
Total other (expense) income, net	3,352,739
Net loss before income taxes	(41,757,028)
Income tax expense	20,138
Net loss	**$** (41,777,166)

This preliminary financial information has been prepared by management of Newsmax, Inc., the parent company of Newsmax Media, Inc. BDO USA, P.C. has not compiled, examined, reviewed or audited this information and accordingly does not express an opinion or any other form of assurance on the preliminary financial information included herein.

DRAFT

NEWSMAX MEDIA, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
Year Ended December 31,

	2023
Cash Flows from Operating Activities:	
Net loss	$ (41,777,166)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	3,164,254
Asset impairment	23,928,359
Bad debts	2,554,615
Unrealized (gain) loss on investment	(58,048)
Non-cash lease expense	3,289,699
Changes in operating assets and liabilities:	
(Increase) decrease in assets:	
Accounts receivable	(5,789,539)
Inventory	(873)
Prepaid expenses	6,104,493
Other assets	(40,735,539)
Increase (decrease) in liabilities:	
Accounts payable	4,568,605
Accrued expenses	1,240,627
Lease liabilities	(3,184,917)
Settlement liability	39,437,537
Deferred revenue	3,827,588
Net cash used in operating activities	(3,430,305)
Cash Flows from Investing Activities:	
Sale of investments	6,323,951
Purchase of property and equipment	(1,329,923)
Net cash provided by investing activities	4,994,028
Cash Flows from Financing Activities:	
Proceeds from line of credit	500,000
Principal payments under finance lease obligation	(72,557)
Net cash provided by financing activities	427,443
Net change in cash	1,991,166
Cash – Beginning	4,046,045
Cash – Ending	**$ 6,037,211**
Supplemental disclosures of cash flow information:	
Operating lease assets obtained in exchange for operating lease liabilities	$ 132,978
Interest paid	$ 24,964

This preliminary financial information has been prepared by management of Newsmax, Inc., the parent company of Newsmax Media, Inc. BDO USA, P.C. has not compiled, examined, reviewed or audited this information and accordingly does not express an opinion or any other form of assurance on the preliminary financial information included herein.

BE AN OWNER

NEWSMAX

REAL NEWS FOR REAL PEOPLE

INVESTOR PRESENTATION

20% Convertible Preferred Offering

May 2024

Join the News Revolution!



BE AN OWNER

NEWSMAX

REAL NEWS FOR REAL PEOPLE

INVESTOR PRESENTATION

20% Convertible Preferred Offering

May 2024

Join the News Revolution!



SUMMARY OF TERMS

NEWSMAX

SECURITIES OFFERED	Series B Convertible Preferred Stock
PRICE	$5,000 per Share
SIZE OF OFFERING	4,000,000 Shares — $10,000,000 Total Offering
MINIMUM INVESTMENT	Minimum purchase of two (2) Shares, at a total purchase price of $10,000
ESCROW	There is no minimum required number of Shares to be sold in this Offering. An escrow account has been established with Wilmington Trust to hold the proceeds from this Offering until the Investors are qualified, at which time proceeds will be released to the Company.
PREFERRED DIVIDEND	The Shares will carry an annual dividend payment of 7% compounded. The dividend on the Shares shall accrue, beginning from the date of issuance.
CONVERSION	The Shares will be convertible into Class B Common Stock, in accordance with the terms and subject to the conditions set forth herein and in the Certificate of Designation. At any time, and from time to time, the Shares may be converted by the holder thereof into shares of the Company's common stock on a one-for-one basis. To the extent not previously converted, the Shares will automatically convert into shares of common stock of the Company on the filing with the SEC of a registration statement on Form 8-A (the "Mandatory Conversion Date") and upon the closing of an initial public offering of common stock by the Company (including in its proposed Public Offering) (a "Qualified IPO"). Upon such conversion and subject to any additional adjustments as may be required pursuant to the anti-dilution provisions of the Shares, the Shares will be converted into a number of shares of common stock of the Company equal to the quotient obtained by dividing $[ ], plus accrued but unpaid dividends, by seventy five percent (75%) of the price per share or deemed price per share to the public in the Qualified IPO, rounded to the nearest whole share.

Please carefully review the offering documents for complete details of terms of the Offering.

OFFERING AND NASDAQ LISTING ON THE HORIZON

NEWSMAX

Nasdaq NYSE

The Company anticipates conducting a public offering and subsequent NASDAQ or NYSE listing expected in Q4 2024.

- Anticipated Offering up to $75 million
- Symbol "[   ]" reserved

(1) Size of offering may be raised or lowered in the future without advance notice

(2) Successful listing on the NASDAQ exchange or NYSE is subject to meeting specific requirements and completing the offering.

(3) SkyQuarry Inc. intends to list its securities on a national exchange and doing so entails significant ongoing corporate obligations including but not limited to disclosure, filing and notification requirements, as well compliance with applicable continued quantitative and qualitative listing standards.

DISCLAIMER AND CAUTIONARY STATEMENT

NEWSMAX

This presentation may include "forward-looking statements." To the extent that the information presented in this presentation discusses financial projections, information, or expectations about **Newsmax, Inc.** (the "Company" or "**Newsmax**") business plans, results of operations, products or markets, or otherwise makes statements about future events, such statements are forward-looking. Such forward-looking statements can be identified by the use of words such as "should," "may," "intends," "anticipates," "believes," "estimates," "projects," "forecasts," "expects," "plans," and "proposes."

Although **Newsmax** believes that the expectations reflected in these forward-looking statements are based on reasonable assumptions, there are a number of risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. Forward-looking statements speak only as of the date of the document in which they are contained, and **Newsmax** does not undertake any duty to update any forward-looking statements except as may be required by law.

Newsmax is currently undertaking a private placement offering pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the "Securities Act"), and/or Rule 506(c) of Regulation D promulgated thereunder. Investors should consider the investment objectives, risks, and investment time horizon of the Company carefully before investing. The offering documents relating to each offering of equity interests by the Company will contain this and other information concerning the Company, including risk factors, which should be read carefully before investing. Securities of the Company are being offered and sold in reliance on exemptions from registration under the Securities Act. In accordance therewith, you should be aware that (i) the securities may be sold only to "accredited investors," as defined in Rule 501 of Regulation D; (ii) the securities will only be offered in reliance on an exemption from the registration requirements of the Securities Act and will not be required to comply with specific disclosure requirements that apply to registration under the Securities Act; (iii) the United States Securities and Exchange Commission (the "SEC") will not pass upon the merits of or give its approval to the securities, the terms of the offering, or the accuracy or completeness of any offering materials; (iv) the securities will be subject to legal restrictions on transfer and resale and investors should not assume they will be able to resell their securities; investing in these securities involves a high degree of risk, and investors should be able to bear the loss of their entire investment. Furthermore, investors must understand that such investment could be illiquid for an indefinite period of time. The offering documents may include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act of 1934, as amended, and are intended to be covered by the safe harbor provisions for forward looking statements. This information is supplied from sources we believe to be reliable but we cannot guarantee accuracy. Although we believe our expectations expressed in such forward-looking statements are reasonable, we cannot assure you that they will be realized. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, but not limited to the risks and uncertainties set forth in the attached materials, which could cause actual results to differ materially from the anticipated results set forth in such forward-looking statements. Any forward-looking statement made by us speaks only as of the date on which it is made, and we undertake no obligation to publicly update any forward-looking statement except as may be required by law.

Continued...

DISCLAIMER AND CAUTIONARY STATEMENT

NEWSMAX

The Company is "Testing the Waters" under Regulation A under the Securities Act of 1933. The Company is not under any obligation to make an offering under Regulation A. No money or other consideration is being solicited in connection with the information provided, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until an offering statement on Form 1-A has been filed and until the offering statement is qualified pursuant to Regulation A of the Securities Act of 1933, as amended, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. Any person's indication of interest involves no obligation or commitment of any kind. The information in that offering statement will be more complete than the information the Company is providing now, and could differ materially. You must read the documents filed. No offer to sell the securities or solicitation of an offer to buy the securities is being made in any state where such offer or sale is not permitted under the "blue sky" or securities laws thereof. No offering is being made to individual investors in any state unless and until the offering has been registered in that state or an exemption from registration exists therein. The securities offered using Regulation A are highly speculative and involve significant risks. The investment is suitable only for persons who can afford to lose their entire investment. Furthermore, investors must understand that such investment could be illiquid for an indefinite period of time. No public market currently exists for the securities, and if a public market develops following the offering, it may not continue. The Company intends to list its securities on a national exchange and doing so entails significant ongoing corporate obligations including but not limited to disclosure, filing and notification requirements, as well compliance with applicable continued quantitative and qualitative listing standards.

The contents of this Presentation are not to be construed as legal, financial or tax advice. Information about the Company and its business plan herein is presented in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor.

This Presentation does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities of the Company in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities of the Company have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold within the United States, unless an exemption from such registration is available.

FORWARD-LOOKING FINANCIAL PROJECTIONS DISCLAIMER

NEWSMAX

Any forward-looking financial projections (“Projections”) contained on any offering page contained in this presentation made by **Newsmax, Inc.** and its management are subject to a number of risks and uncertainties, and actual results may differ materially. Investors (“You”) are cautioned not to place undue reliance on Projections.

Projections such as those related to projected revenue and profitability levels are only predictions. No assurances can be given that the future results indicated, whether expressed or implied, will be achieved. While sometimes presented with numerical specificity, any Projections are based upon a variety of assumptions that may not be realized, and which are highly variable.

Because of the number and range of the assumptions underlying any Projections, many of which are subject to significant uncertainties and contingencies that are beyond the reasonable control of the issuing company, many of the assumptions inevitably will not materialize and unanticipated events and circumstances may occur subsequent to the date of any financial model or projection.

Newsmax takes no responsibility for any Projections contained within the Presentation. None of the information contained on any offering page on the Site should be regarded as a representation by **Newsmax**. Additionally:

- Projections are not prepared with a view toward public disclosure or compliance with the guidelines of the SEC or the American Institute of Certified Public Accountants.
- Independent public accountants have not examined nor compiled any Projections and have not expressed an opinion or assurance with respect to the figures.
- **Newsmax** has not warranted the accuracy or reliability of the Projections to anyone.
- **Newsmax** makes no representation that the financial forecasts will be achieved.
- Investors are cautioned not to rely on the information in making a decision regarding the offering.
- Projections are inherently forward-looking statements subject to standard risks and uncertainties.
- Investors should verify any issuer information they consider important before making an investment.
- Investments in non-trading companies are particularly risky and may result in a total loss of invested capital.
- **Newsmax** makes no assurance as to the completeness or accuracy of any such information.

THE OPPORTUNITY

NEWSMAX

1 Many Americans don't trust their news sources — and are anxious to find ones they do. For tens of millions of Americans, **Newsmax** is the answer! They're tuning in to Newsmax on television and through digital platforms.

2 Join with a powerful news brand. With a nearly 25-year record of operating success, **Newsmax** has become a major news brand on television, the web and in print. A 2023 YouGov/Economist survey found **Newsmax** was among the most trusted news brands in cable television.

3 In 2014, **Newsmax** launched its cable news channel; it's now the 4th highest-rated cable news channel in U.S. and carried on all major cable systems: DirecTV, Comcast, Spectrum, Dish, Verizon, Optimum, Cox and more. Along with its free **Newsmax2** channel, **Newsmax** is available in over 100 million U.S. homes.


NEWSMAX
6:59 ET LIVE

4 **Newsmax** is poised to become one of the biggest players in cable, OTT and digital news as its platforms grow nationally, in local markets, and even internationally.

5 **Newsmax** is excited to offer Accredited Investors an ownership stake with this private offering. Later this year we intend to file for an **Initial Public Offering** to allow all investors to participate.

BUSINESS HIGHLIGHTS

NEWSMAX

Exceptionally **talented management team** with strong track record of business creation, revenue growth and profits over decades.

First major digital brand to become **fastest-growing cable news** and OTT streaming channels available in over 100 million homes.

Attractive valuation for **high growth company** expecting massive affiliate fee revenue growth in years ahead — with revenues growing from $42 million in 2019 to a projected $239 million in 2025.

4th highest-rated cable news channel with continued **growth across all dayparts** in 2023, up 42% in prime time and 137% in Q1 2024.
— *Nielsen Ratings*

Close to CNN in key ratings: in Q1 2024 **Newsmax** drew over 70% of CNN's Coverage Rating in key prime-time hours.

Strong news brand with **extremely loyal audience** that is highly valued by advertisers.

Attractive revenue model with **multiple income streams.**

MISSION & VISION

NEWSMAX

NEWSMAX
MISSION STATEMENT

→ Provide America and the world with information that improves lives and strengthens freedoms.

NEWSMAX BELIEVES IN...



ETHICS
HONESTY
INTEGRITY

VALUES



FREEDOM



FAMILIES



ENTERPRISE



FAITH



AMERICA

GALLUP: TRUST IN MEDIA AT RECORD LOW



55%
50%
45%
40%
35%
30%
2000
2005
2010
2015
2020
32%

THE VISION: Newsmax Is Restoring Trust

→ **Newsmax** is providing Americans with real news, honest reporting and clear analysis.

→ **Newsmax** is providing news on many platforms: cable, OTT, digital, print, radio/podcasts, social media, and more.

→ **Newsmax** is at the forefront of news dissemination locally, nationally and internationally.

AMERICA'S FASTEST-GROWING NEWS NETWORK

NEWSMAX

In less than a decade, **Newsmax** has become:

#4 **in Cable News**
1Q24 Across Key Dayparts & Demos

TOP 15 **Basic Cable**
Total Viewers in M-F / 9A-8P

69% Increase **Among Adults 35-64**
Viewership in M-F Total Day

2023 NIELSEN RATINGS SUCCESS

+42% Prime Time	**+23%** Total Day
+16% Daytime	**+11%** Access

> **"The only cable news network with P2+ growth across all key dayparts"**

*P2+ includes all viewers age of 2 or older.

EXCLUSIVE CABLE AUDIENCE

- **21+ MILLION** viewers
  reached regularly
- **4.8 MILLION** exclusive viewers
  didn't watch Fox News
- **2.5 MILLION** exclusive viewers
  didn't watch Fox, CNN, MSNBC

A POWERFUL REACH

NEWSMAX

TELEVISION


AMERICAN AGENDA
IT'S A PRESIDENTIAL REMATCH

→ **21 MILLION**
*regular viewers**

→ **15 MILLION**
OTT streaming audience

*Source: Nielsen

APPS


NEWSMAX
Watch Newsmax Live
Top News
Columbia Classes Go Virtual Before Passover Amid Protests
US Eyes Sanctions on More Israeli Military Units for Rights Violations
Pete King: Speaker Showed Leadership, Courage on Vote
NBC Poll: Trump Leads Biden
Russia Warns of Direct Clash With West Over Ukraine
Go to Newsmax.com

→ **8+ MILLION**
***Newsmax** App downloads*

→ **5+ MILLION**
push notification subscribers

→ **2 MILLION**
SMS text message subscribers

ONLINE


NEWSMAX
McLaughlin Poll: Biden's Prosecution Has Helped Trump
DHS Chief Mayorkas to Haitians, Cubans: Don't Sail to US

→ **4+ MILLION**
*web visitors**

→ **5 MILLION**
opt-in email subscribers

*Source: Comscore

NEWSMAX PLUS


Watch Live Now
ROB SCHMITT
LAND OF ISRAEL

→ **230,000+**
paid subscribers
NEWSMAX+

PRINT


NEWSMAX
TRUMP 2024
Iron Lady of the Prairie
Will of Steel
TEXAS' HISTORIC BORDER SECURITY
Health Radar
Financial Intelligence Report
The Dividend Machine
Heart Health Report
High Income Factor
Ultimate Wealth Report
Franklin Prosperity Report
Mind Health Report
Natural Way to Health
Blaylock Wellness Report

→ **326,763**
*paid subscribers to **Newsmax** Magazine, and **Newsmax Health & Money** publications*
(as of 05/24)

BIG SOCIAL MEDIA REACH

NEWSMAX

16+ Million Followers

Total Combined Friends/Followers Across All Platforms (As of 5/24)

Platform	Followers
facebook	4.7+M
X / Twitter	2.7+M
YouTube	2.2+M
TRUTH.	2.1+M
Instagram	1.9+M
rumble	1.2M
GETTR	995K+
Threads	175K+
TikTok	55K+
LinkedIn	71K+
Telegram	6.7K
APP Downloads	8+M

SUCCESS & GROWTH

NEWSMAX

Phase 1 (1998 - 2014) *Digital Platforms Established*	**Phase 2** (2014 - 2022) *TV Platform Established*	**Phase 3** (2022 - 2028) *Investment Into Operations*

NEWSMAX 1.0

DIGITAL MACHINE

- Founded by Christopher Ruddy in 1998
- Started Offering Advertising Services
- Launched **Newsmax.com**
- Launched Subscription Newsletters
- Launched **Newsmax Magazine**

BUSINESS HIGHLIGHTS

NEWSMAX Money · Medix Select · NEWSMAX MAGAZINE · NEWSMAX Health

NEWSMAX 2.0

TELEVISION BROADCAST

- Launched **Newsmax** Cable News Channel
- Rapid Growth After 2020 Election
- Signed Various High-Profile MVPDs
- Acquired Book Publisher Humanix

BUSINESS HIGHLIGHTS

verizon · DIRECTV · dish · Spectrum · COMCAST · COX · Humanix Books

NEWSMAX 3.0

WORLD-CLASS MEDIA COMPANY

- Renewed Cable License Agreements With All Major Operators
- Completed Distribution Across Best-in-Class OTT Platforms
- Launched **Newsmax2** Streaming
- Launched **Newsmax+** Service
- Launched **Newsmax** Radio/Podcasting

BUSINESS HIGHLIGHTS

Roku · YouTubeTV · fire tv · fubo TV · VIZIO · pluto tv · Samsung SMART TV · LG Smart TV

INVEST & GROW WITH NEWSMAX



NEWSMAX



Newsmax Revenues Soar
($ in Millions)
472% Increase
$41.8
$57.4
$148.5
$135.3
$135.8
$189.2
$239.1
2019
2020
2021
2022
2023
2024E
2025E

Newsmax has demonstrated consistent revenue growth and expects to achieve 30% + EBITDA margins within the next few years.

BUSINESS MODEL

MULTIPLE STREAMS OF REVENUE

NEWSMAX



ADVERTISING
SUBSCRIPTIONS
LICENSE FEES
Television
NEWSMAX
NEWSMAX2
NEWSMAX+
SYNERGIES
CROSS-PROMOTION OF:
• Audiences
• Advertisers
• Subscriptions
ADVERTISING
SUBSCRIPTIONS
E-COMMERCE PRODUCTS
Digital
• Newsmax.com
• Emails
• Push/SMS
• Magazine
• Humanix
TOTAL 2024 TV REVENUE (EST.)
$142 million
TOTAL 2024 REVENUE (EST.)
$189 million
TOTAL 2024 DIGITAL REVENUE (EST.)
$47 million

NEWSMAX CHANNEL

CONTENT IS KING

- **Fastest-Growing News Network**
- **Carried in 52 Million Homes**
  on Comcast, Spectrum, DirecTV, Dish, Verizon, Optimum, more (Source: Nielsen)
- **Revenues:** *Advertising & License Fees*

TOP TELEVISION NEWS PERSONALITIES

ROB SCHMITT | GRETA VAN SUSTEREN | GREG KELLY | BIANCA DE LA GARZA



NEWSMAX

TOP SHOWS



GRETA VAN SUSTEREN THE RECORD
CHRIS SALCEDO SHOW
ROB SCHMITT TONIGHT
WAKE UP AMERICA
WITH ROB FINNERTY & SHARLA MCBRIDE
AMERICAN AGENDA
WITH KATRINA SZISH & BOB BROOKS
CARL HIGBIE FRONTLINE

TOP ANALYSTS



MIKE HUCKABEE | ALAN DERSHOWITZ | ANDREW NAPOLITANO | DICK MORRIS | KARI LAKE

NEWSMAX2 & NEWSMAX+

THE FUTURE



NEWSMAX2
JOY REID CAUGHT ON HOT MIC CURSING DURING BIDEN STORY
THE TROUBLE WITH THE MEDIA

As linear cable channels decline, our free streaming channel **Newsmax2** is growing across OTT platforms.

Newsmax2 carried by most OTT "FAST" platforms:

Samsung+, Roku, Amazon Fire, LG, Vizio, Xumo, Pluto, and more.

Newsmax+, our paid streaming service, launched in 2023 and already has 225K subscribers at $50 a year/$4.99 a month.

NEWSMAX2 TOP SHOWS



DAVID HARRIS JR
THE PULSE



ED HENRY
THE BRIEFING



TODD STARNES
THE SHOW



THE BIDEN CHRONICLES
with Chris Plante

NEWSMAX+ OFFERINGS



GRETA VAN SUSTEREN
THE RECORD

Newsmax Channel



ED HENRY
THE BRIEFING

Newsmax2



HOSTED BY ACADEMY AWARD WINNER,
JON VOIGHT
THE LAND OF ISRAEL
GOD'S STORY

SPECIAL SERIES Faith, History, Documentaries, True Crime, Jon Voight's *Land of Israel*

COMING SOON Family Entertainment

NIELSEN RATINGS RISE ACROSS THE BOARD

NEWSMAX

NIELSEN RATINGS: Q1 2024 VS. Q1 2023

		NEWSMAX	FOX NEWS
PRIME TIME	Total Viewers	137%	-2%
	Adults 35-64	93%	-5%
TOTAL DAY	Total Viewers	87%	-6%
	Adults 35-64	69%	-7%

NEWSMAX LEADS CABLE NEWS IN RATINGS GROWTH!

NEWSMAX	+87%
MSNBC	+14%
FOX NEWS	-6%
CNN	0%
CNBC	-6%
NEWSNATION	-47%

Source: Nielsen Ratings Q12024 vs. Q12023 Total Day

TOP ADVERTISERS TURNING TO NEWSMAX

NEWSMAX

RECENT NATIONAL ADVERTISER ADDITIONS

MassMutual, Interactive Brokers, Bristol Myers Squibb, Tunnel to Towers Foundation, Zicam, Long John Silver's, Grainger, Ozempic (semaglutide injection), TikTok, Mucinex, Cigna healthcare, Olympics, Quicken, Dave & Buster's, Carvana, Stihl, Jardiance (empagliflozin) tablets 10 mg/25 mg, P.F. Chang's, Tractor Supply Co., AstraZeneca, Humana, NewDay USA, Michaels, Cologuard by Exact Sciences, Midas

NEWSMAX TV AD SALES

Ad Sales Up
395%


$14.6M
$72.2M
2020
2023

Source: Company Information

NEWSMAX DIGITAL AD SALES

Ad Sales Up
23%


$19.1M
$23.5M
2022
2024E

Source: Company Information

COMPETITORS

-10% Combined revenue of Fox News, CNN, and MSNBC was -10%.

Source: MediaRadar 2024

+7% In 2023, **Newsmax** TV ad sales revenue grew annually at +7%.

REVENUE GROWTH OPPORTUNITIES AHEAD

CABLE LICENSE REVENUE

Newsmax receives license revenues from all MVPDs that carry its channel.

As a new channel, **Newsmax** has audience numbers equal to or better than rivals who receive high fees.

Newsmax sees significant revenue growth opportunities ahead!

SIGNIFICANT ROOM FOR GROWTH



Affiliate Rate Per Subscriber* ($ per month)
License Fees
NEWSMAX
$2.52
FOX NEWS channel
$1.30
CNN
$0.64
CNBC
$0.39
FOX BUSINESS
$0.38
MSNBC

Source: Kagan (*average monthly affiliate fee per subscriber in 2024)

TELEVISION TRENDS PROPEL NEWSMAX

NEWSMAX

TELEVISION INDUSTRY HIGHLIGHTS

TV AD SALES



$72B
$74B
2023
2024

Source: PwC

OTT VIDEO STREAMING SALES SOAR



$316B
$463B
2023
2027

Source: Statista

DIGITAL AD SALES



$222B
$272B
2023
2024

Source: PwC

10+ % *U.S. OTT Market CAGR From 2023 - 2027*
Source: Statista

$86.2B *U.S. Pay TV Market*
Source: Statista

64 % *U.S. Penetration for Pay TV*
Source: Statista

87 % *U.S. Homes With Streaming Services*
Source: Parks Associates

INDUSTRY TRENDS

Cable Subscription Won't Go Away
As long as viewers want live news and sports, pay TV for cable and MVPDs will remain. "Most analysts believe that 40 million to 60 million Americans will continue to subscribe to some form of traditional cable in the years to come." *(New York Times, 9/23)*

Consumers Want Multiple Streaming Services
Forbes reports that nearly 50% of consumers subscribe to three or more streaming services.

FAST Channels Are Growing Fast
Free ad-supported channels like **Newsmax2** are seeing incredible growth. FAST channel households surged to 41% in Q3 2023 up from 31% in Q1 2023. *(Parks Associates)*

Content Remains King
Channels are adding original broadcasts late night and on weekends, once considered the time for repeats and specials.

Ad Spend Is Growing on TV, Digital
Newsmax benefits by expected growth in TV, OTT and digital video ad sales over the next five years.

Cable & Streaming Are Complementary
The majority (88%) of consumers actively use a mobile device (e.g., smartphone, tablet) while watching TV.

DIGITAL SEGMENT

3 MAJOR REVENUE STREAMS

Newsmax generates the majority of its digital revenues through advertising sold to agencies and third-party marketers as well as from subscriptions and other products sold directly by the Company.



1 ONLINE ADVERTISING

Includes online display, native advertising, email advertising, other online placements and print advertisements. Newsmax.com has approximately 5 million unique monthly visitors and over 50 million page views.



2 SUBSCRIPTIONS

Subscription-based products include 10 specialized health and financial newsletters, **Newsmax** Magazine, and 4 online membership programs.



3 E-COMMERCE & OTHERS

Operates primarily via its Medix Select and Humanix subsidiaries, selling nutraceuticals and nonfiction books on political, financial and health-related topics, respectively.

NEWSMAX HAS MULTIPLE AVENUES FOR GROWTH

NEWSMAX

Expand Subscription Base

- 50+ Million Traditional TV Subscribers
- Add Additional Virtual MVPDs
- Add Additional OTT Partners
- Grow Finance and Health Publications

Increase Market Share From Existing Competitors

- Critical Mass Achieved to Convert FOX News and CNN TV Viewers
- Recruit and Develop TV Star Talent
- Gain Greater Viewer Trust and Confidence

Expand Distribution Networks and Regional Presence

- Add More Correspondents in USA and Worldwide
- Sign More International License Deals
- Grow Online Subscriptions

Develop New Digital Media Channels

- Optimize Use of Existing Social Media Channels for Promotion
- Grow Podcasting Talent and Shows
- Seek the Next TikTok, Clubhouse or Caffeine-Like Platforms
- Grow Audio-Only Including Terrestrial and Satellite Radio

Continue Growth in E-Commerce

- Add More Supplement Products
- Develop and Publish More Bestselling Books
- Offer New Paywall Services in Health and Finance

Opportunistically Pursue Accretive M&A

- Acquire Talk and News Radio Stations
- Acquire Complementary Businesses Targeting 45+ Demographic
- Acquire Local News Outlets

LEADERSHIP TEAM

NEWSMAX

CHRISTOPHER RUDDY // *Chief Executive Officer*



- Founded **Newsmax** in 1998
- Former Journalist at *New York Post, Pittsburgh Tribune-Review*
- Media Fellow, Hoover Institution
- Multichannel News' "News Titans": Top 10 People to Know in TV News
- Named Cablefax's Top 100 Power Players

DARRYLE BURNHAM // *Chief Financial Officer*



- Joined **Newsmax** in 2008
- Former Director of Finance and Operations at CopperCom, Inc.
- Former Corporate Treasurer for Sleepmaster, LLC (dba Serta Mattress)
- Former Finance Manager, Procurement for Scientific Atlanta (now Cisco)

ELLIOT JACOBSON
Chief Content Officer and EVP of Programming



- Former EVP/Chief Content Officer at RLTV, jointly owned by Comcast
- Launched 38 series, 37 specials at RLTV
- Former Executive Director of Media Operations for Laureate

ANDY BIGGERS
SVP of Content Distribution



- 9 years at 21st Century Fox cable channels, distribution leadership
- Handled Fox News distribution agreements, relationships
- 5 years with Viacom/MTV Marketing Development

BRAD BEDFORD
COO of Newsmax Broadcasting



- 34 years at Arbitron (now Nielsen) as Vice President in multiple departments
- 9 years as Strategic Advisor/ Consultant
- Global Managing Director at GAMMA

LOKESH TIWARI
Chief Information Officer



- Technology leader – IT, Software Development, Broadcast, OTT, and more
- Integral contributor to **Newsmax**'s success for over 14 years
- Master's degree in Computer Engineering from San Francisco State University

JIM TREMBLAY
Chief Revenue Officer, EVP of Ad Sales



- 19 years Vice President at Fox Corporation
- Secured partnerships in the Super Bowl, World Series, American Idol and National Geographic
- 8 years Vice President at Katz Media Group

CHUCK HORVATH
SVP Broadcast Operations and Chief Engineer



- Over 35 years experience in broadcast operations and engineering
- Former Chief Engineer, Fox Weather
- Former Chief Engineer New York Stock Exchange

LEE KINBERG
CEO of Newsmax Audio



- 30 years as television and radio executive
- Former President, NH1 News/Binnie Media
- Former Director of Operations, Entercom Boston
- Former Director of Programming, Viacom/CBS in Boston, Providence and Seattle

TONY GROGAN
VP of Special Projects



- 20+ years strategic financial executive
- Former PwC professional
- Former Corporate Controller for Flagler System, Inc., the parent company of the world-famous Breakers Resort in Palm Beach

BUZZ ABOUT NEWSMAX

NEWSMAX

CNN

"Fox News has never seen competition like this."

Forbes

"**Newsmax** is now a news powerhouse."

New York Times

"**Newsmax** has become an influential media company that has established itself as a potent force in politics."

THE WALL STREET JOURNAL.

"Surge in **Newsmax** ratings shook Fox News..."

PRESIDENT TRUMP



"You like **Newsmax**,
I like it too. . .
Newsmax has been
really good . . .
people are watching it.
It's terrific."

businesswire
A BERKSHIRE HATHAWAY COMPANY

NEWSMAX

Newsmax Completes $170 Million Preferred Placement Ahead of Planned IPO, Extends Offering Again

Company Extends Offering to $200 Million Due to Strong Investor Demand Before Expected IPO in Q1 2025

January 15, 2025 05:00 PM Eastern Standard Time

BOCA RATON, Fla.--(BUSINESS WIRE)--**Newsmax Inc.** ("Newsmax" or the "Company") announced today that the Company has successfully raised over $170 million* in its Preferred Stock private offering, in advance of its planned Initial Public Offering, subject to SEC approval.

Due to high demand, Newsmax is again extending the Preferred Stock private offering by an additional $25 million, from $175 million to a total offering to $200 million.

Newsmax has confidentially submitted IPO offering materials with the SEC and is seeking a Public Offering with a planned listing on the New York Stock Exchange under the symbol "NMAX."

For a limited-time, eligible investors are still able to invest in the private offering shares of the Company's **Series B 7% Convertible Preferred Stock**. Newsmax has successfully completed the entirety of its initially planned $150 million for the Private Offering and the Company is now extending the total offering from $175 million to $200 million.

The Preferred Shares offered are convertible preferred stock with a 7% accrued dividend. These shares are converted at a 25% discount to the expected public offering price and will be registered for trading subsequent to the closing of the public offering.

This offering is solely available to accredited investors**.

Qualified prospective investors who meet the qualifications of an "accredited investor" can invest as little as **$5,000** in this offering and join Newsmax as a shareholder and owner.

Additional details about the Private Offering and the contemplated Public Offering are available at www.NewsmaxInvest.com.

Founded in 1998 as a digital media brand, Newsmax entered the cable news market in 2014. Since then, the network has had an astonishing rise, climbing into the top tier of cable channels, and is now the **fourth highest-rated cable news channel in the U.S., just behind CNN.**

The Company has developed a significant audience, reaching over **40 million** Americans each month through its television broadcasts and multi-platform content, and now, with the addition of **YouTube TV**, is in almost **60 million homes**.

According to Nielsen, Newsmax was the only cable news channel to see ratings growth across all dayparts in 2023. In 2024, Nielsen reported that Newsmax was up double-digits across all dayparts: 23% among all audiences in Total Day, compared to 2023; up 15% in daytime; 37% in access; 26% in prime and 43% on weekends. For the third quarter of 2024, Nielsen also said that 34 million Americans watched Newsmax, up 48% from the second quarter.

In June of 2024, the Reuters Institute study found Newsmax was one of the top 12 news brands in the U.S. Pew Research also said that Newsmax was one of the top news sources during the 2024 election – ranked with X, AP, the New York Times, CBS and NBC, among others.

About Newsmax

Newsmax Inc. is a holding company that owns 100% of the equity interests of its operating company Newsmax Media, Inc. Newsmax Media, Inc. is the parent company of Newsmax Broadcasting LLC and a multimedia company that offers Americans independent news. Since its founding in 1998 by Christopher Ruddy, an award-winning journalist, Newsmax has become a go-to place for Americans seeking real news and opinion.

Newsmax operates the Newsmax channel, now the fourth highest-rated cable news channel, according to Nielsen, and available on all major cable systems and OTT platforms. Nielsen reported that Newsmax was the only cable news channel to see ratings growth across all dayparts in 2023.

Newsmax's media properties reach more than 40 million Americans regularly through the Newsmax channel, its free streaming channel Newsmax2, the Newsmax App and its streaming service Newsmax+, its website Newsmax.com, and publications like Newsmax Magazine. More than 16 million people follow Newsmax on social media platforms like X, Facebook, LinkedIn, Instagram and Truth Social.

Forbes calls Newsmax “a news powerhouse.”

Through its media outlets Newsmax champions a free press, one that provides Americans with balanced coverage, diverse viewpoints, and honest debates on the issues affecting our lives.

Newsmax Inc., based in Boca Raton, Fla., with offices in Washington, D.C. and New York City, is a privately held company headed by its CEO and majority shareholder Christopher Ruddy. For more information about Newsmax, please visit https://www.NewsmaxInvest.com.

About Digital Offering, LLC

Digital Offering, LLC (“**DO**”), a leader in crowd financed public offerings, is a next generation investment bank with a focus on technology and innovation utilizing The Jumpstart Our Business Startups Act, or JOBS Act.

For over a decade they specialize in helping high-quality private and public growth companies access U.S. capital markets and achieve their growth objectives. With constantly changing markets and regulation Digital Offering is applying the best practices of traditional investment banking to new securities industry rules to enhance efficiency in capital raising.

***DISCLAIMER:** *Raised includes closed proceeds and investments committed / in process of closing.*

****DISCLAIMER:** *Please note: Accredited investors are defined under Rule 506(c) of Regulation D promulgated by the Securities and Exchange Commission under the Securities Act, as amended (the “Securities Act’). Investors should consider the investment objectives, risks and investment time horizon of the Company carefully before investing.*

The Shares offered in the private offering will not be and have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Investing in these securities involves a high degree of risk, and investors should be able to bear

the loss of their entire investment. Furthermore, investors must understand that such investment could be illiquid for an indefinite period of time.

Additional details of the offering, including a private placement memorandum, can be found at NewsmaxInvest.com.

Under Rule 506(c), general solicitation of offerings is permitted, however, purchasers in a Rule 506(c) offering must be "accredited investors."

The SEC defines the term "accredited investor" in Rule 501(a). Generally, individuals are considered accredited investors if they have a net worth greater than $1 million (excluding their primary residence) or incomes in excess of $200,000 in the last two years with the expectation of the same in the current year (or $300,000 with a spouse).

At the closing of the company's anticipated public offering, the company will convert all shares sold in this private offering (Series B 7% Preferred Offering) to common shares. To the extent such common shares are not tradeable after a statutory holding period, Newsmax intends to file a registration statement with the Securities and Exchange Commission that will seek to register these common shares, subject to approval by the Commission, that will allow them to be traded on a public exchange.

The Company is "Testing the Waters" under Regulation A under the Securities Act of 1933. The Company is not under any obligation to make an offering under Regulation A. No money or other consideration is being solicited in connection with the information provided, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until an offering statement on Form 1-A has been filed and until the offering statement is qualified pursuant to Regulation A of the Securities Act of 1933, as amended, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. Any person's indication of interest involves no obligation or commitment of any kind. The information in that offering statement will be more complete than the information the Company is providing now, and could differ materially. You must read the documents filed. No offer to sell the securities or solicitation of an offer to buy the securities is being made in any state where such offer or sale is not permitted under the "blue sky" or securities laws thereof. No offering is being made to individual investors in any state unless and until the offering has been registered in that state or an exemption from registration exists therein. The securities offered using Regulation A are highly speculative and involve significant risks. The investment is suitable only for persons who can afford to lose their entire investment. Furthermore, investors must understand that such investment could be illiquid for an indefinite period of time. No public market currently exists for the securities, and if a public market develops following the offering, it may not continue. The Company intends to list its securities on a national exchange and doing so entails significant ongoing corporate obligations including but not limited to disclosure, filing and notification requirements, as well compliance with applicable continued quantitative and qualitative listing standards.

Contacts

Investor
Digital Offering
digitaloffering@newsmax.com

Brett Milotte, ICR
Brett.Milotte@icrinc.com

NEWSMAX

Newsmax Completes $150 Million Preferred Placement Ahead of Planned IPO, Extends Offering

Company Extends Offering to $175 Million Due to Strong Investor Demand Before Expected IPO in Q1 2025

January 09, 2025 09:00 AM Eastern Standard Time

BOCA RATON, Fla.--(BUSINESS WIRE)--**Newsmax Inc.** ("Newsmax" or the "Company") announced today that the Company has successfully raised over $150 million* in its Preferred Stock private offering, in advance of its planned Initial Public Offering, subject to SEC approval.

Due to high demand, Newsmax is extending the Preferred Stock private offering by an additional $25 million, increasing the total offering to $175 million.

"We are excited by the incredible investor interest and overwhelming support we have received for our Preferred Stock offering," said Christopher Ruddy, CEO of Newsmax.

"This extension is a testament to the confidence our investors have in Newsmax's future and the tremendous growth we have experienced as we prepare to go public. We look forward to bringing our company to the public markets soon, providing further access for our viewers and supporters to invest in Newsmax and our vision."

Newsmax has confidentially submitted IPO offering materials with the SEC and is seeking a Public Offering with a planned listing on the New York Stock Exchange under the symbol "NMAX."

For a limited-time, eligible investors are still able to invest in the private offering shares of the Company's **Series B 7% Convertible Preferred Stock**. Newsmax has successfully completed the entirety of its planned $150 million for the Private Offering and the Company is now extending the total offering to $175 million.

The Preferred Shares offered are convertible preferred stock with a 7% accrued dividend. These shares are priced at a 25% discount to the expected public offering price and will be registered for trading at the time of the public offering.

This offering is solely available to accredited investors**.

Qualified prospective investors who meet the qualifications of an "accredited investor" can invest as little as **$5,000** in this offering and join Newsmax as a shareholder and owner.

Additional details about the Private Offering and the contemplated Public Offering are available at www.NewsmaxInvest.com.

Founded in 1998 as a digital media brand, Newsmax entered the cable news market in 2014. Since then, the network has had an astonishing rise, climbing into the top tier of cable channels, and is now the **fourth highest-rated cable news channel in the U.S., just behind CNN.**

The Company has developed a significant audience, reaching over **40 million** Americans each month through its television broadcasts and multi-platform content, and now, with the addition of **YouTube TV**, is in almost **60 million homes**.

According to Nielsen, Newsmax was the only cable news channel to see ratings growth across all dayparts in 2023. In 2024, Nielsen reported that Newsmax was up double-digits across all dayparts: 23% among all audiences in Total Day, compared to 2023; up 15% in daytime; 37% in access; 26% in prime and 43% on weekends. For the third quarter of 2024, Nielsen also said that 34 million Americans watched Newsmax, up 48% from the second quarter.

In June of 2024, the Reuters Institute study found Newsmax was one of the top 12 news brands in the U.S. Pew Research also said that Newsmax was one of the top news sources during the 2024 election – ranked with X, AP, the New York Times, CBS and NBC, among others.

About Newsmax

Newsmax Inc. is a holding company that owns 100% of the equity interests of its operating company Newsmax Media, Inc. Newsmax Media, Inc. is the parent company of Newsmax Broadcasting LLC and a multimedia company that offers Americans independent news. Since its founding in 1998 by Christopher Ruddy, an award-winning journalist, Newsmax has become a go-to place for Americans seeking real news and opinion.

Newsmax operates the Newsmax channel, now the fourth highest-rated cable news channel, according to Nielsen, and available on all major cable systems and OTT platforms. Nielsen reported that Newsmax was the only cable news channel to see ratings growth across all dayparts in 2023.

Newsmax's media properties reach more than 40 million Americans regularly through the Newsmax channel, its free streaming channel Newsmax2, the Newsmax App and its streaming service Newsmax+, its website Newsmax.com, and publications like Newsmax Magazine. More than 16 million people follow Newsmax on social media platforms like X, Facebook, LinkedIn, Instagram and Truth Social.

Forbes calls Newsmax “a news powerhouse.”

Through its media outlets Newsmax champions a free press, one that provides Americans with balanced coverage, diverse viewpoints, and honest debates on the issues affecting our lives.

Newsmax Inc., based in Boca Raton, Fla., with offices in Washington, D.C. and New York City, is a privately held company headed by its CEO and majority shareholder Christopher Ruddy. For more information about Newsmax, please visit https://www.NewsmaxInvest.com.

About Digital Offering, LLC

Digital Offering, LLC (“**DO**”), a leader in crowd financed public offerings, is a next generation investment bank with a focus on technology and innovation utilizing The Jumpstart Our Business Startups Act, or JOBS Act.

For over a decade they specialize in helping high-quality private and public growth companies access U.S. capital markets and achieve their growth objectives. With constantly changing markets and regulation Digital Offering is applying the best practices of traditional investment banking to new securities industry rules to enhance efficiency in capital raising.

****DISCLAIMER:* Raised includes closed proceeds and investments committed / in process of closing.*

****DISCLAIMER:** Please note: Accredited investors are defined under Rule 506(c) of Regulation D promulgated by the Securities and Exchange Commission under the Securities Act, as amended (the "Securities Act'). Investors should consider the investment objectives, risks and investment time horizon of the Company carefully before investing.*

The Shares offered in the private offering will not be and have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Investing in these securities involves a high degree of risk, and investors should be able to bear the loss of their entire investment. Furthermore, investors must understand that such investment could be illiquid for an indefinite period of time.

Additional details of the offering, including a private placement memorandum, can be found at NewsmaxInvest.com.

Under Rule 506(c), general solicitation of offerings is permitted, however, purchasers in a Rule 506(c) offering must be "accredited investors."

The SEC defines the term "accredited investor" in Rule 501(a). Generally, individuals are considered accredited investors if they have a net worth greater than $1 million (excluding their primary residence) or incomes in excess of $200,000 in the last two years with the expectation of the same in the current year (or $300,000 with a spouse).

At the closing of the company's anticipated public offering, the company will convert all shares sold in this private offering (Series B 7% Preferred Offering) to common shares. To the extent such common shares are not tradeable after a statutory holding period, Newsmax intends to file a registration statement with the Securities and Exchange Commission that will seek to register these common shares, subject to approval by the Commission, that will allow them to be traded on a public exchange.

The Company is "Testing the Waters" under Regulation A under the Securities Act of 1933. The Company is not under any obligation to make an offering under Regulation A. No money or other consideration is being solicited in connection with the information provided, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until an offering statement on Form 1-A has been filed and until the offering statement is qualified pursuant to Regulation A of the Securities Act of 1933, as amended, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. Any person's indication of interest involves no obligation or commitment of any kind. The information in that offering statement will be more complete than the information the Company is providing now, and could differ materially. You must read the documents filed. No offer to sell the securities or solicitation of an offer to buy the securities is being made in any state where such offer or sale is not permitted under the "blue sky" or securities laws thereof. No offering is being made to individual investors in any state unless and until the offering has been registered in that state or an exemption from registration exists therein. The securities offered using Regulation A are highly speculative and involve significant risks. The investment is suitable only for persons who can afford to lose their entire investment. Furthermore, investors must understand that such investment could be illiquid for an indefinite period of time. No public market currently exists for the securities, and if a public market develops following the offering, it may not continue. The Company intends to list its securities on a national exchange and doing so entails significant ongoing corporate obligations including but not limited to disclosure, filing and notification requirements, as well compliance with applicable continued quantitative and qualitative listing standards.

Contacts

Investor Contacts

Digital Offering

digitaloffering@newsmax.com

Brett Milotte, ICR

Brett.Milotte@icrinc.com

businesswire
A BERKSHIRE HATHAWAY COMPANY

NEWSMAX

Join Newsmax’s Webinar for IPO Plan, Private Offering

November 18, 2024 09:00 AM Eastern Standard Time

BOCA RATON, Fla.--(BUSINESS WIRE)--**Newsmax Inc.** is pleased to announce it will host its second online Special Investor Webinar conversation with its Chief Executive Officer, Christopher Ruddy.

The online Webinar will take place on Thursday, November 21, 2024 at 10:00 a.m. ET.

Newsmax has already filed with the SEC and is seeking a Public Offering with an expected listing on the New York Stock Exchange under the symbol “NMAX.” The Company has also engaged in a Private Offering of preferred shares, as well as the anticipated Public Offering, with investment bank Digital Offering LLC.

Newsmax has raised $100 million of its planned $150 million for the Private Offering and expects to close on this round soon*.

Investors interested to find out more about the Public Offering plan and Private Offering are invited to join the free online event at NewsmaxWebinar.com.

This online event will provide accredited investors** with insight into the Company’s vision, strategy and growth prospects, specifically the impact the recent 2024 election will have on the media landscape and Newsmax.

Newsmax has already become one of the nation’s leading news networks. In June 2024, the Reuters Institute identified the Company as one of the top 12 U.S. news brands.

For a limited-time, eligible investors are able to invest in the Private Offering which currently consists of shares of the Company’s **Series B 7% Convertible Preferred Stock.**

This offering is solely available to accredited investors**.

Qualified prospective investors who meet the qualifications of an “accredited investor” can invest as little as **$5,000** in this offering and join Newsmax as a shareholder and owner.

Additional details about the Private Offering and the contemplated Public Offering are available at www.NewsmaxInvest.com.

Founded in 1998 as a digital media brand, Newsmax entered the cable news market in 2014. Since then, the network has had an astonishing rise, climbing into the top tier of cable channels, and is now the **fourth highest-rated cable news channel in the U.S., just behind CNN.**

The Company has developed a significant audience, reaching over **40 million** Americans each month through its television broadcasts and multi-platform content, and has demonstrated remarkable growth **with revenues up 332% since 2019.**

According to Nielsen, Newsmax was the only cable news channel to see ratings growth across all dayparts in 2023, with prime-time up 42% in total viewers. Q1 2024 also saw an impressive 137% rise in prime-time ratings, compared to the same period last year. For the third quarter of 2024, Nielsen reported that 34 million Americans watched Newsmax, up 48% from the second quarter.

Webinar Event Details:

- **Date:** Thursday, November 21, 2024
- **Time:** 10:00 a.m. ET (Webinar will re-air at scheduled times)
- **Sign Up:** NewsmaxWebinar.com

At the Webinar, Mr. Ruddy will discuss the Company's Private Offering plans, Public Offering and listing plans, corporate mission, as well as long-term strategic vision and future growth initiatives.

Mr. Ruddy will also be joined by Mark Elenowitz, Managing Director of Digital Offering, the investment banker for the offerings.

How to Join: Interested parties can RSVP at NewsmaxWebinar.com and will be emailed a link to join the live broadcast.

Note: Scheduled replays of the event will be available shortly after the first broadcast.

About Newsmax

Newsmax Inc. is a holding company that owns 100% of the equity interests of its operating company Newsmax Media, Inc. Newsmax Media, Inc. is a broadcasting and multimedia company that offers Americans independent news. Since its founding in 1998 by Christopher Ruddy, an award-winning journalist, Newsmax has become a go-to place for Americans seeking real news and opinion.

Newsmax operates the Newsmax channel, now the fourth highest-rated cable news channel, according to Nielsen, and available on all major cable systems and OTT platforms. Nielsen reported that Newsmax was the only cable news channel to see ratings growth across all dayparts in 2023.

Newsmax's media properties reach more than 40 million Americans regularly through the Newsmax channel, its free streaming channel Newsmax2, the Newsmax App and its streaming service Newsmax+, its website Newsmax.com, and publications like Newsmax Magazine. More than 16 million people follow Newsmax on social media platforms like Twitter, Facebook, LinkedIn, and Truth Social.

Forbes calls Newsmax "a news powerhouse."

Through its media outlets Newsmax champions a free press, one that provides Americans with balanced coverage, diverse viewpoints, and honest debates on the issues affecting our lives.

Newsmax Inc., based in Boca Raton, Fla., with offices in Washington, D.C. and New York City, is a privately held company headed by its CEO and majority shareholder Christopher Ruddy. For more information about Newsmax, please visit https://www.NewsmaxInvest.com.

About Digital Offering, LLC

Offering, LLC ("DO"), a leader in crowd financed public offerings, is a next generation investment bank with a focus on technology and innovation utilizing The Jumpstart Our Business Startups Act, or JOBS Act.

For over a decade they specialize in helping high-quality private and public growth companies access U.S. capital markets and achieve their growth objectives. With constantly changing markets and regulation Digital Offering is applying the best practices of traditional investment banking to new securities industry rules to enhance efficiency in capital raising.

***DISCLAIMER:** *Raised includes closed proceeds and investments committed / in process of closing.*

****DISCLAIMER:** *Please note: Accredited investors are defined under Rule 506(c) of Regulation D promulgated by the Securities and Exchange Commission under the Securities Act, as amended (the "Securities Act'). Investors should consider the investment objectives, risks and investment time horizon of the Company carefully before investing.*

The Shares offered in the private offering will not be and have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Investing in these securities involves a high degree of risk, and investors should be able to bear the loss of their entire investment. Furthermore, investors must understand that such investment could be illiquid for an indefinite period of time.

Additional details of the offering, including a private placement memorandum, can be found at NewsmaxInvest.com.

Under Rule 506(c), general solicitation of offerings is permitted, however, purchasers in a Rule 506(c) offering must be "accredited investors."

The SEC defines the term "accredited investor" in Rule 501(a). Generally, individuals are considered accredited investors if they have a net worth greater than $1 million (excluding their primary residence) or incomes in excess of $200,000 in the last two years with the expectation of the same in the current year (or $300,000 with a spouse).

At the closing of the company's anticipated public offering, the company will convert all shares sold in this private offering (Series B 7% Preferred Offering) to common shares. To the extent such common shares are not tradeable after a statutory holding period, Newsmax intends to file a registration statement with the Securities and Exchange Commission that will seek to register these common shares, subject to approval by the Commission, that will allow them to be traded on a public exchange.

The Company is "Testing the Waters" under Regulation A under the Securities Act of 1933. The Company is not under any obligation to make an offering under Regulation A. No money or other consideration is being solicited in connection with the information provided, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until an offering statement on Form 1-A has been filed and until the offering statement is qualified pursuant to Regulation A of the Securities Act of 1933, as amended, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. Any person's indication of interest involves no obligation or commitment of any kind. The information in that offering statement will be more complete than the information the Company is providing now, and could differ materially. You must read the documents filed. No offer to sell the securities or solicitation of an offer to buy the securities is being made in any state where such offer or sale is not permitted under the "blue sky" or securities laws thereof. No offering is being made to individual investors in any state unless and until the offering has been registered in that state or an exemption from registration exists therein. The securities offered using Regulation A are highly speculative and involve significant risks. The investment is suitable only for persons who can afford to lose their entire investment. Furthermore, investors must understand that such investment could be illiquid for an indefinite period of time. No public market currently exists for the securities, and if a public market develops following the offering, it may not continue. The Company intends to list its securities on a national exchange and doing so entails significant ongoing corporate obligations including but not limited to disclosure, filing and notification requirements, as well compliance with applicable continued quantitative and qualitative listing standards.

Contacts

Investor
Digital Offering
digitaloffering@newsmax.com

Brett Milotte, ICR
Brett.Milotte@icrinc.com

businesswire
A BERKSHIRE HATHAWAY COMPANY

NEWSMAX

Newsmax Files with SEC for Initial Public Offering

September 05, 2024 08:00 AM Eastern Daylight Time

BOCA RATON, Fla.--(BUSINESS WIRE)--Newsmax Inc. is pleased to announce that it has confidentially filed with the Securities and Exchange Commission (“SEC”) an offering statement and expects to conduct an initial public offering later this year or in early 2025.

The Company seeks to raise up to $75 million in its public offering under Regulation A+, the largest offering of its kind to date on a national securities exchange. The Company expects to apply to be listed on the NYSE under the ticker symbol “NMAX.”

The Company’s subsidiary, Newsmax Media Inc., operates the nation’s fourth highest-rated cable news channel. In July 2024, Nielsen reported that Newsmax was the seventh highest-rated cable channel overall among daytime viewers.

Newsmax reaches more than 40 million Americans regularly through its platforms in television, streaming, online and in print. A June 2024 Reuters global media survey found that Newsmax was one of the top 12 news brands in the U.S.

“The success of our mission to provide Americans with honest and real news is reflected by our loyal and growing following,” said Newsmax CEO and Founder, Christopher Ruddy.

Individuals interested in learning more about the Newsmax investment opportunity and registering an indication of interest can go to the green Sign-Up box at www.NewsmaxInvest.com to receive information on the upcoming public offering in the coming months.

In advance of this contemplated initial public offering, Newsmax has launched a private placement offering seeking to raise $150 million.

For a limited time, eligible investors will be able to invest in this private offering. The private offering is solely available to accredited investors.*

In the private offering the Company is offering its Series B 7% Convertible Preferred Stock for an offering amount of $150 million with the ability to raise up to $225 million.

Qualified prospective investors who meet the qualifications of an “accredited investor” can **invest as little as $5,000** in this offering and join Newsmax as a shareholder and owner.

Full offering details and the ability to sign up to learn more about our contemplated public offering can be found at www.NewsmaxInvest.com.

At the closing of the Company's anticipated public offering, all of the Series B Preferred Shares sold in the private offering will be converted into common shares of the Company.

To the extent such common shares are not tradeable after a statutory holding period, Newsmax intends to file a registration statement with the Securities and Exchange Commission that will seek to register these common shares, subject to approval by the Commission, that will allow them to be freely tradeable.

To learn more about the Private Offering and planned public offering go to: **www.NewsmaxInvest.com**.

For specific questions related the offering or accreditation status, email us at: digitaloffering@newsmax.com

Digital Offering, LLC is acting as the placement agent for the Offering and the planned public offering.

About Newsmax Inc.

Newsmax Inc. is a holding company that owns 100% of the equity interests of its operating company Newsmax Media, Inc. Newsmax Media, Inc. is a broadcasting and multimedia company that offers Americans independent news. Since its founding in 1998 by Christopher Ruddy, an award-winning journalist, Newsmax has become a go-to place for Americans seeking real news and opinion.

Newsmax operates the Newsmax channel, now the fourth highest-rated cable news channel, according to Nielsen, and available on all major cable systems and OTT platforms. Nielsen reported that Newsmax was the only cable news channel to see ratings growth across all dayparts in 2023.

Newsmax's media properties reach more than 40 million Americans regularly through the Newsmax channel, its free streaming channel Newsmax2, the Newsmax App and its streaming service Newsmax+, its website Newsmax.com, and publications like Newsmax Magazine. More than 16 million people follow Newsmax on social media platforms like Twitter, Facebook, LinkedIn, and Truth Social.

Through its media outlets Newsmax champions a free press, one that provides Americans with balanced coverage, diverse viewpoints, and honest debates on the issues affecting our lives.

Newsmax Inc., based in Boca Raton, Fla., with offices in Washington, D.C. and New York City, is a privately held company headed by its CEO and majority shareholder Christopher Ruddy.

About Digital Offering, LLC

Digital Offering, LLC ("DO"), a leader in crowd financed public offerings, is a next generation investment bank with a focus on technology and innovation utilizing The Jumpstart Our Business Startups Act, or JOBS Act.

For over a decade they specialize in helping high-quality private and public growth companies access U.S. capital markets and achieve their growth objectives. With constantly changing markets and regulation Digital Offering is applying the best practices of traditional investment banking to new securities industry rules to enhance efficiency in capital raising.

***Please note:** Accredited investors are defined under Rule 501(a) of Regulation D promulgated by the Securities and Exchange Commission under the Securities Act, as amended (the "Securities Act"). Generally, individuals are considered "accredited investors" if they have a net worth greater than $1 million (excluding their primary residence) or incomes in excess of $200,000 in the last two years with the expectation of the same in the current year (or $300,000 with a spouse).

The Shares offered in the private offering will not be and have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Additional details of the offering, including a private placement memorandum, can be found at **NewsmaxInvest.com**.

Under Rule 506(c), general solicitation of offerings is permitted, however, purchasers in a Rule 506(c) offering must be "accredited investors."

For specific questions related the offering or accreditation status, email us at: digitaloffering@newsmax.com

Newsmax is currently undertaking a private placement offering pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the "Securities Act"), and/or Rule 506(c) of Regulation D promulgated thereunder. Investors should consider the investment objectives, risks, and investment time horizon of the Company carefully before investing. The private placement memorandum relating to this offering of equity interests by the Company contains this and other information concerning the Company and the securities being offered, including risk factors, which should be read carefully before investing. You should be aware that (i) the securities may be sold only to "accredited investors," as defined in Rule 501 of Regulation D; (ii) the securities will only be offered in reliance on an exemption from the registration requirements of the Securities Act and will not be required to comply with specific disclosure requirements that apply to registration under the Securities Act; (iii) the SEC will not pass upon the merits of or give its approval to the securities, the terms of the offering, or the accuracy or completeness of any offering materials; (iv) the securities will be subject to legal restrictions on transfer and resale and investors should not assume they will be able to resell their securities; investing in these securities involves a high degree of risk, and investors should be able to bear the loss of their entire investment. Furthermore, investors must understand that such investment could be illiquid for an indefinite period of time.

The offering documents may include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act of 1934, as amended, and are intended to be covered by the safe harbor provisions for forward looking statements. This information is supplied from sources we believe to be reliable but we cannot guarantee accuracy. Although we believe our expectations expressed in such forward-looking statements are reasonable, we cannot assure you that they will be realized. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, but not limited to the risks and uncertainties set forth in the attached materials, which could cause actual results to differ materially from the anticipated results set forth in such forward-looking statements. Any forward-looking statement made by us speaks only as of the date on which it is made, and we undertake no obligation to publicly update any forward-looking statement except as may be required by law.

The Company is "Testing the Waters" under Regulation A under the Securities Act of 1933. The Company is not under any obligation to make an offering under Regulation A. No money or other consideration is being solicited in connection with the information provided, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until an offering statement on Form 1-A until the offering statement that has been filed is qualified pursuant to Regulation A of the Securities Act of 1933, as amended, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. Any person's indication of interest involves no obligation or commitment of any kind. The information in that offering statement will be more complete than the information the Company is providing now, and could differ materially. You must read the documents filed. No offer to sell the securities or solicitation of an offer to buy the securities is being made in any state where such offer or sale is not permitted under the "blue sky" or securities laws thereof. No offering is being made to individual investors in any state unless and until the offering has been registered in that state or an exemption from registration exists therein. The securities offered using Regulation A are highly speculative and involve significant risks. The investment is suitable only for persons who can afford to lose their entire investment. Furthermore, investors must understand that such investment could be illiquid for an indefinite period of time. No public market currently exists for the securities, and if a public market develops following the offering, it may not continue. The Company intends to list its securities on a national exchange and doing so entails significant ongoing corporate obligations including but not limited to disclosure, filing and notification requirements, as well compliance with applicable continued quantitative and qualitative listing standards.

Contacts

Digital Offering:

digitaloffering@newsmax.com

ICR:

Brett.Milotte@icrinc.com

Newsmax:
Bill Daddi, DBC Brand Communications
Bill@DaddiBrand.com

businesswire
A BERKSHIRE HATHAWAY COMPANY

NEWSMAX

Newsmax Announces Planned Public Offering, Private Offering Investor Webinar

August 02, 2024 08:00 AM Eastern Daylight Time

BOCA RATON, Fla.--(BUSINESS WIRE)--Newsmax Inc. (“Newsmax” or the “Company”) is pleased to announce it will host an online Special Investor Webinar conversation with its CEO, Christopher Ruddy, on **Tuesday, August 6, 2024 at 12:00pm ET.**

Interested investors are invited to join the free online event at www.NewsmaxWebinar.com.

Newsmax has already become one of the nation’s leading news networks and this online event will provide accredited investors* with insight into the Company’s vision, strategy and growth prospects.

Newsmax is currently a **private placement offering ahead of its planned Public Offering and expected Listing.**

Last month, Newsmax announced that it would seek to become a public company later in 2024 or in early 2025 with a listing on the NYSE or Nasdaq.

In preparation for this contemplated public offering, Newsmax has launched a private placement offering seeking to raise up to $225 million.

For a limited-time, eligible investors are able to invest in this private offering which currently consists of shares of the Company’s **Series B 7% Convertible Preferred Stock.**

This offering is solely available to accredited investors*.

Qualified prospective investors who meet the qualifications of an “accredited investor” can invest as little as **$5,000** in this offering and join Newsmax as a shareholder and owner.

Additional details and the ability to sign up to learn more about the contemplated public offering can be found at www.NewsmaxInvest.com.

Founded in 1998 as a digital media brand, Newsmax entered the cable news market in 2014.

Since then, the network has had an astonishing rise, climbing into the top tier of cable channels, and is now the **fourth highest-rated cable news channel in the United States**, just behind CNN.

According to Nielsen, Newsmax was the only cable news channel to see ratings growth across all dayparts in 2023, with prime-time up 42% in total viewers. Q1 2024 also saw an impressive 137% rise in prime-time ratings, compared to the same period last year.

The Company has developed a significant audience, reaching over **40 million** Americans each month through its television broadcasts and multi-platform content, and has demonstrated remarkable growth **with revenues up 332% since 2019**.

In June 2024, a Reuters global survey of media found Newsmax was one of the nation’s “top news brands,” identifying the network as one of only 12 major media outlets Americans are turning to regularly.

Webinar Event Details:

- **Date:** Tuesday, August 6, 2024
- **Time:** 12:00pm ET
- **Link: NewsmaxWebinar.com**
- **How to Join:** Interested parties can RSVP at NewsmaxWebinar.com and will be emailed a link to join the live broadcast. Note: scheduled replays of the event will be available shortly after the first broadcast.

At the Webinar, Mr. Ruddy will discuss the Company’s private placement offering, public offering and listing plans, corporate mission, as well as long-term strategic vision and future growth initiatives.

Mr. Ruddy will also be joined by Mark Elenowitz, Managing Director of Digital Offering LLC, the investment banker for the offerings.

Mr. Ruddy said of the event, “We are excited to connect with the tens of thousands of investors nationwide who have already shown interest in investing in Newsmax. There is much to be enthusiastic about Newsmax, including significant growth in our audience, a surge in interest in conservative media and our expanding portfolio of platforms and distribution. Now more than ever — especially in this election year of 2024 — America needs Newsmax. We look forward to sharing more details with everyone who tunes in to the Webinar.”

About Newsmax

Newsmax Inc. is a holding company that owns 100% of the equity interests of its operating company Newsmax Media, Inc. Newsmax Media, Inc. is a broadcasting and multimedia company that offers Americans independent news. Since its founding in 1998 by Christopher Ruddy, an award-winning journalist, Newsmax has become a go-to place for Americans seeking real news and opinion.

Newsmax operates the Newsmax channel, now the fourth highest-rated cable news channel, according to Nielsen, and available on all major cable systems and OTT platforms. Nielsen reported that Newsmax was the only cable news channel to see ratings growth across all dayparts in 2023.

Newsmax's media properties reach more than 40 million Americans regularly through the Newsmax channel, its free streaming channel Newsmax2, the Newsmax App and its streaming service Newsmax+, its website Newsmax.com, and publications like Newsmax Magazine. More than 16 million people follow Newsmax on social media platforms like Twitter, Facebook, LinkedIn, and Truth Social.

Forbes calls Newsmax “a news powerhouse.”

Through its media outlets Newsmax champions a free press, one that provides Americans with balanced coverage, diverse viewpoints, and honest debates on the issues affecting our lives.

Newsmax Inc., based in Boca Raton, Fla., with offices in Washington, D.C. and New York City, is a privately held company headed by its CEO and majority shareholder Christopher Ruddy. For more information about Newsmax, please visit https://www.NewsmaxInvest.com.

About Digital Offering, LLC

Digital Offering, LLC ("**DO**"), a leader in crowd financed public offerings, is a next generation investment bank with a focus on technology and innovation utilizing The Jumpstart Our Business Startups Act, or JOBS Act.

For over a decade they specialize in helping high-quality private and public growth companies access U.S. capital markets and achieve their growth objectives. With constantly changing markets and regulation Digital Offering is applying the best practices of traditional investment banking to new securities industry rules to enhance efficiency in capital raising.

***DISCLAIMER**: Please note: Accredited investors are defined under Rule 506(c) of Regulation D promulgated by the Securities and Exchange Commission under the Securities Act, as amended (the "Securities Act'). Investors should consider the investment objectives, risks and investment time horizon of the Company carefully before investing.*

The Shares offered in the private offering will not be and have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Investing in these securities involves a high degree of risk, and investors should be able to bear the loss of their entire investment. Furthermore, investors must understand that such investment could be illiquid for an indefinite period of time.

Additional details of the offering, including a private placement memorandum, can be found at NewsmaxInvest.com.

Under Rule 506(c), general solicitation of offerings is permitted, however, purchasers in a Rule 506(c) offering must be "accredited investors."

The SEC defines the term "accredited investor" in Rule 501(a). Generally, individuals are considered accredited investors if they have a net worth greater than $1 million (excluding their primary residence) or incomes in excess of $200,000 in the last two years with the expectation of the same in the current year (or $300,000 with a spouse).

At the closing of the company's anticipated public offering, the company will convert all shares sold in this private offering (Series B 7% Preferred Offering) to common shares. To the extent such common shares are not tradeable after a statutory holding period, Newsmax intends to file a registration statement with the Securities and Exchange Commission that will seek to register these common shares, subject to approval by the Commission, that will allow them to be traded on a public exchange.

The Company is "Testing the Waters" under Regulation A under the Securities Act of 1933. The Company is not under any obligation to make an offering under Regulation A. No money or other consideration is being solicited in connection with the information provided, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until an offering statement on Form 1-A has been filed and until the offering statement is qualified pursuant to Regulation A of the Securities Act of 1933, as amended, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. Any person's indication of interest involves no obligation or commitment of any kind. The information in that offering statement will be more complete than the information the Company is providing now, and could differ materially. You must read the documents filed. No offer to sell the securities or solicitation of an offer to buy the securities is being made in any state where such offer or sale is not permitted under the "blue sky" or securities laws thereof. No offering is being made to individual investors in any state unless and until the offering has been registered in that state or an exemption from registration exists therein. The securities offered using Regulation A are highly speculative and involve significant risks. The investment is suitable only for persons who can afford to lose their entire investment. Furthermore, investors must understand that such investment could be illiquid for an indefinite period of time. No public market currently exists for the securities and if a public market develops following the offering, it may not continue. The Company intends to list its securities on a national exchange and doing so entails significant ongoing corporate obligations including but not limited to disclosure, filing and notification requirements, as well compliance with applicable continued quantitative and qualitative listing standards.

Contacts

Bill Daddi
DBC Brand Communications
917-620-3717
Bill@DaddiBrand.com

Investor Contacts
Digital Offering
digitaloffering@newsmax.com

Brett Milotte, ICR
Brett.Milotte@icrinc.com

Newsmax Offers Shares to Investors, Supporters

Topic:

Financing

Monday, 10 June 2024 12:45 PM

BOCA RATON, FL / ACCESSWIRE / June 10, 2024 / Newsmax Inc. is pleased to announce that it will seek to become a public company later this year or in early 2025 with a listing on Nasdaq or the NYSE.

In preparation for this contemplated initial public offering, Newsmax is launching a private placement offering seeking to raise up to $225 million.

"While achieving significant success, Newsmax has stayed true to our mission of providing Americans with honest and real news," Christopher Ruddy, CEO of Newsmax, said of the company's plans. "Now more than ever, especially in this election year of 2024, America needs Newsmax and you can join with us as an investor," Ruddy said.

For a limited-time, eligible investors will be able to invest in this private offering.

new private offering is solely available to accredited investors.*

The current private offering currently consists of shares of the Company's Series B 7% Convertible Preferred Stock for a maximum Offering amount of up to $225 million.

The company's subsidiary, Newsmax Media Inc., operates the nation's fourth highest-rated cable news channel in the U.S., as well as several media platforms reaching more than 40 million Americans regularly. Qualified prospective investors who meet the qualifications of an "accredited investor"* can **invest as little as $5,000** in this offering and join Newsmax as a shareholder and owner.

Full Offering details and the ability to sign up to learn more about our contemplated public offering can be found at **NewsmaxInvest.com.**

At the closing of the company's anticipated public offering, the company will convert all shares sold in this private offering (Series B 7% Preferred Offering) to common shares.

To the extent such common shares are not tradeable after a statutory holding period, Newsmax intends to file a registration statement with the Securities and Exchange Commission that will seek to register these common shares, subject to approval by the Commission, that will allow them to be traded on a public exchange.

To learn more about the Private Offering and planned public offering go to: **NewsmaxInvest.com.**

Digital Offering, LLC is acting as the placement agent for the Offering.

For specific questions related the offering or accreditation status, email us at: digitaloffering@newsmax.com, https://invest.newsmax.com/.

***Please note:** Accredited investors are defined under Rule 506(c) of Regulation D promulgated by the Securities and Exchange Commission under the Securities Act, as amended (the "Securities Act').

The Shares offered in the private offering will not be and have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Additional details of the offering, including a private placement memorandum, can be found at **NewsmaxInvest.com**.

Under Rule 506(c), general solicitation of offerings is permitted, however, purchasers in a Rule 506(c) offering must be "accredited investors."

The SEC defines the term "accredited investor" in Rule 501(a). Generally, individuals are considered accredited investors if they have a net worth greater than $1 million

(excluding their primary residence) or incomes in excess of $200,000 in the last two years with the expectation of the same in the current year (or $300,000 with a spouse).

At the closing of the company's anticipated public offering, the company will convert all shares sold in this private offering (Series B 7% Preferred Offering) to common shares. To the extent such common shares are not tradeable after a statutory holding period, Newsmax intends to file a registration statement with the Securities and Exchange Commission that will seek to register these common shares, subject to approval by the Commission, that will allow them to be traded on a public exchange.

About Newsmax Inc.

Newsmax Inc. is a holding company that owns 100% of the equity interests of its operating company Newsmax Media, Inc. Newsmax Media, Inc. is a broadcasting and multimedia company that offers Americans independent news. Since its founding in 1998 by Christopher Ruddy, an award-winning journalist, Newsmax has become a go-to place for Americans seeking real news and opinion.

Newsmax operates the Newsmax channel, now the fourth highest-rated cable news channel, according to Nielsen, and available on all major cable systems and OTT platforms. Nielsen reported that Newsmax was the only cable news channel to see ratings growth across all dayparts in 2023.

Newsmax's media properties reach more than 40 million Americans regularly through the Newsmax channel, its free streaming channel Newsmax2, the Newsmax App and its streaming service Newsmax+, its website Newsmax.com, and publications like Newsmax Magazine. More than 16 million people follow Newsmax on social media platforms like Twitter, Facebook, LinkedIn, and Truth Social.

Through its media outlets Newsmax champions a free press, one that provides Americans with balanced coverage, diverse viewpoints, and honest debates on the issues affecting our lives.

Newsmax Inc., based in Boca Raton, Fla., with offices in Washington, D.C. and New York City, is a privately held company headed by its CEO and majority shareholder Christopher Ruddy.

About Digital Offering, LLC

Digital Offering, LLC ("**DO**"), a leader in crowd financed public offerings, is a next generation investment bank with a focus on technology and innovation utilizing The Jumpstart Our Business Startups Act, or JOBS Act.

For over a decade they specialize in helping high-quality private and public growth companies access U.S. capital markets and achieve their growth objectives. With constantly changing markets and regulation Digital Offering is applying the best practices of traditional investment banking to new securities industry rules to enhance efficiency in capital raising.

Newsmax is currently undertaking a private placement offering pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the "Securities Act"), and/or Rule 506(c) of Regulation D promulgated thereunder. Investors should consider the investment objectives, risks, and investment time horizon of the Company carefully before investing. The private placement memorandum relating to this offering of equity interests by the Company will contain this and other information concerning the Company and the securities referenced in this document, including risk factors, which should be read carefully before investing. You should be aware that (i) the securities may be sold only to "accredited investors," as defined in Rule 501 of Regulation D; (ii) the securities will only be offered in reliance on an exemption from the registration requirements of the Securities Act and will not be required to comply with specific disclosure requirements that apply to registration under the Securities Act; (iii) the United States Securities and Exchange Commission will not pass upon the merits of or give its approval to the securities, the terms of the offering, or the accuracy or completeness of any offering materials; (iv) the securities will be subject to legal restrictions on transfer and resale and investors should not assume they will be able to resell their securities; investing in these securities involves a high degree of risk, and investors should be able to bear the loss of their entire investment. Furthermore, investors must understand that such investment could be illiquid for an indefinite period of time.

The offering documents may include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act of 1934, as amended, and are intended to be covered by the safe harbor provisions for forward looking statements. This information is supplied from sources we believe to be reliable but we cannot guarantee accuracy. Although we believe our expectations expressed in such forward-looking statements are reasonable, we cannot assure you that they will be realized. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, but not limited to the risks and uncertainties set forth in the attached materials, which could cause actual results to differ materially from the anticipated results set forth in such forward-looking statements. Any forward-looking statement made by us speaks only as of the date on which it is made, and we undertake no obligation to publicly update any forward-looking statement except as may be required by law.

The Company is "Testing the Waters" under Regulation A under the Securities Act of 1933. The Company is not under any obligation to make an offering under Regulation A. No money or other consideration is being solicited in connection with the information provided, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until an offering statement on Form 1-A has been filed and until the offering statement is qualified pursuant to Regulation A of the Securities Act of 1933, as amended, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. Any person's indication of interest involves no obligation or commitment of any kind. The information in that offering statement will be more complete than the information the Company is providing now, and could differ materially. You must read the documents filed. No offer to sell the securities or solicitation of an offer to buy the securities is being made in any state where such offer or sale is not permitted under the "blue sky" or securities laws thereof. No offering is being made to individual investors in any state unless and until the offering has been registered in that state or an exemption from registration exists therein. The securities offered using Regulation A are highly speculative and involve significant risks. The investment is suitable only for persons who can afford to lose their entire investment. Furthermore, investors must understand that such investment could be illiquid for an indefinite period of time. No public market currently exists for the securities, and if a public market develops following the offering, it may not continue. The Company intends to list its securities on a national exchange and doing so entails significant ongoing corporate obligations including but not limited to disclosure, filing and notification requirements, as well compliance with applicable continued quantitative and qualitative listing standards.

Contact:

For questions to Newsmax:
anthonyr@newsmax.com

For investment questions:
digitaloffering@newsmax.com

SOURCE: Newsmax

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Mark Elenowitz: Newsmax Raised $185 Million, Deadline Approaching!


LAS VEGAS
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SATURDAY AGENDA
Newsmax Plans NYSE Public Listing 2025
1:17 MT LIVE
'FIERY' CALL WITH DANISH PM ON GREENLAND . . .
SENATE CONFIRMS NOEM AS TRI

By Sandy Fitzgerald | Monday, 27 January 2025 12:41 PM EST

Comment | Print | A A

Mark Elenowitz, managing director for Digital Offering LLC, with Newsmax's private placement investments reaching the $185 million mark, urged potential investors interested in the offering to act soon, as the deadline for the opportunity is approaching rapidly.

Newsmax has filed with the SEC seeking to go public, and Elenowitz said that is on track to happen soon.

As part of that plan, Newsmax is offering Preferred Shares to investors before any potential listing on the stock exchange.

But he noted that deadline to apply for shares in the pre-public offering private placement is coming to an end on Friday, Jan. 31.

Important: Beat the **deadline of COB Friday, Jan. 31,** find out about Newsmax's shares! – **Go Here Now**

"We've been talking about this for the last six months as Newsmax has been preparing to go public onto the New York Stock Exchange," Elenowitz explained to Newsmax's Lidia Curanaj on Saturday.

"Ahead of that, we've been doing what's called a private placement. And that's that $185 million number," he said, noting the company had surpassed its goal of $150 million and could go as high as $225 million,

Full information is available online, through the **NewsmaxInvest.com** site, where investors can read all the information about the offering and be a part of it, Elenowitz added.

"If you can qualify, you get a chance to get a 25% discount [of the expected IPO share price] ahead of this public offering," he told Curanaj.

To participate and get the 25% discount, investors must be accredited, meaning they must have either an annual income of $200,000 or a $1 million net worth or more.

"We know all the viewers, not everybody has that type of net worth," he said. "And that's OK, because you can still be a part

the planned public offering.

People who buy the early shares will be able to sell them once the company goes public if they wish, said Elenowitz.

He explained that the company will likely go public within the next "30 to 45 days," subject to SEC approval.

Elenowitz further pointed out that Newsmax has experienced a great deal of growth in the past several months, including with "enormous" Nielsen ratings.

"The company has also just recently signed with YouTube TV, continuing to expand its reach," he said.

Investors joining in before the deadline will also get a 7% coupon for a "little extra bonus," said Elenowitz.

And once the public offering is complete, subject to SEC approval and the NYSE approval, Newsmax will be ringing the bell and trading under the symbol NMAX on the main board of the New York Stock Exchange, said Elenowitz.

He also noted that people who have been previous investors in Newsmax can still buy more shares or participate in the expected public offering, he said.

Elenowitz urged investors to act now and make sure they begin the investment process by Friday, Jan. 31.

Important: Beat the **deadline of COB Friday, Jan. 31,** find out about Newsmax's shares! – **Go Here Now**

Disclaimer: *Money raised includes funds received and investments in the process to be completed. Newsmax is currently undertaking a private placement offering pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the "Securities Act"), and/or Rule 506(c) of Regulation D promulgated thereunder. Investors should consider the investment objectives, risks, and investment time horizon of the Company carefully before investing. The private placement memorandum relating to this offering of equity interests by the Company will contain this and other information concerning the Company and the securities referenced in this document, including risk factors, which*

securities will only be offered in reliance on an exemption from the registration requirements of the Securities Act and will not be required to comply with specific disclosure requirements that apply to registration under the Securities Act; (iii) the United States Securities and Exchange Commission will not pass upon the merits of or give its approval to the securities, the terms of the offering, or the accuracy or completeness of any offering materials; (iv) the securities will be subject to legal restrictions on transfer and resale and investors should not assume they will be able to resell their securities; investing in these securities involves a high degree of risk, and investors should be able to bear the loss of their entire investment. Furthermore, investors must understand that such investment could be illiquid for an indefinite period of time. The offering documents may include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act of 1934, as amended, and are intended to be covered by the safe harbor provisions for forward looking statements. This information is supplied from sources we believe to be reliable but we cannot guarantee accuracy. Although we believe our expectations expressed in such forward-looking statements are reasonable, we cannot assure you that they will be realized. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, but not limited to the risks and uncertainties set forth in the attached materials, which could cause actual results to differ materially from the anticipated results set forth in such forward-looking statements. Any forward-looking statement made by us speaks only as of the date on which it is made, and we undertake no obligation to publicly update any forward-looking statement except as may be required by law.The Company is "Testing the Waters" under Regulation A under the Securities Act of 1933. The Company is not under any obligation to make an offering under Regulation A. No money or other consideration is being solicited in connection with the information provided, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until an offering

withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. Any person's indication of interest involves no obligation or commitment of any kind. The information in that offering statement will be more complete than the information the Company is providing now, and could differ materially. You must read the documents filed. No offer to sell the securities or solicitation of an offer to buy the securities is being made in any state where such offer or sale is not permitted under the "blue sky" or securities laws thereof. No offering is being made to individual investors in any state unless and until the offering has been registered in that state or an exemption from registration exists therein. The securities offered using Regulation A are highly speculative and involve significant risks. The investment is suitable only for persons who can afford to lose their entire investment. Furthermore, investors must understand that such investment could be illiquid for an indefinite period of time. No public market currently exists for the securities, and if a public market develops following the offering, it may not continue. The Company intends to list its securities on a national exchange and doing so entails significant ongoing corporate obligations including but not limited to disclosure, filing and notification requirements, as well compliance with applicable continued quantitative and qualitative listing standards.

Sandy Fitzgerald

Sandy Fitzgerald has more than three decades in journalism and serves as a general assignment writer for Newsmax covering news, media, and politics.

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Mark Elenowitz to Newsmax: Act Now, Offer Closing Soon at $150 Million

By Sandy Fitzgerald | Saturday, 28 December 2024 07:45 PM EST

Mark Elenowitz, managing director for Digital Offering LLC, Saturday urged investors interested in the private placement offering for Newsmax to act now, as the early offer will close when investments reach the $150 million mark.

"The amount of interest is nothing that we've ever seen," Elenowitz told Newsmax's "Saturday Report." "We have over 85,000 investors that have indicated to either be a part of the private placement or be a part of the upcoming public offering."

That shows that viewers now have an opportunity to become shareholders, with qualified buyers being able to participate in the private placement offering before Newsmax goes public, he said.

"We've conducted this under something called the Jobs Act, and that gives us the ability to actually be on air today and talk about this and talk about the upcoming public offering," he said. "Investors can participate now by going to www.newsmaxinvest.com. "We're over $140 million of indications and already funded. The company is on track to hit the mark of $150 million."

Newsmax has filed with the Securities and Exchange Commission for a public offering, which is anticipated to take place in the first quarter of 2005, likely in mid-February, he added.

"Time is running out on the private placement," Elenowitz said. "Now, this is a little different. You have to be what's called an accredited investor, which means you have to have a $200,000 income or $1 million net worth. But by getting involved today, you get benefits that are ahead of the public offering, like a **25% discount** and a **7% coupon**."

"When you hit that, you have a chance to be able to invest directly online and use your credit card," he said. "You'll have to upload, upload your accreditation documents, and fill out some forms. Or you can ask to have the documents emailed to you, and we'll email them immediately where you can print them out at home and get them in and send them back to the company."

Investors can also have the documents sent to them in the mail, but they must act quickly on them, Elenowitz stressed.

"Once we hit the $150 million mark, unless we oversubscribe, you're not going to have an opportunity to participate," Elenowitz said.

People who are not accredited investors can also sign up to be notified when the public offering comes out.

"When the public offering comes out, all you need to be is over the age of 18," he said. "You can go online, you can use your credit card, and you can be a part of that public offering."

The investment opportunity comes as Newsmax's ratings are booming, so the timing couldn't be better, Elenowitz noted.

"I think the other night we saw the that Newsmax ended up beating out CNN on Christmas Eve on many of the shows," he said. "The company just recently signed a deal with YouTube TV, so it now expands the reach and the viewership.

"So every day this company is getting more and more viewers. Conservative viewers are realizing that Newsmax is fair and balanced and want to be a part of fair and balanced news reporting – and supporting Newsmax by being an investor is a great way to be a part of the team."

placement memorandum," Elenowitz said. "If you're accredited, read it. It tells you all the good, all the bad. It makes sure it's appropriate for your investment strategy. You'll also see a PowerPoint that discusses the opportunity and how the company has been growing.

"There is also a section with frequently asked questions that gives further information," he said, encouraging potential investors who are not accredited to "go to the green box, enter your information, and we'll be sure to give you the first chance to be a part of the public offering when it's available."

Disclaimer: *Money raised includes funds received and investments in the process to be completed. Newsmax is currently undertaking a private placement offering pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the "Securities Act"), and/or Rule 506(c) of Regulation D promulgated thereunder. Investors should consider the investment objectives, risks, and investment time horizon of the Company carefully before investing. The private placement memorandum relating to this offering of equity interests by the Company will contain this and other information concerning the Company and the securities referenced in this document, including risk factors, which should be read carefully before investing. You should be aware that (i) the securities may be sold only to "accredited investors," as defined in Rule 501 of Regulation D; (ii) the securities will only be offered in reliance on an exemption from the registration requirements of the Securities Act and will not be required to comply with specific disclosure requirements that apply to registration under the Securities Act; (iii) the United States Securities and Exchange Commission will not pass upon the merits of or give its approval to the securities, the terms of the offering, or the accuracy or completeness of any offering materials; (iv) the securities will be subject to legal restrictions on transfer and resale and investors should not assume they will be able to resell their securities; investing in these securities involves a high degree of risk, and investors should be able to bear the loss of their entire investment. Furthermore, investors must understand that such investment could be illiquid for an*

27A of the Securities Act and Section 21E of the Exchange Act of 1934, as amended, and are intended to be covered by the safe harbor provisions for forward looking statements. This information is supplied from sources we believe to be reliable but we cannot guarantee accuracy. Although we believe our expectations expressed in such forward-looking statements are reasonable, we cannot assure you that they will be realized. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, but not limited to the risks and uncertainties set forth in the attached materials, which could cause actual results to differ materially from the anticipated results set forth in such forward-looking statements. Any forward-looking statement made by us speaks only as of the date on which it is made, and we undertake no obligation to publicly update any forward-looking statement except as may be required by law.The Company is "Testing the Waters" under Regulation A under the Securities Act of 1933. The Company is not under any obligation to make an offering under Regulation A. No money or other consideration is being solicited in connection with the information provided, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until an offering statement on Form 1-A has been filed and until the offering statement is qualified pursuant to Regulation A of the Securities Act of 1933, as amended, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. Any person's indication of interest involves no obligation or commitment of any kind. The information in that offering statement will be more complete than the information the Company is providing now, and could differ materially. You must read the documents filed. No offer to sell the securities or solicitation of an offer to buy the securities is being made in any state where such offer or sale is not permitted under the "blue sky" or securities laws thereof. No offering is being made to individual investors in any state unless and until the offering has been registered in that state or an exemption from registration exists therein. The securities offered using Regulation A are highly speculative

Furthermore, investors must understand that such investment could be illiquid for an indefinite period of time. No public market currently exists for the securities, and if a public market develops following the offering, it may not continue. The Company intends to list its securities on a national exchange and doing so entails significant ongoing corporate obligations including but not limited to disclosure, filing and notification requirements, as well compliance with applicable continued quantitative and qualitative listing standards.

Sandy Fitzgerald

Sandy Fitzgerald has more than three decades in journalism and serves as a general assignment writer for Newsmax covering news, media, and politics.

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- **Banker: Newsmax Raises $135 Million in Pre-IPO Plan, Offer to Close Soon**
- **Pew Study: Newsmax Among Top US News Brands**

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Tags: mark elenowitz | digital offering | newsmax | public

Banker: Newsmax Raises $140 Million, Offering Closes Soon!

Mark Elenowitz on American Agenda 12/25/24


NEWSMAX

By Sandy Fitzgerald | Saturday, 28 December 2024 08:29 AM EST

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Viewers and investors are showing powerful support for new media like Newsmax with the company raising $140 million before its planned public offering, Mark Elenowitz of Digital Offering LLC, said this week.

"I've been doing this for almost 34 years and we have not seen the demand as we've seen with Newsmax and I think it really speaks to the audience and the viewers and the supporters," Elenowitz told Newsmax's "American Agenda," earlier this week.

Elenowitz is managing director of the Digital Offering, the bank handling Newsmax's private share raise being completed before its expected IPO in early 2025, subject to SEC approval.

"We've had now over 80,000 investors indicate either to be a part of the public offering or be part of the private placement, so that dedication truly shows the support of what Newsmax is trying to do for the media," he said.

Several months ago Newsmax announced it was seeking to raise $150 million before it made a planned public offering on the New York Stock Exchange.

Elenowitz announced the company has already raised $140 million of that amount and urged investors to act quickly before the $150 million mark is hit.

He said the company expects to close on the offering soon.

Note: Buy shares now before public offering, See More Here

He also noted that while the network's Nielsen ratings and viewership have been climbing, "but people are also wanting to be part of the movement by being a shareholder."

Newsmax has seen extraordinary growth in recent years.

Nielsen ranks its cable news channel the fourth highest-rated in the country. A recent Reuters Institute study found Newsmax was a top 12 U.S. news brand.

"Here in early 2025, most likely sometime in February, we'll be ringing the bell on the New York Stock Exchange, if all goes well," Elenowitz said.

"Anybody that has been wanting to participate, we encourage you to go to www.NewsmaxInvest.com to get the documents emailed to you," he said.

"Or you can invest immediately right online using your credit card because once we hit that $150 million mark, unless we oversubscribed, the offering is coming to an end," he said.

Anyone who has already requested information or received it electronically is still able to complete the documents and participate in the pre-public offering.

The Preferred Share raise for eligible buyers comes with some perks: Investors will **get a 25% discount** on the planned public offering price.

The Preferred also get a **7% coupon** in the form of a dividend in shares.

The private placement that is underway now is limited to accredited investors only, meaning they need a $200,000 yearly income or a $1 million net worth, he stressed. The SEC, not Newsmax, sets these rules.

"We're trying to do is democratize it and let Main Street meet Wall Street, so if you're not accredited, you can be a part of the public offering," Elenowitz said.

He also noted that investors who buy now will not have "what's called an underwriter lockup, there's no six-month restrictive period."

He said the company plans to file with SEC so Preferred Shareholders can have liquidity soon after the IPO.

Newsmax plans to use the funds from its offering to grow its cable channel, its streaming channel, and Newsmax+, its streaming service, as well as increase the company's overall media reach through acquisitions and partnerships.

Important: Buy Shares in Newsmax before private offering closes, Go Here Now

Disclaimer: *Money raised includes funds received and investments in process to be completed. Newsmax is currently undertaking a private placement offering pursuant to Section*

investment objectives, risks, and investment time horizon of the Company carefully before investing. The private placement memorandum relating to this offering of equity interests by the Company will contain this and other information concerning the Company and the securities referenced in this document, including risk factors, which should be read carefully before investing. You should be aware that (i) the securities may be sold only to "accredited investors," as defined in Rule 501 of Regulation D; (ii) the securities will only be offered in reliance on an exemption from the registration requirements of the Securities Act and will not be required to comply with specific disclosure requirements that apply to registration under the Securities Act; (iii) the United States Securities and Exchange Commission will not pass upon the merits of or give its approval to the securities, the terms of the offering, or the accuracy or completeness of any offering materials; (iv) the securities will be subject to legal restrictions on transfer and resale and investors should not assume they will be able to resell their securities; investing in these securities involves a high degree of risk, and investors should be able to bear the loss of their entire investment. Furthermore, investors must understand that such investment could be illiquid for an indefinite period of time. The offering documents may include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act of 1934, as amended, and are intended to be covered by the safe harbor provisions for forward looking statements. This information is supplied from sources we believe to be reliable but we cannot guarantee accuracy. Although we believe our expectations expressed in such forward-looking statements are reasonable, we cannot assure you that they will be realized. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, but not limited to the risks and uncertainties set forth in the attached materials, which could cause actual results to differ materially from the anticipated results set forth in such forward-looking statements. Any forward-looking statement made by us speaks only as of the date on which it is made, and we

the Securities Act of 1933. The Company is not under any obligation to make an offering under Regulation A. No money or other consideration is being solicited in connection with the information provided, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until an offering statement on Form 1-A has been filed and until the offering statement is qualified pursuant to Regulation A of the Securities Act of 1933, as amended, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. Any person's indication of interest involves no obligation or commitment of any kind. The information in that offering statement will be more complete than the information the Company is providing now, and could differ materially. You must read the documents filed. No offer to sell the securities or solicitation of an offer to buy the securities is being made in any state where such offer or sale is not permitted under the "blue sky" or securities laws thereof. No offering is being made to individual investors in any state unless and until the offering has been registered in that state or an exemption from registration exists therein. The securities offered using Regulation A are highly speculative and involve significant risks. The investment is suitable only for persons who can afford to lose their entire investment. Furthermore, investors must understand that such investment could be illiquid for an indefinite period of time. No public market currently exists for the securities, and if a public market develops following the offering, it may not continue. The Company intends to list its securities on a national exchange and doing so entails significant ongoing corporate obligations including but not limited to disclosure, filing and notification requirements, as well compliance with applicable continued quantitative and qualitative listing standards.

Sandy Fitzgerald

Sandy Fitzgerald has more than three decades in journalism and serves as a general assignment writer for Newsmax covering news, media, and politics.

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Tags: elenowitz | newsmax | ipo | sec | nyse

Banker: Newsmax Raises $135 Million in Pre-IPO Plan, Offer to Close Soon


Investor News
NEWSMAX
More on IPO Plan: NewsmaxInvest.com
6:24 MT LIVE
MATERIALS PULLED FROM AUCTION WEBSITE . . .
NUNA RECALLS 600,000 CAR SEAT

By James Morley III | Sunday, 22 December 2024 08:57 AM EST

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Mark Elenowitz, managing director for Digital Offering LLC, told Newsmax on Friday that "Newsmax is doing something that's never been done before."

Appearing on the 'Finnerty' show, Elenowitz announced that Newsmax had raised $135 million of its target of $150 million – and expects to close soon on its pre-IPO plan round.

Newsmax has already filed with the Securities and Exchange Commission and is seeking a public offering with an expected listing on the New York Stock Exchange under the symbol "NMAX."

Several months ago the company began a private offering of Preferred Shares with investment bank Digital Offering LLC as part of its anticipated public offering set for early 2025.

"We've had really good success. We were at $125 million, but we're now at $135 million subscribed from a $150 million offering," Elenowitz told host Rob Finnerty

"So we only have about $15 million and we're coming up to end of the offering period," Elenowitz said, urging investors to act soon if they are interested in joining the pre-public offering round.

Elenowitz said interested investors can go to www.NewsmaxInvest.com.

He said Newsmax is expecting to close the offering "in the next couple weeks."

Elenowitz stressed it was important for investors to begin the process or start the paperwork, and there may be an extension of the closing to accommodate such investors.

"The benefit of buying shares now is you get a 25% discount for the public offering," he said, clarifying the difference between the private placement and public offering.

He did note while the expected public offering is available to anyone over the age of 18, the current private placement is limited to an accredited investor. These are rules set by the SEC, he said.

"You need to have a $200,000 income or have a $1 million net worth. You get a 7% dividend that converts at the time of IPO into additional shares."

Elenowitz emphasized the unique opportunity.

"Newsmax is doing something that's never been done before. This is a crowd-financed public offering. It's designed for the everyday American — you as the viewer, you as the Newsmax supporter get a chance to be a part of Newsmax and its growth. This is Main Street meets Wall Street," Elenowitz concluded.

Newsmax has already become one of the nation's leading news networks and the fourth highest-rated cable news channel often vying with CNN for ratings.

In June, the Reuters Institute identified Newsmax as one of the top 12 U.S. news brands.

A separate Pew study found Newsmax was of the most influential media during the 2024 election, ranking with NBC, CBS, X, the New York Times, among others.

Invest in Newsmax Today: Own Shares, Find Out About IPO Plan, Buy Shares Today, See More Here

Disclaimer: Money raised includes funds received and investments in process to be completed. Newsmax is currently undertaking a private placement offering pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the "Securities Act"), and/or Rule 506(c) of Regulation D promulgated thereunder. Investors should consider the investment objectives, risks, and investment time horizon of the Company carefully before investing. The private placement memorandum relating to this offering of equity interests by the Company will contain this and other information concerning the Company and the securities referenced in this document, including risk factors, which should be read carefully before investing. You should be aware that (i) the securities may be sold only to "accredited investors," as defined in Rule 501 of Regulation D; (ii) the securities will only be offered in reliance on an exemption from the registration requirements of the Securities Act and will not be required to comply with specific disclosure requirements that apply to registration under the Securities Act; (iii) the United States Securities and Exchange Commission will not pass upon the merits of or give its

approval to the securities, the terms of the offering, or the accuracy or completeness of any offering materials; (iv) the securities will be subject to legal restrictions on transfer and resale and investors should not assume they will be able to resell their securities; investing in these securities involves a high degree of risk, and investors should be able to bear the loss of their entire investment. Furthermore, investors must understand that such investment could be illiquid for an indefinite period of time. The offering documents may include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act of 1934, as amended, and are intended to be covered by the safe harbor provisions for forward looking statements. This information is supplied from sources we believe to be reliable but we cannot guarantee accuracy. Although we believe our expectations expressed in such forward-looking statements are reasonable, we cannot assure you that they will be realized. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, but not limited to the risks and uncertainties set forth in the attached materials, which could cause actual results to differ materially from the anticipated results set forth in such forward-looking statements. Any forward-looking statement made by us speaks only as of the date on which it is made, and we undertake no obligation to publicly update any forward-looking statement except as may be required by law.The Company is "Testing the Waters" under Regulation A under the Securities Act of 1933. The Company is not under any obligation to make an offering under Regulation A. No money or other consideration is being solicited in connection with the information provided, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until an offering statement on Form 1-A has been filed and until the offering statement is qualified pursuant to Regulation A of the Securities Act of 1933, as amended, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. Any person's indication of interest involves no obligation or commitment of any kind. The information in that offering statement will be more complete than the information the Company is providing now, and could differ materially. You must read the documents

filed. No offer to sell the securities or solicitation of an offer to buy the securities is being made in any state where such offer or sale is not permitted under the "blue sky" or securities laws thereof. No offering is being made to individual investors in any state unless and until the offering has been registered in that state or an exemption from registration exists therein. The securities offered using Regulation A are highly speculative and involve significant risks. The investment is suitable only for persons who can afford to lose their entire investment. Furthermore, investors must understand that such investment could be illiquid for an indefinite period of time. No public market currently exists for the securities, and if a public market develops following the offering, it may not continue. The Company intends to list its securities on a national exchange and doing so entails significant ongoing corporate obligations including but not limited to disclosure, filing and notification requirements, as well compliance with applicable continued quantitative and qualitative listing standards.

James Morley III

James Morley III *is a writer with more than two decades of experience in entertainment, travel, technology, and science and nature.*

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- **Pew Study: Newsmax Among Top US News Brands**

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Tags: newsmax | chris ruddy | ipo | youtube | growth

Newsmax CEO Ruddy on IPO Plan: YouTube TV Spikes Network's Growth

By Charlie McCarthy | Friday, 18 October 2024 11:46 AM EDT

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Newsmax's planned initial public offering (IPO) is still on track — and the recent YouTube TV agreement will only help propel the network's growth, Newsmax CEO Chris Ruddy said.

Ruddy, appearing on "Rob Schmitt Tonight" on Wednesday, said Newsmax has produced impressive ratings – especially compared to CNN, despite the fact his network had been in significantly less cable homes.

But the Youtube TV deal — putting Newsmax on their basic plan and boosting its overall reach to almost 60 million cable homes — changes that equation.

Note: Find out about Newsmax's planned Public Offering, invest now, See More Here

Earlier this month Newsmax signed with Youtube TV, adding more than 8 million subscribers to its national footprint – joining a list of all major cable operators carrying Newsmax, including Directv, Dish, Xfinity, Altice, Spectrum, Cox and others.

Hulu, the streaming virtual cable service owned by Disney, is the only major distributor not carrying Newsmax.

"It's been a huge development," Ruddy told Schmitt about the YouTube TV agreement. "We're now on a YouTube TV's footprint and it's probably going to be 10 or 12 million homes in the near future because they have NFL football on Sundays, and apparently people that get it really like it."

Ruddy said Newsmax has been helped by millions of viewers who are "voting with their remote controls" in favor of the network.

"They're telling these cable operators they want Newsmax, they want your show," Ruddy told Schmitt.

"Our ratings are up and we're the only cable network with ratings up in double digits across every day, part year over year," Ruddy said. "That's an amazing feat."

Investors: Buy shares now in Newsmax with 7%

million viewers tuned into Newsmax, up from 22 million in the second quarter – a 45% increase.

Last June, the Reuters Institute study on global media reported that Newsmax was one of the top 12 news brands dominating U.S. media.

Ruddy also discussed with Schmitt the company's planned IPO, which will allow viewers to invest in Newsmax.

Ruddy noted that the company's plan to go public is still on track as it seeks approval by the end of this year or in early 2025.

He said the company is also expected to be listed on the New York Stock Exchange.

Ruddy said company revenues are up significantly this year over last year.

"That's a very good sign and we've just had such dramatic growth," he said. "We think it's going to be a great company going forward, but we also think it's important for America that companies like Newsmax succeed."

Ruddy said the company moved to go public so it could "join with tens of thousands, hundreds of thousands of investors who partner with us to help make us bigger and stronger."

Important: Get Preferred Shares with discount to IPO share price, become a Newsmax co-owner! More Info Here

DISCLAIMER:

Newsmax is currently undertaking a private placement offering pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the "Securities Act"), and/or Rule 506(c) of Regulation D promulgated thereunder. Investors should consider the investment objectives, risks, and investment time horizon of the Company carefully before investing. The private placement memorandum relating to this offering of equity interests by the Company contains this and other information

(i) the securities may be sold only to "accredited investors," as defined in Rule 501 of Regulation D; (ii) the securities will only be offered in reliance on an exemption from the registration requirements of the Securities Act and will not be required to comply with specific disclosure requirements that apply to registration under the Securities Act; (iii) the SEC will not pass upon the merits of or give its approval to the securities, the terms of the offering, or the accuracy or completeness of any offering materials; (iv) the securities will be subject to legal restrictions on transfer and resale and investors should not assume they will be able to resell their securities; investing in these securities involves a high degree of risk, and investors should be able to bear the loss of their entire investment. Furthermore, investors must understand that such investment could be illiquid for an indefinite period of time.

The offering documents may include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act of 1934, as amended, and are intended to be covered by the safe harbor provisions for forward looking statements. This information is supplied from sources we believe to be reliable but we cannot guarantee accuracy. Although we believe our expectations expressed in such forward-looking statements are reasonable, we cannot assure you that they will be realized. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, but not limited to the risks and uncertainties set forth in the attached materials, which could cause actual results to differ materially from the anticipated results set forth in such forward-looking statements. Any forward-looking statement made by us speaks only as of the date on which it is made, and we undertake no obligation to publicly update any forward-looking

offering under Regulation A. No money or other consideration is being solicited in connection with the information provided, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until an offering statement on Form 1-A until the offering statement that has been filed is qualified pursuant to Regulation A of the Securities Act of 1933, as amended, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. Any person's indication of interest involves no obligation or commitment of any kind. The information in that offering statement will be more complete than the information the Company is providing now, and could differ materially. You must read the documents filed. No offer to sell the securities or solicitation of an offer to buy the securities is being made in any state where such offer or sale is not permitted under the "blue sky" or securities laws thereof. No offering is being made to individual investors in any state unless and until the offering has been registered in that state or an exemption from registration exists therein. The securities offered using Regulation A are highly speculative and involve significant risks. The investment is suitable only for persons who can afford to lose their entire investment. Furthermore, investors must understand that such investment could be illiquid for an indefinite period of time. No public market currently exists for the securities, and if a public market develops following the offering, it may not continue. The Company intends to list its securities on a national exchange and doing so entails significant ongoing corporate obligations including but not limited to disclosure, filing and notification requirements, as well compliance with applicable continued quantitative and qualitative

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Tags: newsmax | webinar | sec | nyse

Join Newsmax's Webinar for IPO Plan, Private Offering


NEWSMAX

(Newsmax)

By Newsmax Staff | Sunday, 17 November 2024 10:12 PM EST

Newsmax Inc. is pleased to announce it will host its second online Special Investor Webinar conversation with its CEO, Christopher Ruddy.

The online webinar will take place on **Thursday, Nov. 21, at 10:00 a.m. ET.**

Newsmax has already filed with the Securities and Exchange Commission and is seeking a public offering with an expected listing on the New York Stock Exchange under the symbol "NMAX." The company has also engaged in a private offering of preferred shares, as well as the anticipated public offering, with investment bank Digital Offering LLC.

Newsmax has raised $100 million of its planned $150 million for the private offering and expects to close on this round soon*.

Investors interested in finding out more about the public offering plan and private offering are invited to join the free online event at NewsmaxWebinar.com.

This online event will provide accredited investors** with insight into the company's vision, strategy, and growth prospects, specifically the impact the recent 2024 election will have on the media landscape and Newsmax.

Newsmax has already become one of the nation's leading news networks. In June, the Reuters Institute identified the company as one of the top 12 U.S. news brands.

For a limited time, eligible investors are able to invest in the private offering, which currently consists of shares of the company's **Series B 7% Convertible Preferred Stock**.

This offering is solely available to accredited investors**.

Qualified prospective investors who meet the qualifications of an "accredited investor" can invest as little as **$5,000** in this offering and join Newsmax as a shareholder and owner.

Additional details about the private offering and the contemplated public offering are available at

and is now the **fourth highest-rated cable news channel in the U.S., just behind CNN.**

The company has developed a significant audience, reaching over **40 million** Americans each month through its television broadcasts and multiplatform content, and has demonstrated remarkable growth **with revenues up 332% since 2019.**

According to Nielsen, Newsmax was the only cable news channel to see ratings growth across all dayparts in 2023, with prime-time up 42% in total viewers. Q1 2024 also saw an impressive 137% rise in prime-time ratings, compared to the same period last year. For the third quarter of 2024, Nielsen reported that 34 million Americans watched Newsmax, up 48% from the second quarter.

Webinar Event Details:

- **Date:** Thursday, Nov. 21
- **Time:** 10:00 a.m. ET (Webinar will re-air at scheduled times)
- **Sign Up:** NewsmaxWebinar.com

At the Webinar, Ruddy will discuss the company's private offering plans, public offering and listing plans, corporate mission, as well as long-term strategic vision and future growth initiatives.

Ruddy will also be joined by Mark Elenowitz, managing director of Digital Offering, the investment banker for the offerings.

How to Join: Interested parties can RSVP at NewsmaxWebinar.com and will be emailed a link to join the live broadcast.

Note: Scheduled replays of the event will be available shortly after the first broadcast.

About Newsmax

Newsmax Inc. is a holding company that owns 100% of the equity interests of its operating company Newsmax Media, Inc. Newsmax Media, Inc. is a broadcasting and multimedia

seeking real news and opinion.

Newsmax operates the Newsmax channel, now the fourth highest-rated cable news channel, according to Nielsen, and available on all major cable systems and OTT platforms. Nielsen reported that Newsmax was the only cable news channel to see ratings growth across all dayparts in 2023.

Newsmax's media properties reach more than 40 million Americans regularly through the Newsmax channel, its free streaming channel Newsmax2, the Newsmax App, and its streaming service Newsmax+, its website Newsmax.com, and publications like Newsmax Magazine. More than 16 million people follow Newsmax on social media platforms like Twitter, Facebook, LinkedIn, and Truth Social.

Forbes calls Newsmax "a news powerhouse."

Through its media outlets Newsmax champions a free press, one that provides Americans with balanced coverage, diverse viewpoints, and honest debates on the issues affecting our lives.

Newsmax Inc., based in Boca Raton, Fla., with offices in Washington, D.C., and New York City, is a privately held company headed by its CEO and majority shareholder Christopher Ruddy. For more information about Newsmax, please visit https://www.NewsmaxInvest.com.

About Digital Offering, LLC

Digital Offering, LLC ("DO"), a leader in crowd-financed public offerings, is a next-generation investment bank with a focus on technology and innovation using The Jumpstart Our Business Startups Act, or JOBS Act.

For over a decade, it has specialized in helping high-quality private and public growth companies access U.S. capital markets and achieve their growth objectives. With constantly changing markets and regulation, Digital Offering is applying the best practices of traditional investment banking to new securities industry rules to enhance efficiency in capital raising.

**DISCLAIMER: Raised includes closed proceeds and investments committed / in process of closing.*

the investment objectives, risks and investment time horizon of the Company carefully before investing.

The Shares offered in the private offering will not be and have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Investing in these securities involves a high degree of risk, and investors should be able to bear the loss of their entire investment. Furthermore, investors must understand that such investment could be illiquid for an indefinite period of time.

Additional details of the offering, including a private placement memorandum, can be found at NewsmaxInvest.com.

Under Rule 506(c), general solicitation of offerings is permitted, however, purchasers in a Rule 506(c) offering must be "accredited investors."

The SEC defines the term "accredited investor" in Rule 501(a). Generally, individuals are considered accredited investors if they have a net worth greater than $1 million (excluding their primary residence) or incomes in excess of $200,000 in the last two years with the expectation of the same in the current year (or $300,000 with a spouse).

At the closing of the company's anticipated public offering, the company will convert all shares sold in this private offering (Series B 7% Preferred Offering) to common shares. To the extent such common shares are not tradeable after a statutory holding period, Newsmax intends to file a registration statement with the Securities and Exchange Commission that will seek to register these common shares, subject to approval by the Commission, that will allow them to be traded on a public exchange.

The Company is "Testing the Waters" under Regulation A under the Securities Act of 1933. The Company is not under any obligation to make an offering under Regulation A. No money or other consideration is being solicited in connection

statement is qualified pursuant to Regulation A of the Securities Act of 1933, as amended, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. Any person's indication of interest involves no obligation or commitment of any kind. The information in that offering statement will be more complete than the information the Company is providing now, and could differ materially. You must read the documents filed. No offer to sell the securities or solicitation of an offer to buy the securities is being made in any state where such offer or sale is not permitted under the "blue sky" or securities laws thereof. No offering is being made to individual investors in any state unless and until the offering has been registered in that state or an exemption from registration exists therein. The securities offered using Regulation A are highly speculative and involve significant risks. The investment is suitable only for persons who can afford to lose their entire investment. Furthermore, investors must understand that such investment could be illiquid for an indefinite period of time. No public market currently exists for the securities, and if a public market develops following the offering, it may not continue. The Company intends to list its securities on a national exchange and doing so entails significant ongoing corporate obligations including but not limited to disclosure, filing and notification requirements, as well compliance with applicable continued quantitative and qualitative listing standards.

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Tags: newsmax | investor | webinar

Newsmax Announces Planned Public Offering, Private Offering Investor Webinar


NIELSEN RATINGS ARE IN
NEWSMAX
ROARS!
TACO BELL

(Newsmax)

Friday, 02 August 2024 07:23 AM EDT

Newsmax Inc. ("Newsmax" or the "Company") is pleased to announce it will host an online Special Investor Webinar conversation with its CEO, Christopher Ruddy, on **Tuesday, August 6, 2024 at 12:00pm ET.**

Interested investors are invited to join the free online event at NewsmaxWebinar.com.

Newsmax has already become one of the nation's leading news networks and this online event will provide accredited investors* with insight into the Company's vision, strategy and growth prospects.

Newsmax is currently a private placement offering ahead of its planned Public Offering and expected Listing.

Last month, Newsmax announced that it would seek to become a public company later in 2024 or in early 2025 with a listing on the NYSE or Nasdaq.

In preparation for this contemplated public offering, Newsmax has launched a private placement offering seeking to raise up to $225 million.

For a limited-time, eligible investors are able to invest in this private offering which currently consists of shares of the Company's **Series B 7% Convertible Preferred Stock.**

This offering is solely available to accredited investors*.

Qualified prospective investors who meet the qualifications of an "accredited investor" can invest as little as **$5,000** in this offering and join Newsmax as a shareholder and owner.

Additional details and the ability to sign up to learn more about the contemplated public offering can be found at www.NewsmaxInvest.com.

Founded in 1998 as a digital media brand, Newsmax entered the cable news market in 2014.

Since then, the network has had an astonishing rise, climbing into the top tier of cable channels, and is now the **fourth**

channel to see ratings growth across all dayparts in 2023, with prime-time up 42% in total viewers. Q1 2024 also saw an impressive 137% rise in prime-time ratings, compared to the same period last year.

The Company has developed a significant audience, reaching over **40 million** Americans each month through its television broadcasts and multi-platform content, and has demonstrated remarkable growth **with revenues up 332% since 2019.**

In June 2024, a Reuters global survey of media found Newsmax was one of the nation's "top news brands," identifying the network as one of only 12 major media outlets Americans are turning to regularly.

Webinar Event Details:

- **Date:** Tuesday, August 6, 2024
- **Time:** 12:00pm ET
- **Link:** NewsmaxWebinar.com

How to Join: Interested parties can RSVP at NewsmaxWebinar.com and will be emailed a link to join the live broadcast. Note: scheduled replays of the event will be available shortly after the first broadcast.

At the Webinar, Mr. Ruddy will discuss the Company's private placement offering, public offering and listing plans, corporate mission, as well as long-term strategic vision and future growth initiatives.

Mr. Ruddy will also be joined by Mark Elenowitz, Managing Director of Digital Offering LLC, the investment banker for the offerings.

Mr. Ruddy said of the event, "We are excited to connect with the tens of thousands of investors nationwide who have already shown interest in investing in Newsmax. There is much to be enthusiastic about Newsmax, including significant growth in our audience, a surge in interest in conservative media and our expanding portfolio of platforms and distribution. Now more than ever — especially in this election year of 2024 — America needs Newsmax. We look forward to sharing more details with

equity interests of its operating company Newsmax Media, Inc. Newsmax Media, Inc. is a broadcasting and multimedia company that offers Americans independent news. Since its founding in 1998 by Christopher Ruddy, an award-winning journalist, Newsmax has become a go-to place for Americans seeking real news and opinion.

Newsmax operates the Newsmax channel, now the fourth highest-rated cable news channel, according to Nielsen, and available on all major cable systems and OTT platforms. Nielsen reported that Newsmax was the only cable news channel to see ratings growth across all dayparts in 2023.

Newsmax's media properties reach more than 40 million Americans regularly through the Newsmax channel, its free streaming channel Newsmax2, the Newsmax App and its streaming service Newsmax+, its website Newsmax.com, and publications like Newsmax Magazine. More than 16 million people follow Newsmax on social media platforms like Twitter, Facebook, LinkedIn, and Truth Social.

Forbes calls Newsmax "a news powerhouse."

Through its media outlets Newsmax champions a free press, one that provides Americans with balanced coverage, diverse viewpoints, and honest debates on the issues affecting our lives.

Newsmax Inc., based in Boca Raton, Fla., with offices in Washington, D.C. and New York City, is a privately held company headed by its CEO and majority shareholder Christopher Ruddy. For more information about Newsmax, please visit https://www.NewsmaxInvest.com.

About Digital Offering, LLC

Offering, LLC ("**DO**"), a leader in crowd financed public offerings, is a next generation investment bank with a focus on technology and innovation utilizing The Jumpstart Our Business Startups Act, or JOBS Act.

For over a decade they specialize in helping high-quality private and public growth companies access U.S. capital markets and achieve their growth objectives. With constantly changing

defined under Rule 506(c) of Regulation D promulgated by the Securities and Exchange Commission under the Securities Act, as amended (the "Securities Act'). Investors should consider the investment objectives, risks and investment time horizon of the Company carefully before investing.

The Shares offered in the private offering will not be and have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Investing in these securities involves a high degree of risk, and investors should be able to bear the loss of their entire investment. Furthermore, investors must understand that such investment could be illiquid for an indefinite period of time.

Additional details of the offering, including a private placement memorandum, can be found at NewsmaxInvest.com.

Under Rule 506(c), general solicitation of offerings is permitted, however, purchasers in a Rule 506(c) offering must be "accredited investors."

The SEC defines the term "accredited investor" in Rule 501(a). Generally, individuals are considered accredited investors if they have a net worth greater than $1 million (excluding their primary residence) or incomes in excess of $200,000 in the last two years with the expectation of the same in the current year (or $300,000 with a spouse).

At the closing of the company's anticipated public offering, the company will convert all shares sold in this private offering (Series B 7% Preferred Offering) to common shares. To the extent such common shares are not tradeable after a statutory holding period, Newsmax intends to file a registration statement with the Securities and Exchange Commission that will seek to register these common shares, subject to approval by the Commission, that will allow them to be traded on a public exchange.

The Company is "Testing the Waters" under Regulation A

be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until an offering statement on Form 1-A has been filed and until the offering statement is qualified pursuant to Regulation A of the Securities Act of 1933, as amended, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. Any person's indication of interest involves no obligation or commitment of any kind. The information in that offering statement will be more complete than the information the Company is providing now, and could differ materially. You must read the documents filed. No offer to sell the securities or solicitation of an offer to buy the securities is being made in any state where such offer or sale is not permitted under the "blue sky" or securities laws thereof. No offering is being made to individual investors in any state unless and until the offering has been registered in that state or an exemption from registration exists therein. The securities offered using Regulation A are highly speculative and involve significant risks. The investment is suitable only for persons who can afford to lose their entire investment. Furthermore, investors must understand that such investment could be illiquid for an indefinite period of time. No public market currently exists for the securities, and if a public market develops following the offering, it may not continue. The Company intends to list its securities on a national exchange and doing so entails significant ongoing corporate obligations including but not limited to disclosure, filing and notification requirements, as well compliance with applicable continued quantitative and qualitative listing standards.

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Tags: newsmax | tv | nielsen | ratings | ipo | media | viewers

Ruddy: Ratings Soar, Pre-IPO Plan Gets Big Response


NEWSMAX
NEWSMAX BREAKS VIEWERSHIP RECORDS
LIVE COVERAGE
TRUMP RALLY

By Eric Mack | Tuesday, 27 August 2024 12:16 PM EDT

Comment | Print | A A

Listen to this Newsmax article

0:00 / 2:41 1X

Newsmax CEO Chris Ruddy appeared on "Rob Schmitt Tonight" touting the network's big ratings success and the latest on **its pre-IPO planned offering.**

Nielsen data out this month shows July ratings made records for Newsmax — with the network drawing more than 22 million viewers to its cable news channel alone.

Important: Find out how to join Newsmax's pre-IPO plan and buy shares now! See More Here

"We're the only cable news channel in every day part seeing ratings increases, which is pretty amazing," Ruddy told host Rob Schmitt last Friday.

"If you take CNBC, Fox Business, and NewsNation — combine them — we still beat them all in ratings and by a fairly good number," Ruddy said.

Schmitt's show detailed the network's success as it has led cable news in ratings growth since 2023.

"We're really excited by the level of engagement," Ruddy said.

"The American people are voting with their remote controls in favor of Newsmax," he said.

"We're reaching about 40 million people all together across all of our platforms.

"It's been an incredible success story."

Ruddy also discussed with Schmitt the network's plan to go public later this year or early next year.

Before making such a filing, Newsmax currently is offering qualified investors preferred shares in the company.

The shares come with a 7% dividend payable until the expected IPO, with a listing on Nasdaq or the NYSE.

Want Shares? Find out how to become an owner of Newsmax now! Read More Here

"We've seen the success with President [Donald] Trump's public offering — where it's now worth billions of dollars."

"Join our revolution," Ruddy added. "We call it a news revolution, and it's working."

Ruddy noted that Newsmax's work is critically important this year.

Last week the Media Research Center released a study that showed major media gave the Kamala Harris-Tim Walz ticket 82% positive coverage compared to 90% negative coverage for Donald Trump-J.D. Vance.

But Ruddy said Newsmax is having a positive and powerful impact.

He noted a recent Reuters study that found Newsmax is one of the top 12 news brands in the United States.

"They're all big media companies that have been around for a while," Ruddy said of the Reuters list.

"So Newsmax is breaking through," Ruddy concluded.

Legal Disclaimer: Newsmax is currently undertaking a private placement offering pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the "Securities Act"), and/or Rule 506(c) of Regulation D promulgated thereunder. Investors should consider the investment objectives, risks, and investment time horizon of the Company carefully before investing. The offering documents relating to this offering of equity interests by the Company will contain this and other information concerning the Company and the securities referenced in this document, including risk factors, which should be read carefully before investing. Securities of the Company are being offered and sold in reliance on exemptions from registration under the Securities Act. In accordance therewith, you should be aware that (i) the securities may be sold only to "accredited investors," as defined in Rule 501 of Regulation D; (ii) the securities will only be offered in reliance on an exemption from the registration requirements of the Securities Act and will not be required to comply with specific

the accuracy or completeness of any offering materials; (iv) the securities will be subject to legal restrictions on transfer and resale and investors should not assume they will be able to resell their securities; investing in these securities involves a high degree of risk, and investors should be able to bear the loss of their entire investment. Furthermore, investors must understand that such investment could be illiquid for an indefinite period of time. The offering documents may include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act of 1934, as amended, and are intended to be covered by the safe harbor provisions for forward-looking statements. This information is supplied from sources we believe to be reliable but we cannot guarantee accuracy. Although we believe our expectations expressed in such forward-looking statements are reasonable, we cannot assure you that they will be realized. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, but not limited to the risks and uncertainties set forth in the attached materials, which could cause actual results to differ materially from the anticipated results set forth in such forward-looking statements. Any forward-looking statement made by us speaks only as of the date on which it is made, and we undertake no obligation to publicly update any forward-looking statement except as may be required by law. The Company is "Testing the Waters" under Regulation A under the Securities Act of 1933. The Company is not under any obligation to make an offering under Regulation A. No money or other consideration is being solicited in connection with the information provided, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until an offering statement on Form 1-A has been filed and until the offering statement is qualified pursuant to Regulation A of the Securities Act of 1933, as amended, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. Any person's indication of interest involves no obligation or commitment of

buy the securities is being made in any state where such offer or sale is not permitted under the "blue sky" or securities laws thereof. No offering is being made to individual investors in any state unless and until the offering has been registered in that state or an exemption from registration exists therein. The securities offered using Regulation A are highly speculative and involve significant risks. The investment is suitable only for persons who can afford to lose their entire investment. Furthermore, investors must understand that such investment could be illiquid for an indefinite period of time. No public market currently exists for the securities, and if a public market develops following the offering, it may not continue. The Company intends to list its securities on a national exchange and doing so entails significant ongoing corporate obligations including but not limited to disclosure, filing and notification requirements, as well compliance with applicable continued quantitative and qualitative listing standards.

Eric Mack

Eric Mack has been a writer and editor at Newsmax since 2016. He is a 1998 Syracuse University journalism graduate and a New York Press Association award-winning writer.